Exhibit T3E.1

OFFERING CIRCULAR

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

OFFER TO EXCHANGE
U.S.$167,623,590 SENIOR NOTES DUE 2007
AND CONSENT SOLICITATION

WE ARE OFFERING TO EXCHANGE:

•	each U.S.$1.00 principal amount of our outstanding senior notes due 2007, which we refer to as the “Old Notes.”

IN CONSIDERATION, WE WILL GIVE YOU (AT YOUR ELECTION) EITHER:

•	U.S.$1.00 principal amount of our unissued senior step-up notes due 2009, which we refer to as the “New Notes.” The New Notes mature on October 15, 2009. Interest will accrue on the New Notes at the annual rate of 4.00% from the date of issuance through April 14, 2005, 5.75% from April 15, 2005 through October 14, 2005, 7.75% from October 15, 2005 through April 14, 2006, 8.25% from April 15, 2006 through October 14, 2006, 9.25% from October 15, 2006 through October 14, 2007, 10.25% from October 15, 2007 through October 14, 2008, and 11.25% from October 15, 2008 through October 14, 2009. Interest will be payable semi-annually in cash in arrears on April 15 and October 15, starting on April 15, 2005; or

•	0.80 of a share of our Series N–1 preferred stock (“Series N-1 Shares”), which we refer to as “Exchange Stock.”

      The aggregate number of shares of Exchange Stock to be received by each tendering holder of the Old Notes that elects to receive Exchange Stock will be rounded up to the nearest whole share.

CONSENT SOLICITATION:

      In addition to the exchange offer, we are soliciting consents from holders of the Old Notes to amend certain restrictive covenants contained in the indenture governing the Old Notes (the “Old Indenture”). Holders of at least a majority in aggregate principal amount of the Old Notes, other than Old Notes held by Maxcom or any affiliate of Maxcom, must consent to the proposed amendments in order for them to be adopted. Holders of Old Notes can also consent to the proposed amendments to the Old Indenture without tendering their Old Notes.

      We have entered into an agreement with Nexus — Maxcom Holdings I, LLC (“Bank of America/ Nexus”), an affiliate of Banc of America Equity Partners, one of our principal shareholders and the holder of an aggregate principal amount of approximately U.S.$126.4 million of our Old Notes (approximately 75% of the outstanding Old Notes), pursuant to which it has agreed to tender its Old Notes in exchange for Exchange Stock. Pursuant to the terms of this agreement, if we do not receive the requested consents from the holders of at least a majority in aggregate principal amount of the Old Notes, other than Old Notes held by Maxcom or any affiliate of Maxcom, Bank of America/ Nexus may withdraw the Old Notes tendered by it in the exchange offer and revoke its consent.

      We have also entered into an agreement with holders of an aggregate principal amount of approximately U.S.$6.8 million of Old Notes, or approximately 4% of the outstanding Old Notes, pursuant to which they have agreed to tender their Old Notes and deliver the requested consents in the exchange offer and consent solicitation.

OTHER TERMS:

•	The exchange offer and consent solicitation are conditioned on, among other things, the receipt of consents to the proposed amendments to the Old Indenture from holders of at least a majority of the aggregate principal amount of Old Notes outstanding, other than Old Notes held by Maxcom or any affiliate of Maxcom, and the consummation of the exchange of shares of certain classes of our existing equity for shares of other existing classes of equity.

•	The exchange offer expires at 5:00 p.m., New York City time, on October 6, 2004, unless extended.

•	You may withdraw your tender of the Old Notes at any time prior to the expiration date.

CONSIDER CAREFULLY THE “RISK FACTORS” BEGINNING ON PAGE 19 OF THIS OFFERING CIRCULAR.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this offering circular. Any representation to the contrary is a criminal offense.

      The securities described in this offering circular have not been registered with the Securities Section of the National Registry of Securities (Registro Nacional de Valores), maintained by the National Banking and Securities Commission of Mexico (Comision Nacional Bancaria y de Valores). Therefore, these securities can not be publicly offered or traded in Mexico.

      (Los valores no han sido registrados en la sección de Valores del Registro Nacional de Valores, por lo que no son objeto de oferta pública ni de intermediación en México)

The exchange agent for the exchange offer is: THE BANK OF NEW YORK	The information agent for the exchange offer is: CITIGATE FINANCIAL INTELLIGENCE

The date of this offering circular is September 8, 2004

      You should rely only on the information contained in this offering circular or in any supplement accompanying this offering circular. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this offering circular or in any supplement accompanying this offering circular is accurate as of any date other than the date on the front of this offering circular.

      You should not construe the contents of this offering circular as providing any legal, business, financial or tax advice. You should consult with your own advisors.

      We are conducting the exchange offer in reliance upon section 3(a)(9) of the U.S. Securities Act of 1933, as amended, which we refer to as the “Securities Act,” which provides an exemption from the

i

registration requirements of the Securities Act. We are also relying on section 18(b)(4)(c) of the Securities Act to exempt the exchange offer from U.S. state securities law requirements. We have no arrangement or understanding with any broker, dealer, agent or other person to solicit tenders of the Old Notes. Our regular employees, who will not receive additional compensation therefor, may solicit tenders from holders of the Old Notes.

      The New Notes will be registered with the Special Section (Seccion Especial) of the National Registry of Securities (Registro Nacional de Valores) (“NSR”), maintained by the National Banking and Securities Commission of Mexico (Comision Nacional Bancaria y de Valores). Registration of the New Notes in the special section of the NSR does not imply any certification as to the investment quality of our New Notes, our solvency or the accuracy or completeness of the information contained in this offering circular. Our New Notes may not be offered publicly in Mexico. The Exchange Stock will not be registered with the NSR.

PRESENTATION OF FINANCIAL INFORMATION

      Our consolidated financial statements have been prepared in accordance with Mexican generally accepted accounting principles, which we refer to as “Mexican GAAP,” which differ in certain significant respects from U.S. generally accepted accounting principles, which we refer to as “U.S. GAAP.” See note 21 to our consolidated financial statements and note 14 to our unaudited condensed consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.

      Mexican GAAP requires that financial statements of Mexican companies such as Maxcom recognize certain effects of inflation. Accordingly, all data in the financial statements and in the selected financial data set forth below have been restated in constant pesos as of June 30, 2004. Reference in this offering circular to “real” amounts are to inflation-adjusted pesos and references to “nominal” amounts are to unadjusted historical pesos. In calendar years 1999, 2000, 2001, 2002 and 2003, the rate of inflation in Mexico, as measured by changes in the Mexican national consumer price index, was 12.3%, 9.0%, 4.4%, 5.7% and 4.0%, respectively. The inflation index used for 1999 figures is 1.2706, for 2000 figures is 1.1661, for 2001 figures is 1.1169, for 2002 figures is 1.0567 and for 2003 figures is 1.0163. For the first six months of 2004, the inflation rate was 1.6%.

      Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars, and references to “Ps.” and “pesos” are to Mexican pesos. We publish our financial statements in pesos that are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise specified, our financial data is presented in constant pesos of June 30, 2004 purchasing power. Amounts presented in this offering circular may not add up or may be slightly inconsistent due to rounding.

      Unless otherwise provided, this offering circular contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for pesos at June 30, 2004, which was Ps. 11.54 per U.S. dollar. On August 31, 2004, the noon buying rate for pesos was Ps.11.37 per U.S. dollar. The currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been or could have been converted into U.S. dollars at those or any other rates of exchange.

ENFORCEMENT OF CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

      Our Mexican counsel, Alarcon Abogados, S.C., of which our general counsel, Mr. Gonzalo Alarcon I., is a partner, has advised us that no treaty is currently in effect between the U.S. and Mexico that addresses the reciprocal enforcement of foreign judgments. Mexican courts have enforced judgments rendered in the U.S. by virtue of the legal principles of reciprocity and comity. Specifically, Mexican courts have reviewed judgments rendered in the U.S. to confirm that the principles of due process and public policy (orden público) have been upheld. We have also been advised by Alarcon Abogados, S.C. that there is doubt whether original actions brought in Mexican courts based solely on the U.S. federal securities laws and judgments of U.S. courts obtained in actions based on the U.S. federal securities laws would be enforceable in Mexican courts. We have also been advised by Alarcon Abogados, S.C. that any judgment as a result of enforcement proceedings in Mexico may be discharged in pesos at the rate of exchange prevailing on the date of payment, as published by the Banco de Mexico, in the Official Gazette of the Federation (Diario Oficial de la Federación). Finally, Alarcon Abogados, S.C. has advised us that service of process by mail does not constitute effective service under Mexican law, and if a final judgment is obtained based on service of process by mail, it would not be enforceable in Mexico.

      Maxcom is a variable capital corporation (sociedad anonima de capital variable) organized under the laws of Mexico and is headquartered, managed and operated outside of the United States. A substantial majority of our directors and officers and some of the experts named in this offering circular reside outside the United States, principally in Mexico. A substantial portion of our assets and the assets of these persons is located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or Maxcom, or to enforce against them in the United States a judgment obtained in U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      All documents and reports filed by us pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” after the date of this offering circular and prior to the expiration of the exchange offer will be deemed to be incorporated by reference into this offering circular and to be a part hereof from the date of filing of such documents and reports. Any statement contained in this offering circular or incorporated herein by reference will be deemed to be modified or superseded to the extent that a statement contained in any documents and reports filed by us pursuant to Section 13 or 15(d) of the Exchange Act after the date of this offering circular modifies or supersedes such statement.

      We will provide without charge to each person to whom this offering circular is delivered, upon written or oral request, copies of any or all documents and reports described above and incorporated by reference into this offering circular (other than exhibits to such documents, unless such documents are specifically incorporated by reference). Written or telephone requests for such copies should be directed to the information agent at the address and telephone numbers set forth on the back cover of this offering circular.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

      This offering circular contains forward-looking statements which involve substantial risks and uncertainties, including statements about our business plan, strategies and prospects under the captions “Summary,” “Operating and Financial Review and Prospects” and “Business.” Statements that are not statements of historical fact, including statements about our beliefs and expectations are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects,” “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, our actual results of operations may be different from our current expectations, and you should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

      These statements are based on management’s assumptions and beliefs in light of the information currently available to it. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	competition in local voice services, data and Internet;

•	our ability to service our debt;

•	limitations on our access to sources of financing;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for capital;

•	general economic conditions, including the economic slow-down in the U.S.;

•	the global telecommunications downturn;

•	performance of financial markets and thus our ability to refinance our financial obligations when they come due;

•	our history of operating losses;

•	the risks associated with our ability to implement our growth strategy;

•	customer attrition;

•	technological innovations;

•	currency exchange rates, including the Mexican peso — U.S. dollar exchange rate;

•	changes in the policies of central banks and/or foreign governments.

      Before you tender your Old Notes and/or deliver the requested consents, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this offering circular could have a material adverse effect on our business, financial condition, and results of operations. You should review carefully all information, including the financial statements and the notes to the financial statements, included or incorporated by reference into this offering circular.

SUMMARY

      This summary may not contain all the information that may be important to you. You should read the entire offering circular, including the financial data and related notes, before making an investment decision. The terms “Maxcom,” “our company” and “we” as used in this offering circular refer to Maxcom Telecomunicaciones, S.A. de C.V., the issuer of the New Notes and the Exchange Stock, and its wholly-owned subsidiaries, Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V. and Maxcom USA, Inc., as a combined entity, except where it is made clear that such terms mean only the parent company. You should pay special attention to the “Risk Factors‘ section beginning on page 19 of this offering circular to determine whether to tender your Old Notes in the exchange offer and deliver the requested consents. All financial data has been restated in constant pesos as of June 30, 2004, except as otherwise indicated. For your convenience, we have included a glossary of telecommunications terms in Appendix A of this offering circular.

The Company

      We are a growing facilities-based telecommunications company operating in the competitive local exchange carrier market in Mexico. We are focused on developing our network and support infrastructure required to provide local as well as long distance and other value-added services to targeted small and medium-sized businesses and residential customers within our concession areas. In particular, we believe that the cities of Mexico, Puebla and Queretaro, where we currently operate, and certain other cities where we are planning to operate in accordance with our nationwide concession, offer opportunities for growth in telecommunications use as a result of the combination of a relatively large population, low subscriber line penetration by international standards and economic growth. We anticipate a growing demand for telephony services in these regions.

      The construction of our telecommunications network is based on a smart-build, customer-driven, modular platform that utilizes a combination of fiber optic, copper wire and microwave transmission technology. This methodology enables us to provide fast service to our target markets, reduces the time lag between the incurrence of capital expenditures and the generation of revenues and increases flexibility to accommodate a changing market environment. To operate our network, we have constructed three central switching offices located in Mexico City, Puebla and Queretaro. We have a 170-kilometer fiber optic link connecting the cities of Puebla and Mexico City and a 266-kilometer fiber optic link connecting the cities of Queretaro and Mexico City, which is part of our new 2,011-kilometer fiber optic backbone connecting Mexico City D.F., Mexico and Laredo, Texas. As of June 30, 2004, we had in service three state-of-the-art Lucent Technologies 5ESS switches.

      In August 2002, we acquired from Bestel, S.A. de C.V. two strands in a 2,011-kilometer fiber optic backbone covering the cities located between the cities of Toluca, Puebla, Mexico City, Queretaro, Celaya, Irapuato, Guadalajara, Leon, Aguascalientes, San Luis Potosi, Saltillo, Monterrey, Nuevo Laredo and Laredo, Texas. This fiber optic backbone includes a border crossing with the United States.

      We believe that the combination of our smart-build network construction strategy, our position as a customer service-oriented provider, our focus on quality and reliability and our state-of-the-art network and systems will allow us to benefit from the expected growth of the Mexican telecommunications industry.

      We position ourselves as a fully integrated telecommunications provider for our customers. In addition to our existing local, long distance and data services, we offer value-added products such as broadband (xDSL), high-speed dedicated and dial-up Internet access, domestic and international dedicated lines and VPN. We are currently expanding our product portfolio by adding other services, such as web-hosting and network-managed security services (firewalls) through strategic alliances with third parties.

      According to our market research, our target customers value highly, among other things, quality service, accurate billing and competitive pricing. Our marketing strategy focuses on these key elements:

•	competitive prices that are between 5% to 15% below current market levels;

•	“one-stop-shopping” service, such as our “all-in-one-bill” feature (which allows our customers to receive a single invoice containing all local, long distance, data and Internet services together); and

•	state-of-the-art call center equipped with a Customer Relationship Management Program (also known as CRM) application software to receive all customer inquiries including around-the-clock customer care availability.

Company Strategy

      We intend to capitalize on our competitive strengths to become a leading telecommunications provider in Mexico. We have been focused on executing a strategy of growth in our existing markets and expansion in accordance with our nationwide concession. This strategy includes the following components:

Capture Unmet Demand for Telephony Services

      We seek to capture unmet demand by targeting small and medium-sized businesses and residential customers that are looking to expand their telecommunications capacity or that do not currently receive the types of products and services we offer. We believe that the potential for expansion in the Mexican telecommunications market is significant given the low teledensity rate, which was 15.7 telephone lines per 100 inhabitants as of December 31, 2003, the increasing level of competition and the development of the Mexican economy.

Build our Network on a Demand-Driven, Modular Basis

      We build our network based on customer demand. We first identify city areas with the largest potential for new lines, which we refer to as “clusters,” in the markets that we serve through various market research techniques. We then carry out the network buildout in tandem with increased sales and promotional efforts targeted at customers within the cluster. This parallel track minimizes the time lag between the incurrence of capital expenditures and the generation of revenues, and allows a choice of technology and construction method based on the particular needs of the cluster. We refer to this approach as our “smart-build” strategy.

      We also build our network on a customer demand basis to support small and medium-sized enterprises in buildings or locations other than “clusters.” We refer to these locations as “single sites.” When our corporate sales people identify a potential opportunity we analyze its technical feasibility, the costs associated with providing the service within such locations and the potential revenues, in order to establish whether it is convenient to offer our services there.

      From these “single sites,” in some cases, we are able to deploy cooper wire into an area of two or three blocks, expanding our coverage with practically the same cost.

Differentiate Product Offerings Based on Features and Price

      We believe that we can differentiate ourselves from competitors by offering a variety of quality products that meet the specific needs of our customers. To that end, we seek to develop customer loyalty and brand awareness by informing consumers about the telecommunications services that we offer and by helping them to differentiate between the various telecommunications services available in the market. We also seek to offer our services at competitive prices that are between 5% and 15% lower than the prevailing market price in order to build our customer base.

Deploy Cost-Efficient Technology

      We use a cost-efficient technology to deploy our network and serve our customers. Our current network consists of optical fiber, copper lines and microwave technology which we deploy to particular customers based on deployment cost, time to market, time to revenue, time to profitability, quality and reliability in our service.

      Our technology platform allows us to provide xDSL services, dedicated Internet access lines, POTS and ISDN services, among others. In addition, due to our duct capacity in our current facilities we are able to deploy fiber-to-the-home (FTTH) services whenever there is an equilibrium between demand and deployment prices. Our microwave rings allow us to reach customers throughout our market in a cost efficient manner and allow us to build network clusters that can reach from 1,500 to 6,000 lines.

Capitalize on our Nationwide Local Telephony Concession

      In September 2001, our local telephony concession was expanded, allowing us to provide service to all of Mexico. This provides us with an opportunity to target small and medium-sized businesses and residential customers within our new concession areas who we believe are willing to evaluate other alternatives as they look for better service, higher reliability and lower tariffs. In September 2002, we acquired two strands in a 2,011-kilometer fiber optic backbone from Mexico City to Laredo, Texas. We believe this acquisition is a key element for our nationwide expansion using our own independent network. As part of this strategy, we have already expanded our coverage area to Queretaro, one of Mexico’s fastest growing cities.

      In addition, we believe that the quality of our product and services offerings gives us a competitive advantage in many regions within our nationwide concession area, as experienced in the city of Puebla, where in December 2003 our number of lines in service grew by 12.1% and where we installed 11.9% of net additions in the whole state of Puebla according to COFETEL.

      In February 2004, we incorporated a wholly owned subsidiary, Maxcom USA, Inc., in the State of Delaware, U.S. Also, in February 2004, Maxcom USA, Inc. applied to the U.S. Federal Communications Commission (the “FCC”) to obtain a license under section 214 of the Communications Act of 1934 to provide international telecommunications services between the United States and international points, mainly Mexico (also known as a “214 License”). The FCC granted the license in March 2004. Maxcom USA, Inc. has not yet initiated significant operations in the U.S.

      Maxcom is headquartered in Mexico City. Our address is Guillermo Gonzalez Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, Mexico, D.F 01210, and our general phone number is (52) 55-147-1111. Our website address, the contents of which are not part of, or incorporated into this offering circular, is www.maxcom.com.

THE EXCHANGE OFFER AND CONSENT SOLICITATION

      Subject to the terms and conditions set forth in this offering circular and in the related letter of transmittal and consent, we are offering to exchange up to an aggregate principal amount of U.S.$167,623,590 of our unissued senior step-up notes due 2009, which we refer to as the “New Notes,” or up to an aggregate of 134,098,872 of our Series N–1 Shares (assuming no rounding-up of shares), which we refer to as the “Exchange Stock”, for all of our outstanding U.S.$167,623,590 of senior notes due 2007, which we refer to as the “Old Notes.” More specifically, for each U.S.$1.00 principal amount of Old Notes that you validly tender, you will receive (at your election) either (i) U.S.$1.00 principal amount of New Notes or (ii) 0.80 of a share of Exchange Stock. The exchange offer will expire at 5:00 p.m., New York City time, on October 6, 2004, unless we extend it (we refer to such time or date, as the same may be extended, as the “expiration date”). Set forth below are some of the questions you, as a holder of the Old Notes, may have and answers to those questions.

Q.	What is the purpose of the exchange offer?

A.	The purpose of the exchange offer is to improve our leverage and capital structure, which we believe will allow us to attract additional investments and access multiple opportunities for future growth.

We entered into an agreement with Bank of America/ Nexus for the capitalization, subject to the conditions stated in this offering circular, of approximately 75% of the Old Notes outstanding (approximately U.S.$126.4 million) that will materially improve our balance sheet and leverage position and will enhance our capital structure. However, Bank of America/ Nexus has agreed to exchange all of its Old Notes for Exchange Stock only if Maxcom is able to amend the Old Indenture on the terms described in this offering circular.

Q.	What is the purpose of the consent solicitation?

A.	The purpose of the consent solicitation is to amend certain provisions of the Old Indenture.

The modifications we are seeking to the Old Indenture will permit us to seek additional lower-cost financing for capital expenditures. The New Notes will have covenants substantially similar to those of the Old Notes in effect prior to the consummation of this exchange offer and consent solicitation, modified, as described below, to permit the execution of Maxcom’s current business plan. See “Business” for an overview of our current business plan.

Q.	What are the principal covenants being modified?

A.	The covenant restricting our ability to incur indebtedness will be amended to limit our ability to incur certain types of permitted indebtedness prior to a merger, consolidation or sale of all or substantially all of our assets to an aggregate principal amount of U.S.$150 million of indebtedness outstanding at any one time (including the Old Notes, the New Notes and the 13 3/4% Series B Senior Notes due 2007).

The covenant restricting our ability to pledge our assets as security for financings will be amended to permit up to an additional U.S.$50 million of liens on our assets.

The covenants limiting restricted payments, permitted investments and affiliate transactions by us will be amended to permit us to securitize our assets, including our accounts receivable.

The covenant restricting our ability to enter into sale/leaseback transactions will be deleted.

The covenant requiring us to offer to repurchase the Old Notes upon a change of control for 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase is being replaced with a new covenant permitting us to offer to repurchase the Old Notes for 100% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase in connection with certain put offer events, including certain mergers, consolidations, sales of all or substantially all of our assets and payments of liquidation preferences on our preferred shares.

The covenant imposing conditions on our ability to consolidate with, or merge with, or sell all or substantially all of our assets to, a third party will be modified to provide us with more flexibility to enter into such a transaction.

The covenant regarding permitted indebtedness is being amended to permit us to incur liens in connection with the financing of the cost of telecommunications assets without limiting such permitted liens to only the assets so acquired.

Q.	How much will Maxcom’s debt service burden be reduced by as a result of the exchange offer?

A.	To the extent all of the Old Notes held by Bank of America/ Nexus are exchanged for Exchange Stock and all of the remaining Old Notes are exchanged for New Notes, we will save U.S.$11.4 million in interest expense amount from March 1, 2006 until March 1, 2007, which is the maturity date of the Old Notes. In addition, we will have also delayed the maturity of the outstanding principal amount until October 2009. However, unlike the Old Notes (which did not pay interest until March 1, 2006), the interest expense for the New Notes will be U.S.$0.4 million for 2004, U.S.$2.3 million for 2005, U.S.$3.4 million for 2006, U.S.$3.9 million for 2007, U.S.$4.3 million for 2008 and U.S.$3.6 million for 2009. As such, the aggregate interest payments on the New Notes will add to our overall debt service burden.

Q.	Will there be an infusion of new equity or debt money into Maxcom?

A.	No. No new funds will be contributed to Maxcom either as debt or equity in connection with this exchange offer. However, as described below, a portion of our existing indebtedness will be converted into equity and a portion of our existing equity will be converted from one form into another.

Q.	What is Maxcom offering in exchange for my Old Notes?

A.	For each U.S.$1.00 principal amount of Old Notes that you validly tender, you will receive (at your election) either (i) U.S.$1.00 principal amount of New Notes or (ii) 0.80 of a share of Exchange Stock.

The aggregate number of shares of Exchange Stock to be received by each tendering holder of the Old Notes that elects to receive Exchange Stock will be rounded up to the nearest whole share. See “The Exchange Offer and Consent Solicitation” for a more complete description of the exchange offer.

Q.	What are the New Notes?

A.	The New Notes are senior unsecured, step-up notes that will mature on October 15, 2009. The New Notes will accrue interest at the annual rate of 4.00% from the date of issuance through April 14, 2005, 5.75% from April 15, 2005 through October 14, 2005, 7.75% from October 15, 2005 through April 14, 2006, 8.25% from April 15, 2006 through October 14, 2006, 9.25% from October 15, 2006 through October 14, 2007, 10.25% from October 15, 2007 through October 14, 2008, and 11.25% from October 15, 2008 through October 14, 2009, which in the aggregate is higher than the current 10% interest rate accruing on the Old Notes. The New Notes will pay interest semi-annually beginning on April 15, 2005 and will rank pari passu with the Old Notes (to the extent any Old Notes remain untendered) and the 13 3/4% Series B Senior Notes due 2007. The New Notes will have restrictive covenants substantially similar to those of the Old Notes in effect prior to the consummation of this exchange offer and consent solicitation, modified, as described above, to permit the execution of Maxcom’s new business plan. See “Description of the New Notes” for a more complete description of the New Notes.

Q.	What are the shares of Exchange Stock?

A.	The Exchange Stock consists of our Series N-1 Shares with limited voting rights. In the event of a liquidation event, holders of our Exchange Stock will be entitled to receive liquidation proceeds in preference to the holders of shares of our series A, B and N stock and pari passu with the holders of our series A-1, B-1 and N-2 stock on a pro rata basis in an amount equal to the greater of:

•	U.S.$0.4927 per share, as adjusted for stock splits, stock dividends and similar events, plus the accretion of these amounts at a cumulative rate of 12% per year compounded semi-annually; and

•	the amount that holders of shares of our series N-1 preferred stock would have received if they had converted all of their shares of our series N-1 stock into shares of our series N stock immediately prior to the liquidation event.

      See “Description of the Exchange Stock” for a more complete description of the Exchange Stock.

Q:	What is the Neutral Stock Restructuring?

A:	As a telecommunications provider in Mexico, we are subject to regulations restricting the foreign (i.e., non-Mexican) ownership of our full-voting stock. Our ability to issue limited-voting and non-voting stock is also limited. In 2002, the Mexican Foreign Investment Bureau (Direccion General de Inversion Extranjera) authorized us to issue up to 95% of our total capital stock as neutral investment capital (i.e., limited voting and non-voting stock). The Exchange Stock is considered neutral investment capital. If 100% of the Old Notes is tendered in exchange for 134,098,872 shares of Exchange Stock and the Neutral Stock Restructuring, as described below, is completed, we would have the ability to issue 105,377,248 additional neutral investment shares, representing an additional 25.4% of our capital stock on a fully-diluted basis. This would allow us to complete future rounds of equity financing.

On August 23, 2004, at a general annual ordinary and extraordinary meeting of our shareholders, our shareholders authorized us to offer to exchange (1) 1,226,373 outstanding shares of our series B common stock held by Mexicans for 1,226,373 shares of our series A common stock, (2) 4,333,741 Series N-1 Shares for 4,333,741 shares of our series B-1 common stock and (3) up to 2,005,843 shares of our series N common stock held by Mexicans for 2,005,843 shares of our series A common stock (the “Neutral Stock Restructuring”). The Neutral Stock Restructuring is conditioned upon the completion of the exchange offer and consent solicitation described in this offering circular. See “Neutral Stock Restructuring” for a more complete description of the Neutral Stock Restructuring.

Q.	What percentage of the total capital stock of Maxcom will the Exchange Stock represent?

A.	After giving effect to the Neutral Stock Restructuring (as described below), if $126,387,922 principal amount of the Old Notes held by Bank of America/ Nexus is exchanged for 101,110,338 shares of Exchange Stock in connection with the exchange offer, a total of 219,245,038 shares of our Series N-1 Shares will be outstanding, representing approximately 79.1% of our capital stock on a fully-diluted basis (and the 101,110,338 shares of Exchange Stock issued to Bank of America/ Nexus would represent approximately 36.5% of our capital stock on a fully-diluted basis).

After giving effect to the Neutral Stock Restructuring, if 100% of the principal amount of the Old Notes is exchanged for 134,098,872 shares of Exchange Stock in connection with the exchange offer, a total of 252,233,572 shares of our Series N-1 Shares will be outstanding, representing approximately 81.3% of our capital stock on a fully-diluted basis (and the 134,098,872 shares of Exchange Stock issued to the holders of our Old Notes would represent approximately 43.2% of our capital stock on a fully-diluted basis).

Q.	Will the New Notes and the Exchange Stock assume the same status under U.S. federal securities laws as the Old Notes?

A.	Yes. This exchange offer is being made pursuant to Section 3(a)(9) of the Securities Act, which exempts it from registration with the SEC. Under current interpretations of the SEC, securities that are obtained in a Section 3(a)(9) exchange assume the same character (i.e., restricted or unrestricted) as the securities that have been surrendered. To the extent that the Old Notes are unrestricted securities, the New Notes and the Exchange Stock will be unrestricted securities. In such event, recipients who are not “affiliates” of Maxcom will be able to resell the New Notes and/or the Exchange Stock without registration under the U.S. securities laws. See “Plan of Distribution.”

Maxcom does not presently intend to list for trading the New Notes, the Exchange Stock or any other class of its securities on any stock exchange or automated quotation system.

Q.	Has Maxcom entered into any agreement with noteholders regarding their tender of notes?

A.	Bank of America/ Nexus and the Company have entered into an agreement, subject to the satisfaction of the conditions described in the next sentence, to tender approximately U.S.$126.4 million of Old Notes in exchange for 101,110,338 shares of Exchange Stock. Bank of America/ Nexus’s agreement to tender Old Notes in exchange for Exchange Stock is conditioned upon (i) the receipt of consents from the holders of at least a majority in aggregate principal amount of the Old Notes, other than Old Notes held by Maxcom or any affiliate of Maxcom, to the amendment of certain provisions of the Old Indenture (as described above in the answer to the question “What is the purpose of the exchange offer and the consent solicitation”) and (ii) the consummation of the Neutral Stock Restructuring.

We have also entered into an agreement with holders of an aggregate principal amount of approximately U.S.$6.8 million of Old Notes, or approximately 4% of the outstanding Old Notes, pursuant to which they have agreed to tender their Old Notes and deliver the requested consents in the exchange offer and consent solicitation.

Q.	When will the exchange offer and consent solicitation expire?

A.	The exchange offer and consent solicitation will expire at 5:00 p.m., New York City time, on October 6, 2004, unless we extend it at our sole discretion.

Q.	How will I be notified if the exchange offer or consent solicitation is extended?

A.	If we extend the exchange offer or the consent solicitation, we will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

Q.	How do I tender my Old Notes?

A.	In order for you to validly tender your Old Notes, The Bank of New York, the exchange agent for the exchange offer and consent solicitation, must receive from you, your broker or your nominee a properly completed and duly executed letter of transmittal and consent, or a copy of those documents, with any required signature guarantee, and any other required documents, at the exchange agent’s address set forth on the last page of this offering circular prior to 5:00 p.m., New York City time, on the expiration date. In addition, prior to 5:00 p.m., New York City time, on the expiration date, either:

• the exchange agent must receive certificates for tendered Old Notes at any one of those addresses; or

• tendered Old Notes must be transferred pursuant to the procedures for book-entry transfer described under “The Exchange Offer and Consent Solicitation — Book-Entry Delivery of the Old Notes,” and the exchange agent must receive confirmation of such tender.

You can also transmit your acceptance to the tender of Old Notes electronically through the facilities of The Depository Trust Company as described under “The Exchange Offer and Consent Solicitation — Procedure for Tendering Old Notes and Delivering Consents.”

IF YOU TENDER OLD NOTES PURSUANT TO THE EXCHANGE OFFER, YOU WILL BE DEEMED TO HAVE GIVEN YOUR CONSENT TO THE PROPOSED AMENDMENTS WITH RESPECT TO THE OLD NOTES TENDERED.

Q.	Can I consent to the proposed amendments without tendering my Old Notes?

A.	Yes. If you want to consent to the proposed amendments, but do not wish to tender your Old Notes, you, your broker or your nominee should properly complete and duly execute a form of consent, or a copy thereof, with any required signature guarantee, and any other required documents, and deliver it to The Bank of New York at its address set forth on the last page of this offering circular prior to 5:00 p.m., New York City time, on the expiration date.

You can also transmit your consent to the proposed amendments electronically through the facilities of The Depository Trust Company as described under “The Exchange Offer and Consent Solicitation — Procedure for Tendering Old Notes and Delivering Consents.”

Q.	Will I have to pay any fees or commissions?

A.	If you are the record owner of your Old Notes and you tender your Old Notes in the exchange offer, you should not have to pay brokerage fees or similar expenses. If you own your Old Notes through a broker or other nominee and your broker tenders your Old Notes on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Maxcom will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding the offering circular and any other required documents to holders of Old Notes. We will not pay any commission or other remuneration, directly or indirectly, for soliciting acceptances of the exchange offer and consent solicitation.

Q.	Until what time can I withdraw previously tendered Old Notes and revoke the related consent and what is the process?

A.	Since the tender of your Old Notes is evidence of your consent to the proposed amendments, you may withdraw your previously tendered Old Notes and revoke your consent at any time prior to the expiration date.

In order to withdraw your tendered Old Notes and revoke the related consent, you must follow the procedures described in “The Exchange Offer and Consent Solicitation — Withdrawal Rights.” YOU MAY NOT REVOKE YOUR CONSENT PROVIDED WITH YOUR TENDER WITHOUT WITHDRAWING YOUR TENDERED OLD NOTES. Withdrawn Old Notes may be tendered again in the exchange offer in accordance with the procedures described under “The Exchange Offer and Consent Solicitation — Procedure for Tendering Old Notes and Delivering Consents” prior to the expiration date. You may withdraw your tendered Old Notes and still deliver your consent to the proposed amendments by following the procedures described under “The Exchange Offer and Consent Solicitation — Withdrawal Rights.”

Q.	If I choose not to tender my Old Notes, but do consent to the proposed amendments, until what time can I revoke my consent and what is the process?

A.	You may revoke your consent at any time prior to the expiration date. In order to revoke your consent, you must follow the procedures described in “The Exchange Offer and Consent Solicitation — Withdrawal Rights.” Revoked consents may be granted again in the exchange offer in accordance with the procedures described under “The Exchange Offer and Consent Solicitation — Procedure for Delivering Consents Without Tendering Old Notes” prior to the expiration date.

Q.	If I tender my Old Notes, how will I be notified that Maxcom has accepted my Old Notes for exchange?

A.	Upon the terms and subject to the conditions of the exchange offer, Maxcom will accept for exchange all Old Notes validly tendered prior to the expiration date and not properly withdrawn. Maxcom will announce its acceptance of the Old Notes for exchange by issuing a press release.

Q.	If I decide not to tender my Old Notes, how will the exchange offer and consent solicitation affect my Old Notes?

A.	If you do not tender your Old Notes, they will remain outstanding. If the exchange offer is consummated and the proposed amendments to the Old Indenture become effective, certain of the restrictive covenants contained in the Old Indenture will be modified. See “The Proposed Amendments” and “Risk Factors — Factors Relating to the Exchange Offer and the Consent Solicitation” for a more complete description of the proposed amendments and of the risks related to not tendering Old Notes.

Q.	What is required for the proposed amendments to become operative?

A.	In order for the proposed amendments to be adopted, holders of at least a majority in aggregate principal amount of the Old Notes, other than Old Notes held by Maxcom or affiliates of Maxcom, must consent to them.

Bank of America/ Nexus and the Company have entered into an agreement, subject to the satisfaction of the conditions described in the question entitled “Has Maxcom entered into any agreement with noteholders regarding their tender of notes?”, to tender approximately U.S.$126.4 million of Old Notes in exchange for 101,110,338 Exchange Stock. However, for purposes of determining whether the requisite percentage of the aggregate principal amount of the Old Notes have consented to the proposed amendments, under the terms of the Old Indenture, all of the Old Notes held by Bank of America/ Nexus are deemed not to be outstanding (i.e., at least a majority of the Old Notes held by noteholders other than Bank of America/ Nexus must approve the amendments).

We have also entered into an agreement with holders of an aggregate principal amount of approximately U.S.$6.8 million of Old Notes, or approximately 4% of the outstanding Old Notes, pursuant to which they have agreed to tender their Old Notes and deliver the requested consents in the exchange offer and consent solicitation. For purposes of determining whether the requisite percentage of the aggregate principal amount of the Old Notes have consented to the proposed amendments, the Old Notes tendered pursuant to this agreement are considered outstanding and constitute approximately 37.4% of this requisite percentage.

The proposed amendments to the Old Indenture are a single proposal. If you tender your Old Notes, you will be deemed to have consented to the proposed amendments as an entirety with respect to the Old Notes you tender. You may not consent selectively to only some of the proposed amendments.

Q.	How do I consent in the consent solicitation?

A.	The proper tender of your Old Notes will constitute the giving of consent with respect to those Old Notes or, if you choose not to tender your Old Notes, you may consent to the proposed amendments without tendering your Old Notes by following the instructions in the section entitled “The Exchange Offer and Consent Solicitation — Procedure for Delivering Consents Without Tendering Old Notes.”

Q.	What are the tax implications of the exchange offer and the consent solicitation?

A.	You should read the sections “United States Federal Income Tax Considerations” and “Mexican Federal Income Tax Considerations” for a discussion of certain United States and Mexican federal income tax consequences of the exchange offer and consent solicitation and of holding and disposing of New Notes and Exchange Stock. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES AND MEXICAN FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF YOUR PARTICULAR SITUATION AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAX JURISDICTION.

Q.	What are the most significant conditions to the exchange offer and consent solicitation?

A.	The exchange offer is conditioned upon, among other things:

• the success of the consent solicitation (as set forth in the next paragraph);

• the consummation of the Neutral Stock Restructuring; and

• obtaining certain Mexican regulatory approvals.

As required by the terms of the Old Indenture, the consent solicitation is conditioned upon consents being received from the holders of a majority in aggregate principal amount of the Old Notes (other than Old Notes held by Maxcom or affiliates of Maxcom). The proposed amendments to the Old Indenture will become operative only upon the consummation of the exchange offer and the effectiveness of the amended and restated indenture governing the Old Notes.

Q.	Where can I obtain further information about the exchange offer and consent solicitation?

A.	You may obtain additional copies of the offering materials by contacting the information agent at its address and telephone number set forth on the back cover of this offering circular. Questions relating to the mechanics of the exchange offer and consent solicitation should also be directed to the information agent. Neither the exchange agent nor the information agent is permitted to, and will not, provide advice, make recommendations or otherwise discuss the merits of the exchange offer and consent solicitation.

The New Notes

Issuer	Maxcom Telecomunicaciones, S.A. de C.V.

Notes offered	U.S.$167,623,590 aggregate principal amount of Senior Notes due October 15, 2009.

Maturity date	October 15, 2009.

Interest rate and payment dates	Interest will accrue on the New Notes at the annual rate of 4.00% from the date of issuance through April 14, 2005, 5.75% from April 15, 2005 through October 14, 2005, 7.75% from October 15, 2005 through April 14, 2006, 8.25% from April 15, 2006 through October 14, 2006, 9.25% from October 15, 2006 through October 14, 2007, 10.25% from October 15, 2007 through October 14, 2008, and 11.25% from October 15, 2008 through October 14, 2009.

Interest will be payable semi-annually in cash in arrears on April 15 and October 15, starting on April 15, 2005.

Optional redemption	We may redeem the New Notes at any time prior to maturity, at a redemption price of 101% of the face amount of the New Notes, plus accrued and unpaid interest to the date of redemption.

Subsidiary guarantors	Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V. and Maxcom USA, Inc., our only wholly-owned subsidiaries on the issue date, will unconditionally guarantee the New Notes. If we create or acquire a new subsidiary, it will also guarantee the New Notes unless we designate the subsidiary as an “unrestricted subsidiary.”

Ranking	The New Notes will be our senior, unsecured obligations and will rank equally in right of payment with all our existing and future senior unsecured indebtedness, including any untendered Old Notes, and any outstanding 13 3/4% series B senior notes due 2007 and senior to all our existing and future subordinated indebtedness. The New Notes will be effectively subordinated to any of our secured indebtedness to the extent of the value of the assets securing that indebtedness and to any indebtedness of our future subsidiaries that will not become guarantors.

Payment of additional amounts	All payments of principal and interest in respect of the New Notes will be made free and clear of any taxes imposed by Mexico or any political subdivision or taxing authority. See “Description of the New Notes — Additional Amounts.”

Redemption for tax reasons	Upon the occurrence of certain changes in or amendments to Mexican tax law requiring the grossing up of payments in excess of those attributable to a Mexican withholding tax rate of 4.9%, we may redeem the New Notes at 100% of their principal amount plus accrued and unpaid interest to the date fixed for redemption. See “Description of the New Notes — Redemption for Changes in Mexican Withholding Taxes.”

Put offer	Upon the occurrence of a put offer event, as defined in the section “Description of the New Notes-Certain Covenants-Optional Offer to Repurchase,” we have the right to offer to repurchase all or any part (equal to U.S. $1.00 or an integral multiple thereof) of the New Notes at a price equal to 100% of the principal amount of such New Notes plus accrued and unpaid interest to the date of purchase. See “Description of the New Notes-Certain Covenants-Optional Offer to Repurchase.”

Restrictive covenants	The indenture governing the New Notes (the “New Indenture”) will, among other things, restrict our ability and/or the ability of our subsidiaries to:

• incur additional indebtedness;

• pay dividends on our capital stock;

• purchase stock or repay subordinated indebtedness;

• make certain investments;

• undertake certain transactions with affiliates;

• limit the ability of our subsidiaries to pay dividends;

• incur liens;

• sell assets;

• sell or issue capital stock of subsidiaries; and

• undertake certain consolidations or mergers.

All of these limitations and prohibitions, however, are subject to a number of important qualifications. See “Description of the New Notes — Certain Covenants.”

Book-entry, delivery and form	The New Notes issued pursuant to the exchange offer will initially be held through The Depository Trust Company, the book-entry transfer facility.

The Consent Solicitation

      If you tender your Old Notes in the exchange offer or separately grant us your consent, you will be consenting to amend certain provisions of the Old Indenture. These amendments will modify some of the restrictive covenants contained in the Old Indenture in order to:

•	limit our ability to incur certain types of permitted indebtedness prior to the consummation of a merger, consolidation or sale of all or substantially all of our assets to an aggregate principal amount of U.S.$150 million of indebtedness outstanding at any one time (including the Old Notes, the New Notes and the 13 3/4% Series B Senior Notes due 2007);

•	permit us to incur up to an additional U.S.$50 million of liens for any reason;

•	permit us to consummate asset securitization transactions;

•	permit us to enter into sale/leaseback transactions without any conditions thereon;

•	permit us to undergo a change of control without being required to redeem the Old Notes;

•	give us flexibility in our ability to enter into mergers, consolidations or sales of all or substantially all of our assets; and

•	provide for a release of our obligations under the Old Indenture and the Old Notes in connection with a sale of all or substantially all of our assets to certain qualified purchasers who agree to assume our obligations under the Old Indenture and the Old Notes.

      With the proposed amendments, we will have the ability to obtain financing in a more flexible, cost-efficient manner, thus allowing us to operate our financing resources in a more effective way. However, we will also have additional restrictions on our ability to incur certain types of indebtedness. Nevertheless, we believe that with these proposed amendments, we are increasing our ability to obtain financing, as well as ensuring our noteholders a moderate level of debt.

      IF YOU TENDER OLD NOTES PURSUANT TO THE EXCHANGE OFFER, YOU WILL BE DEEMED TO HAVE GIVEN YOUR CONSENT TO THE PROPOSED AMENDMENTS WITH RESPECT TO THE OLD NOTES TENDERED. You may withdraw your previously tendered Old Notes and, therefore, your consent at any time prior to the expiration date. In order to withdraw your tendered Old Notes and revoke the related consent, you must follow the procedures described in “The Exchange Offer and Consent Solicitation — Withdrawal rights.” You can also consent to the proposed amendments, without tendering your Old Notes, by following the procedures described in “The Exchange Offer and Consent Solicitation — Procedure for Delivering Consents Without Tendering Old Notes.”

      YOU MAY NOT REVOKE YOUR CONSENT PROVIDED WITH YOUR TENDER WITHOUT WITHDRAWING YOUR TENDERED OLD NOTES. Withdrawn Old Notes may be tendered again in the exchange offer, and revoked consents may be redelivered in accordance with the procedures described under “The Exchange Offer and Consent Solicitation — Procedure for Tendering Old Notes and Delivering Consents” prior to the expiration date. You may withdraw your tendered Old Notes and still deliver your consent to the proposed amendments by following the procedures described under “The Exchange Offer and Consent Solicitation — Withdrawal Rights”.

      Pursuant to the terms of the Old Indenture, the proposed amendments require the consent of the holders of a majority of the outstanding principal amount of the Old Notes (other than Old Notes held by Maxcom or affiliates of Maxcom). The approximately U.S.$126.4 million of Old Notes held by Bank of America/ Nexus is not considered for this purpose.

      The proposed amendments to the Old Indenture will become effective only upon the consummation of the exchange offer and the effectiveness of the amended and restated indenture governing the Old Notes.

The Neutral Stock Restructuring

      On August 23, 2004, at a general annual ordinary and extraordinary meeting of our shareholders, our shareholders authorized us to offer to exchange (1) 1,226,373 outstanding shares of our series B common stock held by Mexicans for 1,226,373 shares of our series A common stock, (2) 4,333,741 Series N-1 Shares for 4,333,741 shares of our series B-1 common stock and (3) up to 2,005,843 shares of our series N common stock held by Mexicans for 2,005,843 shares of our series A common stock. The Neutral Stock Restructuring is conditioned upon the completion of the exchange offer and consent solicitation described in this offering circular. The purpose of the Neutral Stock Restructuring is intended to increase our ability to issue neutral investment shares.

Risk Factors

      See the “Risk Factors” section of this offering circular beginning on page 19 for a description of risks you should carefully consider in deciding whether to tender your Old Notes in the exchange offer.

Summary Historical Consolidated Financial Information

      The following table presents summary consolidated financial information of Maxcom and its consolidated subsidiaries for each of the three fiscal years in the period ended December 31, 2003 and for the six months ended June 30, 2003 and June 30, 2004, respectively. The statement of operations, balance sheet and other financial data for the three fiscal years ended December 31, 2003 have been derived from our audited consolidated financial statements. The statements of operations, balance sheet and other financial data for the six months ended June 30, 2003 and June 30, 2004 have been derived from our unaudited condensed consolidated financial statements. Our unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information for such periods. The results for the six-months ended June 30, 2004 are not necessarily indicative of the operating results to be expected for the full fiscal year. You should read the information presented below in conjunction with “Capitalization,” “Unaudited Pro Forma Consolidated Financial Information,” “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this offering circular.

      The consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Pursuant to Mexican GAAP, we have prepared the financial statements and the selected financial data presented below in accordance with Bulletin B-10 of the Mexican Institute of Public Accountants, which provides for the recognition of certain effects of inflation.

      See note 21 to the audited consolidated financial statements and note 14 to our unaudited condensed consolidated financial statements for a description of the principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP applicable to us and for a reconciliation of our net income and stockholders’ equity to U.S. GAAP.

	For the Year Ended December 31,							Six Months Ended June 30,

	2001		2002		2003		2003(2)	2003(1)		2004		2004(2)

										(Unaudited)
	Thousands of constant June 30, 2004
	pesos and thousands of U.S. dollars,
	except for shares and per share data(1)
Statement of Operations Data:
Mexican GAAP
Net revenues	Ps.	351,146	Ps.	566,318	Ps.	778,088	$67,425	Ps.	365,693	Ps.	391,515	$33,927
Operating costs and expenses:
Network operating costs		168,027		219,877		279,542	24,224		135,792		142,125	12,316
Selling, general and administrative		480,215		453,030		391,766	33,949		208,548		166,543	14,432
Depreciation and amortization		299,863		335,564		341,644	29,605		188,647		167,707	14,533
Total operating costs and expenses		948,105		1,008,475		1,012,952	87,778		532,987		476,375	41,281
Operating loss		(596,959)		(442,157)		(234,864)	(20,352)		(167,294)		(84,860)	(7,354)
Integral cost (income) of financing:
Interest expense		476,876		219,411		30,717	2,662		12,128		10,027	869
Interest income		(85,742)		(4,727)		(4,248)	(368)		(1,267)		(2,415)	(209)
Gain on repurchase of debt		(135,425)		—		—	—		—		—	—
Exchange loss (gain), net		(101,402)		218,329		175,951	15,247		30,760		29,486	2,555
Gain on net monetary position		(92,320)		(106,321)		(77,398)	(6,707)		(24,142)		(26,831)	(2,325)
Total integral cost of financing		61,987		326,692		125,022	10,834		20,013		15,097	1,308
Nonrecurring charges		69,489		—		—	—		—		—	—
Other income (expense), net		(198)		2,793		(150)	(13)		552		(26)	(2)
Asset tax and income tax		837		8,185		13,122	1,137		3,939		7,333	635
Impairment loss		—		—		—	—		—		57,561	4,988
Net loss		(729,470)		(774,235)		(373,158)	(32,336)		(191,798)		(164,825)	(14,283)
Net loss per share, basic and diluted		(53.06)		(5.75)		(2.12)	(0.18)		(1.09)		(0.94)	(0.08)
Weighted-average shares outstanding		13,748,445		134,738,030		175,927,429	175,927,429		175,841,180		176,047,012	176,047,012
U.S. GAAP
Net loss	Ps.	(726,745)	Ps.	(368,470)	Ps.	(384,879)	$(33,352)	Ps.	(190,283)	Ps.	(98,371)	$(8,524)
Net loss per share, basic and diluted		(52.86)		(2.73)		(2.19)	(0.19)		(1.08)		(0.56)	(0.05)
Other Financial Data:
Mexican GAAP
Capital expenditures(3)	Ps.	577,274	Ps.	558.083	Ps.	127,405	$11,041	Ps.	67,459	Ps.	80,073	$6,939
Ratio of earnings to fixed charges (4)		—		—		—	—		—		—	—
Resources used in operating activities		(375,920)		(359,418)		47,883	4,149		(11,746)		82,127	7,117
Resources provided by financing activities		(104,413)		847,029		95,414	8,268		18,787		(5,058)	(438)
Resources used in investing activities		(577,274)		(558,083)		(127,405)	(11,040)		(67,459)		(80,073)	(6,939)
U.S. GAAP
Cash used in operating activities		(406,127)		(199,762)		6,925	600		12,832		49,520	4,291
Cash provided by (used in) financing activities		(41,412)		644,572		—	—		2,526		(518)	(45)
Cash used in investing activities		(558,457)		(428,643)		(66,111)	(5,727)		(102,880)		(44,558)	(3,861)

	As of December 31,

	2001		2002		2003		2003(2)	As of June 30, 2004

	Thousands of constant June 30, 2004 pesos							(Unaudited)(1)(2)
	and thousands of U.S. dollars, except for
	shares and per share data(1)
Balance Sheet Data:
Mexican GAAP
Cash and cash equivalents	Ps.	192,761	Ps.	122,289	Ps.	42,415	$3,675	Ps.	39,412	$3,415
Restricted cash		208,645		—		—	—		—	—
Working capital(5)		(42,239)		(19,015)		13,512	1,171		(8,174)	(708)
Frequency rights, net		117,094		110,339		97,839	8,478		94,461	8,186
Telephone network systems and equipment, net		1,528,918		1,678,208		1,562,447	135,394		1,490,682	129,175
Preoperating expenses, net		247,792		215,964		182,549	15,819		160,666	13,923
Intangible assets, net		334,550		450,066		397,226	34,422		351,802	30,485
Rent deposits and other assets		34,971		31,270		28,616	2,480		25,870	2,242
Total assets		2,801,883		2,798,133		2,512,864	217,753		2,396,645	207,682
Total liabilities		3,015,222		2,163,654		2,250,495	195,017		2,299,090	199,228
Capital stock		1,090,221		1,781,114		1,781,114	154,343		1,781,125	154,344
Additional paid-in capital		114,270		444		1,492	129		1,492	129
Accumulated deficit		(1,417,830)		(1,147,079)		(1,520,237)	(131,736)		(1,685,062)	(146,019)
Shareholders’ equity (deficit)		(213,339)		634,479		262,369	22,736		97,555	8,454
U.S. GAAP
Shareholders’ deficit		(449,589)		(2,928)		(386,761)	(33,515)		(485,121)	(42,038)

Notes to Summary Historical Consolidated Financial Information

(1)	Pursuant to Mexican GAAP, financial data for all periods in the financial statements have, unless otherwise indicated, been restated in constant pesos as of June 30, 2004. Restatement into June 30, 2004 pesos is made by multiplying the relevant nominal peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and June 30, 2004. The inflation index used in this offering circular for 1999 figures is 1.2705 for 2000 figures is 1.1661 for 2001 figures is 1.1169, for 2002 figures is 1.0566 and for 2003 figures is 1.0162.

(2)	Peso amounts were converted to U.S. dollars at the exchange rate of Ps. 11.54 per U.S.$1.00 reported by the Federal Reserve Bank of New York as its noon buying rate for pesos on June 30, 2004. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

(3)	Capital expenditures include frequency rights, telephone network systems and equipment, intangible assets and other assets. Investing activities in the consolidated statements of changes in financial position are net of dispositions.

(4)	Our earnings have been insufficient to cover fixed charges since we started incurring debt in 1998. Fixed charges include interest expense, capitalized interest and the portion of operating lease rental expense that represents the interest factor. The fixed charge coverage deficiency for the years ended December 31, 2001, 2002, 2003 and June 30, 2004 amounted to Ps. 734.9 million, Ps. 766.9 million, Ps. 360.1 million and Ps. 100.0 million, respectively. Under U.S. GAAP, the fixed charge coverage deficiency for the years ended December 31, 2001, 2002, 2003 and June 30, 2004 amounted to Ps. 725.9 million, Ps. 360.3 million, Ps. 371.8 million and Ps. 33.5 million, respectively.

(5)	Working capital is defined as current assets (excluding cash and cash equivalents and restricted cash) less current liabilities (excluding current maturities of long-term debt, which includes interest payable).

RISK FACTORS

      You should carefully consider the following risk factors, as well as other information set forth in this offering circular, prior to deciding whether to participate in the exchange offer. The risks described below are not the only ones that may affect the New Notes and the Exchange Stock. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In general, investing in the securities of issuers in emerging market countries such as Mexico involves risks not typically associated with investing in the securities of U.S. companies. To the extent it relates to the Mexican government or Mexican macroeconomic data, the following information has been extracted from official publications of the Mexican government and has not been independently verified by us.

Factors Relating to the Exchange Offer and Consent Solicitation

If you do not exchange your Old Notes and the exchange offer is consummated, your rights under the Old Indenture will be diminished

      If the exchange offer is consummated and the proposed amendments to the Old Indenture become effective, the Old Notes not exchanged pursuant to the exchange offer will no longer be entitled to the benefit of some of the restrictive covenants currently contained in the Old Indenture. These amendments will modify some of the restrictive covenants contained in the Old Indenture in order to:

•	limit our ability to incur certain types of permitted indebtedness prior to the consummation of a merger, consolidation or sale of all or substantially all of our assets to an aggregate principal amount of U.S.$150 million of indebtedness outstanding at any one time (including the Old Notes, the New Notes and the 13 3/4% Series B Senior Notes due 2007);

•	permit us to incur up to an additional U.S.$50 million of liens for any reason;

•	permit us to consummate asset securitization transactions;

•	permit us to enter into sale/leaseback transactions without any conditions thereon;

•	permit us to undergo a change of control without being required to redeem the Old Notes;

•	give us flexibility in our ability to enter into mergers, consolidations or sales of all or substantially all of our assets; and

•	provide for a release of our obligations under the Old Indenture and the Old Notes in connection with a sale of all or substantially all of our assets to certain qualified purchasers who agree to assume our obligations under the Old Indenture and the Old Notes.

      The modification of the restrictive covenants would permit Maxcom, absent the existence of similar covenants under other indebtedness, to take actions that could increase the credit risks, with respect to Maxcom and its subsidiaries, faced by the holders of the Old Notes or that could otherwise be adverse to the interests of the holders of the Old Notes. This would apply to your Old Notes even if you do not consent to the proposed amendments.

If you do not exchange your Old Notes and the exchange offer is consummated, there may be a smaller public trading market for your Old Notes and the market price of your Old Notes may decline

      There currently is a limited trading market for the Old Notes, which from time to time trade in the over-the-counter market. To the extent the exchange offer is consummated, the trading and the liquidity of the market for Old Notes could be more limited. A debt security with a smaller outstanding principal amount available for trading, a smaller “float,” may command a lower price than would a comparable debt security with a greater float. Therefore, following consummation of the exchange offer, the market price for the Old Notes may decline along with the float. The reduced float also may tend to make the trading price more volatile. Holders of untendered Old Notes may attempt to obtain quotations for the Old Notes from their brokers. However, following the consummation of the exchange offer, a liquid trading market for the Old Notes may not develop.

If you exchange your Old Notes in the exchange offer, you may be subject to adverse U.S. federal income tax consequences

      The exchange of Old Notes for New Notes or Exchange Stock may be a taxable transaction for a U.S. holder upon which gain that is realized in such transaction is recognized for U.S. federal income tax purposes. Alternatively, a U.S. holder who realizes a loss upon the transaction may not be able to recognize such loss for U.S. federal income tax purposes. See “United States Federal Income Tax Considerations — Certain U.S. Federal Income Tax Consequences of the Exchange.” If you hold Old Notes, you should consult your tax advisor regarding the U.S. federal income tax consequences of the exchange offer and consent solicitation to your particular situation as well as any consequences of the exchange offer and consent solicitation arising under the laws of any other taxing jurisdiction.

Factors Relating to the New Notes

There is no active trading market for the New Notes

      The New Notes are new securities and therefore do not currently have an active trading market. If the New Notes are traded after their initial issuance, they may trade at a discount from their nominal price, depending upon prevailing interest rates, the market for similar securities, general economic conditions and our financial condition. We do not currently intend to list the New Notes on any national securities exchange or to seek the admission of the New Notes for trading in the Nasdaq National Market. Accordingly, we cannot assure you as to the development or liquidity of any trading market for the New Notes.

You may not be able to enforce the guarantees of our subsidiaries under the New Notes

      The subsidiary guarantees provide a basis for a direct claim against the subsidiary guarantors; however, it is possible that the subsidiary guarantees will not be enforceable. The laws of Mexico do not prevent the subsidiary guarantees from being valid, binding and enforceable against the subsidiary guarantors in accordance with their terms, provided they are in compliance with certain requirements under Mexican law. However, the obligation of each subsidiary guarantor may be subject to review under United States, state or federal fraudulent transfer laws. Under such laws, in a lawsuit by an unpaid creditor or representative of creditors of one of our subsidiaries such as a trustee in bankruptcy or the subsidiary guarantor as debtor-in-possession, if a court were to find that at the time such obligation was incurred, the subsidiary guarantor, among other things:

•	did not receive fair consideration or reasonably equivalent value and

•	(1) was insolvent, (2) was rendered insolvent, (3) was engaged in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital or (4) intended to incur or believed that it would incur debts beyond its ability to pay such debts as they matured, the court could void the subsidiary guarantor’s obligation and direct the return of any payments made to the subsidiary guarantor or to a fund for the benefit of its creditors. Moreover, regardless of the factors identified in the prior clauses (1) through (4), the court could void such obligation and direct repayment if it found that the obligation was incurred with an intent to hinder, delay or defraud the creditors.

      Under Mexican law there are provisions that affect or may affect creditors’ rights generally or the rights of some creditors in particular. Those provisions include, among other things:

•	a creditor’s right to request the nullification of an action taken by a debtor to the prejudice of such creditor; and

•	priority given to preferred creditors, pursuant to which labor claims, claims of tax authorities for unpaid taxes and claims of secured creditors or creditors with a special privilege under the law will have priority over claims of unsecured creditors.

      The measure of insolvency will vary depending upon the law of the jurisdiction being applied. Generally, however, an entity would be considered insolvent if the sum of its debts is greater than all of its property (including collection rights) at a fair valuation or if the present fair salable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured.

      In addition, the subsidiary guarantors may be or become subject to contractual restrictions on their ability to make payments on the subsidiary guarantees. If a subsidiary guarantor is sold, merged or consolidated in a transaction in which it is not the surviving entity, it will be released from all obligations under its subsidiary guarantee so long as the proceeds from such transaction are applied as described under “Description of the New Notes — Certain Covenants — Limitation on Sale of Assets and Subsidiary Stock.”

      If the subsidiary guarantees are held not to be enforceable, the New Notes would effectively be subordinated to all liabilities of the subsidiary guarantors, including trade payables and accrued liabilities.

You may have to include original issue discount in your gross income for U.S. federal income tax purposes

      The New Notes will be issued with original issue discount for U.S. federal income tax purposes. Consequently, original issue discount will accrue from the issue date of the New Notes and will be includible in your gross income for U.S. federal income tax purposes in advance of the receipt of cash payments on such New Notes, except to the extent that you may reduce the original issue discount on account of any premium on the New Notes. See “United States Federal Income Tax Considerations — Certain U.S. Federal Income Tax Consequences of Holding and Disposing of the New Notes — Original Issue Discount” and “— Premium and Acquisition Premium.”

You may not be able to receive your payments on the New Notes in U.S. dollars in certain circumstances

      We are required to make payments of amounts owed under the New Notes in U.S. dollars. However, under the Mexican Monetary Law (Ley Monetaria de los Estados Unidos Mexicanos), obligations to make payments in Mexico in foreign currency may be discharged in pesos at the rate of exchange for pesos prevailing at the time and place of payment. Although we are contractually required, and intend, to make all payments of amounts owed under the New Notes in U.S. dollars, we are legally entitled to pay in pesos if payment of the New Notes is sought in Mexico (through the enforcement of a non-Mexican judgment or otherwise). In the event that we make payment in pesos, you may experience a U.S. dollar shortfall when converting the pesos into U.S. dollars.

Factors Relating to the Exchange Stock

There is no active trading market for the Exchange Stock

      The Exchange Stock consists of our Series N-1 Shares. Our Series N-1 Shares are not listed on any national securities exchange or traded on the Nasdaq National Market and therefore do not currently have an active trading market. We do not currently intend to list the Exchange Stock on any national securities exchange or to seek the admission of the securities to trading in the Nasdaq National Market. Accordingly, we cannot assure you as to the development or liquidity of any trading market for the Exchange Stock.

Your proportional equity interest in Maxcom could be reduced in the future

      We may offer and sell additional shares of our capital stock. Mexican law requires us to offer holders of our shares representing capital stock the preemptive right to subscribe for a sufficient number of shares to avoid a proportional reduction of their holding whenever we issue new shares for subscription and payment in cash.

      We may not offer additional shares of capital stock to holders of the Exchange Stock pursuant to preemptive rights in connection with any future issuance of stock, unless a registration statement under the Securities Act is effective or an exemption from the registration requirements is available. Whenever we are required to make a preemptive rights offering to the holders of the Exchange Stock, we will evaluate the costs and potential liabilities associated with any such registration statement, the benefits to the holders of Exchange Stock, and any other factors that we consider appropriate and then we will determine whether or not to file such registration statement. We may choose not to file any such registration statement. If we do not file a registration statement and no exemption from registration is available, then holders of Exchange Stock, such as yourself, will not be able to exercise their preemptive rights. As a result, your equity interest in Maxcom will be reduced proportionately.

As a result of the exchange offer, Bank of America/ Nexus will hold a majority of the Series N-1 shares and its interests as an equity holder may not be aligned, or may conflict, with your interests as a holder of the Exchange Stock, the Old Notes or the New Notes.

      Bank of America/ Nexus has agreed, as part of the exchange offer, to exchange all of the Old Notes held by it (approximately U.S.$126.4 million) for 110,110,338 shares of Exchange Stock. After giving effect to the exchange offer, Bank of America/ Nexus will hold approximately 99.1% of the Series N-1 Shares. The interests of Bank of America/ Nexus as an equity holder may not be aligned, or may conflict, with your interests as a holder of the Exchange Stock, the Old Notes or the New Notes. For example, Bank of America/ Nexus could consent to any amendments to the terms of the Exchange Stock or any other actions with which you as a holder of the Exchange Stock, the Old Notes or the New Notes may disagree or which might not be in your best interests.

You may be forced to sell your Exchange Stock

      Until the earlier of a qualified public offering or certain sales of at least 50.1% of the total capital stock or the consolidated assets of Maxcom, if Bank of America/ Nexus approves the sale of at least two-thirds of the total capital stock of Maxcom in one or more related transactions to an independent third party or parties, you may be forced by Bank of America/ Nexus to sell a proportionate share of your Exchange Stock. The sale would generally be on the same terms and conditions as the selling stockholders.

Your liquidation preference may be lost or otherwise adversely affected under certain circumstances

      Upon a qualified public offering, Maxcom may force the conversion of your Exchange Stock (together with the other series of preferred stock) into the same class of equity securities offered in such qualified public offering. If such conversion occurs, your equity securities will no longer have a preference in the event of a liquidation, winding up or dissolution of Maxcom.

You may not be permitted to sell your Exchange Stock at certain times

      In the event of Maxcom’s first qualified public offering and if so requested by the underwriters managing such offering, you may not be able to trade your Exchange Stock (to the extent such stock is not participating in such offering) after notice from Maxcom, which may be not more than 30 days prior to the expected effective date of such offering until the 180th day after such effective date.

We may be treated as a passive foreign investment company for United States federal income tax purposes

      Based on our projections of our income and assets and our current plan of operation, we believe that we are not currently a passive foreign investment company, also known as a “PFIC,” for United States federal income tax purposes. However, the PFIC tests are applied on an annual basis and our current belief that we are not a PFIC could be subject to change in the future. If we were to become a PFIC and if you hold our Exchange Stock, you may be treated as a PFIC shareholder and would be subject to special tax rules that could result in adverse tax consequences to you. We will make the determination of whether we are a PFIC on an annual basis and notify you within 75 days of the end of any year in which we become a PFIC. See “United States Federal Income Tax Considerations — Certain U.S. Federal Income Tax Consequences of Holding and Disposing of the Exchange Stock — Passive Foreign Investment Company Considerations.”

Factors Relating to Maxcom

We anticipate that we may have negative operating cash flow until we develop a sufficiently large customer base

      The development of our business and the installation and expansion of our network, services and customer base require significant expenditures. These expenditures, together with operating expenses, will adversely impact our cash flow and profitability until an adequate customer base is established. We have generated negative cash flows from operating activities since our incorporation in 1996 and expect to generate insufficient cash flows to cover our fixed charges through 2004. This is so even though our fixed charges have decreased significantly as we restructured our financial indebtedness in April 2002 and do not currently have to make any interest payments on such indebtedness until September 1, 2006. Moreover, if we successfully complete the exchange offer and some of the Old Notes are exchanged for New Notes, our debt service requirements will increase as interest will begin to accrue on the New Notes from the issue date and will be payable semi-annually on April 15 and October 15 of each year, beginning on April 15, 2005.

      If we cannot generate significant revenues, achieve and sustain profitability or generate positive cash flows from operating activities in the future, we will not be able to meet our debt service or working capital requirements, and the value of our securities, as a result, would be materially reduced.

Our auditors have indicated in their report that there is substantial doubt about our ability to continue as a going concern under current conditions

      PricewaterhouseCoopers, S.C. in its Report of Independent Registered Public Accounting Firm dated February 27, 2004 has stated that we are highly leveraged and have suffered recurring losses from operations that raises substantial doubt about our ability to continue as a going concern. We believe that if our financial situation does not improve and we do not attract new capital, we will be unable to service our debt and operate as a viable company and we may qualify for dissolution or liquidation under Mexican corporate law.

      In 2003, our accumulated losses were nearly the equivalent of two-thirds of our capital stock. In the first quarter of 2004, our accumulated losses exceeded such threshold. According to the Mexican Companies Law (Ley General de Sociedades Mercantiles), an interested party may file a claim for dissolution and force us to liquidate our assets if the accumulated losses exceed two-thirds of our contributed capital during any fiscal year.

We expect to incur net losses through at least 2004

      Our cash flow from operations for the three years ended December 31, 2003 was insufficient to cover our fixed charges. We expect to continue to incur net losses through at least 2004.

We may need additional financing

      Even after the consummation of the exchange offer and the Neutral Stock Restructuring, we may require additional financing in the future to fund our planned capital expenditures and service our indebtedness. We cannot assure you that we will have sufficient resources and that, if needed, any financing will be available in the future or on terms acceptable to us. In addition, our ability to incur additional indebtedness will be restricted by the terms of the New Indenture and the Old Indenture (to the extent any Old Indenture remain outstanding after the exchange offer).

We may be unable to build out our network in a timely manner or without undue cost

      Our ability to achieve our strategic objectives will depend, in large part, upon the successful, timely and cost-effective buildout of our network. Factors that could affect such buildout include, among other things:

•	our inability to obtain permits to use public rights of way;

•	our inability to obtain future financing necessary for such buildout;

•	unforeseen delays, costs or impediments relating to the granting of state and municipal permits for our buildout;

•	delays or disruptions resulting from physical damage, power loss, defective equipment or the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner; and

•	regulatory and political risks relating to Mexico, such as the temporary seizure or permanent expropriation of assets, import and export controls, political instability, changes in the regulation of telecommunications and any future restrictions on the repatriation of profits or on foreign investment.

      Although we believe that our cost estimates and buildout schedule are reasonable, we cannot assure you that the actual construction costs or time required to complete the buildout will not substantially exceed current estimates. Any significant cost overrun or delay could materially affect our cash flow and our ability to repay our debt.

We have experienced significant turnover in our executive ranks, which has affected our ability to develop and execute our business strategies

      Our operations are managed by a small number of key management personnel, the loss of whom could materially affect our operations. In June and July 2000, our then chief executive, chief operations and chief marketing officers resigned. In April 2001, our then chief financial officer also resigned. We appointed new officers to all these positions during 2001, 2002 and 2003.

      However, between January and September 2003, our then chief executive officer, chief marketing officer, chief commercial operations officer and vice president of corporate communications and public relations and chief financial officer also resigned. We have since appointed a new chief executive officer, who was our former chief operating officer, and a new chief financial officer, who was our former treasurer and director of investor relations. As part of our cost-reduction efforts and more efficient operations, we have split the commercial operations areas into two main segments, one for business and other for residential customers, we have eliminated the office of vice presidency of corporate communications and public relations and consolidated the vice presidencies of operations and information systems into a single vice presidency of operations.

      In February 2004, our Chief Engineering Officer resigned. We have subsequently consolidated the responsibilities of this position within the responsibilities of the Chief Operating Officer.

      The significant turnover we have experienced in our management has affected our ability to develop and execute our business strategies. The success of our company depends in part upon our ability to hire and retain highly skilled and qualified management personnel. The competition for highly qualified management personnel in the telecommunications industry is intense and, accordingly, we cannot assure you that we will be able to hire or retain the management personnel necessary for our success.

We may not have sufficient administrative, operational or financial resources to grow as rapidly as we would like

      Our expected growth will place a significant strain on our administrative, operational and financial resources. We anticipate that continued growth will require us to recruit and hire new managerial, finance, sales and marketing, accounting and support personnel. If we are unable to attract and retain personnel who can manage our growth effectively, our growth may be limited and the quality of our service may be impaired. This occurrence could adversely affect our results of operations and financial condition.

We depend on Telmex for interconnection

      Telmex exerts significant influence on all aspects of the telecommunications market in Mexico, including interconnection agreements. We depend on Telmex’s interconnection for terminating most of our customers’ calls to the public switched telephone network. In November 2003, we signed an amendment to our interconnection agreement with Telmex that reduced the allowed percentage of imbalance of traffic for the “bill and keep” provision from 70% to 30%. This provision will remain in effect until October 31, 2004. In August 2004, we signed another amendment to the interconnection agreement that reduces the allowed percentage of imbalance of traffic for the “bill and keep” provision to (i) 18% from November 1, 2004 until December 31, 2004 and (ii) 15% from January 1, 2005 through December 31, 2005. These percentages are similar to the ones that will be in effect for the majority of the telecommunications companies in Mexico. The interconnection rate remained at U.S.$0.00975 per minute. If the allowed percentage of imbalance of traffic for the “bill and keep” procedure is exceeded, we cannot assure you that we will be able to offer services at profitable and competitive rates.

Our leverage could affect our ability to service our debt

      We are currently highly leveraged. However, our objective, in connection with the exchange offer and consent solicitation, is to improve our leverage position and delay the maturity of our senior indebtedness. In 2003, our earnings were insufficient to cover fixed charges by an amount equal to Ps. 360.2 million (U.S.$31.2 million) and, during the first six months of 2004, our earnings were insufficient to cover fixed charges by an amount equal to Ps. 100.0 million (U.S.$8.7 million), even though we currently do not have to make any interest payments on our financial indebtedness until September 1, 2006 due to our April 2002 debt restructuring. Assuming that all of the noteholders other than Bank of America/ Nexus exchange their Old Notes for New Notes, our ability to cover fixed costs may diminish further as the New Notes begin to accrue interest immediately.

      Our ability to meet our debt service requirements will depend on our future performance, which is subject to a number of factors, many of which are outside our control. We cannot assure you that we will generate sufficient cash flows from operating activities to meet our debt service and working capital requirements. In addition, our high leverage could affect our access to credit or our ability to pursue business opportunities.

      The Old Indenture limits but does not prohibit our incurrence of additional indebtedness. The New Indenture will also limit, but not prohibit, our ability to incur additional indebtedness. We expect to incur additional indebtedness in the future. However, our significant level of indebtedness may impair our ability to raise additional indebtedness on commercially reasonable terms when required or with terms that will not limit our ability to develop our business.

      Furthermore, our leverage could adversely affect:

•	our ability to fund capital expenditures, acquisitions or operating losses or to refinance existing indebtedness;

•	our flexibility in planning for, or reacting to, changes in our business and market conditions; and

•	our ability to compete in our markets.

We are, and will be, subject to restrictive covenants

      The current terms of the Old Notes, as well as the proposed terms of the New Notes, impose significant operating and financial restrictions. These restrictions will affect, and in many respects significantly limit or prohibit, our ability to, among other things:

•	borrow money;

•	pay dividends on our capital stock;

•	purchase stock or repay subordinated indebtedness;

•	make investments;

•	restrict the ability of our subsidiaries to pay dividends;

•	use assets as security in other transactions;

•	sell assets; and

•	consolidate or merge into other companies.

      If we do not comply with these restrictions, we could be in default even if we are able to service our debt. If there were a default, holders of the notes could demand immediate payment of the aggregate principal amount and accrued interest on the notes outstanding. This could lead to our bankruptcy or reorganization for the benefit of our creditors or to our inability to pay our obligations.

If we do not successfully upgrade and operate accounting, billing, customer service and management information systems, we may not be able to achieve desired operating efficiencies

      Sophisticated information and processing systems are vital to our operations and growth and our ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. We intend to upgrade the accounting, information and processing systems necessary to provide services efficiently. However, we cannot assure you that we will be able to successfully upgrade or operate such systems or that they will perform as expected.

Our operations are dependent upon our ability to protect and maintain our network infrastructure

      Our operations are dependent upon our ability to protect our network infrastructure against damage from fire, earthquakes, floods, power loss, and similar events and to construct networks that are not vulnerable to the effects of such events. The occurrence of a natural disaster or other unanticipated problem at our facilities or at the sites of our switches could cause interruptions in the services we provide. The failure of a switch would result in the interruption of service to the customers served by that switch until necessary repairs are effected or replacement equipment is installed. The successful operation of our network and its components is highly dependent upon our ability to maintain the network and its components in reliable enough working order to provide sufficient quality of service to attract and maintain customers.

      Any damage or failure that causes interruptions in our operations or lack of adequate maintenance of our network could have a material adverse effect on our business, financial condition and results of operations.

We could be negatively affected by the “by-pass” traffic

      Pursuant to regulations of the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones), which we refer to as “COFETEL,” the only legal way to transport international long distance calls in Mexico is through the international settlement rate system. However, alternative ways to route and terminate international long distance calls at a lower cost in countries that exchange a significant amount of traffic with Mexico exist. Some estimates show that, given the disparity between international settlement rates and domestic interconnection rates that would be payable under an alternative arrangement, an increasing portion of the long distance market between Mexico and the United States is being served by entities that “by-pass” the international settlement rate system. This practice is deemed illegal by COFETEL.

      Maxcom complies with all relevant regulations relating to local and long distance services and cannot confirm whether any of its high-volume customers is engaging in “by-pass” activities. Under Mexican legislation, Maxcom is not required to investigate whether any such high-volume customers are engaged in “by-pass” activity. Maxcom is required, however, to obey any COFETEL formal order to disconnect a customer deemed to be engaged in “by-pass” activity by COFETEL.

      Mexican regulatory authorities have announced their intention to conduct more rigorous audits of persons or companies engaging in “by-pass” activity. In December 2000, some of the major Mexican long distance carriers signed a cooperation agreement to combat “by-pass” in Mexico. If, as a consequence of such actions, the regulatory authorities determine that any of our high-volume customers are engaged in “by-pass” activity, Maxcom’s revenues could be negatively affected.

Our telecommunications network infrastructure has several vulnerabilities and limitations

      Our telecommunications network is the source of all our revenues. Any problem with or limitation of our network may result in a reduction in the number of our customers and our revenues. The development and operation of our network is subject to problems and technological risks, including:

•	physical damage;

•	power loss;

•	capacity limitations;

•	software defects as well as hardware and software obsolescence;

•	breaches of security, whether by computer virus, break-in or otherwise;

•	denial of access to our sites for failure to obtain required municipal or other regulatory approvals; and

•	other factors which may cause interruptions in service or reduced capacity for our customers.

      A failure to achieve current specifications for, or future upgrades of, our network may materially and adversely affect our results of operations and financial condition.

Our results are negatively impacted by high levels of churn

      We experience a high rate of residential and business customer lines attrition, or “churn.” Churn may be impacted by:

•	our customer delinquency;

•	our limited coverage area that restricts our ability to continue providing service when a customer moves;

•	our failure to meet service levels required by our customers;

•	promotional and pricing strategies of our competitors; and

•	economic conditions in Mexico.

      During the first six months of 2004, we churned 16,290 voice lines (residential and business customer lines). This resulted in an average monthly churn rate of 2.0% as compared to our average monthly churn rate of 2.8% for the first six months of 2003. See “Operating and Financial Review and Prospects” for a more complete description of voice and wholesale lines.

      A high rate of churn increases our cost of operations and reduces our revenues.

Factors Relating to the Mexican Telecommunications Industry

We face significant increasing competition, which may negatively affect our operating margins

      The telecommunications industry in Mexico is becoming highly competitive. We compete with our rivals primarily on the basis of features, pricing and customer service. We face significant competition from Telmex in all of the areas where we operate. In particular, as the former state-owned telecommunications monopoly, Telmex has significantly greater financial and other resources than those available to us, a nationwide network and concession wireless spectrum, and an established customer base.

      We also face significant competition from recent entrants. Some of these recent entrants may have significantly greater financial and other resources than us. In addition, we are facing increased competition due to the fact that the Mexican government is granting local concessions to most of the long distance carriers; or if new, competing technologies are developed. Competition may limit our ability to grow or maintain our customer base or to implement price increases to keep pace with inflation.

      In 2003, the SCT expanded the concessions granted to television cable operators to permit them to provide bi-directional transmission of data. In addition, the SCT is reviewing proposed regulations that would permit these cable operators to provide voice-transmission services in conjunction with vocal fixed-line operators. As these cable operators have a substantial coverage of the cities Maxcom is already servicing, and as the cable operators telephony income may be seen as incremental revenue, the price reduction and the vast coverage may prevent Maxcom from continue growing.

If the Mexican government grants more concessions, the value of our concessions could be severely impaired

      The telecommunications industry is regulated by the Mexican government. Our concessions are not exclusive and the Mexican government is granting concessions covering the same geographic regions and frequency bands to other entrants. We cannot assure you that additional concessions to provide services similar to those we plan to provide will not be granted and that the value of our concessions will not be adversely affected as a result.

We could lose our concessions if we do not comply fully with their terms

      The terms of our concessions require us to satisfy a number of technical, buildout and financial conditions. In September 2002 and November 2003, we notified COFETEL of our failure to provide coverage in certain towns and cities by such date as required by our local and long distance concessions. In addition, we believe we will not be able to meet certain buildout obligations in certain towns and cities along the Mexico City — City of Toluca, City of Queretaro — City of San Luis Potosi and City of Puebla — City of Veracruz corridors by September 2004. We are in the process of preparing a request for a modification to the buildout requirements of the concessions from COFETEL. If granted, this modification would allow us to be once again in compliance. However, we cannot assure you that COFETEL will agree to such modification.

      A failure to comply with any of the terms of our concessions or to obtain a waiver or modification could result in the termination of any of our concessions and the loss of up to Ps. 44.6 million in performance bonds that we previously issued to the Ministry of Communications and Transportation, or “SCT” (Secretaría de Comunicaciones y Transportes). The Mexican government would not be required to compensate us in case of such termination. If any of our concessions were to be terminated, we could be unable to engage in our core business and we would likely be unable to repay our indebtedness. We failed to provide the SCT with the performance bonds renewal for 2004, and this failure could be construed as a default on the terms of our concessions. We are currently negotiating with the SCT new terms to secure the performance of our concessions. However, we cannot assure you what will be the outcome of such negotiations.

Fraud increases our expenses

      The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer loss of revenue as a result of fraudulent use, and also cash costs due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. Although technology has been developed to combat this fraudulent use and we are installing it in our operations, this technology does not eliminate fraud entirely. In addition, since we rely on other long-distance carriers for interconnection, some of which do not have anti-fraud technology in their network, we are particularly exposed to this risk in our long distance service and in traffic originated in our network to mobile users under the mode of “calling party pays.” During 2003 and for the six months ended June 30, 2004, our expenses for the prevention and detection of fraud were not significant.

      Because of cost reduction measures, we may elect not to upgrade our licenses relating to anti-fraud software or to cover maintenance fees. We have also reduced our fraud monitoring personnel. This has reduced our ability to detect fraudulent use of our services.

The technology we use may be made obsolete by the technology used by our competitors

      All companies in the global telecommunications industry must adapt to rapid and significant changes in technology. While we have been installing what we believe to be a technologically advanced fiber optic network with a microwave overlay, we cannot assure you that this technology will not be challenged by competition from new or improved digital or other technologies in the near future. Technological changes may adversely affect our competitive position, cause an increase in customer churn, require substantial new capital expenditures and/ or require write-downs of obsolete technology.

The Mexican government could temporarily seize or permanently expropriate our assets under certain circumstances

      The Mexican government has the authority to temporarily seize all assets related to a telecommunications concession in the event of natural disaster, war, significant public disturbance, threats to internal peace, economic events, and for other reasons related to national security. In addition, the Mexican government has the statutory right to permanently expropriate any telecommunications concession and claim any related assets for reasons of public interest. Mexican law provides for compensation in connection with losses and damages related to temporary seizure or expropriation. However, we cannot assure you that the actual compensation paid would be adequate or that such payment would be timely.

Factors Relating to Mexico

If Mexico experiences future political and economic crises, our business could be affected negatively

      We are a Mexican company with all of our operations in Mexico. Accordingly, the political and economic environment within Mexico can have a significant impact on our financial condition and results of operations.

      The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, and on market conditions, prices and returns on Mexican securities, including our securities. In July 2000, Mexico held national elections, which were won by Vicente Fox, the candidate of the National Action Party (Partido Acción Nacional). This represents the first time in over 70 years that the Institutional Revolutionary Party (Partido Revolucionario Institucional) has not won the Presidency and has not secured the absolute majority of the Mexican Congress. We cannot predict the impact that this new political landscape will have on the Mexican economy, particularly on the growth and deregulation of the telecommunications industry.

      In the first three years of this new government, regulation has been static, and no significant progress has been made to increase competition or to reduce the prerogatives Telmex has in the market. We do not currently anticipate any improvement in this issue in the near future.

      In the past, Mexico has experienced economic crisis, caused by internal and external factors, characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment. These economic conditions substantially reduced the purchasing power of the Mexican population and, as a result, the demand for telecommunications services.

      Crisis such as these could have a material adverse effect on our financial condition and results of operations and on the market value of our securities.

Changes in tax or other regulations could have an adverse impact on our financial condition

      Effective January 1, 2002, the Mexican Congress expanded the scope of the Special Production and Services Tax Law (Ley del Impuesto Especial Sobre Producción y Servicios), whereby, among other things, a new 10% tax was imposed on the rendering of certain telecommunications and supplementary services an amendment to this law, effective January 1, 2003 confirmed that our core business (the offering of local and long distances services) is not subject to this special tax. Although we believe, based on the advice of our tax and regulatory advisors, that certain other services that are part of our local service offerings, are also not subject to such special tax, we cannot assure you that the tax authorities may not interpret the law otherwise. In 2002 and 2003 tax years Maxcom accrued the tax corresponding to the services that might be claimed by the Mexican tax authorities. As from January 1, 2004, telecommunications and supplementary services are no longer subject to this tax.

      The operation of telecommunications systems in Mexico is subject to laws and regulations administered by the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) and the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones). These governmental agencies may take regulatory actions that could damage our business.

Foreign ownership restrictions limit our ability to raise equity capital

      Mexican law currently provides that no more than 49% of the full voting stock of a Mexican corporation holding a concession to provide telecommunications services, other than cellular services, may be held by non-Mexicans. Non-Mexicans hold 49% of our full voting stock. In addition, Mexican authorities have mandated that our limited voting shares, which are also referred to as neutral investment shares, may not represent more than 95% of our capital stock.

      Under our current capital structure, we have limited flexibility to raise equity capital from non-Mexican investors. As a result, any future sales of equity securities, may require substantial participation by Mexicans or a waiver or modification of Mexican foreign investment laws and regulations. We cannot assure you that such a waiver or modification could be obtained.

We may lose money because of peso devaluations

      While our revenues are almost entirely denominated in pesos, the majority of our obligations, and all of our long-term debt, are denominated in U.S. dollars. In addition, substantially all of our capital expenditures are denominated in U.S. dollars. We are, and will be, exposed to peso devaluation risk. The peso has devalued substantially against the U.S. dollar in the past and may devalue significantly in the future. For example, the noon buying rate rose from Ps.3.45 per U.S.$1.00 on December 19, 1994 to Ps.5.00 per U.S.$1.00 on December 31, 1994 and Ps.7.74 per U.S.$1.00 on December 31, 1995, representing a 124.6% devaluation of the peso relative to the U.S. dollar. In 2003, the peso devalued 7.8% relative to the U.S. dollar. In the first six months of 2004, the peso devalued 2.7% relative to the U.S. dollar.

      We do not currently have, nor do we expect to have, hedging arrangements with respect to this risk because we do not believe them to be cost effective for us. Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations, including the Old Notes and the 13 3/4% Series B Senior Notes due 2007. In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours. The peso-to-dollar exchange rate may experience significant devaluations in the future.

Developments in other countries may impact the price of our securities

      We cannot assure you that the price of our securities will not be adversely affected by events elsewhere, especially in the United States and in emerging markets. Mexican financial and securities markets are, to varying degrees, influenced by economic and market conditions in other countries. Although economic conditions are different in each country, investor reaction to developments in one country has had and can have significant effects on the prices of securities of issuers in other countries, including Mexico. Currently, the economic slow down in the United States, the military conflict in Iraq, the threat of terrorism as well as political and financial crisis in certain emerging markets have had a significant negative impact on the financial and securities markets in many emerging market countries, including Mexico. The effects of these crises may worsen, or new crises may occur, which may negatively affect the price of the New Notes, the Exchange Stock and our other securities or our financial condition and results of operations.

Our financial statements do not give you the same information as financial statements prepared under United States accounting principles

      We prepare our interim financial statements in accordance with Mexican GAAP and only our annual financial statements are reconciled to U.S. GAAP. Mexican GAAP differs in significant respects from U.S. GAAP, including in the treatment of the amortization of frequency rights, the capitalization of preoperating expenses, the capitalization of interest, the extinguishment of debt, the restructuring of troubled debt and deferred income taxes and employees’ profit sharing, and in the presentation of cash flow information. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. We cannot assure you that these will be the only differences in the future. See note 21 to the consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us through December 31, 2003.

You may suffer a U.S. dollar shortfall if you obtain a judgment against us or a distribution in bankruptcy

      In the event you are awarded a judgment from a court enforcing our U.S. dollar-denominated obligations under our 13 3/4% Series B Senior Notes due 2007, our Old Notes or our New Notes or the liquidation preference under our Exchange Stock, we will have the right to discharge our obligations by paying you in pesos at the exchange rate in effect on the date of payment of such judgment. Likewise, if we are declared bankrupt, we will have the right to discharge our obligations by paying our creditors in pesos at the exchange rate in effect on the date of the declaration of such bankruptcy.

      The exchange rate is currently determined by the Mexican Central Bank (Banco de México) every banking day in Mexico and published the following banking day in the Official Gazette of the Federation (Diario Oficial de la Federación). As a result of such currency conversion, you could face a shortfall in U.S. dollars. No separate actions exist or are enforceable in Mexico for compensation for any such shortfall.

      You should also be aware that in the event we are declared bankrupt by a Mexican court or if we are subject to a bankruptcy reorganization proceeding (concurso mercantil) in such court, our debt obligations, including our 13 3/4% Series B Notes due 2007, our Old Notes and our New Notes, if any, will cease to accrue interest, and payment of any of our debt obligations would depend on the outcome of the bankruptcy reorganization proceedings, which are often very lengthy.

We may not be able to make payments in U.S. dollars

      In the past, the Mexican economy has experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and U.S. dollars in particular, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive exchange control policy in the future. Any such restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our U.S. dollar obligations and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Mexican economy.

High inflation rates in Mexico may decrease demand for our services while increasing our costs

      In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, was 12.3%, 9.0%, 4.4%, 5.7%, 4.0% and 1.6% in 1999, 2000, 2001, 2002, 2003 and the first six months of 2004, respectively. High inflation rates can adversely affect our business and results of operations in the following ways:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our services and products; and

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in real terms.

High interest rates in Mexico could increase our financing costs

      Mexico also has, and is expected to continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged, 21.4%, 15.2%, 11.3%, 7.1%, 6.2% and 6.0% for 1999, 2000, 2001, 2002, 2003 and the first six months of 2004, respectively. Although we do not currently have any material peso-denominated debt, if we need to incur such debt in the future, it may be at high interest rates.

THE EXCHANGE OFFER AND CONSENT SOLICITATION

General

      Subject to the terms and conditions set forth in this offering circular and in the related letter of transmittal and consent, we are offering to exchange up to an aggregate principal amount of U.S.$167,623,590 of our unissued senior step-up notes due 2009, which we refer to as the “New Notes,” or up to an aggregate of 134,098,872 of our Series N-1 Shares (assuming no rounding-up of shares), which we refer to as the “Exchange Stock”, for all of our outstanding U.S.$167,623,590 of senior notes due 2007, which we refer to as the “Old Notes.” More specifically, for each U.S.$1.00 principal amount of Old Notes that you validly tender, you will receive (at your election) either (i) U.S.$1.00 principal amount of New Notes or (ii) 0.80 of a share of Exchange Stock.

      The aggregate number of shares of Exchange Stock to be received by each tendering holder of the Old Notes that elects to receive Exchange Stock will be rounded up to the nearest whole share.

      The purpose of the exchange offer and consent solicitation is to improve our leverage and our capital structure which we believe will allow us to attract additional investments to access multiple opportunities for future growth. We are also soliciting consents from the holders of the Old Notes to amend the Old Indenture to modify some of its restrictive covenants.

      The exchange offer is conditioned upon, among other things:

•	consent of the holders of at least a majority in aggregate principal amount of the Old Notes, other than the Old Notes held by Maxcom or any affiliate of Maxcom, to the proposed amendments to the Old Indenture;

•	the consummation of the Neutral Stock Restructuring; and

•	obtaining certain Mexican regulatory approvals.

      The time by which you must tender your Old Notes in order to participate in the exchange is 5:00 pm, New York City time, on October 6, 2004. Any extension of the expiration date will be announced in a press release.

      IF YOU TENDER OLD NOTES PURSUANT TO THE EXCHANGE OFFER, YOU WILL BE DEEMED TO HAVE GIVEN YOUR CONSENT TO THE PROPOSED AMENDMENTS WITH RESPECT TO THE OLD NOTES TENDERED. NO ALTERNATIVE, CONDITIONAL OR CONTINGENT TENDERS WILL BE ACCEPTED. YOU CAN ALSO DELIVER YOUR CONSENT TO THE PROPOSED AMENDMENTS WITHOUT TENDERING YOUR OLD NOTES.

Background

      On June 6, 2003, Bank of America/ Nexus engaged Cicerone Capital LLC to advise and assist it with respect to the acquisition of Old Notes by Bank of America/ Nexus. Between June 6, 2003 and December 10, 2003, Bank of America/ Nexus acquired approximately 75% of the outstanding Old Notes. On December 17, 2003, Bank of America/ Nexus notified us that it acquired approximately 75% of the outstanding Old Notes.

      On June 1, 2004, we engaged Cicerone Capital LLC to advise us regarding potential recapitalization transactions. On August 18, 2004, our board of directors approved in principle the exchange offer and consent solicitation. On August 23, 2004, at a general annual ordinary and extraordinary meeting of our shareholders, our shareholders approved the exchange offer and consent solicitation subject to the approval of our board of directors. On August 30, 2004, our board of directors met telephonically to consider the proposed exchange offer financial analysis and review prepared by Cicerone Capital LLC. Our board of directors unanimously approved the proposed exchange offer and consent solicitation on terms substantially consistent with the terms described in this offering circular.

      On August 31, 2004, we entered into an agreement with Bank of America/ Nexus pursuant to which Bank of America/ Nexus agreed to exchange all of its Old Notes for Exchange Stock, subject to the satisfaction of certain conditions. On August 31, 2004, we also entered into an agreement with holders of an aggregate principal amount of approximately U.S.$6.8 million of Old Notes, or approximately 4% of the outstanding Old Notes, pursuant to which they agreed to tender their Old Notes and deliver the requested consents in the exchange offer and consent solicitation. The Old Notes tendered pursuant to this agreement will constitute approximately 37.4% of the requisite percentage of consents necessary in order for the proposed amendments to be adopted.

Purpose of the Exchange Offer and Consent Solicitation

      The purpose of the consent solicitation is to modify the Old Indenture in order to:

•	limit our ability to incur certain types of permitted indebtedness to an aggregate principal amount of U.S.$150 million of indebtedness outstanding at any one time (including the Old Notes, the New Notes and the 13 3/4% Series B Senior Notes due 2007);

•	permit us to incur up to an additional U.S.$50 million of liens for any reason;

•	permit us to consummate asset securitization transactions;

•	permit us to enter into sale/leaseback transactions without any conditions thereon;

•	permit us to undergo a change of control without being required to redeem the Old Notes;

•	give us flexibility in our ability to enter into mergers, consolidations or sales of all or substantially all of our assets; and

•	provide for a release of our obligations under the Old Indenture and the Old Notes in connection with a sale of all or substantially all of our assets to certain qualified purchasers who agree to assume our obligations under the Old Indenture and the Old Notes.

      With the proposed amendments, we will have the ability to obtain financing in a more flexible, cost-efficient manner, thus allowing us to operate our financing resources in a more effective way. However, we will also have additional restrictions on our ability to incur certain types of indebtedness. Nevertheless, we believe that with these proposed amendments, we are increasing our ability to obtain financing, as well as ensuring our noteholders a moderate level of debt.

      The proposed amendments will be set forth in an amended and restated indenture substantially in the form of Appendix B hereto that will be executed and become effective promptly upon the consummation of the exchange offer. The execution and delivery of the letter of transmittal and consent by a holder tendering Old Notes will constitute the consent of that holder to the proposed amendments. A holder of Old Notes can also consent to the proposed amendments without tendering Old Notes by executing and delivering a written consent to the amendments.

Conditions

      The consummation of the exchange offer and consent solicitation is conditioned upon satisfaction of the following conditions:

•	consent of the holders of at least a majority in aggregate principal amount of the Old Notes, other than the Old Notes held by Maxcom or any affiliate of Maxcom, to the proposed amendments to the Old Indenture;

•	consummation of the Neutral Stock Restructuring;

•	filing of all appropriate notices with governmental authorities, including the Antitrust Commission of Mexico;

•	obtaining all required regulatory approvals to consummate the exchange offer and consent solicitation, and any related transactions, including the approval of the National Banking and Securities Commission of Mexico;

•	the trustee under the Old Indenture having executed and delivered the amended and restated indenture relating to the proposed amendments solicited pursuant to the exchange offer and consent solicitation and not having objected in any respect to, or taken any action that could adversely affect the consummation of, the exchange offer and consent solicitation or our ability to effect the proposed amendments; and

•	the qualification of the New Indenture under the Trust Indenture Act of 1939.

      If any condition to the exchange offer and consent solicitation is not satisfied or waived on or prior to the expiration date, we reserve the right, subject to applicable law, to:

•	terminate the exchange offer and consent solicitation and return the tendered Old Notes to the tendering holders;

•	waive all unsatisfied conditions and accept for exchange and exchange all Old Notes that are validly tendered and not properly withdrawn prior to the expiration date;

•	extend the exchange offer and consent solicitation; or

•	amend the exchange offer and consent solicitation.

      We will announce by means of a press release any waiver or change to any condition or any extension of the exchange offer period.

Extension, Amendment and Termination

      We expressly reserve the right, at any time and from time to time, regardless of whether or not the conditions set forth above in “— Conditions” are satisfied, subject to applicable law to:

•	extend the expiration date for the exchange offer and consent solicitation; or

•	amend the exchange offer and consent solicitation in any respect,

in each case, by giving written notice of such extension or amendment to the exchange agent.

      In addition, to the extent permitted by law, we reserve the right, at any time and from time to time, to terminate the exchange offer and consent solicitation prior to the exchange of the Old Notes for the New Notes and the Exchange Stock. If we terminate the exchange offer and the consent solicitation prior to such time, we will give written notice of such termination to the exchange agent. We will publicly announce any extension, amendment or termination by issuing a press release. If the exchange offer and consent solicitation are terminated without us having exchanged any Old Notes, we will promptly return the Old Notes tendered.

      If we change a material term or waive a material condition of, or if we materially change the information concerning, the exchange offer and consent solicitation, we will extend the offer to the extent required by Section 14(e) and related rules under the Exchange Act. The exchange offer must remain open for at least five business days following material changes in the terms of the exchange offer or information concerning the exchange.

      With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought, a minimum ten-business-day period from the day of such change is generally required to allow for adequate dissemination to holders of Old Notes. For purposes of the exchange offer and consent solicitation, a “business day” means any day other than a Saturday, Sunday, or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Announcements

      If we are required to make an announcement relating to an extension of the exchange offer and consent solicitation, we will do so no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Such announcement may state, among other things, that we are extending the exchange offer and consent solicitation for a specific time or on a daily basis.

      Without limiting the manner in which we may choose to make a public announcement of any extension, amendment or termination of the exchange offer and consent solicitation, we expect to make any public announcement through a timely release to the Dow Jones News Source.

Procedure for Tendering Old Notes and Delivering Consents

      To validly tender Old Notes pursuant to the exchange offer and consent solicitation, you, your broker or other nominee must send to the exchange agent, and the exchange agent must receive, at its address set forth on the last page of this offering circular prior to 5:00 p.m., New York City time, on the expiration date:

•	in the case of a physical transfer: a properly completed and duly executed letter of transmittal and consent, or a copy thereof, any required signature guarantee, and certificates for tendering Old Notes;

•	in the case of a book-entry transfer: an agent’s message in lieu of the letter of transmittal and consent, and a confirmation of such tender; and

•	any other required documents.

      You can also transmit your acceptance to the tender of Old Notes through the DTC Automated Tender Offer Program (“ATOP”), for which the exchange offer will be eligible, prior to 5:00 p.m., New York City time, on the expiration date. If you choose to utilize the ATOP, DTC (as defined below) will edit and verify your acceptance and send an agent’s message (as defined below) to the exchange agent.

      An “agent’s message” is a message transmitted by The Depository Trust Company, which we refer to as “DTC,” and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that such participant has received and agrees to be bound by the letter of transmittal and consent and that we may enforce that letter of transmittal and consent against the participant. A proper tender of Old Notes pursuant to the foregoing procedures by holders of Old Notes will also constitute the giving of a consent by such holders with respect to such Old Notes.

Need for Guarantee of Signature

      A DTC participant might require that a beneficial holder of an Old Note sign the letter of transmittal and consent, the form of consent or a notice of withdrawal, as the case may be, and provide a signature guaranty. A recognized participant in the Securities Transfer Agents Medallion Program, called a medallion signature guarantor, must guarantee signatures on a letter of transmittal and consent unless the Old Notes are tendered:

•	by the registered holder of those Old Notes and that holder has not completed either of the boxes entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and consent; or

•	for the account of an “eligible institution,” which includes a firm that is a bank or a savings association as defined under the Federal Deposit Insurance Act, a credit union as defined under the Federal Reserve Act, or a broker, dealer, national securities exchange, registered securities association or clearing agency as defined under the Exchange Act.

Book-entry Delivery of the Old Notes

      Within two business days after the commencement date of the exchange offer, the exchange agent will establish an account at DTC for purposes of the exchange offer and consent solicitation. Any financial institution that is a participant in the DTC system may make book-entry delivery of Old Notes by causing DTC to transfer those Old Notes into the exchange agent’s account for the Old Notes in accordance with the DTC Automatic Tender Offer Program.

      Although delivery of the Old Notes may be effected through book-entry at DTC, the letter of transmittal and consent, or a facsimile thereof, with any required signature guarantees, or in the case of a book-entry transfer, an agent’s message in lieu of the letter of transmittal and consent, and any other required documents, must be transmitted to and received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date at the address set forth on the last page of this offering circular. Delivery of such documents to DTC does not constitute delivery to the exchange agent.

Additional Information

      If you tender Old Notes by one of the procedures described above, that tender will be deemed to constitute:

•	an agreement between you and us in accordance with the terms and subject to the conditions of the exchange offer and consent solicitation; and

•	your consent to the proposed amendments to the Old Indenture.

      The method of delivery of the letter of transmittal and consent, certificates for Old Notes, the form of consent and/or all other required documents, including delivery through DTC and any acceptance of an agent’s message transmitted through ATOP, is at your election and risk. If you choose to deliver by mail, the recommended method is by registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

      All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders and consents and revocation of tenders and consents will be resolved by us in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all tenders of Old Notes that we determine are not in proper form. We also reserve the absolute right in our sole discretion to waive any conditions of the offer or any defect or irregularity in the tender of Old Notes or the delivery of consents by any particular holder, whether or not similar conditions, defects or irregularities are waived in the case of other holders, subject to the requirements set forth under “— Conditions” and “— Extension, Amendment and Termination” above.

      Our interpretation of the terms and conditions of the exchange offer and consent solicitation (including the instructions in the letter of transmittal and consent and the form of consent) will be final and binding. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defects or irregularities in tenders, consent deliveries or any notices of withdrawal or will incur any liability for failure to give any such notification.

Procedure for Delivering Consents Without Tendering Old Notes

      If you want to consent to the proposed amendments, but do not wish to tender your Old Notes, you, your broker or your nominee should properly complete and duly execute a form of consent, or a copy thereof, with any required signature guarantee, and any other required documents, and deliver it to The Bank of New York at its address set forth on the last page of this offering circular prior to 5:00 p.m., New York City time, on the expiration date.

      You can also transmit your consent delivery through ATOP, for which the exchange offer will be eligible, prior to 5:00 p.m., New York time, on the expiration date. DTC will then edit and verify such consent and send an agent’s message to the exchange agent.

Withdrawal Rights

      You may withdraw your tender or your consent at any time prior to 5:00 p.m., New York City time, on the expiration date. If you properly withdraw tendered Old Notes, such withdrawal will constitute the concurrent valid revocation of, and the only means of validly revoking, your related consent to the proposed amendments.

      For your withdrawal of a tender of Old Notes to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its fax number or address set forth on the back cover of this offering circular prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person who tendered the Old Notes or delivered the consent to be withdrawn;

•	identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes);

•	specify the name and number of the account at DTC to be credited with the withdrawn Old Notes;

•	specify the name in which any such Old Notes are to be registered, if different from that of the tendering holder; and

•	be signed by the holder of the Old Notes in the same manner as the original signature on the letter of transmittal and consent by which your Old Notes were tendered (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of such Old Notes.

      All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us in our sole discretion. Our determination will be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer and consent solicitation. We will return any Old Notes which have been tendered for exchange but which are not exchanged for any reason to the holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

      Properly withdrawn Old Notes may be retendered by following the procedures described under “— Procedure for Tendering Old Notes and Delivering Consents” at any time on or prior to the expiration date.

      If you wish to withdraw a tender of Old Notes but still wish to consent to the proposed amendments to the Old Indenture, you must, prior to 5:00 p.m., New York City time, on the expiration date:

•	deliver a notice of withdrawal pursuant to the procedures set forth above; and

•	deliver a form of consent pursuant to the procedures set forth in “— Procedure for Delivering Consents Without Tendering Old Notes.”

Acceptance for Exchange

      Upon the terms and subject to the conditions of the exchange offer and consent solicitation set forth in this offering circular and the related letter of transmittal, we will accept for exchange all Old Notes that holders validly tender and do not properly withdraw pursuant to the exchange offer and consent solicitation. For purposes of the exchange offer and consent solicitation, we will be deemed to have accepted for exchange tendered notes if, as and when we give written notice to the exchange agent of our acceptance for exchange of those Old Notes. We will announce acceptance for exchange of the Old Notes by issuing a press release.

Exchange Agent

      The Bank of New York has been appointed as exchange agent for the exchange offer and consent solicitation. Tenders and withdrawals of Old Notes and the related consents must be made to the exchange agent according to the procedures set forth under “— Procedure for Tendering Old Notes and Delivering Consents,” “— Procedure for Delivering Consents Without Tendering Old Notes” and “— Withdrawal Rights” above. The exchange agent is not permitted to, and will not, provide advice, make recommendations or otherwise discuss the merits of the exchange offer and consent solicitation.

Information Agent

      Citigate Financial Intelligence has been appointed as information agent for the exchange offer and consent solicitation. Questions, requests for assistance and requests for additional copies of this offering circular, any supplement hereto and the letter of transmittal and consent should be directed to Citigate Financial Intelligence at its address set forth on the back cover of this offering circular. The information agent is not permitted to, and will not, provide advice, make recommendations or otherwise discuss the merits of the exchange offer and consent solicitation.

Fees and Expenses

      We will not pay any commission or other remuneration, directly or indirectly, for soliciting acceptances of the exchange offer and consent solicitation. The principal solicitation is being made by mail through this offering circular and the letter of transmittal and consent. Additional solicitations may be made in person or by telephone by our officers and employees, who will not be receiving additional compensation for making such solicitations. In addition, we have not retained a dealer-manager in connection with this exchange offer and consent solicitation, and none of our financial advisors and no broker, dealer, salesperson, agent or other person, is engaged or authorized to express any statement, opinion, recommendation or judgment with respect to the relative merits and risks of the exchange offer.

      We will pay the exchange agent and the information agent reasonable customary fees for this type of transaction. We will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding the offering circular and any other required document to holders of Old Notes.

Consequences of Not Exchanging the Old Notes

      If you do not tender your Old Notes and the exchange offer is consummated, your Old Notes will continue to be subject to the provisions of the Old Indenture as modified by the proposed amendments. The proposed amendments would amend some of the restrictive covenants contained in the Old Indenture and eliminate the obligation of Maxcom to make a change of control offer to purchase outstanding Old Notes, thus affording substantially less protection to holders of Old Notes. See “Risk Factors — Factors Relating to the Exchange Offer and Consent Solicitation” for a description of certain other consequences of not exchanging the Old Notes.

THE PROPOSED AMENDMENTS

General

      The valid tender of your Old Notes in accordance with the procedures set forth in “The Exchange Offer and Consent Solicitation — Procedure for Tendering Old Notes and Delivering Consents” will constitute your consent to the proposed amendments to the Old Indenture. If you tender your Old Notes, you must deliver a corresponding consent. You may, however, deliver your consent without tendering your Old Notes. See “The Exchange Offer and Consent Solicitation — Procedure for Delivering Consents Without Tendering Old Notes.”

      The proposed amendments are a single proposal. If you tender your notes, you will be deemed to have consented to all the proposed amendments as an entirety with respect to the Old Notes you tender. You may not consent selectively to only one or some of the proposed amendments.

      To the extent the proposed amendments to the Old Indenture are adopted, Maxcom expects that it and the trustee will execute an amended and restated indenture substantially in the form set forth in Appendix B to this offering circular, giving effect to the proposed amendments on or shortly after the expiration date. The proposed amendments will become effective only upon the consummation of the exchange offer and the effectiveness of the amended and restated indenture governing the Old Notes.

      Set forth below is a brief description of the proposed amendments to be made to the Old Indenture. This description is qualified by reference to the full provisions of the Old Indenture, copies of which the exchange agent can provide you, and the amended and restated indenture.

The Amendments

Amendments Regarding our Ability to Merge, Consolidate or Sell all or Substantially All of Our Assets

      The covenant imposing conditions on our ability to consolidate with, or merge with, or sell all or substantially all of our assets to, a third party (an “Exit Transaction”) will be modified to provide us with more flexibility to enter into such a transaction, including (i) modifying certain of the requirements and (ii) giving the Company the ability to satisfy such conditions by offering to purchase all of the Old Notes. The Old Indenture limited our ability to consummate an Exit Transaction by requiring, among other things, that the successor company in an Exit Transaction be capable, on a pro forma basis, of incurring an additional $1.00 of indebtedness under the financial ratio test for incurrence of additional indebtedness. This requirement will be modified to allow us to consummate an Exit Transaction if the successor company in an Exit Transaction either is, among other things, (i) capable of incurring, on a pro forma basis, an additional $1.00 of indebtedness under such financial ratio test or (ii) in equal to or better financial condition (as determined by comparison of certain financial ratios of the Company immediately prior to the Exit Transaction and the surviving company on a pro forma basis). This covenant will be further revised to (1) allow us to consummate an Exit Transaction without complying with the existing conditions on Exit Transactions in the Old Indenture if we offer to repurchase the Old Notes for 100% of the principal amount of the Old Notes on the date of purchase plus accrued and unpaid interest, if any (plus certain additional amounts in the event of certain tax withholding) and (2) include a release of obligations under the amended and restated indenture and Old Notes in connection with an Exit Transaction.

Amendments Regarding Change of Control and Put Offer Events

      The covenant requiring us to offer to repurchase the Old Notes for 101% of the principal amount of the Old Notes plus accrued and unpaid interest, if any, to the date of purchase (plus certain additional amounts in the event of certain tax withholding), upon a change of control will be deleted. The amended and restated indenture will include a new covenant that permits us to offer to repurchase all or any part (equal to U.S. $1.00 or any integral multiple thereof) of the Old Notes for 100% of the principal amount of such Old Notes plus accrued and unpaid interest, if any, to the date of purchase (plus certain additional amounts in the event of certain tax withholding) in connection with certain put offer events, including certain mergers, consolidations, sales of all or substantially all of our assets and payments of liquidation preferences on our preferred shares.

Amendments to Permit Asset Securitization Transactions

      The covenants limiting our ability to make restricted payments and investments and enter into affiliate transactions will be amended to permit us to securitize our assets, including, without limitation, our accounts receivable.

Amendment of Covenants Regarding Permitted Indebtedness

      The covenant regarding permitted indebtedness will be amended to:

•	permit us to incur liens in connection with the financing of the cost of telecommunications assets without limiting such permitted liens to only the assets so acquired;

•	include as permitted indebtedness (i) the New Notes, (ii) any indebtedness attributable to sale/leaseback transactions and (iii) indebtedness incurred in a qualified securitization transaction; and

•	limit to U.S.$150.0 million aggregate principal amount outstanding at any one time the aggregate principal amount of (i) outstanding telecommunications asset acquisition indebtedness, plus (ii) outstanding indebtedness under the Old Notes, New Notes and our 13 3/4% Series B Senior Notes due 2007, plus (iii) any refinancing indebtedness of such telecommunications asset acquisition indebtedness and/or any indebtedness evidenced by such promissory notes, plus (iv) any outstanding indebtedness incurred under our US.$20.0 million permitted indebtedness basket.

Amendment of Covenant regarding Purchase, Redemption or other Acquisition or Retirement for Value

      The covenant restricting our ability to purchase, redeem or acquire or retire for value our preferred stock will be amended to permit us to purchase, redeem, acquire or otherwise retire shares of our preferred stock if we (i) treat such transaction as a put event or (ii) use capital stock of any entity that acquires a majority of our capital stock.

Amendment of Covenant Regarding Sale/ Leaseback Transactions

      The covenants restricting our ability to enter into sale/leaseback transactions will be deleted.

Amendment to “Limitation on Liens” Covenant

      The definition of permitted liens will be amended to:

•	increase the general permitted liens basket with respect to our obligations from U.S.$10.0 million in the aggregate to U.S.$60.0 million in the aggregate; and

•	include as permitted liens, liens incurred in connection with a qualified securitization transaction.

      As noted above, the definition of permitted liens will also be amended to allow us to grant permitted liens in telecommunications asset financings without limiting such permitted liens to only assets acquired in connection with such telecommunications financings.

Amendment of Definitions Generally

      Under the amended and restated indenture, definitions or certain terms will be deleted and conforming modifications will be made to various other sections of the Old Indenture that relate to the amendment of the provisions described above. Additionally, certain definitions will be added to the amended and restated indenture in connection with, among other things, our ability to securitize our assets, including, without limitation, our accounts receivable.

NEUTRAL STOCK RESTRUCTURING

      As a telecommunications provider in Mexico, we are subject to regulations restricting the foreign (i.e., non-Mexican) ownership of our full voting stock. Our ability to issue limited voting and non-voting stock is also limited. In 2002, the Mexican Foreign Investment Bureau (Direccion General de Inversion Extranjera) authorized us to issue up to 95% of our total capital stock as neutral investment capital (i.e., non-voting stock). The Exchange Stock is considered neutral investment capital. If 100% of the Old Notes is tendered in exchange for 134,098,872 shares of Exchange Stock and the Neutral Stock Restructuring is completed, we would have the ability to issue 105,377,248 additional neutral investment shares, representing an additional 25.4% of our capital stock on a fully-diluted basis. This would allow us to complete future rounds of equity financing.

      On August 23, 2004, at a general annual ordinary and extraordinary meeting of our shareholders, our shareholders authorized us to offer to exchange (1) 1,226,373 outstanding shares of our series B stock held by Mexicans for 1,226,373 shares of our series A stock, (2) 4,333,741 shares of our series N-1 stock for 4,333,741 shares of our series B-1 stock and (3) a maximum of 2,005,843 shares of our series N stock held by Mexicans for 2,005,843 shares of our series A stock. Our offer to exchange shares of our capital stock described in the previous sentence was made to all holders of our series B, N-1 and N stock; however, only those holders of our series B, N-1 and N stock who attended the August 23, 2004 general annual ordinary and extraordinary shareholders meeting, in person or by proxy, could accept our offer. Each such holder was entitled to participate in the Neutral Stock Restructuring on a pro rata basis (based on the number of shares of such series of our stock held by such shareholder). At this shareholder meeting, Bank of America/ Nexus agreed to exchange 4,333,741 shares of our N-1 stock for shares of B-1, subject only to the satisfaction of all of the conditions to the exchange offer described in this offering circular (other than the consummation of the Neutral Stock Restructuring). Also, at this meeting, the Aguirre Gómez family agreed to exchange (i) 1,226,373 shares of our series B stock for shares of our series A stock and (ii) 2,005,843 shares of our series N stock for shares of our series A stock, subject only to (A) the agreement by Bank of America/ Nexus to exchange approximately U.S.$126.4 million of Old Notes for shares of our series N-1 stock in the exchange offer and (B) the satisfaction of all of the conditions to the exchange offer described in this offering circular (other than the consummation of the Neutral Stock Restructuring).

      We expect to consummate the Neutral Stock Restructuring immediately prior to the completion of the exchange offer.

USE OF PROCEEDS

      We will not receive any proceeds from the exchange of our Old Notes for the New Notes or the Exchange Stock pursuant to this exchange offer and consent solicitation.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and our capitalization on a consolidated basis as of June 30, 2004:

•	on an actual basis; and

•	as adjusted to give effect to:

(i)	the consummation of the exchange offer and consent solicitation on the assumption that all of the Old Notes, except for the Old Notes held by Bank of America/ Nexus, are validly tendered for New Notes and accepted in the exchange; and

(ii)	the consummation of the exchange of all the Old Notes held by Bank of America/ Nexus for Exchange Stock.

      To the extent that Old Notes, in addition to those held by Bank of America/ Nexus, are tendered for Exchange Stock rather than New Notes and accepted in the exchange offer, the amount of our long-term debt outstanding will decrease accordingly. This table should be read in conjunction with “Selected Historical Consolidated Financial Information,” “Unaudited Pro Forma Consolidated Financial Information” and the consolidated financial statements and related notes included in this offering circular.

	As of June 30, 2004

	Actual				As Adjusted

	Pesos		Dollars		Pesos		Dollars

	Thousands of constant June 30, 2004 pesos
	and thousands of U.S. dollars(1)
Long term debt:
New Notes	Ps.	—	$—		Ps.	470,427	$40,765
Old Notes		1,912,853	165,759	(2)		—	—
13 3/4% Series B Senior Notes due 2007		132,261	11,461	(3)		132,261	11,461 (3)
Warrants cost, net		(1,876)	(163)			(1,876)	(163)
Notes payable		9,145	792			9,145	792

Total debt		2,052,383	177,849			609,957	52,855
Shareholders’ equity:
Capital stock and additional paid in capital		1,782,617	154,473			3,225,043	279,466
Accumulated deficit(4)		(1,685,062)	(146,019)			(1,763,479)	(152,814)

Total shareholders’ equity		97,555	8,454			1,461,564	126,652

Total capitalization	Ps.	2,149,938	$186,303		Ps.	2,071,521	$179,507

(1)	Peso amounts were converted to U.S. dollars solely for the convenience of the reader at the rate of Ps. 11.54 per U.S.$1.00 as reported by the Federal Reserve Bank of New York as its noon buying rate for pesos on June 30, 2004. Such conversions should not be construed as a representation that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

(2)	This amount reflects the conversion of the peso amount for the Old Notes into U.S. dollars based on the conversion rate set forth in footnote (1) above. The aggregate principal amount of Old Notes outstanding as of June 30, 2004 was U.S.$167.6 million.

(3)	This amount reflects the conversion of the peso amount for the 13 3/4% Series B Senior Notes due 2007 into U.S. dollars based on the conversion rate set forth in footnote (1) above. The aggregate principal amount of 13 3/4% Series B Senior Notes outstanding as of June 30, 2004 was U.S.$11.6 million.

(4)	Professional service fees in connection with the exchange offer are estimated to be approximately Ps.9.3 million. Under Mexican GAAP, in an exchange of debt which qualifies as a termination, outstanding debt issuance costs on the Old Notes should be expensed, and new debt issuance costs should be capitalized and amortized over the term of the New Notes. An exchange of debt for equity is also a debt extinguishment with outstanding debt issuance costs on the Old Notes expensed. This balance sheet adjustment reflects Ps.78.4 million for the cancellation of the outstanding debt issuance costs on the Old Notes and the capitalization of the debt issuance costs on the New Notes of Ps. 9.3 million, which represents professional service fees in connection with the exchange offer.

EXCHANGE RATES

      The following table sets forth, for the periods indicated, the period-end, average, high and low noon buying rates, in each case for the purchase of U.S. dollars, all expressed in nominal pesos per U.S. dollar. The noon buying rate at August 31, 2004 was Ps. 11.37 per U.S.$1.00.

	Noon Buying Rate(1)

	Average(2)	High	Low

1999	9.56	10.60	9.24
2000	9.47	10.09	9.18
2001	9.33	9.97	8.95
2002	9.75	10.43	9.00
2003	10.85	11.41	10.11
Six Months Ended June 30, 2004	11.19	11.64	10.81
March 2004		11.23	10.92
April 2004		11.43	11.16
May 2004		11.64	11.38
June 2004		11.54	11.30
July 2004		11.54	11.38
August 2004		11.46	11.35

(1)	Source: Federal Reserve Bank of New York.

(2)	Represents the average rates for each period indicated, calculated by using the average of the exchange rates on the last day of each month during the period.

      The peso fluctuates freely against the U.S. dollar. The Mexican Central Bank intervenes occasionally in the market to stabilize the exchange rate. Mexico had an exchange control system from 1982 until November 11, 1991. Under this system, Mexican residents and companies were entitled to purchase, and required to sell, foreign currencies for certain purposes at a controlled rate of exchange that was established daily by the Mexican Central Bank (Banco de México). Transactions to which the controlled rate applied included payments for virtually all merchandise imports, revenues from virtually all merchandise exports, royalty payments and payments of principal, interest and related expenses with respect to indebtedness to foreign creditors registered with the Mexican government. For all transactions to which the controlled rate did not apply, foreign currencies could also be purchased, if they were available, at the then prevailing domestic free market rate for the type of transaction.

      From November 11, 1991 to October 20, 1992, the Mexican Central Bank permitted a free market rate to fluctuate according to supply and demand within a moving band. In late December 1994, the Mexican government responded to exchange rate pressures first by increasing by 15% the upper limit of the peso/ U.S. dollar exchange rate band and then, two days later, allowing the peso to fluctuate freely against the U.S. dollar. By December 31, 1994, the peso/ U.S. dollar exchange rate, which had been Ps. 3.47 to U.S.$1.00 on December 19, 1994 was Ps. 5.00 to U.S.$1.00. The peso continued to devalue significantly through 1998, closing at Ps. 9.901 to U.S.$1.00 at December 31, 1998. After a period of stability and modest appreciation, in 2002, the peso devalued 12.2% relative to the U.S. dollar. In 2003, the peso devalued 7.8% relative to the U.S. dollar. In the first six months of 2004, the peso devalued 2.7% relative to the U.S. dollar. Although the peso/ U.S. dollar exchange rate has remained relatively stable in the last years, there may be significant devaluations in the future.

      Except for the period from September through December 1982 during the Mexican liquidity crisis, the Mexican Central Bank consistently has made foreign currency available to Mexican private sector entities to meet their foreign currency obligations. Nevertheless, in the event of a renewed shortage of foreign currency, we cannot assure you that the Mexican Central Bank would continue to make foreign currency available to private sector companies or that foreign currency we need to service foreign currency obligations could be purchased in the open market without substantial additional cost.

      Pursuant to the provisions of North American Free Trade Agreement, or “NAFTA,” Mexico remains free to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

      The following table presents selected consolidated financial information of Maxcom and its consolidated subsidiaries for each of the five fiscal years in the period ended December 31, 2003 and for the six months ended June 30, 2003 and June 30, 2004, respectively. The statement of operations, balance sheet and other financial data for the five fiscal years ended December 31, 2003 has been derived from our audited consolidated financial statements. The statement of operations, balance sheet and other financial data for the six months ended June 30, 2003 and June 30, 2004 has been derived from our unaudited condensed consolidated financial statements. Our unaudited consolidated financial statements have been prepared on the same basis as the audited condensed consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information for such periods. The results for the six-months ended June 30, 2004 are not necessarily indicative of the results to be expected for the full fiscal year. You should read the information presented below in conjunction with “Capitalization,” “Unaudited Pro Forma Consolidated Financial Information,” “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this offering circular.

      The consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Pursuant to Mexican GAAP, we have prepared the financial statements and the selected financial data presented below in accordance with Bulletin B-10 of the Mexican Institute of Public Accountants, which provides for the recognition of certain effects of inflation.

      See note 21 to the audited consolidated financial statements and note 14 to our unaudited condensed consolidated financial statements for a description of the principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP applicable to us and for a reconciliation of our net income and stockholders equity to U.S. GAAP.

			For the Year Ended December 31,

	1999(1)		2000		2001		2002		2003		2003(3)

	Thousands of constant June 30, 2004 pesos
	and thousands of U.S. dollars, except for shares and per share data(2)
Statement of Operations Data:
Mexican GAAP
Net revenues	Ps.	112,061	Ps.	310,258	Ps.	351,146	Ps.	566,318	Ps.	778,088	$67,425
Operating costs and expenses:
Network operating costs		55,679		125,665		168,027		219,877		279,542	24,224
Selling, general and administrative		205,279		386,172		480,215		453,030		391,766	33,949
Depreciation and amortization		94,360		234,435		299,863		335,564		341,644	29,605
Total operating costs and expenses		355,318		746,272		948,105		1,008,475		1,012,952	87,778
Operating loss		(243,257)		(436,014)		(596,959)		(442,157)		(234,864)	(20,352)
Integral cost (income) of financing:
Interest expense		58,829		466,417		476,876		219,411		30,717	2,662
Interest income		(12,763)		(114,222)		(85,742)		(4,727)		(4,248)	(368)
Gain on repurchase of debt		—		—		(135,425)		—		—	—
Exchange loss (gain), net		12,129		12,484		(101,402)		218,329		175,951	15,247
Gain on net monetary position		(25,341)		(105,067)		(92,320)		(106,321)		(77,398)	(6,707)
Total integral cost of financing		32,854		259,612		61,987		326,692		125,022	10,834
Nonrecurring charges		—		—		69,489		—		—	—
Other income (expense), net		167		(550)		(198)		2,793		(150)	(13)
Asset tax and income tax		—		—		837		8,185		13,122	1,137
Impairment loss		—		—		—		—		—	—
Net loss		(275,944)		(696,176)		(729,470)		(774,235)		(373,158)	(32,336)
Net loss per share, basic and diluted		(26.88)		(60.73)		(53.06)		(5.75)		(2.12)	(0.18)
Weighted-average shares outstanding		10,264,827		11,463,667		13,748,445		134,738,030		175,927,429	175,927,429
U.S. GAAP
Net loss	Ps.	(339,405)	Ps.	(649,958)	Ps.	(726,745)	Ps.	(368,470)	Ps.	(384,879)	$(33,352)
Net loss per share, basic and diluted		(33.06)		(56.70)		(52.86)		(2.73)		(2.19)	(0.19)
Other Financial Data:
Mexican GAAP
Capital expenditures(4)	Ps.	903,578	Ps.	789,908	Ps.	577,274	Ps.	558,083	Ps.	127,405	$11,041
Ratio of earnings to fixed charges(5)		—		—		—		—		—	—
Resources used in operating activities		(162,862)		(906,648)		(375,920)		(359,418)		47,883	4,149
Resources provided by financing activities		769,769		2,751,685		(104,413)		847,029		95,414	8,268
Resources used in investing activities		(903,603)		(789,908)		(577,274)		(558,083)		(127,405)	(11,040)
U.S. GAAP
Cash used in operating activities		(260,087)		(829,341)		(406,127)		(199,762)		6,925	600
Cash provided by (used in) financing activities		998,536		2,873,202		(41,412)		644,572		—	—
Cash used in investing activities		(873,649)		(877,807)		(558,457)		(428,643)		(66,111)	(5,727)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the Six Months Ended June 30,

	2003(2)		2004		2004(3)

	(Unaudited)
Statement of Operations Data:
Mexican GAAP
Net revenues	Ps.	365,693	Ps.	391,515	$33,927
Operating costs and expenses:
Network operating costs		135,792		142,125	12,316
Selling, general and administrative		208,548		166,543	14,432
Depreciation and amortization		188,647		167,707	14,533
Total operating costs and expenses		532,987		476,375	41,281
Operating loss		(167,294)		(84,860)	(7,354)
Integral cost (income) of financing:
Interest expense		12,128		10,027	869
Interest income		1,267		2,415	209
Gain on repurchase of debt		—		—	—
Exchange loss (gain), net		30,760		29,486	2,555
Gain on net monetary position		(24,142)		(26,831)	(2,325)
Total integral cost of financing		20,013		15,097	1,308
Nonrecurring charges		—		—	—
Other income (expense), net		552		(26)	(2)
Asset tax and income tax		3,939		7,333	635
Impairment loss		—		57,561	4,988
Net loss		(191,798)		(164,825)	(14,283)
Net loss per share, basic and diluted		(1.09)		(0.94)	(0.08)
Weighted-average shares outstanding		175,841,180		176,047,012	176,047,012
U.S. GAAP
Net loss	Ps.	(190,283)	Ps.	(98,371)	$(8,524)
Net loss per share, basic and diluted		(1.08)		(0.56)	(0.05)
Other Financial Data:
Mexican GAAP
Capital expenditures(4)	Ps.	67,459	Ps.	80,073	$6,939
Ratio of earnings to fixed charges(5)		—		—	—
Resources used in operating activities		(11,746)		82,127	7,117
Resources provided by financing activities		18,787		(5,058)	(438)
Resources used in investing activities		(67,459)		(80,073)	(6,939)
U.S. GAAP
Cash used in operating activities		12,832		49,520	4,291
Cash provided by (used in) financing activities		2,526		(518)	(45)
Cash used in investing activities		(102,880)		(44,558)	(3,861)

			As of December 31,

	1999(1)		2000		2001		2002		2003		2003(3)

	Thousands of constant June 30, 2004 pesos
	and thousands of U.S. dollars, except for shares and per share data(2)
Balance Sheet Data:
Mexican GAAP
Cash and cash equivalents	Ps.	195,241	Ps.	1,250,367	Ps.	192,761	Ps.	122,289	Ps.	42,415	$3,675
Restricted cash		23,728		663,370		208,645		—		—	—
Working capital(6)		6,405		(74,343)		(42,239)		(19,015)		13,512	1,171
Frequency rights, net		130,605		123,849		117,094		110,339		97,839	8,478
Telephone network systems and equipment, net		974,607		1,267,277		1,528,918		1,678,208		1,562,447	135,394
Preoperating expenses, net		315,275		281,526		247,792		215,964		182,549	15,819
Intangible assets, net		47,136		377,681		334,550		450,066		397,226	34,422
Rent deposits and other assets		30,372		9,159		34,971		31,270		28,616	2,480
Total assets		1,824,526		4,061,767		2,801,883		2,798,133		2,512,864	217,753
Total liabilities		1,118,389		3,546,659		3,015,222		2,163,654		2,250,495	195,017
Capital stock		944,881		1,343,997		1,090,221		1,781,114		1,781,114	154,343
Additional paid-in capital		37,201		143,232		114,270		444		1,492	129
Accumulated deficit		(275,945)		(972,121)		(1,417,830)		(1,147,079)		(1,520,237)	(131,736)
Shareholders’ equity (deficit)		706,137		515,108		(213,339)		634,479		262,369	22,736
U.S. GAAP
Shareholders’ equity (deficit)		420,975		276,128		(449,589)		(2,928)		(386,761)	(33,515)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of June 30, 2004

	(Unaudited)(2)(3)
Balance Sheet Data:
Mexican GAAP
Cash and cash equivalents	Ps.	39,412	$3,415
Restricted cash		—	—
Working capital(6)		(8,174)	(708)
Frequency rights, net		94,461	8,186
Telephone network systems and equipment, net		1,490,682	129,175
Preoperating expenses, net		160,666	13,923
Intangible assets, net		351,802	30,485
Rent deposits and other assets		25,870	2,242
Total assets		2,396,645	207,682
Total liabilities		2,299,090	199,228
Capital stock		1,781,125	154,344
Additional paid-in capital		1,492	129
Accumulated deficit		(1,685,062)	(146,019)
Shareholders’ equity (deficit)		97,555	8,454
U.S. GAAP
Shareholders’ equity (deficit)		(485,121)	(42,038)

NOTES TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

(1)	We commenced commercial operations on May 1, 1999. In accordance with Mexican GAAP, our financial statements for that year reflect only eight months of operations.

(2)	Pursuant to Mexican GAAP, financial data for all periods in the financial statements have, unless otherwise indicated, been restated in constant pesos as of June 30, 2004. Restatement into June 30, 2004 pesos is made by multiplying the relevant nominal peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and June 30, 2004. The inflation index used in this offering circular for 1999 figures is 1.2705 for 2000 figures is 1.1661 for 2001 figures is 1.1169, for 2002 figures is 1.0566 and for 2003 figures is 1.0162.

(3)	Peso amounts were converted to U.S. dollars at the exchange rate of Ps. 11.54 per U.S.$1.00 reported by the Federal Reserve Bank of New York as its noon buying rate for pesos on June 30, 2004. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

(4)	Capital expenditures include frequency rights, telephone network systems and equipment, intangible assets and other assets. Investing activities in the consolidated statements of changes in financial position are net of dispositions.

(5)	Our earnings have been insufficient to cover fixed charges since we started incurring debt in 1998. Fixed charges include interest expense, capitalized interest and the portion of operating lease rental expense that represents the interest factor. The fixed charge coverage deficiency for the years ended December 31, 1999, 2000, 2001, 2002, 2003 and June 30, 2004 amounted to Ps. 295.2 million, Ps. 792.1 million, Ps. 734.9 million, Ps. 766.9 million, Ps. 360.1 million and Ps. 100.0 million, respectively. Under U.S. GAAP, the fixed charge coverage deficiency for the years ended December 31, 1999, 2000, 2001, 2002, 2003 and June 30, 2004 amounted to Ps. 358,652, Ps. 745,851, Ps. 725.9 million, Ps. 360.3 million, Ps. 371.8 million and Ps. 33.5 million, respectively.

(6)	Working capital is defined as current assets (excluding cash and cash equivalents and restricted cash) less current liabilities (excluding current maturities of long-term debt, which includes interest payable).

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

      The following unaudited pro forma consolidated financial information is based on our historical consolidated financial statements, as adjusted to give effect to the transactions described below (collectively, the Transactions):

•	the consummation of the exchange offer and consent solicitation on the assumption that all of the Old Notes, except for the Old Notes held by Bank of America/ Nexus, are exchanged; and

•	the consummation of the exchange of all the Old Notes held by Bank of America/ Nexus for Exchange Stock.

      The unaudited pro forma balance sheet data as of June 30, 2004 gives effect to the Transactions as if they had occurred on such date. The unaudited pro forma statement of operations data for the year ended December 31, 2003 gives effect to the Transactions as if they had occurred at January 1, 2003, and the unaudited pro forma statement of operations data for the six months ended June 30, 2004 gives effect to the Transactions as if they had occurred on January 1, 2004.

      All pro forma adjustments are described more fully in the accompanying notes. In our opinion, all adjustments have been made that are necessary to present fairly the unaudited pro forma data. Final amounts could differ from those set forth below.

      The unaudited pro forma consolidated financial information is presented for informational purposes only and does not purport to represent what our results of operations, balance sheet data or financial information would have been if the Transactions had occurred as of the dates indicated, nor are they indicative of results for any future periods. You should read the unaudited pro forma consolidated financial information together with the accompanying notes in conjunction with our consolidated financial statements and the accompanying notes and our unaudited condensed consolidated financial statements and the accompanying notes, included elsewhere in this offering circular and other financial information contained in “Capitalization” and “Operating and Financial Review and Prospects.”

      Our consolidated financial statements have been prepared in accordance with Mexican GAAP, which differ from U.S. GAAP in certain significant respects. See note 21 to the consolidated financial statements and note 14 to our unaudited condensed consolidated financial statements included elsewhere in this offering circular for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to Maxcom. All historical and pro forma information presented in the unaudited pro forma consolidated financial information has also been presented in accordance with Mexican GAAP.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of June 30, 2004

	Actual			Adjustments			Pro Forma

	Pesos		Dollars(1)	Pesos		Dollars(1)	Pesos		Dollars(1)

	(Thousands of constant June 30, 2004 pesos

	and thousands of U.S. dollars, except per share data)
ASSETS
Cash and cash equivalents(3i)	Ps.	39,412	$3,415	Ps.	(9,345)	$(810)	Ps.	30,067	$2,605
Accounts receivable, net		154,443	13,383		—	—		154,443	13,383
Inventory, net		16,692	1,446		—	—		16,692	1,446
Prepaid expenses, net		62,617	5,426		—	—		62,617	5,426
Frequency rights, net		94,461	8,185		—	—		94,461	8,185
Telephone network systems and equipment, net		1,490,682	129,176		—	—		1,490,682	129,176
Preoperating expenses, net		160,666	13,923		—	—		160,666	13,923
Intangibles, net(3i)		351,802	30,485		(69,072)	(5,985)		282,730	24,500
Rent deposits and other assets		25,870	2,242		—	—		25,870	2,242

Total assets	Ps.	2,396,645	$207,681	Ps.	(78,417)	$(6,795)	Ps.	2,318,228	$200,886

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest payable	Ps.	4,781	$414	Ps.	—	$—	Ps.	4,781	$414
Other current liabilities		241,926	20,964		—	—		241,926	20,964
Old Notes(4)(5)		2,043,238	177,057		(1,912,853)	(165,759)		130,385	11,298
New Notes(5)		—	—		470,427	40,765		470,427	40,765
Notes payable		9,145	792		—	—		9,145	792
Capital stock and additional paid in capital(4)		1,782,617	154,473		1,442,426	124,994		3,225,043	279,467
Accumulated deficit		(1,685,062)	(146,019)		(78,417)	(6,795)		(1,763,479)	(152,814)
Total shareholders’ equity		97,555	8,454		1,364,009	118,199		1,461,564	126,653

Total liabilities and shareholders’ equity	Ps.	2,396,645	$207,681	Ps.	(78,417)	$(6,795)	Ps.	2,318,228	$200,886

Ratio of earnings to fixed charges(9)		—	—		—	—		—	—
U.S. GAAP RECONCILIATION:
Total shareholders’ equity under Mexican GAAP	Ps.	97,555	$8,454	Ps.	1,364,009	$118,199	Ps.	1,461,564	$126,653
Preoperating expenses		(339,425)	(29,413)		—	—		(339,425)	(29,413)
Amortization of preoperating expenses		175,542	15,212		—	—		175,542	15,212
Capitalization of interest		63,359	5,490		—	—		63,359	5,490
Depreciation of capitalized interest		(14,305)	(1,240)		—	—		(14,305)	(1,240)
Installation revenues		(42,531)	(3,686)		—	—		(42,531)	(3,686)
Installation costs		(170,840)	(14,804)		—	—		(170,840)	(14,804)
Debt restructuring(11i)		(309,748)	(26,841)		144,243	12,499		(165,505)	(14,342)
Capitalized internal compensation cost		(2,289)	(198)		—	—		(2,289)	(198)
Impairment loss recognized in 2004		57,561	4,988		—	—		57,561	4,988

Total shareholders’ (deficit) equity under US GAAP	Ps.	(485,121)	$(42,038)	Ps.	1,508,252	$130,698	Ps.	1,023,131	$88,660

Ratio of earnings to fixed charges (12)		—	—		—	—		—	—

See Notes to Unaudited Pro Forma Consolidated Financial Information

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

	Actual			Adjustments			Pro Forma

	Pesos		Dollars(1)	Pesos		Dollars(1)	Pesos		Dollars(1)

	(Thousands of constant June 30, 2004 pesos
	and thousands of U.S. dollars, except per share data)
Statements of Operations Data:
Net revenues	Ps.	778,088	$67,425	Ps.	—	$—	Ps.	778,088	$67,425
Operating costs and expenses (3ii)		1,012,953	87,777		(26,616)	(2,306)		986,337	85,471

Operating income (loss)		(234,865)	(20,352)		26,616	2,306		(208,249)	(18,046)
Integral cost (income) of financing:
Interest expense (income), net(6)		26,471	2,294		22,631	1,961		49,102	4,255
Exchange (gain) loss, net(7)		175,946	15,248		(115,495)	(10,008)		60,451	5,240
Gain on net monetary position (8)		(77,397)	(6,707)		47,332	4,102		(30,065)	(2,605)

Total integral cost of financing		125,020	10,835		(45,533)	(3,946)		79,487	6,889
Other (income) expenses, net		150	13		—	—		150	13
Asset tax		12,506	1,084		—	—		12,506	1,084
Income tax		617	53		—	—		617	53

Net loss		(373,158)	(32,337)		72,149	6,252		(301,009)	(26,085)

Net loss per share, basic	Ps.	(2.12)	$(0.18)				Ps.	(1.09)	$(0.09)
Weighted-average shares outstanding		175,927,429	175,927,429					277,233,680	277,233,680

U.S. GAAP RECONCILIATION:
Net loss under Mexican GAAP	Ps.	(373,158)	$(32,337)	Ps.	72,149	$6,252	Ps.	(301,009)	$(26,085)
Amortization of preoperating expenses		34,892	3,024		—	—		34,892	3,024
Capitalization of interest		(467)	(40)		167	14		(300)	(26)
Amortization of capitalized interest		936	81		—	—		936	81
Amortization of frequency rights		11,118	963		—	—		11,118	963
Installation revenues		(31,278)	(2,710)		—	—		(31,278)	(2,710)
Installation costs		(48,442)	(4,198)		—	—		(48,442)	(4,198)
Debt restructuring(11ii)		21,396	1,854		(3,382)	(293)		18,014	1,561
Capitalized internal compensation cost		124	11		—	—		124	11

Net loss under US GAAP		(384,879)	(33,352)		68,934	5,973		(315,945)	(27,379)

Net loss per share, basic and diluted	Ps.	(2.19)	$(0.19)				Ps.	(1.14)	$(0.10)

See Notes to Unaudited Pro Forma Consolidated Financial Information

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2004

	Actual			Adjustments			Pro Forma

	Pesos		Dollars(1)	Pesos		Dollars(1)	Pesos		Dollars(1)

	(Thousands of constant June 30, 2004 pesos
	and thousands of U.S. dollars, except per share data)
Statements of Operations Data:
Net revenues	Ps.	391,515	$33,926	Ps.	—	$—	Ps.	391,515	$33,926
Operating costs and expenses(3ii)		476,375	41,281		(13,309)	(1,153)		463,066	40,128

Operating income (loss)		(84,860)	(7,355)		13,309	1,153		(71,551)	(6,202)
Integral cost (income) of financing:
Interest expense (income), net(6)		12,442	1,078		18,512	1,604		30,954	2,682
Exchange (gain) loss, net (7)		29,486	2,554		(21,902)	(1,898)		7,584	656
Gain on net monetary position(8)		(26,831)	(2,325)		16,443	1,425		(10,388)	(900)

Total integral cost of financing		15,097	1,307		13,054	1,131		28,151	2,438
Other (income) expenses, net		(26)	(2)		—	—		(26)	(2)
Asset tax		6,325	548		—	—		6,325	548
Income tax		1,008	87		—	—		1,008	87
Impairment loss		57,561	4,988		—	—		57,561	4,988

Net loss		(164,825)	(14,283)		255	22		(107,009)	(9,273)

Net loss per share, basic	Ps.	(0.94)	$(0.08)				Ps.	(0.39)	$(0.03)
Weighted-average shares outstanding		176,047,012	176,047,012					277,233,680	277,233,680

U.S. GAAP RECONCILIATION:
Net loss under Mexican GAAP	Ps.	(164,825)	$(14,283)	Ps.	255	$22	Ps.	(164,570)	$(14,261)
Amortization of preoperating expenses		17,191	1,490		—	—		17,191	1,490
Capitalization of interest		(723)	(63)		18	2		(705)	(61)
Amortization of capitalized interest		1,317	114		—	—		1,317	114
Installation revenues		305	26		—	—		305	26
Installation costs		(24,153)	(2,093)		—	—		(24,153)	(2,093)
Debt restructuring(11ii)		14,894	1,291		2,761	239		17,655	1,530
Capitalized internal compensation costs		62	5		—	—		62	5
Impairment loss		57,561	4,988		—	—		57,561	4,988

Net loss under US GAAP		(98,371)	(8,525)		3,034	263		(95,337)	(8,262)

Net loss per share, basic and diluted	Ps.	(0.56)	$(0.05)				Ps.	(0.34)	$(0.03)

See Notes to Unaudited Pro Forma Consolidated Financial Information

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

GENERAL

(1)	Peso amounts were converted to U.S. dollar solely for the convenience of the reader at the rate of Ps.11.54 per U.S.$1.00 as reported by the Federal Reserve Bank of New York as its noon buying rate for pesos on June 30, 2004. Such conversions should not be construed as representation that the peso amounts actually represents such U.S. dollar amount or could be converted into U.S. dollar at the rate indicated, or at all.

(2)	Under Mexican tax law, the Company expects that the exchange offer will not have any tax consequences to the Company due to the structure of the transaction, In addition, pro forma adjustments have not been tax effected due to the existence of net operating loss carry-forwards.

MEXICAN GAAP

(3)(i)	Under Mexican GAAP, in an exchange of debt which qualifies as a termination, outstanding debt issuance costs on the Old Notes should be expensed, and new debt issuance costs should be capitalized and amortized over the term of the New Notes. An exchange of debt for equity is also a debt extinguishment with outstanding debt issuance costs on the Old Notes expensed. This balance sheet adjustment reflects Ps.78.4 million for the cancellation of the outstanding debt issuance costs on the Old Notes and the capitalization of the debt issuance costs on the New Notes of Ps.9.3 million, which represents professional service fees in connection with the exchange offer. The cancellation of the debt issuance costs of Ps.78.4 million represents a one-time charge and is not reflected in the pro forma statement of operations.

(3)(ii)	Represents the reversal of the amortization of the debt issuance costs on the Old Notes of Ps.28.5 million and Ps.14.2 million reflected in the historical financials statements for the twelve month period ended December 31, 2003 and six month period ended June 30, 2004, respectively. In addition, reflects the amortization of the new debt issuance costs of Ps.1.9 million and Ps.0.9 million for the twelve month period ended December 31, 2003 and six month period ended June 30, 2004, respectively.

(4)	Represents the exchange of all of the Old Notes held by Bank of America/ Nexus into Exchange Stock.

(5)	Represents the exchange of the Old Notes for the New Notes.

(6)	Represents interest expense on the New Notes of Ps.22.6 million and Ps.18.5 million. The amounts presented herein are net of the pro forma interest which would be subject to capitalization as part of construction in progress which amounted to Ps.0.3 million and Ps.0.2 million for the year ended December 31, 2003 and six month period ended June 30, 2004, respectively.

(7)	Reflects the reversal of Ps.116.7 million for the year ended December 31, 2003 and of Ps.22.2 million for the six month period ended June 30, 2004 of foreign exchange losses which would not have been recognized had the Old Notes held by Bank of America/ Nexus been exchanged for Exchange Stock at the beginning of 2003. Additionally, includes the recognition of the foreign exchange losses which would have been recognized on the interest expense for the New Notes of Ps.1.2 million for the year ended December 31, 2003 and of Ps.0.3 for the six month period ended June 30, 2004, on the assumption that all of the Old Notes, except for the Old Notes held by Bank of America/ Nexus, are exchanged for New Notes.

(8)	Reflects the net monetary effect of Ps.47.3 for the year ended December 31, 2003 and of Ps.16.4 million for the six month period ended June 30, 2004 which would not have been recognized had the Old Notes held by Bank of America/ Nexus been exchanged for Exchange Stock at the beginning of 2003, and the additional monetary effect which would have been recognized on the interest expense for the New Notes.

(9)	Our earnings have been insufficient to cover fixed charges since we started incurring debt in 1998. Fixed charges include interest expense, capitalized interest and the portion of operating lease rental expense that represents the interest factor. Under Mexican GAAP, our pro forma fixed charge coverage deficiency would be Ps.288.2 million (U.S.$25.0 million) for the year ended December 31, 2003, as compared to our historical year 2003 fixed charge coverage deficiency of Ps.360.1 million (U.S.$31.2 million); and, Ps.99.9 million (U.S.$8.7 million) for the six first months of 2004, as compared to our historical six first months of 2004 fixed charge coverage deficiency of Ps.100.0 million (U.S.$8.7 million).

(10)	All holders have the option to exchange their Old Notes for Exchange Stock. If all of the Old Notes had been converted to Exchange Stock the pro forma net loss under Mexican GAAP would have been Ps.254.6 million and Ps.86.4 million for the periods ended December 31, 2003 and June 30, 2004, respectively and shareholders equity would have been Ps.1,932.0 million at June 30, 2004. Additionally, our pro forma fixed charge coverage deficiency would be Ps.241.5 million (U.S.$20.9 million) for the year ended December 31, 2003); and, Ps.79.1 million (U.S.$6.9 million) for the six month period ended June 30, 2004.

U.S. GAAP

(11)	Under U.S. GAAP the exchange would be recorded as a troubled debt restructuring with different treatment for i) the exchange of Old Notes for Exchange Stock and ii) the exchange of Old Notes for New Notes.

i)	A debtor that issues or otherwise grants an equity interest to fully settle a payable recognizes a gain which is measured by the excess of the carrying amount of the payable settled over the fair value of the equity transferred to the creditor. This amount is not reflected in the U.S. GAAP pro forma income statement as it is considered a one-time gain. The pro forma U.S. GAAP equity reconciliation reflects an adjustment to reverse the historical difference in the carrying value of the Old Notes held by Bank of America/ Nexus which are exchanged for the Exchange Stock.

ii)	A modification of terms of a payable is accounted for prospectively from the time of restructuring, and the carrying amount of the payable at the time of the restructuring is not changed unless the carrying amount exceeds the total future cash payments specified by the new terms. Interest expense is computed in a way that a constant effective interest rate is applied to the carrying amount of the payable at the beginning of each period between restructuring and maturity. The application of the effective interest rate under U.S. GAAP provides the recognition of additional interest expense of Ps.10.2 million for the year ended December 31, 2003 and additional interest income of Ps.2.2 million for the six month period ended June 30, 2004. In addition, under U.S. GAAP, the proforma adjustment in the statement of operations reflects the reversal of the historical U.S. GAAP adjustments related to difference in the carrying value of the Old Notes held by Bank of America/ Nexus which are exchanged for the Exchange Stock. Had the Old Notes been exchanged for Exchange Stock as of January 1, foreign exchange losses of Ps.11.7 million and Ps.2.2 million would not have been recognized for the year ended December 31, 2003 and six month period ended June 30, 2004, respectively. In addition, monetary gains on Ps.4.7 million and Ps.1.6 million would not have been recognized for the year ended December 31, 2003 and six month period ended June 30, 2004, respectively.

(12)	Our earnings have been insufficient to cover fixed charges since we started incurring debt in 1998. Fixed charges include interest expense, capitalized interest and the portion of operating lease rental expense that represents the interest factor. Under U.S. GAAP our pro forma fixed charge coverage deficiency would be Ps.302.8 million (U.S.$26.2 million) for the year ended December 31, 2003, as compared to our historical year 2003 fixed charge coverage deficiency of Ps.371.8 million (U.S.$32.2 million); and, Ps.30.4 million (U.S.$2.6 million) for the six month period ended June 30, 2004, as compared to our historical six month period ended June 30, 2004 fixed charge coverage deficiency of Ps.33.5 million (U.S.$2.9 million).

(13)	All holders have the option to exchange their Old Notes for Exchange Stock. If all of the Old Notes had been converted to Exchange Stock the net loss under U.S. GAAP would have been Ps.248.6 million and Ps.72.5 million for the periods ended December 1, 2003 and June 30, 2004, respectively and shareholders equity would have been Ps.1,540.6 million at June 30, 2004. Additionally, our pro forma fixed charge coverage deficiency would be Ps.235.5 million (U.S.$20.4 million) for the year ended December 31, 2003); and, Ps.7.6 million (U.S.$0.7 million) for the six month period ended June 30, 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      All peso amounts discussed in this offering circular are presented in constant June 30, 2004 pesos in accordance with Mexican GAAP, except as otherwise indicated. You should read the following discussion and analysis in conjunction with the consolidated financial statements included elsewhere in this offering circular. Unless otherwise indicated, all financial information in this offering circular is presented in constant pesos as of June 30, 2004. The U.S. dollar translations provided in this offering circular are solely for the convenience of the reader and are, unless otherwise indicated, calculated utilizing the noon buying rate at June 30, 2004, which was Ps. 11.54 per U.S.$1.00 as reported by the Federal Reserve Bank of New York. Sums may not add due to rounding.

      The following discussion and analysis is intended to facilitate an understanding and assessment of significant changes and trends in our historical consolidated results of operations and financial condition and factors affecting our financial resources. It should be read in conjunction with the audited consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 and with the unaudited consolidated financial statements as of June 30, 2004 and for the six months ended June 30, 2004 and related notes.

      These consolidated financial statements, which appear elsewhere in this offering circular, have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See note 21 to our consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us. Note 21 to our audited consolidated financial statements and note 14 to our unaudited condensed consolidated financial statements also provide a reconciliation to U.S. GAAP of our net losses for the years ended December 31, 2001, 2002 and 2003, and for the six months ended June 30, 2004, and of stockholders’ equity as of December 31, 2001, 2002, 2003 and June 30, 2004.

      Our financial statements have been prepared in accordance with Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” as amended, issued by the Mexican Institute of Public Accountants (“MIPA”), which provides guidance for the recognition of the effects of inflation and translation of foreign currency transactions.

      We restate our income statement to reflect the purchasing power of the peso as of the most recent reporting date (June 30, 2004), using a restatement factor derived from the change in the national consumer price index from the month in which the transaction occurred to the most recent year-end. Except where otherwise indicated, financial data for all periods in the consolidated financial statements and throughout this offering circular have been restated in constant pesos as of June 30, 2004. References in this offering circular to “real” amounts are to inflation-adjusted pesos and references to “nominal” amounts are to unadjusted historical pesos. In calendar years 2001, 2002 and 2003 and for the first six months of 2004, the rates of inflation in Mexico, as measured by changes in the Mexican national consumer price index, were 4.4%, 5.7%, 4.0% and 1.6%, respectively.

      Bulletin B-12, issued by the MIPA, specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant monetary units. Bulletin B-12 identifies the sources and applications of resources as the differences between beginning and ending financial statement balances in constant monetary units. The Bulletin also requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operations.

Recent Developments

      We failed to provide the SCT with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of our concessions. We are currently negotiating with the SCT new terms to secure the performance of our concessions. However, we cannot assure you what the outcome of such negotiations will be.

Overview of Maxcom

      We are a growing facilities-based telecommunications company operating in the competitive local exchange carrier market in Mexico. We are focused on developing our network and support infrastructure required to provide local as well as long distance and other value-added services to targeted small and medium-sized business and residential customers within our concession areas. We position ourselves as a single-source provider of telecommunications services to our customers.

      We commenced commercial operations on May 1, 1999 and currently provide last-mile connectivity to small and medium-sized business and residential customers in Mexico City and the cities of Puebla and Queretaro. In addition to our existing local and long distance services, we offer value-added services such as digital high-speed data connectivity, dial-up Internet access and other broadband services.

      We were incorporated in February 1996 to take advantage of business opportunities arising out of the liberalization of Mexico’s telecommunications industry. In February 1997, we were awarded Mexico’s first competitive wireline local and long distance telephony concession, covering the Federal District of Mexico and over 100 cities and towns in the Gulf region for local service and the whole nation for long distance service. This concession has a term of 30 years. Our concession was expanded in September 1999 to cover most of the greater Mexico City area, and a wider area within the Gulf region. In September 2001, our wireline local telephony concession was expanded to cover all of Mexico.

      We were also awarded seven nationwide point-to-point and three regional point-to-multipoint microwave concessions in October 1997, each for 20 years.

Devaluation and Inflation

      On December 20, 1994, the Mexican government responded to exchange rate pressures by increasing the upper limit of the then existing free market peso/ U.S. dollar exchange rate band by 15% and, two days later, by eliminating the band to allow the peso to fluctuate freely against the U.S. dollar. This resulted in a major devaluation of the peso relative to the U.S. dollar. Where the noon buying rate had been Ps. 3.45 per U.S.$1.00 on December 19, 1994, by December 31, 1994 the noon buying rate had fallen to Ps. 5.00 per U.S.$1.00, representing a 44.9% devaluation. The peso continued to decline against the U.S. dollar during 1995, closing at a noon buying rate of Ps. 7.74 per U.S.$1.00 on December 31, 1995, which represented a 54.8% devaluation relative to the U.S. dollar for the year.

      The Mexican economy began to recover in 1996 and 1997, as exchange rates stabilized, inflation decreased and real gross domestic product grew by 5.3% and 6.8%, respectively. However, the financial crises in Asia and Russia, together with the weakness in the price of oil in 1998, which is a significant source of revenue for the Mexican government, contributed to renewed weakness in the peso, which devalued 22.7% relative to the U.S. dollar. From 1999 to 2000, the peso-to-dollar exchange rate remained relatively stable. In 2001, the peso-to-dollar exchange rate showed a slight recovery of 4.8% from Ps. 9.62 on December 31, 2000 to Ps. 9.16 on December 31, 2001. However, in 2002 and 2003, the peso devalued 13.9% and 7.8% relative to the U.S. dollar. In the first six months of 2004, the peso devalued 2.7% relative to the U.S. dollar.

      Peso devaluations contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994, increased to 52.0% and 27.7% in 1995 and 1996, respectively. After a reduction to 15.7% in 1997, inflation was 18.6% in 1998. In 1999, 2000, 2001 and 2002, the inflation rate decreased to 12.3%, 9.0%, 4.4% and 5.7%, respectively. In 2003, the inflation rate was 4.0%. In the first six months of 2004, the inflation rate was 1.6%.

      The general economic conditions in Mexico resulting from a devaluation of the peso and the resulting inflation may have a negative impact on our results of operations, primarily as a result of:

•	the increase in the peso-carrying costs of our U.S. dollar-denominated debt and capital expenditure requirements;

•	the ensuing decrease in the purchasing power of Mexican consumers, which results in a decrease in the demand for telephony services; and

•	our inability, due to competitive pressures, to increase our prices in line with inflation.

Capitalization of Pre-Operating Expenses

      We commenced commercial operations on May 1, 1999. As permitted under Mexican GAAP, during our pre-operating stage, we capitalized all of our general and administrative expenses and our net integral cost of financing. Beginning on May 1, 1999, we were required to begin to amortize all previously capitalized pre-operating costs. These capitalized pre-operating expenses, net, which amounted to Ps. 247.8 million at December 31, 2001, Ps. 216.0 million at December 31, 2002, Ps. 182.5 million at December 31, 2003 and Ps. 160.7 at June 30, 2004, are amortized on a straight-line basis for a period not exceeding ten years.

Net Revenues

      Our net revenues primarily include monthly fees, usage fees, installation charges, interconnection fees and the sale of telephone sets. See note 4.m. to the consolidated financial statements included in this offering circular for an explanation of how we recognize revenue.

Voice, Data and Wholesale Revenues

      In July 2002, we began reporting revenues from data services separately from voice and data revenue began to grow in significance. Prior to that date, revenues from data services were included with voice revenues.

      Voice services are our core business. Revenues from voice services include:

•	installation charges of voice lines;

•	monthly fees for the rental of voice lines, which include, depending on the product, a certain number of free local calls;

•	usage charges of voice lines, which can be local calls above those already included in the monthly fees, long distance minutes, as well as minutes to mobile numbers under the Calling Party Pays modality;

•	charges relating to value-added services such as voice mail, call waiting, call forwarding, three-way calling and caller identification;

•	interconnection fees; and

•	the sale of telephone sets.

      We began to offer data services on a full-time basis in July 2002. Revenues from data services include: Internet dial-up access, ADSL, dedicated Internet access, digital private lines and lease of backbone capacity. We charge for these services on a bandwidth basis.

      Wholesale service revenues are related basically to the sale of bulk minutes where the cost per minute depends on the volume of traffic. Customers include high-usage customers, Internet service providers and carriers with whom we do not have “bill & keep” agreements (such as long distance and mobile carriers). We also include in this group other miscellaneous revenues.

Average Revenue Per Line

      We calculate average revenue per line (“ARPU”) by dividing the total voice revenues for a given period of times by the average number of voice lines in service during such period. ARPU is a widely utilized standard measure in the telecommunications industry and is used to evaluate the performance of the voice business. Revenues from data and wholesale services are reported separately and are not the factor in calculating ARPU.

      We calculate voice lines ARPU for our residential and business lines. Overall ARPU is affected by our business/ residential line mix as business lines tend to generate higher ARPU than residential lines.

Operating Cost and Expenses

      Our operating costs and expenses include:

•	network operating costs which, include network technical expenses, installation expenses, when applicable and disconnection expenses;

•	selling, general and administrative expenses, which primarily included salaries, wages and benefits; consulting fees, which primarily related to temporary management and consulting services, executive recruiting consultants and general legal and accounting fees; leasing costs which primarily related to our headquarters, warehouses, and other facilities; marketing expenses which primarily related to the implementation of our branding campaign, general advertising and promotions; and provisioning for bad debt; and

•	depreciation and amortization mainly related to pre-operating expenses, frequency rights, telephone network systems and equipment and intangibles.

Integral Cost of Financing

      Under Mexican GAAP and in accordance with Bulletin B-10, we are required to quantify all financial effects of operating and financing the business under inflationary conditions. For presentation purposes, “integral cost of financing” refers to the combined financial effects of:

•	net interest expense and interest income;

•	net foreign exchange gains or losses; and

•	net gains or losses on monetary position.

      Net foreign exchange gains or losses reflect the impact of changes in foreign exchange rates on assets and liabilities denominated in currencies other than pesos. A foreign exchange loss arises if a liability is denominated in a foreign currency which appreciates relative to the peso between the time the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of pesos which must be exchanged to repay the specified amount of the foreign currency liability.

      The gain or loss on monetary position refers to the gains and losses realized from holding net monetary assets or liabilities and reflects the impact of inflation on monetary assets and liabilities. For example, a gain on monetary position results from holding net monetary liabilities in pesos during periods of inflation, as the purchasing power of the peso declines over time.

Results of Operations

      The following table sets forth, for the periods indicated, selected statement of operations data calculated in accordance with Mexican GAAP and expressed as a percentage of net revenue:

				Six Months
	Year Ended			Ended
	December 31,			June 30,

	2001	2002	2003	2003	2004

				(Unaudited)
Net revenues	100%	100%	100%	100%	100%
Operating cost and expenses:
Network operating costs	48%	39%	36%	37%	36%
Selling, general and administrative expenses	137%	80%	50%	57%	43%
Depreciation and amortization	85%	59%	44%	52%	43%

Total operating cost and expenses	270%	178%	130%	146%	122%
Operating loss	170%	78%	30%	46%	22%
Integral cost of financing	18%	58%	16%	5%	4%
Nonrecurring charges	20%	0%	0%	0%	0%
Other expense, net	0%	0%	0%	0%	0%
Taxes	0%	1%	2%	1%	2%
Impairment loss	0%	0%	0%	0%	15%

Net loss	208%	137%	48%	52%	42%

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003 (Unaudited)

Net Revenues

      Our net revenues increased 7.0% in the first six months of 2004 as compared to the first six months of 2003, from Ps. 365.7 million in 2003 to Ps. 391.4 million in 2004.

      Voice revenues increased by 2.8%, from Ps. 320.4 million in the first six months of 2003 to Ps. 329.4 million in the first six months of 2004. This increase was primarily due to a 9.4% increase of the number of average voice lines in service from 134,569 at June 30, 2003 to 147,238 at June 30, 2004, as we continued the buildout of our network infrastructure and had more voice lines available. The increase in the number of average voice lines was partially offset by a 2.9% decrease in our average revenue per line (also known as ARPU).

      Wholesale revenues increased by 19.6%, from Ps. 35.8 million in the first six months of 2003 to Ps. 42.8 million in the first six months of 2004. This increase was primarily due to a 46.3% increase in traffic from 253.0 thousand minutes in the first six months of 2003 to 370.3 thousand minutes in the first six months of 2004, partially offset by a 18.3% decrease in the average revenue per minute.

      The following table presents a breakdown of our revenues by source for the first six months of 2003 and 2004:

	Six Months Ended
	June 30,

	2003	2004

	(Unaudited)
	(In millions)
Voice	Ps.320.4	Ps.329.4
Data	9.5	19.2
Wholesale	35.8	42.8

Total revenues	Ps.365.7	Ps.391.4

      The following table presents a breakdown of our ARPU for the first six months of 2003 and 2004.

	ARPU
	Six Months Ended
	June 30,

	2003	2004	%

	(Unaudited)
	(In U.S. dollars)
Business
Monthly charges	$23.5	$19.3	(18)%
Usage	47.7	47.9	0%
Subtotal	71.2	67.2	(6)%
Non-recurring	3.1	2.8	(10)%

Total business	$74.3	$70.0	(6)%

Residential
Monthly charges	$16.0	$15.6	(3)%
Usage	11.4	11.7	3%
Subtotal	27.4	27.3	0%
Non-recurring	1.9	1.3	(32)%

Total residential	$29.3	$28.6	(2)%

	ARPU
	Six Months Ended
	June 30,

	2003	2004	%

	(Unaudited)
	(In U.S. dollars)
Company
Monthly charges	$17.4	$16.3	(6)%
Usage	18.1	18.6	3%
Subtotal	35.5	34.9	(2)%
Non-recurring	2.1	1.6	(24)%

Total company	$37.6	$36.5	(3)%

      Business ARPU decreased 6% to U.S.$70.0 in the first six months of 2004 from U.S.$74.3 in the first six months of 2003, as a result of (i) a 10% decrease in installation charges as we waived installation fees in many cases during 2004 due to competitive pressures; and (ii) an 18% decrease in monthly fees related to a change in the product mix, given that each product generates different rates.

      Residential ARPU decreased 2% to U.S.$28.6 in the first six months of 2004 from U.S.$29.3 in the first six months of 2003. This decrease was mainly due to a 32% decrease in installation fees due to waivers of such fees granted as a result of competitive pressures.

      The following table presents a breakdown of our lines by type of customer at June 30, 2003 and 2004 and the percentage variation:

	At June 30,

	2003	2004	%

	(Unaudited)
Voice lines:
Business lines	23,218	26,506	14%
Residential lines	105,421	110,792	5%
Wholesale lines	6,020	9,940	65%

Total lines	134,659	147,238	9%

Operating Costs and Expenses

      Our operating costs and expenses were Ps.476.4 million in the first six months of 2004, a 10.6% decrease as compared to Ps.533.0 million in the first six months of 2003. This variation was primarily due to:

•	a Ps.3.1 million, or 3.1%, increase in network operating services resulting mainly from (i) a Ps.6.2 million increase in interconnection costs associated with an important increase in local-to-mobile traffic, (ii) a Ps.5.7 million decrease in long distance interconnection costs as a result of higher traffic more than offset by an improved routing of traffic to carriers with lower rates and (iii) a Ps.3.2 million increase in costs related to the lease of circuits from other carriers, resulting from the growth of our network;

•	a Ps.10.2 million, or 37.1%, increase in technical expenses resulting mainly from (i) a 60.5%, or Ps.5.9 million, increase in maintenance as a result of our larger telephone network, (ii) a Ps.1.6 million, or 13.4% increase in leases of sites and expenses related to the operation of our telephone network and (iii) a Ps.2.1 million increase associated with higher energy costs and equipment leases also associated with our larger telephone network.

•	a Ps.20.9 million, or 11.1%, decrease in depreciation and amortization basically related to (i) a Ps.2.7 million decrease in depreciation associated with the recognition in 2004 of a Ps.57.6 million impairment on our assets base calculated under Statement C-15 “Impairment of the Value of Long Lived Assets and their Disposal,” issued by the Accounting Principles Board of the Mexican Institute of Public Accountants, (ii) a Ps.31.1 million decrease in depreciation from assets that were fully depreciated as of December 31, 2003, and (iii) a Ps.12.9 million increase in depreciation from new assets.

•	a Ps. 6.9 million, or 62.5%, decrease in installation expenses due to waivers of installation charges granted as a result of competitive pressures (we capitalize and subsequently amortize installation costs when we do not bill the charge on installation fees, and during 2003 and 2004 we waived installation fees in many instances due to competitive pressures).

      These increases were offset in part by a Ps. 42.0 million, or 20.1%, decrease in selling, general and administrative expenses primarily due to the continued implementation of cost-reduction measures such as (i) a Ps. 18.8 million decrease in severance expenses as a result of our restructuring in the first quarter of 2003, (ii) a Ps. 12.7 million, or 47.7%, reduction in bad debt provisioning resulting mainly from the provision in the firs six months of 2003 of a fraud detected from a business customer, see “Business — Legal Proceedings,” (iii) a Ps. 11.4 million, or 12.9%, reduction in salaries, wages and benefits as a result of the above-mentioned restructuring, (iv) a Ps. 2.3 million decrease in fees paid to external advisors and (v) a Ps. 2.3 million, or 17.5%, reduction in sales commissions.

      These savings were offset in part by (i) a Ps. 2.7 million, or 109.0%, increase in advertising expenses as we have implemented new advertising campaigns, (ii) a Ps. 1.1 million, or 8.8%, increase in maintenance expenses related to computing and office equipment and vehicles and (iii) a Ps. 1.7 million increase in general selling and administrative expenses.

     Integral Cost of Financing

      Our integral cost of financing was Ps. 15.1 million in the first six months of 2004, a 24.6% decrease as compared to Ps. 20.0 million in the first six months of 2003. The decrease in integral cost of financing was primarily due to:

(i) a Ps. 2.1 million, or 17.3%, decrease in interest expense as a result of interest expense from vendor financing incurred in 2003;

(ii) a Ps. 2.7 million, or 11.1%, increase of gain in monetary position; and

(iii) a Ps. 1.3 million, or 4.1%, reduction in exchange losses, as a consequence of the inflationary actualization effect on the exchange losses incurred in the first six months of 2003.

      The decrease in integral cost of financing was partially offset by a Ps. 1.1 million increase in bank commissions, net of interest on cash balances.

     Asset Tax

      We recorded Ps. 6.3 million in asset taxes in the first six months of 2004 as compared to Ps. 3.5 million in asset taxes in the first six months of 2003. This difference is primarily attributable to a significant increase in our asset base in 2000, when we increased the buildout of our network, as compared to 1999, which are the respective years considered for purposes of computation of the asset tax. Asset taxes are computed on the asset base existing four years before the current tax year.

     Impairment of long-lived assets

      The provision of Statement C-15 “Impairment of the Value of Long Lived Assets and their Disposal”, issued by the MIPA, went in to effect on January 1, 2004. That Statement established general criteria for the identification and, if applicable, recording of losses from impairment of decrease in value of long-lived tangible and intangible assets, including goodwill. Additionally, it defines concepts such as net sales prices and value in use for the valuation of long-lived assets. That study identified a Ps. 57,561 (U.S.$5.0 million) impairment loss, which was recorded as a special item in the income statement for the six month period ended June 30, 2004.

     Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Revenues

      Our net revenues increased 37.4% in 2003 as compared to 2002, from Ps. 566.4 million in 2002 to Ps. 778.1 million in 2003.

      Voice revenues increased by 27.2%, from Ps. 457.1 million in 2002 to Ps. 646.2 million in 2003. This increase was primarily due to 36.1% increase of the number of average voice lines in service from 96,521 in 2002 to 125,723 in 2003, as we continued the buildout of our network infrastructure and had more voice lines available. The increase in the number of average voice lines was partially offset by a 9.2% decrease in Company ARPU. The increase in voice lines produced a 33.4% increase in monthly fee revenues (from Ps. 223.7 million in 2002 to Ps. 299.3 million in 2003) and a 31.3% increase in overall usage fees (from Ps. 245.0 million in 2002 to Ps. 321.8 million in 2003).

      Wholesale revenues increased by 79.3%, from Ps. 48.2 million in 2002 to Ps. 86.4 million in 2003. This increase was primarily due to a 138.6% increase in traffic from 266.0 thousand minutes in 2002 to 634.6 thousand minutes in 2003, partially offset by a 8.6% decrease in the average cost per minute.

      The following table presents a breakdown of our revenues by source for 2002 and 2003:

	Year Ended
	December 31,

	2002	2003

	(In millions)
Voice(1)	Ps.507.9	Ps.646.2
Data	10.3	45.4
Wholesale	48.2	86.4

Total revenues	Ps.566.4	Ps.778.0

(1)	Data service revenues were minimal prior to July 2002 and were included with voice revenues.

      The following table presents a breakdown of our ARPU for 2002 and 2003.

	ARPU

	2002	2003	%

	(In U.S. dollars)
Business
Monthly charges	$22.4	$23.1	3%
Usage	49.5	48.9	(1)%
Subtotal	71.9	72.0	0%
Non-recurring	4.1	2.8	(32)%

Total business	$76.0	$74.8	(2)%

Residential
Monthly charges	$16.9	$15.9	(6)%
Usage	11.9	11.6	(2)%
Subtotal	28.8	27.5	(4)%
Non-recurring	2.8	1.2	(58)%

Total residential	$31.6	$28.7	(9)%

Company
Monthly charges	$18.1	$17.2	(5)%
Usage	19.8	18.5	(6)%
Subtotal	37.9	35.7	(6)%
Non-recurring	3.1	1.5	(52)%

Total company	$41.0	$37.2	(9)%

      Business ARPU decreased 1.6% to U.S.$74.8 in 2003 from U.S.$76.0 in 2002, as a result of (i) a 31.7% decrease in installation charges as we waived installation fees in many cases during 2003 due to competitive pressures and (ii) a 1.1% decrease in usage charges as a result of a slightly lower number of local, long distance and mobile outbound calls per line. This decrease was partially offset by a 2.7% increase in monthly fees related to a change in the product mix, given that each product generates different rates.

      Residential ARPU decreased 9.1% to U.S.$28.7 in 2003 from U.S.$31.6 in 2002. The decrease was mainly due to a 58.5% decrease in installation fees due to waivers of such fees granted as a result of competitive pressures.

      The following table presents a breakdown of our lines by type of customer at December 31, 2002 and 2003 and the percentage variation:

	At December 31,

	2002	2003	%

Voice lines:
Business lines	22,194	24,305	10%
Residential lines	98,557	106,389	8%
Wholesale lines	4,480	6,850	53%

Total lines	125,231	137,544	10%

     Operating Costs and Expenses

      Our operating costs and expenses were Ps. 1,012.9 million in 2003, a 0.4% increase as compared to Ps. 1,008.4 million in 2002. This increase was primarily due to:

•	a Ps. 47.4 million, or 32.7%, increase in network operating services resulting mainly from (i) a Ps. 43.7 million increase in interconnection costs associated with significant increases in local-to-mobile and long distance traffic and (ii) a Ps. 3.7 million increase in costs related to services such as AsistelMax and Internet access launched during 2002, that gave a full year effect in 2003 on a higher line count basis, when compared to its partial effect in 2002;

•	a Ps. 16.9 million, or 37.7%, increase in technical expenses coming basically from (i) a 84.3% increase, or Ps. 10.4 million, in maintenance as a result of our larger telephone network and (ii) a Ps. 6.5 million, or 20.2%, increase in leases of sites and expenses related to the operation of our telephone network;

•	a Ps. 6.1 million, or 1.8%, increase in depreciation and amortization related to a higher fixed asset base in 2003; and

•	a Ps. 4.6 million, or 15.2%, decrease in installation expenses due to waivers of installation charges granted as a result of competitive pressures (we record installation expense only when we bill the charge on installation fees, and during 2002 and 2003 we waived installation fees in many instances due to competitive pressures). Through December 31, 2002, when we waived installation costs to our customers, installation costs were capitalized and amortized on a straight-line basis over a period of 20 years. Beginning in 2003, when we waive installation costs, we capitalize and amortize them on a straight-line basis over a period equal to the remaining original term of the microwave concessions, which expire in October 2017.

      These increases were offset in part by a Ps. 61.3 million, or 13.5%, decrease in selling, general and administrative expenses primarily due to the continued implementation of cost-reduction measures such as (i) a Ps. 27.9 million pesos decrease in severance expenses as a result of the headcount reduction in late 2002, (ii) a Ps. 23.8 million, or 10.7%, reduction in salaries, wages and benefits as a result of the above-mentioned headcount reduction, (iii) a Ps. 17.9 million decrease in leases of offices buildings, as we reached an agreement with our landlord at our former headquarters, (iv) a Ps. 13.5 million, or 77.2%, reduction in advertising expenses, as we have been selective with our advertising campaigns and (v) a Ps. 7.2 million, or 22.8%, reduction in sales commissions, as a result of a 35.2% reduction in gross installed lines from 77,411 in 2002 to 50,185 in 2003.

      These savings were offset in part by (i) a Ps. 19.8 million, or 74.4% increase in bad debt provisioning coming mainly from our increasing residential customer base and the provision of a fraud detected from a business customer, see “Consolidated statements and other financial information, Legal proceedings,” (ii) a Ps. 8.1 million, or 28.8% in fees paid to external advisors and (iii) a Ps. 1.1 million increase in general selling and administrative expenses.

Integral Cost of Financing

      Our integral cost of financing was Ps. 125.0 million in 2003, a 61.7% decrease as compared to Ps. 326.7 million in 2002. The decrease in integral cost of financing was primarily due to:

(i) a Ps. 188.7 million, or 86.0%, decrease in interest expense as a result of the coupon reduction in 95.8% of our outstanding debt, from 13 3/4% to 0%; and

(ii) a Ps. 42.4 million, or 19.4%, reduction in exchange loses, as a consequence of the effect on our dollar-denominated debt of a lower devaluation of the peso as compared to the dollar during 2003, when compared to the devaluation of the peso during 2002.

      The decrease in integral costs of financing was partially offset by (i) a Ps. 29.0 million reduction of gain in net monetary position and (ii) a Ps. 8.4 million higher bank commissions, net of interest on cash balances.

Asset Tax

      We recorded Ps. 12.5 million in asset taxes in 2003 as compared to Ps. 7.2 million in asset taxes in 2002. The difference is primarily due to a significant increase in our asset base in 1999, when we increased the buildout of our network, as compared to 1998, which are the respective years considered for purposes of computation of the asset tax. Asset taxes are computed on the asset base existing four years before the current tax year.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Revenues

      Our net revenues increased 61.3% in 2002 as compared to 2001, from Ps. 351.1 million in 2001 to Ps. 566.4 million in 2002. This increase was primarily due to a more than doubling of the average number of lines in service from 45,701 in 2001 to 96,521 in 2002, as we continued the buildout of our network infrastructure. The increase in voice lines produced a 132.3% increase in monthly fee revenues (from Ps. 95.7 million in 2001 to Ps. 224.4 million in 2002) and a 132.0% increase in overall usage fees (from Ps. 105.7 million in 2001 to Ps. 245.1 million in 2002).

      Wholesale revenues decreased by 61.8%, from Ps. 125.9 million in 2001 to Ps. 48.2 million in 2002. This decrease was primarily due to (i) a reduction in per-minute tariffs as a result of competitive pressures and (ii) a 24.6% decrease in the number of average wholesale lines (from 6,745 lines in 2001 to 5,085 lines in 2002) as a result of our strategy of focusing our sales efforts in our core business rather than giving in to competitive pressures in this market.

      We started reporting revenues from data services in July 2002, when this business became more relevant. Prior to that date, revenues from data services were included under voice revenues. The following table presents a breakdown of our revenues by source for 2001 and 2002.

	Year Ended
	December 31,

	2001	2002

	(In millions)
Voice(1)	Ps. 225.2	Ps. 507.9
Data	0	10.3
Wholesale	125.9	48.2

Total revenues	Ps. 351.1	Ps. 566.4

(1)	Includes revenues only from July 2002. Data service revenues were minimal before such date and were recorded under voice service revenues.

      The following table presents a breakdown of our ARPU for 2001 and 2002.

	ARPU

	2001	2002	%

	(In U.S. dollars)
Business
Monthly charges	$24.2	$22.4	(8)%
Usage	41.7	49.5	19%
Subtotal	65.9	71.9	9%
Non-recurring	5.2	4.1	(23)%

Total business	$71.1	$76.0	7%

Residential
Monthly charges	$17.1	$16.9	(1)%
Usage	12.3	11.9	(4)%
Subtotal	29.4	28.8	(2)%
Non-recurring	5.6	2.8	(51)%

Total residential	$35.0	$31.6	(10)%

Company
Monthly charges	$19.4	$18.1	(7)%
Usage	21.4	19.8	(7)%
Subtotal	40.8	37.9	(7)%
Non-recurring	5.5	3.1	(45)%

Total company	$46.3	$41.0	(12)%

      Business ARPU increased 6.8% to U.S.$76.0 in 2002 from U.S.$71.1 in 2001, as a result of a 17.5% increase in usage charges as a consequence of a higher number of local, long distance and mobile outbound calls per line. This increase was partially offset by: (i) a 23.8% reduction in installation fees per lines, as we waived installation fees in many cases during 2002 due to competitive pressures, and (ii) an 8.6% decrease in monthly fees related to a change in product mix, given that each product has different rates.

      Residential ARPU decreased 9.9% to U.S.$31.6 in 2002 from U.S.$35.0 in 2001. The decrease was mainly due to a 51.1% decrease in installation fees due to waivers of such fees granted as a result of competitive pressures.

      The following table presents a breakdown of our lines by type of customer at December 31, 2001 and 2002 and the percentage variation:

	At December 31,

	2001	2002	%

Voice lines:
Business lines	16,754	22,194	32.5%
Residential lines	55,537	98,557	77.5%
Wholesale lines	5,690	4,480	(21.3)%

Total lines	77,981	125,231	60.6%

Operating Costs and Expenses

      Our operating cost and expenses were Ps. 1,008.4 million in 2002, a 6.4% increase as compared to Ps. 948.1 million in 2001. This increase was primarily due to:

      • a Ps. 51.9 million, or 30.9%, increase in network operating costs resulting mainly from (i) a Ps. 44.4 million increase in interconnection costs associated with significant increases in local-to-mobile and long distance traffic, even as interconnection tariffs for long distance decreased by an average of 23.3% and (ii) Ps. 7.1 million in costs related to new services launched during 2002 such as AsistelMax and Internet access. These increases were partially offset by a Ps. 10.9 million, or 26.5%, reduction in installation expenses (we record installation expense only when we bill the charge on installation fees, and during 2002 we waived installation fees in many instances due to competitive pressures). Through December 31, 2002, when we waived installation costs to our customers, installation costs were capitalized and amortized on a straight-line basis ever a period of 20 years; and

      • a Ps. 35.7 million, or 11.9%, increase in depreciation and amortization related to a higher fixed asset base in 2002.

      The increases were offset in part by a Ps. 27.1 million, or 5.7%, decrease in selling, general and administrative expenses primarily due to the implementation of cost-reduction measures such as (i) a Ps. 39.8 million, or 15.2%, reduction in salaries, wages and benefits through a reduction in headcount, (ii) a Ps. 11.3 million decrease in general expenses and (iii) a Ps. 2.3 million reduction in advertising expenses. We also experienced a Ps. 34.4 million reduction in external advisors expenses due to the fact that in 2001 we had significant executive recruiting fees and had to rely on external advisors while certain executive offices were vacant.

      These savings were offset in part by (i) a Ps. 27.9 million in costs related to severance payments related to the reduction in headcount, (ii) a Ps. 19.7 million increase in office and warehouse leasing costs, (iii) a Ps. 7.7 million increase in sales commissions and (iv) a Ps. 4.3 million increase in bad debt provisioning.

Integral Cost of Financing

      Our integral cost of financing was Ps. 326.7 million in 2002, a 427.0% increase as compared to Ps. 62.0 million in 2001. The increase in integral cost of financing was primarily due to:

      (i) a Ps. 319.7 million increase in foreign exchange loss as a consequence of the effect of the devaluation of the peso as compared to the dollar in 2002 on our dollar-denominated debt;

      (ii) a Ps. 135.5 million gain associated with the early extinguishment of U. S.$25.0 million of debt in 2001; and

      (iii) a Ps. 81.1 million decrease in interest income as a result of a lower average cash position and lower interest rates during 2002.

      The decrease in integral costs of financing was partially offset by a Ps. 14.0 million gain in net monetary position.

Asset Tax

      We recorded Ps. 7.2 million in asset taxes in 2002 as compared to Ps. 0.8 million in asset taxes in 2001. The difference is primarily due to a significant increase in our asset base in 1998, when we increased the buildout of our network, as compared to 1997, which are the respective years considered for purposes of computation of the asset tax. Asset taxes are computed on the asset base existing four years before the current tax year.

Principal Differences Between Mexican GAAP and U.S. GAAP

      The financial information included in this offering circular is prepared and presented in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See note 21 to the audited consolidated financial statements and note 14 to our unaudited condensed financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us; for a reconciliation of our net income and stockholders’ equity to U.S. GAAP as of December 31, 2002 and 2003 and for each of the three years then ended and the six month periods ended June 30, 2003 and 2004; and for a description of the principal differences in classification between the statements of changes in financial position under Mexican GAAP and the requirements under U.S. GAAP for statements of cash flows.

Recent United States Accounting Pronouncements

      In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003, the FASB redeliberated certain proposed modifications and revised FIN 46 (“FIN 46-R”). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. We do not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on its financial statements.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on the Derivative Instruments and Hedging Activities” (“SFAS 149”). This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, “Accounting for the Derivative Instruments and Hedging Activities.” SFAS 149 it generally effective for contracts entered into or modify after June 30, 2003 and for hedging relationships designed after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the consolidated financial statements.

      In February 2003, the FASB issued Emerging Issues Task Force 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting. If the deliverables in the arrangement meet certain criteria, arrangement consideration should be allocated among the separate units based on their relative fair values. Applicable revenue recognition criteria should be considered separately for each unit. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.

Recent Mexican Accounting Pronouncements

      In 2003, MIPA issued new Statement C-12, “Financial Instruments with Characteristics of Liabilities, Capital or Both”, which highlights the differences between liabilities and capital from the viewpoint of the issuer, as a basis for identifying, classifying and accounting for the liability and capital components of combined financial instruments at the date of issuance.

      The new Statement establishes the methodology for separating the liabilities and capital components from the proceeds of the issuance of combined financial instruments. That methodology is based on the residual nature of stockholders’ equity and avoids the use of fair values affecting stockholders’ equity in initial transactions. Additionally, it establishes that beginning on January 1, 2004, the initial costs incurred in connection with the issuance of combined instruments should be assigned to liabilities and stockholders’ equity in proportion to the amounts of the components recognized as liabilities and stockholders’ equity; that the profits and losses related to financial instrument components classified as liabilities should be recorded in comprehensive financing cost and that distributions to owners of financial instrument components classified as capital should be charged directly to a stockholders’ equity account other than the net income for the year.

      Although this Statement became effective on January 1, 2004, there is no requirement to restate information for prior periods or to recognize an initial effect of adopting in the income for the year it is adopted, in accordance with the transitory provisions of the Statement. The adoption of this Statement is not expected to have an impact on our financial statements.

      Beginning on January 1, 2003, we adopted the provision of the revised Statement C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (“Statement C-9”), which establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. The revised Statement C-9 states that: (i) all contingent assets that have a practically true realization must be accounted and disclosed in the financial statements; (ii) contingent assets that have a probable realization cannot be accounted for in the financial statements, but must be disclosed; and (iii) contingent assets that do not have a probable realization cannot be accounted for in the financial statements and are not required to be disclosed. Statement C-9 requires disclosure of committed amounts when it represents significant fixed asset additions. The impact of the adoption of this statement was not material.

      In addition, beginning on January 1, 2003, we adopted the provisions of revised Statement C-8, “Intangible Assets” (“Bulletin C-8”), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Revised Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Statement C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over its useful life. The impact of the adoption of this Statement was not material.

      On March 14, 2003, the MIPA, issued the Statement B-5 “Financial Information by Segments,” leaving without effect the provisions stated in Statement A-8 “Supplementary Application of International Standards” which allowed us to apply the International Accounting Standard No. 14 (IAS 14) “Financial Information by Segment.” This new pronouncement establishes, among other things: (i) the rules to identify and disclose operative segments for those companies that are subject to this pronouncement, (ii) it considers the need of a management focus to define the financial information by segments to be disclosed, (iii) qualitative and quantitative criteria to determine economic segments by geographical location, (iv) it settles the detailed information that has to be disclosed for operative segments, (v) criteria to disclose general information of products and services, geographical locations and groups of clients and (vi) the particular information to be disclosed in interim periods. The adoption of this statement did not have an impact on our financial statements.

      The provision of Statement C-15 “Impairment of the Value of Long Lived Assets and their Disposal”, issued by the MIPA, went in to effect on January 1, 2004. That Statement established general criteria for the identification and, if applicable, recording of losses from impairment of decrease in value of long-lived tangible and intangible assets, including goodwill. Additionally, it defines concepts such as net sales prices and value in use for the valuation of long-lived assets. That study identified a Ps. 57,561 (U.S.$5.0 million) impairment loss, which was recorded as a special item in the income statement for the six month period ended June 30, 2004.

Liquidity and Capital Resources

Financing Sources and Liquidity

      We financed our start-up costs through capital contributions, including U.S.$70.0 million raised from private equity investors from inception through May 1998, and vendor financing.

      On March 17, 2000, we sold 13 3/4% Series B Senior Notes due 2007 bearing an annual interest rate of 13 3/4% due April 1, 2007 in an aggregate principal amount of U.S.$300.0 million. Our debt service relating to the 13 3/4% Series B Senior Notes due 2007 for the first two years was paid with U.S.$77.9 million of the net proceeds of the offering of the 13 3/4% Series B Senior Notes due 2007 that was deposited in an interest escrow account.

      In September 2000, our principal shareholders invested an aggregate of U.S.$35.0 million of new capital. This capital contribution was used primarily to fund capital expenditures and working capital related to the buildout of our network infrastructure.

      During 2001, we financed our operations and capital expenditures with remaining funds from the issuance and sale of the 13 3/4% Series B Senior Notes due 2007 and with the remaining funds from the U.S.$35.0 million capital contribution completed in September 2000.

      On April 29, 2002, we consummated a debt restructuring and recapitalization of Maxcom. The purpose was to reduce our debt service burden, improve our liquidity and attract additional investment, in order to continue the buildout of our infrastructure and the growth of our business. The following actions were taken pursuant to the debt restructuring and recapitalization:

•	Holders tendered an aggregate of U.S.$259,410,000 in principal amount of 13 3/4% Series B Senior Notes due 2007 in exchange for an aggregate of (i) U.S.$165,078,150 in principal amount of Old Notes bearing 0% interest through March 1, 2006, and 10% annual interest in the last year, and (ii) 26,459,820 series N-2 convertible preferred stock, with an initial liquidation preference of U.S.$0.4927 per share and limited voting rights, represented by ordinary participation certificates or “CPOs,” which represented in the aggregate 15.2% of our then total capital stock;

•	Existing and new shareholders invested U.S.$66.2 million and received preferred stock (more fully described in “Principal Shareholders”), which represented in the aggregate 77.0% of our then total capital stock; and

•	Our capital structure was restructured as more fully described in “Principal Shareholders.”

      In April 2002, we cancelled U.S.$25,000,000 in principal amount of 13 3/4% Series B Senior Notes due 2007 we had purchased in the secondary market prior to the debt restructuring. In addition, on July 25, 2002, we completed an additional exchange of U.S.$4,000,000 in aggregate principal amount of 13 3/4% Series B Senior Notes due 2007 under the same terms and conditions of the exchange offer consummated on April 29, 2002. 95.8% of the total 13 3/4% Series B Senior Notes due 2007 were exchanged and or cancelled, and Old Notes of an aggregate principal amount of U.S.$167,623,590 remain outstanding. An aggregate principal amount of U.S.$11,590,000 of 13 3/4% Series B Senior Notes due 2007 currently remain outstanding.

      As a result of that debt restructuring (without giving effect to this exchange offer), we have saved and will save U.S.$38.1 million in interest expense on an annualized basis from April 29, 2002 through February 28, 2006. From March 1, 2006 until March 1, 2007, which is the maturity date of the Old Notes, we will save U.S.$20.5 million in interest expense.

      We estimate that funds from operating activities may not be sufficient to meet our new debt service and our working capital and capital expenditure needs through 2006 and that we may need additional financing to meet these requirements. We are currently looking for new sources of funds, including commercial bank lending, asset-backed financing, development banks financing and private equity. However, we cannot assure you that we will have sufficient resources and that, if needed, any financing will be available in the future or on terms acceptable to us, in which case we will be unable to service our debt and operate as a viable company. In addition, our ability to incur additional indebtedness is restricted by the terms of the Old and New Indentures.

      Our future operating performance and ability to service and repay the New Notes, the Old Notes and the outstanding 13 3/4% Series B Senior Notes due 2007 will be subject to future economic and competitive conditions and to financial, business and other factors, many of which are beyond our control.

Indebtedness

      Our consolidated debt at June 30, 2004 was Ps. 2,046,4 million (including Ps. 2.2 million of debt discount related to the issuance of detachable warrants), of which all was long-term debt. All of our consolidated debt outstanding at June 30, 2004 was denominated in U.S. dollars.

      The U.S.$300 million aggregate principal amount 13 3/4% Series B Senior Notes due 2007 accrued interest at an annual rate of 13 3/4%, representing an interest expense of U.S.$39.8 million per year. In May and June 2001, Maxcom purchased U.S.$25 million aggregate principal amount of 13 3/4% Series B Senior Notes due 2007 in the secondary market, which Maxcom cancelled in April 2002. Pursuant to the April 29, 2002 debt restructuring, 13 3/4% Series B Senior Notes due 2007 in an aggregate principal amount of U.S.$259,410,000 were exchanged for Old Notes in an aggregate principal amount of U.S.$165,078,150, as well as for certain equity. The Old Notes bear 0% interest through March 1, 2006 and 10% annual interest in the last year. On July 25, 2002, we completed an additional exchange of U.S.$4,000,000 of 13 3/4% Series B Senior Notes due 2007 under the same terms and conditions of the exchange offer consummated on April 29, 2002. As of June 30, 2004, Old Notes in an aggregate principal amount of U.S.$167,623,590 remained outstanding while 13 3/4% Series B Senior Notes due 2007 in an aggregate principal amount of U.S.$11,590,000 remained outstanding.

      As a result of our 2002 debt restructuring (without giving effect to this exchange offer), we have saved and will save U.S.$38.1 million in interest expense on an annualized basis from April 29, 2002 through February 28, 2006. From March 1, 2006 until March 1, 2007, which is the maturity date of the Old Notes, we will save U.S.$20.5 million in interest expense.

      The Old Indenture restricts, and the New Indenture will restrict, our ability to incur indebtedness. In particular, in order to be able to incur additional indebtedness, we must comply with a minimum consolidated leverage ratio of less than 3.75 to 1.00 and a minimum fixed charge coverage ratio of 2.00 to 1.00, in each case after giving effect to the proposed incurrence of indebtedness. We do not, and are unlikely in the near future to, meet these ratios. However, pursuant to certain exemptions, we are still able to incur up to U.S.$100.0 million of indebtedness to finance the cost of acquiring or constructing or installing telecommunication assets, and up to U.S.$20.0 million for working capital purposes, in each case at any one time outstanding. However, if the proposed amendments to the Old Indenture are consented to by the requisite number of holders of Old Notes, we will only have the ability to incur up to an aggregate of $150 million of certain types of permitted indebtedness outstanding at any one time (including the New Notes, Old Notes and the 13 3/4% Series B Senior Notes due 2007) prior to the consummation of a merger, consolidation or sale of all or substantially all of our assets.

      The Old Indenture also provides that if certain events of bankruptcy, insolvency or reorganization of Maxcom occur, the principal and interest on all of the Old Notes will become immediately due and payable. In addition, if certain other events of default occur and are continuing, the trustee appointed under the Old Indenture or our holders representing at least 25.0% in principal amount of the then outstanding Old Notes, may declare all the Old Notes to be due and payable immediately. These other events of default include, among others, (i) a failure to pay interest or any gross-up amount when due for thirty days; (ii) a failure to pay principal when due; (iii) a failure to comply with certain covenants (including financial, reporting, control, merger and other covenants), representations, warranties and other agreements in the Old Indenture; (iv) a default under other indebtedness or a judgment or decree for the payment of money, in each case in excess of U.S.$5.0 million; (v) the unenforceability or disaffirmation of any subsidiary guarantee; and (vi) a failure to disclose an event of default. In some of these events of default, a limited grace period applies before the trustee or the holders can proceed to accelerate the Old

Notes. The New Indenture will contain the same provisions regarding events of default as the Old Indenture. The indenture governing the 13 3/4% Series B Senior Notes due 2007 provides that the trustee appointed under the indenture or our holders representing at least 25.0% in principal amount of the then outstanding 13 3/4% Series B Senior Notes due 2007, may declare all the Old Notes to be due and payable immediately if we fail to (i) pay interest or any gross-up amount when due for thirty days, (ii) pay principal when due, (iii) comply with certain conditions in the event of a merger or (iv) observe any covenant, representation or agreement in the indenture for 60 days after notice by the trustee.

      On December 17, 2003, we were advised by Bank of America/ Nexus that it had purchased an aggregate amount of Old Notes with a face value of approximately U.S.$126.4 million, representing approximately 75% of the principal amount of outstanding of the Old Notes.

Changes in Financial Position

      Historically, our cash generated from operating activities has not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on the capital markets for private equity, public debt and vendor financing. For the years ended December 31, 2001, 2002 and 2003 and for the period ending June 30, 2004, our earnings were insufficient to cover our fixed charges by Ps. 735.0 million (U.S.$63.7 million), Ps. 766.9 million (U.S.$66.5 million), Ps. 360.2 million (U.S.$31.2 million) and Ps. 100.0 million (U.S.$8.7 million), respectively.

Resources Generated by (Used for) Operating Activities

      Net resources generated by operating activities in the first six months of 2004 were Ps. 82.1 million compared to Ps. 11.7 million resources used for operating activities in the same period of 2003. The change in the first six months of 2004 was mainly attributable to (i) a Ps. 63.6 million increase in income from operations, (ii) a Ps. 11.4 million increase in accounts receivable associated with the increase in revenues in the same period, (iii) a Ps. 1.0 million decrease in inventory as we have increased the deployment of our infrastructure, (iv) a Ps. 3.2 million increase in prepaid expenses primarily related to the recognition in the second half of 2003 of the agreement with the landlord at our former headquarters in Magdalena to retain a leasehold interest through 2013, see “Business — Legal Proceedings — Lease Termination Agreement” and (v) a Ps. 43.9 million increase in short term liabilities related to the increase in our operations.

      For the year ended December 31, 2003, net resources used in operating activities amounted to Ps. 63.8 million compared to Ps. 359.5 million for the year ended December 31, 2002. The decrease in 2003 from 2002 was mainly attributable to a Ps. 407.1 million decrease in losses from operations, a Ps. 37.0 million reduction in accounts receivable as a result of a tighter strategy for collections and allowance for doubtful accounts receivable; and, a Ps. 9.2 million reduction in prepaid expenses primarily related to the advanced purchase of radio advertising time from Operadora Plusgamma in 2002 and the recognition in 2003 of the agreement with the landlord at our former headquarters in Magdalena to retain a leasehold interest through 2013. See “Principal Shareholders,” “Certain Transactions” and “Business — Legal Proceedings — Lease Termination Agreement.” All these factors were partially offset by a Ps. 10.2 million increase in inventory as we reduced the speed of deployment of network infrastructure during 2003 and a Ps. 147.7 million decrease in restricted cash, liabilities and other assets, mainly attributable to:

(i) a Ps. 208.6 decrease related to the release in 2002 of the escrow account;

(ii) a Ps. 64.1 decrease in short term liabilities; and

(iii) Ps. 106.4 increase in interest payable primarily as a result of the payment in 2002 of the interest on the 13 3/4% Series B Senior Notes due 2007.

      Net resources used in operating activities in 2002 were Ps. 359.5 million compared to Ps. 375.9 million for 2001. This decrease was mainly attributable to a Ps. 56.8 million decrease in losses from operations and a Ps. 32.9 million reduction in inventory as we used it in building out our infrastructure. These two factors were offset by a Ps. 27.2 increase in prepaid expenses primarily related to the advanced purchase of radio advertising time from Operadora Plusgamma, a Ps. 25.9 million increase in accounts receivable due to a higher customer base and a Ps. 20.2 million decrease in short-term liabilities. See “Principal Shareholders” and “Certain Transactions — Advertising.”

Resources Provided by (Used for) Financing Activities

      Net resources used by financing activities in the first six months of 2004 amounted to Ps. 5.1 million compared to Ps. 18.8 million net resources generated by financing activities in the same period of 2003, primarily driven by inflationary and devaluatory effects on our dollar denominated debt (non-cash).

      For the year ended December 31, 2003, net resources generated by financing activities amounted to Ps. 95.4 million, mostly driven by inflationary effect (non-cash), compared to resources provided of Ps. 847.1 million for the year ended December 31, 2002. This change was attributable to (i) Ps. 791.3 million lower additional paid-in capital as a consequence of the debt capitalization resulting from the exchange of 13 3/4% Series B Senior Notes due 2007 for new discounted debt and equity instruments pursuant to the debt restructuring completed in April 2002, (ii) Ps. 829.8 million lower additional capital stock related to the U.S.$66.2 million private placement completed in April 2002, and (iii) Ps. 872.5 million higher liabilities mainly attributable to the exchange of the 13 3/4% Series B Senior Notes due 2007 in 2002.

      For the year ended December 31, 2002, net resources generated by financing activities amounted to Ps. 847.1 million compared to resources used of Ps. 104.4 million for the year ended December 31, 2001. The change came from (i) Ps. 792.3 million of additional paid-in capital recorded in connection with the debt capitalization pursuant to the debt restructuring completed in April 2002, and (ii) Ps. 828.7 million of additional capital stock related to the U.S.$66.2 million private placement completed in April 2002.

      These two factors were offset in part by the use of (i) Ps. 775.0 million as a reduction of liabilities due to the exchange of the 13 3/4% Series B Senior Notes due 2007 in 2002, and (ii) Ps. 105.4 million for the repurchase of 13 3/4% Series B Senior Notes due 2007 with an aggregate face amount of U.S.$25.0 million in 2001.

Resources Used for Investing Activities

      Net resources used for investing activities in the first six months of 2004 amounted to Ps. 80.1 million compared to Ps. 67.5 million in the same period of 2003. The increase was primarily attributable to (i) a Ps. 22.1 million increase in investment in telephone equipment originated by our infrastructure growth strategy at a time of financial constraints and offset by (ii) a Ps. 8.9 million decrease in intangible assets resulting from a lower investment in software in the first six months of 2004 compared to the same period of 2003.

      For the year ended December 31, 2003, net resources used for investing activities amounted to Ps. 127.4 million compared to Ps. 558.1 million for the year ended December 31, 2002. The decrease was primarily attributable to a Ps. 276.1 million decrease in investment in telephone equipment as a result of Maxcom’s strategy of prioritizing infrastructure growth at a time of financial constraints, and a Ps. 156.6 million decrease in investment in intangible assets resulting primarily from our purchase in 2002 of the irrevocable and exclusive right to use two strands in a 2,011-kilometer fiber optic link covering cities between Mexico City and Laredo, Texas.

      For the year ended December 31, 2002, net resources used for investing activities amounted to Ps. 558.1 million compared to Ps. 577.2 million for the year ended December 31, 2001. The decrease was primarily attributable to a Ps. 140.8 million decrease in investment in telephone equipment and Ps. 44.9 million decrease in investment in other assets. These two factors were offset in part by a Ps. 156.3 million increase in investment in intangible assets resulting mainly from the purchase of the fiber optic link mentioned above.

Other Contractual Obligations

      In addition to our financial indebtedness, we are committed to make certain payments under various lease arrangements. All of our peso-denominated leases and some of our dollar-denominated site leases adjust automatically to reflect any variances experienced by the Mexican and U. S. consumer price index, respectively.

      Our new corporate headquarters are leased for a five-year term, renewable for two additional five-year terms. Site leases generally run for five, ten or fifteen year terms.

      In May 2003, we reached an agreement with our landlord at our former headquarters in Magdalena, Mexico City. Pursuant to this agreement, we retained a leasehold interest through May 2013 on the first floor, where one of our Lucent 5ESS switches is located, and a portion of the roof-top, where we have microwave transmission antennas and a section of the basement, which will be used for parking and to place some of our electric equipment that supports the switch. We were also released from our lease obligations on approximately 35,887 square feet plus parking space of the building originally running through September 30, 2013. In exchange for the new lease and the releases, we agreed to prepay the full, ten-year lease obligations on the first floor, the roof-top and a portion of the basement, as well as pay past-due lease payments dating back from October 2002 through April 2003. All these payments aggregated U.S.$2.7 million and were paid in installments though May 2004.

      The following table presents our minimum contractual operating lease obligations denominated in Pesos for the periods indicated:

					2008 &
	2004	2005	2006	2007	Thereafter

	(In thousands of pesos)
Facilities	Ps. 4,991	Ps. 4,242	Ps. 3,296	Ps. 3,205	Ps. 15,718
Sites	18,666	11,918	8,197	5,948	29,478
Poles	4,364	4,364	4,364	4,365	43,646
Others	660	720	720	720	7,192

Total	Ps. 28,681	Ps. 21,244	Ps. 16,577	Ps. 14,238	Ps. 96,034

      The following table presents our contractual operating lease obligations denominated in dollars for the periods indicated:

					2008 &
	2004	2005	2006	2007	Thereafter

	(In thousands of U. S. dollars)
Corporate headquarters	$2.575	$2,638	$2,702	$461	$15,718
Sites	—	—	—	—	—
Poles	—	—	—	—	—
Others	—	—	—	—	—
Total	$2,575	$2,638	$2,702	$461	$—

      The following table presents our minimum contractual operating maintenance obligations denominated in pesos for the periods indicated:

					2008 &
	2004	2005	2006	2007	Thereafter

	(In thousands of pesos)
Corporate equipment(1)	Ps. 246	Ps. —	Ps. —	Ps. —	Ps. —
Network(1)	279	—	—	—	—

Total	Ps. 525	Ps. —	Ps. —	Ps. —	Ps. —

(1)	Renewal on an annual basis.

      The following table presents our contractual operating maintenance obligations denominated in dollars for the periods indicated:

					2008 &
	2004	2005	2006	2007	Thereafter

	(In thousands of U. S. dollars)
Telephone equipment(1)	$1,560	$—	$—	$—	$—
Fiber optic	844	844	844	844	12,664	(2)
Software(1)	1,281	—	—	—	—
Total	$3,685	$844	$844	$844	$12,664

(1)	Renewal on an annual basis.

(2)	Included until 2022.

Capital Expenditures

      Through June 30, 2004, we have invested Ps. 3,001.6 million in the buildout of our network operating support system and other capital expenditures, excluding cumulative pre-operating expenses and the expenses related to the issuance of the 13 3/4% Series B Senior Notes due 2007 and the Old Notes and the U.S.$66.2 million private equity investment. This amount includes Ps. 135.1 million paid to obtain all of our frequency rights.

      During the first six months of 2004, we spent approximately Ps. 84.3 million (approximately U.S.$7.3 million) mainly to continue to build out of our network. Our ability to make the remaining expenditures hinges on our ability to obtain financing for them. We cannot assure you that financing will be available or on terms acceptable to us.

Dividend Policy

      Our current policy is to reinvest profits into our operations. In addition, the Old Indenture allows, and the New Indenture will allow, us to pay cash dividends only if we meet the following conditions:

•	a minimum consolidated leverage ratio of less than 3.75 to 1.00;

•	a minimum fixed charge coverage ratio of 2.00 to 1.00;

•	no default (as defined in the Old Indenture) must have occurred and be continuing or result from the payment of the cash dividend; and

•	the cash dividend payments do not exceed an amount determined in the Old Indenture based on, among other things, cash flow generated from operations or equity offerings and consolidated interest expense.

Critical Accounting Policies

Applications of Critical Accounting Policies and Estimates

      We have identified certain key accounting estimates on which our consolidated financial condition and results of operations are dependent. These key accounting estimates most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. In the opinion of our management, our most critical accounting estimates under both Mexican GAAP and U.S. GAAP are those that require management to make estimates and assumptions that affect the reported amounts related to the accounting for the allowance for doubtful accounts receivable, revenue recognition, installation revenues and costs, valuation of long-lived assets, stock-based compensation and fair value of our common stock, and deferred taxes. For a full description of all of our accounting policies, see notes 4 and 21 to our consolidated financial statements included in this offering circular.

      There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

•	it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and

•	changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

Allowance of Doubtful Accounts Receivable

      The allowance for doubtful accounts represents our estimate of losses resulting from the failure or inability of our customers to make required payments. Determining our allowance for doubtful accounts receivable requires significant estimates. Due to the large number of customers that we serve, it is impractical to review the credit-worthiness of each of our customers, although a credit review is performed for business customers that request more than two lines. We consider a number of factors in determining the proper level timing for the recognition of and the amount of allowance, including historical collection experience, customer base, current economic trends and the aging of the accounts receivable portfolio. From this analysis, our current policy is to reserve 90% of the outstanding balance of a customer with at least one bill past due 90 days and 100% of the outstanding balance of a customer with at least one bill past due 120 days. We periodically review this policy to ensure that it accurately reflects current collection patterns.

      In addition, in order to mitigate collections risk, our collection procedures include, but are not limited to, periodic reminder phone calls once a customer is past due, suspension of service, use of a collection agency and disconnection of service, if needed. Furthermore, within our network we have systems to detect fraudulent call activity. If these systems fail to identify any of this activity, we may have to recognize a higher degree of uncollectable accounts. While we believe that our estimates are reasonable, changes in our customer trends or any of the factors mentioned above could materially affect our bad debt expense.

Revenue Recognition

      We recognize revenues from telephone services provided to customers, the sale of customer-premise equipment, services provided to other telephone-service companies (such as interconnection services) and installation charges.

      Revenues from services provided to customers, including installation and maintenance, are recognized in the month the service is rendered. When the installation is not charged to the customer, the cost is amortized during the expected life of the customer line.

      Revenues from the sale of customer-premise equipment are recognized at the time of the sale and delivery and installation of such equipment.

      Revenues from interconnections services are recognized on an accrual basis. We have entered into agreements with several telephone carriers with a “bill and keep” feature. Under this arrangement and in most cases, if the imbalance between local calls originated by the other carrier and terminated by us and calls originated by us and terminated by the other carrier during a month does not exceed 70%, then no interconnection fee amounts are payable by the net user of interconnection services. If the imbalance exceeds 70% in any given month, the net user incurs a liability per minute. If we fail to maintain a significant percentage of residential users, then the “bill and keep” arrangement will be terminated and asymmetrical interconnection rates may apply.

      We also have interconnection agreements for mobile and long distance services with other carriers; however, they do not incorporate a bill and keep feature.

      During 2003, we started a new business line, the lease of transmission capacity through our fiber optic ring. We executed a long-term capacity agreement with a Mexican carrier, Axtel, S.A. de C.V. The term of the contract is 13 years beginning from the delivery date of the first phase of the project to the client. Revenues from the lease of transmission capacity will be recorded in deferred revenue as billed and then recognized ratably into revenue over the term of the contract. (See note 22c. to our consolidated financial statements.)

      Advances from customers are classified as current liabilities until they are refunded. When the contract is rescinded, these deposits are applied to any outstanding balance with the respective customer.

      We create a reserve for 90% of any receivable due over 90 days, except for high volume customers, whose accounts are 100% reserved once they reach 30 days past due.

Installation Revenues and Costs

      Installation costs include labor, tools and materials. Through December 31, 2002, when we waived installation costs to our customers, installation costs were capitalized and amortized on a straight-line basis over a period of 20 years. Beginning in 2003, when we waive installation costs, we capitalize and amortize them on a straight-line basis over a period equal to the remaining original term of the microwave concessions, which expire in October 2017. When we charge installation fees to our customers, we recognize this cost as an expense, and we do not capitalize or amortize it. Once service with a customer is terminated, the capitalized installation cost is expensed. Under U.S. GAAP, installation revenues and the related direct installation costs are deferred and amortized over the expected customer’s relationship period. When installation costs are not billed to customers, the related costs are expensed immediately.

      We do not track capitalized installation costs on an individual customer basis because to do so would not be efficient. Based on an analysis of customer history including installation costs and cancellations, we have determined an estimated average cost per customer and estimated customer life, and we use these estimates to calculate the amount of cost deferred and the amortization period of such deferred costs and the related installation revenue that is deferred and amortized over the customer relationship. As we have a limited operating history, past history cannot be used as the only accurate indicator as the average customer life. Based on our limited operating history and industry benchmarking, we have determined an average customer relationship period of four years.

Valuation of Long-lived Assets

      We review fixed, definite lived intangible and other long-lived assets whenever events or changes indicate that the carrying amount of an asset may not be recoverable. Impairment reviews require a comparison of the estimated future undiscounted cash flows to the carrying value of the asset. If the total of the undiscounted cash flows is less than the carrying value, an impairment charge is recorded for the difference between the estimated fair value and the carrying value of the asset. In making such evaluations, we estimated the fair value of the long-lived assets as well as the undiscounted cash flows.

      In determining our undiscounted cash flows we make significant assumptions and estimates in this process regarding matters that are inherently uncertain, such as estimating remaining useful lives and the possible impact that inflation may have in our ability to generate cash flow, as well as customer growth Although we believe that our estimates are reasonable, different assumptions regarding such remaining useful lives or future cash flows could materially affect the valuation of our long-lived assets.

      We also evaluate our operating leases for utilization. Spaces leased in buildings with low occupancy have been reserved based on the contractual penalty for early termination, which is calculated as the maximum amount that would be paid upon termination of the contract.

      Upon adoption of SFAS 142 we were required to reassess the useful lives of our intangible assets, which primarily consist of Mexican government telecommunications concessions. Upon reassessment, we concluded that our concessions would be definite lived intangibles. We will periodically reassess the useful lives of our concessions.

      The provisions of Statement C-15 “Impairment of the Value of Long Lived Assets and their Disposal,” issued by the Accounting Principles Board of the MIPA, went into effect on January 1, 2004. That Statement establishes general criteria for the identification and, if applicable, recording of losses from impairment of decrease in value of long-lived tangible and intangible assets, including goodwill. Additionally, it defines concepts such as net sales price and value in use for the valuation of long-lived assets. That study identified a Ps. 57,810.6 (U.S.$5.0 million) impairment loss, which was recorded after extraordinary items in the income statement for the period commencing January 1, 2004, net of the corresponding deferred income tax.

Stock-Based Compensation and Fair Value of our Common Stock

      We have historically entered into various agreements with third parties and our employees to exchange our warrants or our stock for services rendered to us. The fair value of such transactions is based on various assumptions, such as volatility, risk free interest rates and expected life of the options. We contracted a third party to assist in developing said assumptions and establishing the appropriate valuation model. Different assumptions regarding such estimations could materially affect our financial position and results of operations.

      As our common stock is not traded on the open market, there is not a readily determinable fair value. The fair value of our common stock is essential for calculating stock compensation amounts and in the calculation of the troubled debt restructuring as recorded under U.S. GAAP in 2002. To evaluate the fair value of our common stock, we contracted a third party who used assumptions related to the Mexican telecommunications industry, general market data, the current state and future operations of Maxcom, as well as other pertinent factors.

Deferred Taxes

      As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax liability. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from the different treatment for tax and accounting purposes of several items, such as depreciation, amortization and allowance for doubtful accounts. These differences result in deferred tax assets and liabilities that are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely to occur, we must include an expense within the tax provision in the statement of operations.

      Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on management projections of future financial results. Accordingly, we have created a valuation account for the full balance of our deferred tax asset as we feel it is unlikely we will use our net operating loss carry forwards before they expire. If actual results differ from these estimates or we adjust the projections in future periods, we may need to materially adjust the valuation allowance.

OVERVIEW OF THE MEXICAN TELECOMMUNICATIONS INDUSTRY

General

      The telecommunications industry involves the transmission of voice, data and video communications from point of origination to point of termination. The Mexican telecommunications industry has been undergoing rapid change in the last decade due to the introduction of new technologies and the construction of additional infrastructure, as well as market liberalization, which together have resulted in increased competition and demand for telecommunications services.

      The modernization of the Mexican telecommunications infrastructure began in 1990 with the privatization of Telmex, the former government — controlled telecommunications monopoly. Since privatization, Telmex and several concessionaires have begun deploying modern fiber and wireless networks throughout Mexico. To meet the demand for higher volume and higher quality wireline services, new copper cables are being installed and backbones are being replaced largely by fiber optic transmission systems that provide greater capacity at lower cost with higher quality and reliability.

Market Liberalization

      Historically, Telmex has dominated the Mexican telecommunications industry. In December 1990, the Mexican government initiated the privatization and deregulation of Telmex by selling a controlling portion of Telmex’s equity to a private consortium led by Grupo Carso, S.A. de C.V., a Mexican conglomerate, as well as to subsidiaries of Southwestern Bell Corporation and France Telecom S.A. Subsequently, the Mexican government opened the wireless market by granting nine regional cellular concessions in Band “A” in order to allow concessionaires to compete with Telmex and its mobile service provider affiliate, Radiomóvil Dipsa, S.A. de C.V. (also known as Telcel).

      Local telephony market. In connection with the privatization of Telmex in 1990, the Mexican government amended Telmex’s nationwide concession, which expires in March 2026, and granted Telmex a six-year implied monopoly over local telephony services. The amended Telmex concession obligated Telmex to expand and increase local telephony service at a rate of 12% per year beginning in 1992 and to provide basic telephone service to all population centers of 500 or more inhabitants by 1995. The implied local service monopoly was eliminated in mid-1996 when the SCT published regulations governing the licensing of local services on a competitive basis.

      In order to promote competition in the local telephony market, the Mexican government granted several concessions beginning in 1997, including first the regional concession awarded to us for wireline local telephony service and later expanded to a nationwide concession. Each wireline local telephony concession granted by the Mexican government generally has a 30-year term, and authorizes, among other things, the provision of local telephony services and value-added services in a specified region of the country.

      In addition, the Mexican government does not permit the unbundling of local loop frequencies, requiring all telephone companies wishing to offer local telephony service to build their own last-mile connectivity in order to reach their targeted customers.

      The Mexican government has also been conducting auctions of spectrum frequencies in the:

•	450 MHz, 1.9 GHz (PCS) and 3.4-3.7 GHz (fixed wireless local loop) frequency bands;

•	7, 15, 23 and 38 GHz frequency band for nationwide point-to-point microwave transmission links; and

•	10.5 GHz frequency band for regional point-to-multipoint microwave transmission service.

      Four companies won nationwide concessions for fixed wireless local loop frequencies, although one later forfeited its right for failure to pay concession fees. In addition, six companies won concessions in the

1.9 GHz (PCS) frequencies on either a nationwide or regional basis, although one also forfeited its right for failure to pay concession fees. See “Business-Competition.”

      Long distance telephony market. In connection with the privatization of Telmex in 1990, the Mexican government granted Telmex an exclusivity period for long distance telephony services of six years. In August 1996, the exclusivity period expired and competition commenced in January 1997. According to Pyramid Research, measured in terms of traffic, since the expiration of the exclusivity period and the subsequent beginning of competition, Telmex has lost 26% and 31% of the domestic and international long distance telephony market, respectively, to new competitors.

      In order to promote competition among domestic and international long distance providers, the Mexican government granted several concessions, including the national concession awarded to us, for domestic and international long distance services, as well as value-added services. Each concession generally has a nationwide scope and a 30-year term, and authorizes the provision of domestic and international long distance services and value-added services.

      The long distance concessionaires include among others:

•	Alestra, S. de R.L. de C.V., in which AT&T Corp. is a shareholder;

•	Avantel, S.A. de C.V., in which MCI WorldCom Inc. is a shareholder;

•	Axtel, S.A. de C.V.; and

•	Iusatel, S.A. de C.V.

      International liberalization trends will likely impact the flow of long distance telephone traffic to and from Mexico. In particular, demand for long distance services may be stimulated by reforms of domestic access/interconnection charges and international settlement rates and recent international trade negotiations. As such charges decline, overall demand for international and local services increases.

Mexican Market Characteristics

      Population and economic growth. According to the Economic Commission for Latin America and the Caribbean-CEPAL (Comisión Económica para América Latina y el Caribe), Mexico is the second largest country in Latin America in terms of population. In 2003, Mexico had an estimated population of 104.2 million and a population growth rate of approximately 1.3% for the period from 1995 to 2000. In 2003, 31.4% of the population was under the age of 15, 61.27% was between the ages of 15 and 59 and only 7.3% was over 60. After a decline in 1995, Mexico’s real gross domestic product grew for five straight years, rising by 5.1% in 1996, 6.8% in 1997, 4.8% in 1998, 3.7% in 1999 and 6.6% in 2000. However in 2001, the real gross domestic product decreased by 0.3%. In 2002, the growth of the real gross domestic product resumed as it increased by 0.9%, and in 2003 it increased by 2%, according to the Bank of Mexico.

      Underserved telephony market. In 2002, The World Bank ranked Mexico as the 10th largest economy in the world. However, in terms of network readiness, Mexico was ranked 60th in the world according to the World Economic Forum. This relatively low level of wireline penetration evidences substantial unmet demand for fixed telephony service.

      According to Pyramid Research, the wireline local telephony market represents approximately 33.75% of Mexico’s total telecommunications market, when measured by revenues, and generated approximately U.S.$21.3 billion of revenue in 2003.

      Projected growth trends. With the introduction of competition in the Mexican telecommunications market, teledensity rates and line usage increased substantially. According to Pyramid Research, between 2003 and 2007 fixed line penetration in service in Mexico is expected to increase by 18.75%.

      According to Pyramid Research, local and domestic long distance services revenues are expected to experience 9.65%, and 1.9% average annual growth rates between 2003 and 2007, respectively. In contrast, international long distance services revenues are expected to experience a 0.2% average annual growth rate over the same period. In spite of the sustained growth in switched traffic, revenues from long distance services have fallen. A drop in tariffs resulting from intense competition has not been compensated by a sufficient increase in traffic. In the international long distance market, the reduction in termination rates and the growing proportion of bypass traffic have played a major role in inhibiting growth in revenues.

      Total local wireline telephony revenues in Mexico are expected to increase from U.S.$7.2 billion in 2003 to U.S.$9.2 billion in 2007. In contrast, international long distance services revenues are expected to experience a 0.7% increase over the same period.

SUPERVISION AND REGULATION OF

THE MEXICAN TELECOMMUNICATIONS INDUSTRY

General

      The telecommunications industry in Mexico is subject to the Federal Telecommunications Law (Ley Federal de Telecomunicaciones) which was enacted in 1995. However, certain rules set forth under the General Means of Communications Law (Ley de Vías Generales de Comunicación), the Telecommunications Regulation (Reglamento de Telecomunicaciones) and the rules promulgated thereunder, generally remain effective and are referred to as the Old Telecommunications Law.

      Under the Federal Telecommunications Law, the Mexican telecommunications industry is regulated for administrative and operational matters by COFETEL (Comisión Federal de Telecomunicaciones). COFETEL was created in 1996 as an autonomous entity from the SCT to regulate and promote the efficient development of the telecommunications industry in Mexico. COFETEL is responsible for, among other things:

•	enacting regulations and technical standards for the telecommunications industry;

•	ensuring that holders fulfill the terms of their concessions and permits;

•	suspending operators without concessions;

•	resolving interconnection controversies between competitors; and

•	maintaining a registry of applicable rates.

      The SCT retains the authority to grant all concessions and permits. COFETEL makes recommendations to the SCT on major issues, such as amending existing telecommunications laws, allocating spectrum frequencies, granting, transferring, renewing or revoking concessions and applying penalties for concession violations. The SCT has final decision making power on these issues. Once a final decision is made, COFETEL implements the related regulations.

Concessions and Permits

      General. To provide public telephony services in Mexico through a public network, a service provider must first obtain a concession from the SCT. Pursuant to the Federal Telecommunications Law, concessions for public networks may not exceed a term of 30 years, and concessions for spectrum frequencies may not exceed a term of 20 years. Generally, concessions for public networks may be extended for a term equivalent to the term for which the concession was originally granted. Concessions for spectrum frequencies will be re-auctioned at least three years prior to their expiration date. Concessions specify, among other things:

•	the type and technical specifications of the network, system or services that may be provided;

•	the allocated spectrum frequencies, if applicable;

•	the geographical region in which the holder of the concession may provide the service;

•	the required capital expenditure program;

•	the term during which such service may be provided;

•	the payment, where applicable, required to be made to acquire the concession, including, where applicable, the participation of the Mexican government in the revenues of the holder of the concession; and

•	any other rights and obligations affecting the concession holder.

      In addition to concessions, the SCT may also grant permits for the following:

•	installing, operating or exploiting transmission-ground stations; and

•	providing telecommunications services as a reseller.

      There is no legally mandated maximum term for these permits unless specifically stated in the permit. Under the Federal Telecommunications Law, a company needs to register with COFETEL the rates for the telecommunications services that it wishes to provide in order to be able to provide them to the public.

      In addition, the Mexican Congress modified the Special Production and Services Tax Law effective January 1, 2002 establishing in it a new tax to services provided by telecommunications companies, at a rate of 10%. An amendment to this law, effective January 1, 2003, confirmed that our core business (the offering of local and long distance services) is not subject to the tax. Although we believe, based on the advice of our tax and regulatory advisors, that certain other services that are part of our local service offerings are also not subject to such tax, we cannot assure you that the tax authorities may not interpret the law otherwise. For the 2002 and 2003 tax years, Maxcom accrued the tax corresponding to the services that might be claimed by the Mexican tax authorities. As of January 1, 2004, telecommunications and supplementary services are no longer subject to this tax.

      Ownership restrictions. Under the Federal Telecommunications Law and the Mexican Foreign Investment Law (Ley Federal de Inversión Extranjera), concessions may be granted only to:

•	Mexican individuals; and

•	Mexican corporations in which non-Mexicans own 49% or less of the full voting stock and that are not otherwise controlled by non-Mexicans.

      However, in the case of concessions for cellular communications services, foreign investment participation may exceed 49% of the voting stock with the prior approval of the Mexican Foreign Investment Bureau of the Mexican Ministry of Economy (Secretaría de Economía).

      Pursuant to the Foreign Investment Law, the Mexican Ministry of Economy may also authorize the issuance of non-voting or limited-voting stock (also known as “neutral shares”) that are not counted for purposes of determining the foreign investment percentage of a Mexican corporation under the Mexican Foreign Investment Law. Any share transfers resulting in a violation of these foreign ownership requirements are invalid under Mexican law.

      Transfer. Concessions are transferable after the first three-year period of the concession, if the SCT approves the transfer of the concession title, the assignee agrees to comply with the terms of the concession and such a transfer does not violate the foreign ownership requirements of the Federal Telecommunications Law and the Mexican Foreign Investment Law.

      Termination. A concession or a permit may be terminated pursuant to the Federal Telecommunications Law upon the following events:

•	expiration of its term;

•	resignation by the concession holder or the permit holder;

•	revocation. A concession or a permit may be revoked prior to the end of its term under certain circumstances, such as:

•	failure to exercise the rights of the concession within 180 days of the grant;

•	failure to provide interconnection services with other holders of telecommunications concessions and permits without just cause;

•	loss of the concession or permit holder’s Mexican nationality;

•	unauthorized assignment, transfer or encumbrance of the concession or permit;

•	unauthorized interruption of service;

•	taking any action that impairs the rights of other concessionaires or permit holders;

•	failure to comply with the obligations or conditions specified in the concession or permit; and

•	failure to pay to the Mexican government its fee for the concession or, where applicable, its participation in the revenues of the holder of the concession.

The SCT may revoke a concession for violations in any of the circumstances referred to in the first four instances above. Under the last four instances above, the SCT would have to fine the concessionaire at least three times for the same failure before moving to revoke a concession.

•	expropriation. The Mexican government has the statutory right to permanently expropriate any telecommunications concession and claim any related assets for reasons of public interest. Under Mexican law, the Mexican government is obligated to compensate the owner of such assets in the case of a statutory expropriation. The amount of the compensation is to be determined by appraisers. If the party affected by the expropriation disagrees with the appraisal amount, such party may initiate judicial action against the government. In such a case, the relevant judicial authority will determine the appropriate amount of compensation to be paid. We are not aware of any instance in which the SCT has exercised its expropriation rights in connection with a telecommunications company; and

•	dissolution or bankruptcy of the concession holder or the permit holder.

      Temporary seizure. The Mexican government, through the SCT, may also temporarily seize all assets related to a telecommunications concession or permit in the event of a natural disaster, war, significant public disturbance, threats to internal peace or for economic reasons or for other reasons related to national security. If the Mexican government temporarily seizes such assets, except in the event of war, it must indemnify the concession holder for all losses and damages, including lost revenues. We are not aware of any instance in which the SCT has exercised its temporary seizure powers in connection with a telecommunications company.

Rates for Telecommunications Services

      Before the Federal Telecommunications Law was amended, the SCT’s approval was required for setting the rates charged for all basic local, long distance and certain value-added local and long distance telecommunications services. Historically, the SCT permitted rate increases based on the cost of service, the level of competition, the financial situation of the carrier and certain macroeconomic factors. Carriers were not allowed to discount the rates authorized by the SCT, although operators occasionally waived activation fees on a promotional basis. Interconnection rates also required SCT approval. Rates for private dedicated circuit services through microwave networks and private networks through satellites were not regulated before the Federal Telecommunications Law was amended.

      Under the Federal Telecommunications Law, rates for telecommunications services (including local, cellular and long distance services) are now freely determined by the providers of such services, except that such rates may not be set below a service provider’s long-term incremental cost.

      In addition, COFETEL is authorized to impose specific rate, quality and service requirements on those companies determined by the Federal Antitrust Commission (Comisión Federal de Competencia) to have substantial market power pursuant to the provisions of Mexico’s antitrust statute. All rates for telecommunications services (other than value-added services) must be registered with COFETEL prior to becoming effective. The Federal Telecommunications Law prohibits telecommunications providers from cross-subsidizing among their services and requires that they keep separate accounting for each of their services.

      The Mexican Antitrust Commission has found that Telmex has substantial market power on the local, long distance and Internet and data transmission markets, as defined under Mexico’s antitrust statute. Based on this finding, COFETEL issued a resolution in September 2000 regulating Telmex as a dominant carrier, imposing special obligations regarding, among other things, quality of services, tariffs and disclosure of information. Telmex has obtained an injunction against potential COFETEL actions that intend to regulate Telmex by imposing special obligations on Telmex regarding, among other things, quality of services, tariffs and disclosure information. As a result of this injunction, the Mexican Antitrust Commission must restart the administrative procedures and prove again that Telmex has substantial power market on certain services.

Our Concessions

      Local telephony. We obtained our regional wireline local telephony concession in February 1997. In September 2001, this concession was expanded to a nationwide concession. The concession, which is not exclusive, grants us the right to provide business, residential and public wireline local telephony services all over Mexico. Our wireline local telephony concession has a term of 30 years and may be renewable for up to an equivalent period provided we have complied with all its terms.

      The concession expressly permits us to provide the following services:

•	basic local telephony;

•	the sale or lease of network capacity for the generation, transmission or reception of signs, signals, writings, images, voice, sounds or other information of any nature;

•	the purchase and lease of network capacity from other carriers, including the lease of digital circuits;

•	value-added services;

•	operator services;

•	data, video, audio and video conference services, except for cable or other restricted television, continuous music or digital audio;

•	credit or debit telephone cards; and

•	public telephony.

      The concession does not impose any limitations on the setting of our rates other than the requirement that we file with COFETEL a notification of any rate change prior to having it take effect.

      The concession requires us to comply with service quality specifications and, starting in September 2001, to install infrastructure on the basis of a yearly schedule. According to this schedule, we must install at least an aggregate of 376,000 lines in at least 394 cities and towns in Mexico by the end of 2006.

      Although we are currently in compliance with the requirement in our concession for the number of lines installed, we are currently in default with respect to the coverage obligations in certain cities and towns required by our concession. In addition, we believe we will not be able to meet certain buildout obligations in certain towns and cities along the City of Queretaro — City of San Luis Potosí, City of Puebla — City of Veracruz and Mexico City — City of Toluca corridors by December 2004. We are in the process of preparing a request for a modification to the buildout requirement of the concession from

COFETEL. If granted, this modification would allow us to be once again in compliance. However, we cannot assure you that COFETEL will agree to such modification. See “Risk Factors — Factors Relating to the Mexican Telecommunications Industry — We could lose our concessions if we do not comply fully with their terms.”

      Failure to comply with the terms of the concession or to obtain a waiver or modification could result in its revocation and the loss of the Ps. 13.5 million performance bond that we previously issued to the SCT. The Mexican government would not be required to compensate us for such revocation. See “— Concessions and Permits — Termination.” We failed to provide the SCT with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of our concessions. We are currently negotiating new terms with the SCT to secure the performance of our concessions. However, we cannot assure you what the outcome of such negotiations will be.

      As of June 30, 2004, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps. 90,480 to Ps. 4.5 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled.

      Long distance. We obtained our nationwide long distance concession in February 1997 concurrently with our local telephony concession. Our nationwide long distance concession has a term of 30 years and may be renewable for up to an equivalent period, provided that we have complied with all its terms.

      The concession expressly permits us to provide the following services:

•	the carrying of switched traffic between two different local calling areas that requires the use of a dialing prefix for its routing;

•	the sale or lease of network capacity for the generation, transmission or reception of signs, signals, writings, images, voice, sounds or other information of any nature;

•	the purchase and lease of network capacity from other carriers; and

•	nationwide and international long distance telephony.

      The concession expressly prohibits the following services:

•	those which require a concession for frequency bands of the radio electric spectrum for specific uses;

•	those which require a concession to occupy and exploit geostationary orbital positions and satellite orbits assigned to Mexico;

•	those which require a concession to operate radio or television broadcasting systems; and

•	cable or other restricted television.

      The concession does not impose any limitations on our ability to set rates other than the requirement that we file with COFETEL a notification of any rate change prior to having it take effect.

      The concession requires us to comply with service quality specifications and to install infrastructure on the basis of the schedule for our local telephony concession. According to this schedule, we must provide nationwide long distance service in the same locations and at the same time in geographic areas where we provide local telephony services. Of these areas, we must provide service in 394 cities and towns in Mexico using our own or leased infrastructure by the end of 2006.

      Although we are currently in compliance with the requirement in our concession for the number of lines installed, we are currently in default with respect to the coverage obligations in certain cities and towns required by our concession. In addition, we believe we will not be able to meet certain buildout obligations in certain towns and cities along the City of Queretaro — City of San Luis Potosí, City of Puebla — City of Veracruz and Mexico City — City of Toluca corridors by December 2004. We are in the process of preparing a request for a modification to the buildout requirement of the concession from COFETEL. If granted, this modification would allow us to be once again in compliance. However, we cannot assure you that COFETEL will agree to such modification. See “Risk Factors — Factors Relating to the Mexican Telecommunications Industry — We could lose our concessions if we do not comply fully with their terms.”

      The failure to comply with the terms of the concession or to obtain a waiver or modification could result in its revocation and the loss of the Ps. 13.5 million performance bond that we previously issued to the SCT. The Mexican government would not be required to compensate us for such revocation.

      As of June 30, 2004, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps. 90,480 to Ps. 4.5 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled.

      We service our long distance concession by reselling our long distance traffic to other carriers with such capability. We currently do not intend to provide long distance service to anyone other than our local telephony customers (who use our own infrastructure for call origination) to avoid having to pay significant special charges to Telmex. According to COFETEL regulations, any long distance carrier that wishes to interconnect to Telmex’s local network must make a payment to Telmex on account of Telmex’s investment to upgrade its local infrastructure to allow long distance competition. In December 2000, Avantel and Alestra negotiated with Telmex a one-time payment of U.S.$13.6 million as an infrastructure development charge and an interconnection fee of U.S.$0.0053 per minute. Telmex adjusts the infrastructure development charge at a 10% annual rate. COFETEL has implicitly accepted that Telmex may require other long distance carriers to make similar payments.

      However, since most of COFETEL’s regulation on special charges to Telmex expired in December 2003, we will have long distance interconnection with Telmex by September 2004 in 13 cities where we have long distance fiber optic cable capacity.

      According to the Mexican telecommunications regulations, all local carriers must offer their customers the option to select the long distance carrier of their preference; this practice is known as pre-subscription. However, local carriers may request a waiver of this obligation from COFETEL.

      On May 27, 2002, COFETEL granted us a waiver of the pre-subscription requirement. With this waiver, our local telephony customers who are currently using other long distance carriers may only change, if they wish to do so, to our long distance service. New local telephony customers must use our long distance service. The waiver for the pre-subscription expired in March and April 2004 for certain cities in our concession. However, we have asked COFETEL to extend the waiver for an additional period of time. For certain of the other cities in our concession, the waiver is valid through 2007.

      Microwave transmissions. Point-to-point. In October 1997, we were awarded seven nationwide point-to-point microwave concessions. These concessions cover:

•	two consecutive frequency segments in the 15 GHz band, with a 56 MHz bandwidth;

•	three consecutive frequency segments in the 23 GHz band, with a 56 MHz bandwidth; and

•	two consecutive frequency segments in the 23 GHz band, with a 100 MHz bandwidth.

      These concessions, which were issued in June 1998, have a term of 20 years. COFETEL will re-auction the frequencies covered by the concessions at least three years before the expiration date of the concessions. The concessions require us to provide available capacity to the general public.

      We are currently in compliance with all the material terms of the concessions.

      The failure to comply with the terms of the concessions could result in their revocation and the loss of up to Ps. 12.8 million in performance bonds that we previously issued to the SCT for all of our seven point-to-point concessions. The Mexican government would not be required to compensate us for such revocation. As of June 30, 2004, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps. 90,480 to Ps. 4.5 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled. We failed to provide the SCT with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of our concessions. We are currently negotiating new terms with the SCT to secure the performance of our concessions. However, we cannot assure you what the outcome of such negotiations will be.

      These concessions do not impose any limitations on the setting of our rates other than the requirement that we file with COFETEL a notification of any rate change prior to having it take effect.

      Point-to-multipoint. In October 1997, we were awarded three regional point-to-multipoint microwave concessions covering Regions 3, 5 and 8, which include states in the north and southeast of Mexico’s Gulf region in the 10.5 GHz with a 60 MHz bandwidth.

      These concessions, which were issued in April 1998, have a term of 20 years. COFETEL will re-auction the frequencies covered by the concessions at least three years before the expiration date of the concessions. These concessions require us to install a network and offer service to at least 30% of the population in each region covered by the concessions by the end of the second year after the issuance of the concession.

      Until December 2003, we, together with 14 other concessionaires, were unable to start operations in some of our Regions because of lack of commercially viable technological solutions and equipment for those frequencies. COFETEL initially granted extensions until April 2000 and later extended them to October 2001. In November 2001 and again in December 2002, we requested that COFETEL amend our point-to-multipoint concessions in order to postpone the installation of our network and the offering of our services until one year after the granting of such request. We have knowledge that other concessionaires have made similar requests.

      COFETEL granted an extension until February 2004. On March 31, 2004, we notified COFETEL that we started operation in Puebla, and thus we comply with our initial coverage obligations for Region 8. We, however, have been unable to start operations in Regions 3 and 5. We are on the process of testing commercial operations in such Regions in order to fulfill the terms of our point-to-point concessions. The failure to comply with the terms of the concessions or to obtain a waiver or modification could result in its revocation and the loss of the Ps. 4.7 million performance bond that we previously issued to the SCT for all of our three point-to-multipoint concessions. The Mexican government would not be required to compensate us for such revocation. As of January 1, 2004, the level of fines, which are based on a multiple of the Mexican minimum daily salary, ranged from Ps. 90,480 to Ps. 4.5 million, depending on the nature of the infraction. In the case of multiple recurring infractions, these fines may be doubled. We failed to provide the SCT with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of our concessions. We are currently negotiating with the SCT new terms to secure the performance of our concessions. However, we cannot assure you what will be the outcome of such negotiations.

      These concessions do not impose any limitations on the setting of our rates other than the requirement that we file with COFETEL a notification of any rate change prior to having it take effect.

Interconnection

      In accordance with the Mexican telecommunications laws, all local telecommunications carriers are required to provide interconnection to each local, long distance and cellular carrier operating in Mexico.

      All terms of interconnection (such as point of interconnection) are negotiated between telecommunications carriers under COFETEL’s supervision. Should telecommunications carriers be unable to agree on the terms of interconnection (including rates) after a certain period of negotiation, either carrier may request COFETEL to resolve any interconnection term at issue. Telecommunications carriers are prohibited from adopting discriminatory practices in the application of rates or any other terms of interconnection.

      Local interconnection. In November 1998, we entered into an interconnection agreement with Telmex. This agreement calls for reciprocal interconnection rates for local-to-local services. The interconnection rate was Ps. 0.3220, Ps. 0.1159, Ps. 0.0990 and Ps. 0.1111 per minute for the months of December 2000, 2001, 2002, and 2003, respectively.

      This agreement was amended in February 1999 to incorporate a “bill and keep” feature through September 15, 2002, provided we maintain a significant percentage of residential users, and again in November 2000, retroactive to March 2000, to exempt Internet service provider traffic from interconnection fees. In December 2003, the agreement was once again amended in order to reduce the percentage of imbalance from 70% to 30% for “bill and keep” purposes. Additionally, the amendment exempts call centers’ and new customers’ traffic from calculation of imbalance. Under the new “bill and keep” arrangement, if the imbalance between calls originated by Telmex and terminated by Maxcom and calls originated by Maxcom and terminated by Telmex during a month does not exceed 30%, then no interconnection fee amounts are payable by the net user of interconnection services. If the imbalance exceeds 30% in any given month, the “bill and keep” feature will not apply for that month.

      If we fail to maintain a significant percentage of residential users, then the “bill and keep” arrangement will be terminated and asymmetrical interconnection rates may apply. COFETEL has not yet defined what constitutes a “significant percentage of residential users” in this case, although in our local concession and in those granted to Alestra and Avantel it defines it to mean that at least 50% of the customers are residential.

      Through June 30, 2004, no material interconnection fees were paid.

      Mobile interconnection. We have also signed reciprocal interconnection agreements with Telcel, a wholly-owned subsidiary of América Móvil, which is a spin-off of Telmex; with several subsidiaries of Iusacell and with Operadora Unefon, S.A. de C.V. (“Unefon”) and Pegaso Comunicaciones y Sistemas, S.A. de C.V., (now owned by Telefónica Móviles “Telefonica Moviles”). Telcel and Telefonica Moviles are the first and second largest mobile telephony service providers in Mexico, respectively. Telcel and Telefonica Moviles are nationwide cellular operators. Iusacell provides cellular mobile services in seven of the nine regions covering central Mexico. Unefon is a nationwide PCS mobile operator.

      The mobile to wireline interconnection fees with these carriers were Ps. 0.3220, Ps. 0.1159 Ps. 0.0990 and Ps. 0.1111 per minute for the months of December 2000, 2001 2002 and 2003, respectively. The wireline to mobile interconnection fees under the “calling party pays” mode was Ps. 1.90 per minute for December 2000, 2001, 2002 and 2003. There is no interconnection fee for wireline to mobile interconnection outside of the “calling party pays” mode. The interconnection agreements provide that transit from Telmex may be used at a rate per minute which was Ps. 0.0626 for the month of December 2000, Ps. 0.0278 for the month of December 2001, Ps. 0.0304 for the month of December 2002 and Ps. 0.1111 for the month of December 2003.

      Long distance interconnection. Long distance carriers are required to ensure call termination by providing transit and direct or indirect interconnection. Since we view long distance services as a complement to our core local telephony business, we started our operations giving our customers the option to use our long distance services or those of other providers. As a result, we granted long distance carriers the option to pick up calls at our facilities. However, in May 2002, we obtained a waiver from COFETEL of the obligation to offer such option to our customers See “— Our Concessions — Long Distance.”

      We currently provide our long distance service only to our local telephony customers through our own network and leased facilities on a reselling basis.

Municipal and Other Regulatory Approvals

      Our transmission antennas and telecommunication sites are located in sites that may require municipal and federal approvals to operate. See “Risk Factors — Factors Relating to Maxcom — Our telecommunications network infrastructure has several vulnerabilities and limitations.”

BUSINESS

History and Development of the Company

      Maxcom Telecomunicaciones, S.A. de C.V. is a limited liability company (sociedad anónima de capital variable) with indefinite life, organized under the laws of Mexico on February 28, 1996. We were originally organized under the name “Amaritel, S.A. de C.V.” We changed our legal name to “Maxcom Telecomunicaciones, S.A. de C.V.” on February 9, 1999. Our legal name is also our commercial name.

      Our principal offices are located at Guillermo Gonzalez Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, Mexico, D.F. 01210, and our general phone number is (52) 55-5147-1111. Our website address, the contents of which are not part of, or incorporated into, this offering circular, is www.maxcom.com. Our agent in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

      In February 1997, we were awarded Mexico’s first competitive wireline local and long distance telephony concession, covering the Federal District of Mexico and over 100 cities and towns in the Gulf region for local service and the whole nation for long distance service. This concession has a term of 30 years. The local telephony portion of our concession was expanded in September 1999 to cover most of the Greater Mexico City area and a wider area within the Gulf region. In September 2001, our concession was further expanded to allow us to provide nationwide wireline local telephony service.

      In October 1997, we were awarded seven nationwide point-to-point and three regional point-to-multipoint microwave concessions. Each of these concessions has a term of 20 years.

      We commenced commercial operations on May 1, 1999. We are currently offering local, long distance and data services in Mexico City and the cities of Puebla and Queretaro.

      For the four years ended December 31, 2003, we invested approximately Ps. 1,802.5 million in capital expenditures, primarily for the buildout of our infrastructure.

      For the six months ended June 30, 2004, we invested Ps. 84.3 million (approximately U.S.$7.3 million) in capital expenditures primarily to continue the build out of our network.

Business Overview

      We are a growing facilities-based telecommunications company operating in the competitive local exchange carrier market in Mexico. We are focused on developing our network and support infrastructure required to provide local as well as long distance and other value-added services to targeted small and medium-sized businesses and residential customers within our concession areas. In particular, we believe that the cities of Mexico, Puebla and Queretaro, where we currently operate, and certain other cities where we are planning to operate in accordance with our nationwide concession, offer opportunities for growth in telecommunications use as a result of the combination of a relatively large population, low subscriber line penetration by international standards and economic growth. We anticipate a large and growing demand for telephony services in these regions. See below “— Our Markets — Concession Areas” for a more complete description of the nationwide concession.

      The construction of our telecommunications network is based on a smart-build, customer-driven, modular platform that utilizes a combination of fiber optic, copper wire and microwave transmission technology. This methodology enables us to provide fast service to our target markets, reduces the time lag between the incurrence of capital expenditures and the generation of revenues and increases flexibility to accommodate a changing market environment. To operate our network, we have constructed three central switching offices located in Mexico City, the City of Puebla and the City of Queretaro. We have a 170-kilometer fiber optic link connecting Puebla and Mexico City and a 266-kilometer fiber optic link connecting Queretaro and Mexico City, which is part of our new 2,011-kilometer fiber optic backbone connecting Mexico City and Laredo, Texas.

      As of June 30, 2004, we had in service three state-of-the-art Lucent Technologies 5ESS switches.

      In August 2002, we acquired from Bestel, S.A. de C.V. two strands in a 2,011-kilometer fiber optic backbone covering the cities located between the cities of Toluca, Puebla, Mexico City, Queretaro, Celaya, Irapuato, Guadalajara, Leon, Aguascalientes, San Luis Potosi, Saltillo, Monterrey, Nuevo Laredo and Laredo, Texas. This fiber optic backbone includes a border crossing with the United States.

      We believe that the combination of our smart-build network construction strategy, our position as a customer service-oriented provider, our focus on quality and reliability and our state-of-the-art network and systems will allow us to benefit from the expected growth of the Mexican telecommunications industry.

      We position ourselves as a fully integrated telecommunications provider for our customers. In addition to our existing local, long distance and data services, we offer value-added products such as broadband (xDSL), high-speed dedicated and dial-up Internet access, domestic and international dedicated lines and VPN. We are currently expanding our product portfolio by adding other services, such as web-hosting and network-managed security services (firewalls) through strategic alliances with third parties.

      According to our market research, our target customers value highly, among other things, quality service, accurate billing and competitive pricing. Our marketing strategy focuses on these key elements:

•	competitive prices that are 5% to 15% below current market levels;

•	“one-stop-shopping” service, such as our “all-in-one-bill” feature (which allows our customers to receive a single invoice containing all local, long distance, data and Internet services together); and

•	state-of-the-art call center equipped with a Customer Relationship Management Program (also known as CRM) application software to receive all customer inquiries including around-the-clock customer care availability.

Strategy

      We intend to capitalize on our competitive strengths to become a leading telecommunications provider in Mexico. We have been focused on executing a strategy of growth in our existing markets and expansion in accordance with our nationwide concession. This strategy includes the following components:

Capture Unmet Demand for Telephony Services

      We seek to capture unmet demand by targeting small and medium-sized businesses and residential customers that are looking to expand their telecommunications capacity or that do not currently receive the types of products and services we offer. We believe that the potential for expansion in the Mexican telecommunications market is significant given the low teledensity rate, which was 15.7 telephone lines per 100 inhabitants as of December 31, 2003, the increasing level of competition and the development of the Mexican economy.

Build Our Network an a Demand-Driven, Modular Basis

      We build our network based on customer demand. We first identify city areas with the largest potential for new lines, which we refer to as “clusters,” in the markets that we serve through various market research techniques. We then carry out the network buildout in tandem with increased sales and promotional efforts targeted at customers within the cluster. This parallel track minimizes the time lag between the incurrence of capital expenditures and the generation of revenues, and allows a choice of technology and construction method based on the particular needs of the cluster. We refer to this approach as our “smart-build” strategy.

      We also build our network on a customer demand basis to support small and medium-sized enterprises in buildings or locations other than “clusters.” We refer to these locations as “single sites.” When our corporate sales people identify a potential opportunity, we analyze its technical feasibility, the costs associated with providing the service within such locations and the potential revenues, in order to determine whether it is prudent to offer our services there.

      From these “single sites,” in some cases, we are able to deploy cooper wire into an area of two or three blocks, expanding our coverage with practically the same cost.

Differentiate Product Offerings Based on Features and Price

      We believe that we can differentiate ourselves from competitors by offering a variety of quality products that meet the specific needs of our customers. To that end, we seek to develop customer loyalty and brand awareness by informing consumers about the telecommunications services that we offer and by helping them to differentiate between the various telecommunications services available in the market. We also seek to offer our services at competitive prices that are 5% to 15% lower than the prevailing market price in order to build our customer base. See “— Pricing.”

Deploy Cost-Efficient Technology

      We use a cost-efficient technology to deploy our network and serve our customers. Our current network consists of optical fiber, copper lines and microwave technology which we deploy to particular customers based on deployment cost, time to market, time to revenue, time to profitability, quality and reliability in our service.

      Our technology platform allows us to provide xDSL services, dedicated Internet access lines, POTS and ISDN services, among others. In addition, due to additional duct capacity in our current facilities, we are able to deploy fiber-to-the-home (FTTH) services whenever customer premises equipment technology is available at reasonable prices. Our microwave rings allow us to reach customers throughout our market in a cost efficient manner and allow us to build network clusters that can reach from 1,500 to 6,000 lines.

Capitalize on our Nationwide Local Telephony Concession

      In September 2001, our local telephony concession was expanded, allowing us to provide service to all of Mexico. This provides us with an opportunity to target small and medium-sized businesses and residential customers within our new concession areas who we believe are willing to evaluate other alternatives as they look for better service, higher reliability and lower tariffs. In September 2002, we acquired two strands in a 2,011-kilometer fiber optic backbone from Mexico City to Laredo, Texas. We believe this acquisition is a key element for our nationwide expansion using our own independent network. As part of this strategy, we have already expanded our coverage area to the City of Queretaro, one of Mexico’s fastest growing cities.

      In addition, we believe that the quality of our product and services offerings gives us a competitive advantage in many regions within our nationwide concession area, as experienced in the City of Puebla, where in December 2003 our number of lines in service grew by 12.1% and where we installed 11.9% of net additions in the whole state of Puebla according to COFETEL.

      In February 2004, we incorporated a wholly owned subsidiary, Maxcom USA, Inc., in the State of Delaware, U.S. Also, in February 2004, Maxcom USA, Inc. applied to the U.S. Federal Communications Commission (FCC) to obtain a license under section 214 of the Communications Act of 1934 to provide international telecommunications services between the United States and international points, mainly Mexico (also known as a “214 License”). The FCC granted the license in March 2004. Maxcom USA, Inc. has not yet initiated significant operations in the U.S.

Our Markets

Concession Areas

      In February 1997, we were awarded Mexico’s first competitive local and long distance telephony concession, covering the Federal District of Mexico and over 100 cities and towns in the Gulf region for local service and nationwide for long distance service. In September 1999, we received the approval of the SCT and COFETEL to provide local telephony services in several municipalities contiguous to the Federal District, which are part of Mexico City, as well as in selected additional cities in the Gulf region. In

September 2001, our local service concession was expanded to cover all of Mexico. Under our concession, we were required to start providing service to the City of Queretaro during 2003 and are required to start providing services to the cities of San Luis Potosi, Veracruz and Toluca by 2004; Leon, Guadalajara and Tehuacan by 2005 and Oaxaca and Aguascalientes by 2006. We started operations in the City of Queretaro in November 2002.

      We commenced commercial operations in Mexico City in May 1999. Mexico City has the nation’s greatest concentration of service and manufacturing industries and is also the center of Mexico’s public and financial services sectors. In 2000, Mexico City had a population of approximately 16.5 million people, according to the Instituto Nacional de Estadistica Geografica e Informátiea, or “INEGI”. Although the Federal District, which covers most of Mexico City, has the highest teledensity rate in Mexico at approximately 39.5 telephone lines per 100 inhabitants as of December 31, 2003, we believe that significant unmet demand for high-quality local telephony services in Mexico City remains. As of June 30, 2004, we had 80,985 lines in service in Mexico City.

      We commenced commercial operations in the City of Puebla in May 1999. Puebla is the fifth largest city in Mexico, with a population of approximately 1.6 million people in 2000 according to INEGI. In the City of Puebla we have expanded our market share in local telephony service from 2.5% in 2000 to 7.2% in 2001, to 9.5% in 2002 and to 15.4% in 2003. As of June 30, 2004, we had 63,222 lines in service in the City of Puebla, as compared to 59,382 lines in service as of December 31, 2003. According to COFETEL, these new lines represented 11.3% of all the new lines installed in the whole state of Puebla as of June 30, 2004.

      We also commenced commercial operations in the City of Queretaro in November 2002. Queretaro is the 24th largest city in Mexico, with a population of 787,341 people in 2000 according to INEGI. As of June 30, 2004, we had 3,031 lines in service as compared to 2,878 lines in service as of December 31, 2003. According to COFETEL, in 2003, we installed 3.8% of all new lines installed in the whole state of Queretaro.

     Clusters and Single Sites

      We have developed a comprehensive marketing strategy that starts by identifying city areas with the largest potential for new lines, which we refer to as “clusters.” We use a variety of techniques to identify potential clusters, including canvassing, plotting of potential clusters and database marketing. Once a cluster is identified, a map of the geographic area is produced and the cluster is defined. A cluster becomes the basis for network design and deployment and for the launching of focused field sales and marketing one-on-one efforts.

      Our cluster strategy is divided into three stages:

•	Identify clusters through market research. Our market research is designed to identify small- and medium-sized businesses and residential customers. Once we identify potential customers within the clusters, according to the marketing sales forecast we design the deployment of the access network to cover them. We perform a return on investment analysis for each cluster to assure that the investment made in such cluster meets our return benchmarks.

•	Deploy clusters through the implementation of a sales plan for each cluster based on our network deployment schedule. We promote our services at the same time that we build our network.

•	Fill in clusters by offering our services to all customers within the cluster.

      We also build our network on a customer demand basis to support small and medium-sized enterprises in buildings or locations other than clusters. We refer to these locations as “single sites.” When our corporate sales people identify a potential opportunity we analyze its technical feasibility, the costs associated with providing the service within such locations and the potential revenues, in order to establish whether it is convenient to offer our services there.

Our Network

     Buildout Strategy

      We build out our network on a modular basis. Once a cluster has been identified in a joint effort by our marketing, engineering and sales departments, we build our network in clusters varying from 1,500 to 6,000 lines. To ensure the highest quality service to our customer, we install 24-gauge copper wire and limit the distance between our backbone network and the customer premises to four kilometers. These attributes also allow us to provide to our customers voice and data services, such as xDSL services with bandwidth of up to 4Mbps.

      We standardize all our Lucent and Advanced Fiber Communications (also known as AFC) equipment to assure consistent, cost efficient, high quality service and also to enable us to use the same access equipment for all of our services.

     Network Backbone

      At June 30, 2004, our network backbone consisted of one owned 170-kilometer 24 strand fiber optic link between Mexico City and the City of Puebla with three optical regenerators at halfway points and two strands in a 2,011-kilometer fiber optic link covering cities between Mexico City and Laredo, Texas. This fiber optic backbone includes 13 cities (Laredo, Nuevo Laredo, Monterrey, Saltillo, San Luis Potosi, Aguascalientes, Leon, Irapuato, Guadalajara, Celaya, Queretaro, Mexico and Toluca) and six optical regenerators. We have installed Digital Wavelength Division Multiplexing (also known as DWDM) equipment, with a maximum growth capacity of 32 Lambdas, each with 2.5 Gbps capacity. We have three Lambdas already installed, and we will install more Lambdas as needed to meet our customers’ requirements. We have the capability with this link to transmit synchrony links, LAN network links, long distance links and dedicated links. We have also installed three Lucent Technologies 5ESS digital switches in Mexico City and the cities of Puebla and Queretaro with a total capacity of 141,000 trunks. Our switch in Mexico City is connected to four different nodes in the city’s public switched telephone network, some by our own fiber ring and some by leased fiber capacity. Our switch in Puebla is connected to four different nodes in the city’s public switched telephone network by our own fiber ring. Our switch in Queretaro is connected to two different nodes in the city’s public switched telephone network by our own fiber. We also lease capacity to connect to long distance networks.

      In June 2000, we finished constructing a lighted 144-strand, 57-kilometer fiber optic ring in the City of Puebla. We also acquired six strands of dark fiber for approximately 175 kilometers in metropolitan rings in Mexico City and obtained an option for additional capacity in future fiber optic rings also in Mexico City. In addition, the infrastructure is in place to provide local telephony service to five towns located along our Mexico City-City of Puebla fiber optic link.

      We use our own fiber optic rings to connect our microwave nodes to the fiber rings in order to transport the telephone and data communications from our customers to the telephone switch and from there back to our customers or to the public switched telephone network. We also use this fiber to provide to our customers dedicated links and dedicated Internet links that we connect through our fiber and also by leased capacity to the Internet backbone.

     Last-Mile Connectivity

      The last-mile connectivity portion of our network is comprised of a mix of wireline and wireless access technologies. We use point-to-point microwave transmission technology for fast deployment to clusters and single site locations. We have point-to-point frequencies in the 15 and 23 GHz band forming a complex microwave network throughout Mexico City and the cities of Puebla and Queretaro. We use microwave links to connect customers that cannot be immediately connected to our own fiber network, provided the yield on the capital expenditures required is in accordance to our investment parameters. We also have a point-to-multipoint concession for the 10.5 GHz band, covering a portion of the Gulf region.

      We also use wireline access to provide service to clusters. Clusters generally have an area ranging between one and four kilometers in diameter. An average of 50 kilometers of cable plant is required to provide last-mile connectivity within the clusters.

      We use copper wire feeder and distribution facilities placed from the host or remote site along rights of way with a mix of aerial and underground construction. Aerial is our preferred and most used method because of its cost of construction advantage. Underground cable is placed using either the open trench or directional boring methods of construction. The size of the cable is based on the anticipated number of customers in each cluster’s influence area as forecasted by our marketing research. We also integrate fiber optic and Digital Subscriber Line Access Multiplexer (also known as DSLAM) facilities in the distribution plant to allow us to provide broadband services.

     Switching

      We have a Lucent Technologies 5ESS digital switch in Mexico City, and in the cities of Puebla and Queretaro. Our switch in Mexico City is currently equipped for 86,000 trunks, and new switches will be installed as the maximum capacity of the existing switches is reached. Our switch in the City of Puebla is equipped for 37,000 trunks. Our switch in the City of Queretaro is equipped for 18,000 trunks. Each trunk can generally carry between one and three lines, depending on whether it serves a residential or a business customer. Our equipment capacity is scaleable at incremental costs according to customer demand.

      The switches are capable of providing analog lines, E1 digital lines, digital high-speed data services, centrex services and operator-assisted services. In addition, they can provide private analog lines, private clear-channel digital lines, data transmission and value-added services.

      Our switches also have a synchrony network that is designed to assure a proper synchronization of every call that is made in the cities we serve and to assure proper synchronization with the public switched telephone network as well as any other carriers with whom we connect. We also have two STPs (Signaling Transfer Point) in Puebla, four in Mexico City and two in Queretaro, to assure the proper signaling in our interconnection with all other carriers.

     Operational Support Systems

      We have a network operations and control center in Mexico City which oversees, administers and provides technical support to all service areas. Our center, which uses Hewlett Packard and Sun Microsystems hardware and Lucent Technologies software, controls and monitors, among other systems, all of our network, microwave, fiber, access equipment, data equipment, synchrony, signaling and energy systems. Our center allows us to manage a multi-vendor network with the greatest efficiency possible, and to identify problems early in order to utilize available redundancy and repair the damaged part of the network.

      Our operational support systems are designed to allow us to differentiate ourselves in the marketplace by being able to:

•	offer a flexible, large selection of services;

•	provide tailored service packages;

•	quickly introduce products and services;

•	deliver near real-time activation and disconnection;

•	deliver a high quality of service;

•	minimize activation errors; and

•	provide accurate and timely billing services.

      Our information technology strategy is to implement operational support systems possessing a high level of functionality and flexibility from the service order to the delivery of customer invoices. The systems include the following functional features:

•	Spanish language support for invoices and documentation;

•	a high degree of integration between all operational support systems components;

•	flow-through of information, provisioning and service activation;

•	capabilities to monitor, manage and resolve network problems;

•	allowance for growth on a modular scalable basis; and

•	support of administrative operations for financial controls.

Our Services

      Our primary focus of service is local telephony, particularly the provision of high-quality, flexible last-mile connectivity to small and medium-sized businesses and residential customers. We offer long distance service as an integrated value-added service for our local telephony customers. We do not offer our long distance service separately from our local telephony service.

      We currently provide value-added services such as: voice mail, speed dialing, call waiting, call forwarding, three-way calling, call blocking, caller identification and multi-line hunting. We also provide digital high-speed connectivity, dial-up Internet access, dedicated Internet access and Service Level Agreements (also known as SLA) for both voice and data services.

Service Products

      We seek to offer high-quality telephony service products combining (1) competitive prices that are between 5% and 15% below current market levels, (2) a wide range of value-added solutions and (3) superior customer service. The following are the service products we currently offer to our customers.

•	LineaMax Residencial. This is a service for residential customers that provides a high-quality telephone line. The features offered under this product include voice mail, call waiting, call forwarding, three-way calling, call blocking, speed dialing and unlisted numbers.

•	LineaMax Comercial. This service, which is offered to business customers, is identical to LineaMax Residencial, except that it also includes multi-line hunting.

•	CentralMax. This service provides business customers with all the functions of a private branch exchange using centrex technology, without having to acquire and maintain equipment. The features offered under this product include call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call blocking, single digit access to attendant and distinctive ringing. Optional solutions include voice mail, music-on-hold, multi-line hunting and attendant services.

•	Larga Distancia Max. This service provides domestic and international long distance. We do not offer our long distance service separately from our local telephony service. See “Supervision and Regulation of the Mexican Telecommunication Industry — Our Concessions — Long distance” for a description of significant special charges we would have to pay Telmex if we decide to provide long distance service to customers other than our local telephony customers.

•	TroncalMax Digital. This service provides digital trunks for business customers that need highly reliable access to and from the public telephone network through their existing Private Branch Exchange (also known as PBX). This service is sold in groups of 10, 20 or 30 trunks. The groups can be configured with direct inward dial (DID), direct outward dial (DOD), caller identification or main telephone number assignments.

•	TroncalMax Analógica. This service, which is offered to business customers, provides connectivity to analog PBX or key systems. The features available with this product are multi-line hunting, caller identification and call barring.

•	Internet Max. This service uses a traditional POTs line and modem to provide dial-up Internet access allowing users to navigate on the Internet at speeds of up to 56 Kbps, depending on the number of users accessing the Internet at the same time, since it is a shared service. We provide this service to customers, regardless of whether they have a Maxcom line or not.

•	Speedy Max (ADSL (128,256 and 512 Kbps and 1 and 2 Mbps)). Asymmetric Digital Subscriber Line (also known as ADSL) is a transmission service that turns ordinary telephone lines into high-speed data connections. It is a digital data service that provides telecommuting capabilities at speeds much faster than standard modems. With ADSL it is possible to have secure, dedicated links to the Internet or a company’s LAN at a high-speed transmission.

•	AsistelMax. This service, which we launched in April 2002, provides basic telephone medical and home assistance to our residential customers in case of emergency.

•	1-800 Numbers. This service is available for our customers interested in receiving toll-free calls into their call centers or businesses.

•	Dedicated Internet Access. This service offers Internet access at high speed within a clear channel access to the Internet backbone.

•	Digital Private Lines. This service provides highly reliable dedicated circuits between two or more physical locations. Digital private lines are designed to integrate voice, data and video private networks over a single physical link. Digital private lines are, in effect, leased lines for exclusive/private use with no limitations in usage, available 365 days a year, with no restrictions in amount of traffic.

      As part of our product portfolio strategy, we are developing strategic alliances with third parties in order to provide new services. These new services include web services such as hosting web applications, managed network security (firewalls) and domain name administration for small and medium-sized business.

      We believe that our products will help us capitalize on the significant data applications growth expected in Mexico and help us increase our participation in the small and medium-sized business market. In particular, we believe that the combination of voice and data services constitutes an attractive set of product services for those customers enabling us to compete more effectively in such market.

Pricing

      We generally seek to maintain our competitive prices 5% to 15% below current market levels. We offer simple pricing plans in order to assure customers of the integrity of the billing process. Our pricing structure rewards long-term commitments by increasing discounts in relation to the length of the commitment. We also provide discounts to high-usage customers that are likely to generate a significant outflow of calls.

      We pay interconnection charges to other carriers on a per minute basis. However, the common practice in the Mexican market is to charge customers on a per-call basis for local service. We seek to minimize the risk associated with this mismatch between our revenues and costs; for long holding time customers, we have, in some cases, implemented a per minute charge plan to be consistent with our interconnection fees that are on a per minute basis.

      During the second half of 2002, we introduced voice line and ADSL service that for a fixed monthly charge includes the rental of the lines, unlimited local calling, a specified amount of long distance and mobile minutes, and high-speed Internet access. This offering is mainly targeted to small- and medium-sized businesses.

Marketing and Sales

     General

      We seek to develop brand name recognition by using our corporate name, logo and product names consistently to portray a unified image. We conduct publicity drives within target clusters to small-and medium-sized businesses and to residential customers. We seek to differentiate ourselves from our competitors by our pricing, consistent quality and reliability of first-to-market technology, one-stop shopping, comprehensive billing and speed of line activation.

     Sales and Distribution Channels

      We focus our sales efforts within clusters using door-to-door sales and telemarketing promotions. We promote our services primarily through advertisements on radio, billboards, in-building promotions, press and magazines. As we commence the deployment of our network within a cluster, we intensify our promotion efforts through our direct sales force in such cluster.

      Our direct sales approach is to assign sales representatives or teams to locations within a cluster or to single sites.

      At June 30, 2004, we employed 46 internal salespeople and 192 external sales agents. We assign our sales force based on territory, product or market segment, depending on their background and experience. The compensation structure for our sales force is tailored to attract and retain high achievers by providing a base salary and a bonus component. Sales commissions are paid only after the new line is installed.

      Our sales force is recruited from other telecommunications providers and systems integrators. Candidates for our sales force undergo extensive training that covers the industry of telecommunications, our products, our internal procedures and markets and sales. In its sales effort, our sales force uses, among other things, multimedia presentations, corporate videos and corporate and product brochures.

      In addition to our sales force, we are developing other distribution channels, including store fronts, agents, distributors, outsourcing and telemarketing.

     Customer Service

      We seek to differentiate ourselves by providing superior and consistent customer service. Our customer service group is divided into three areas:

•	centralized answering point. This area responds to calls to our customer care telephone numbers in Mexico City and the cities of Puebla and Queretaro 24 hours a day, seven days a week. Many prospective and existing customers use our centralized answering point for all types of queries, including queries regarding area codes, rates, billing and line installation and changes.

•	walk-in center. We have three walk-in centers in Mexico City, three in the City of Puebla and one in the City of Queretaro for prospective and existing customers who wish to make inquires in person regarding our services. Our hours of operation are 9:00 a.m. to 6:00 p.m. on Mondays through Fridays and from 9:00 a.m. to 2:00 p.m. on Saturdays.

•	centralized trouble-shooting center. This area responds to calls in Mexico City and the cities of Puebla and Queretaro. This center is available 24 hours a day, seven days a week and handles technical problems, inquiries and complaints.

      Customers may access their billing statements through our website and link to the websites of two major Mexican banks to effect payment. In addition, customers may pay their bills through automatic credit card monthly charges, cash payments at three of the largest Mexican banks, or at our walk — in centers located in Mexico City and the City of Puebla. We also assist our customers with new service requests and product information.

Credit, Billing and Collection

      We carry out credit checks on all our potential business customers that request more than two lines using a leading Mexican credit bureau. Depending on the result of the credit check, we may request a deposit, promissory note, bond or standby letter of credit.

      For business customers with an imperfect credit history we require a one to three-month deposit, which is calculated based on the number of lines contracted. For call centers and other high-usage customers, we may require higher deposits, collect on a prepaid or weekly basis and undertake a closer monitoring of call activity. We do not perform credit checks for business customers with one or two lines.

      In addition, we do not perform credit checks for residential customers. Our sales representatives are required to verify the identity and address of our residential customers.

      For our billing process, we use state-of-the-art technology including an Ericsson/ Hewlett-Packard billing mediation platform and a Kenan Systems/ CSG product billing platform interfaced with our customer service system.

      We perform seven billing cycles per month for our business customers and five billing cycles per month for our residential customers. We invoice customers monthly on a staggered basis, except in instances that customers represent a greater credit risk in which case we may invoice weekly. For regular customers, we process and print our bills within four days after the close of each cycle. Customers then have 21 days to pay the bill after the cut-off date.

      For customers with one to six lines, if a bill is past-due for more than two days, we leave a reminder message on their phone. If the bill remains unpaid for five additional days, we restrict service allowing incoming calls only. If the bill remains unpaid for seven additional days, we suspend the service. If the bill remains unpaid for another seven days, we again allow incoming calls but only in order to contact our customer through the telephone line, negotiate and collect the payment. After a bill is 30 days past-due, we visit customers having such unpaid and uncollected accounts at their homes in order to collect payment. If no payment is received after 90 days, we disconnect the line, and the receivables are assigned to collection agencies. If the bill remains unpaid past such period, we may assign the receivables to another collection or legal agency.

      For our customers with a service history of 12 months or more, we have more flexible terms, and we restrict and suspend their service if their accounts are unpaid 15 days later than for our newer customers. For customers with more than six lines, we use the same process as the one described above, except that we use a personalized approach where we try to negotiate payment terms before imposing any restriction, suspension or disconnection of the service. We may suspend service when an invoice is at least 30 days past due. However, in the case of high-usage customers, we may suspend service when an invoice is at least one day past due.

      We have a CRM/ Siebel system to support our business growth, which is focused on customer service, collection, training sales force and enhance marketing. Our initial investment for this program was U.S.$3.3 million, and our strategic partner in this program is Siebel, a software company. Our CRM strategy during 2004 will be to add new business processes related directly to the customer’s information, within our current architecture.

Competition

      We primarily compete in the local telephony market on the basis of customer service, value-added products and price. Our direct competitors are wireline and fixed wireless local telephony operators, although we also face competition indirectly from mobile wireless operators.

      We do not compete directly in the long distance retail market (offering presubscription). Although we provide long distance service, we position such service as an integrated value-added service for our local telephony customers. As a result, in the retail market, we do not offer our long distance service separately from our local telephony service. See “Supervision and Regulation of the Mexican Telecommunications

Industry — Our Concessions — Long distance” for a description of significant special charges we would have to pay Telmex if we decide to provide long distance service to customers other than our local telephony customers.

      However, we will compete directly in the wholesale long distance market in the cities where we have our fiber optic network, once we have long distance interconnection with Telmex for such purpose.

      Our core strategy is to service underserved markets by targeting new customers that do not currently receive the type of products and services that we offer. In particular, our intention is to service markets with lower teledensity rates that are also underserved by Telmex.

Telmex

      Our main local telephony competitor is Telmex, the incumbent carrier and former government-owned telecommunications monopoly. Telmex has significantly greater financial and other resources than those available to us. In addition, Telmex has an established customer base, which represents substantially all of the wireline local telephony lines in Mexico. Telmex customers still represent the main destination of outgoing calls from our network, therefore local interconnection with Telmex is critical to our operations.

Other Competitors

      We also face competition in local telephony from companies that were awarded concessions in recent years. The more significant of these competitors are Alestra, Avantel Servicios Locales S.A. (“Avantel”), Axtel, S.A. de C.V. (“Axtel”), Megacable Comunicaciones de México, S.A. de C.V. (“Megacable”) and Unefon.

      Avantel, in which MCI is a shareholder, was awarded a long distance service concession in September 1995 and a local telephony concession in April 1999. Avantel offers nationwide long distance services and local services in several cities, including Mexico City, Monterrey and Guadalajara.

      Alestra, in which AT&T Corp. is a shareholder, was awarded a long distance service concession in December 1995 and a local telephony concession in June 2000. In addition, Alestra has a point-to-point microwave frequency concession in the 15 and 23 GHz band range, a point-to-multipoint microwave frequency concession in the 10.5 GHz band range and a point-to-point national wireless telecommunications concession in the 7 GHz band range. Alestra offers nationwide long distance services and local service in Mexico City, Puebla, Monterrey and Guadalajara.

      Alestra and Avantel are using their local telephony concessions to service primarily the corporate business segment. We believe that they have recently started to target the small-and medium-sized business agreement.

      Axtel was awarded a nationwide local telephony and long distance concession in June 1996, and fixed wireless local loop frequencies in the 3.4 to 3.7 GHz band in May 1998. Axtel commenced commercial services in the northern city of Monterrey in July 1999, in Mexico City in May 2000, and in Guadalajara, Puebla, Toluca and Leon during 2001. Axtel targets the high-end residential and the small-and medium-sized business segments. Axtel’s strategy includes packages with unlimited local calls at a fixed rate.

      Other competitors such as Megacable, Marcatel and MetroRed that have local telephony concessions have a market approach that is not massive but rather seek to offer services to specific customers within specified coverage areas. We believe that Megacable, Marcatel and MetroRed do not represent strong competition in the short term.

      Unefon won nationwide concessions for fixed wireless local loop frequencies in the 3.4 to 3.7 GHz band and in the PCS 1.9 GHz band in May 1998. Unefon began commercial operations using the 1.9 GHz band in Toluca in early 2000 and has initiated significant operations in Mexico City, Puebla, Monterrey and Guadalajara, among other cities, but it has focused mainly on mobile telephoning. We believe that Unefon will begin to focus on the fixed wireless telephony market in the near future.

Organizational Structure

      Maxcom has only two Mexican subsidiaries, Corporativo en Telecomunicaciones, S.A. de C.V. and Maxcom Servicios Administrativos, S.A. de C.V., each a Mexican limited liability company (sociedad anónima de capital variable), that provide corporate services to Maxcom. Maxcom owns all of the capital stock of the subsidiaries, except for one share of each, which share is owned by the other subsidiary. This organizational structure is mandated by Mexican law which requires that limited liability companies have a minimum of two stockholders.

      In February 2004, we incorporated a wholly owned subsidiary, Maxcom USA, Inc., in the State of Delaware, U.S. Also, in February 2004, Maxcom USA, Inc. applied to the FCC to obtain a 214 License to provide international telecommunications services between the United States and international points, mainly Mexico. The FCC granted the license in March 2004. Maxcom USA, Inc. has not yet initiated significant operations in the U.S.

Property, Plant and Equipment

      We currently lease the buildings and/or the land where our operations are carried out and our microwave transmission equipment and switching centers are located.

      We lease space for administrative offices in Mexico City and in the cities of Puebla and Queretaro. Our main headquarters are located in Santa Fe, Mexico City in a building leased for a five-year term that expires on February 26, 2007 and that is renewable for two additional five-year terms. This building is comprised of 115,110 square feet. In November 2003, we subleased 29,870 square feet of our main headquarters until February 26, 2007. This sublease agreement is renewable for two five-year terms, provided we decide to renew our lease agreement. The price per square feet on our sublease agreement is exactly the same as we are charged under our lease agreement, therefore we accounted for the rent we received under sublease agreement as a reduction of the rent rather than as income.

      In May 2003, we reached an agreement with our landlord at our former headquarters in Magdalena, Mexico City. Pursuant to this agreement, we retained a leasehold interest through May 2013 on the first floor, where one of our Lucent 5ESS switches is located, and a portion of the roof-top, where we have microwave transmission antennas and a section of the basement, which will be used for parking and to place some of our electric equipment that supports the switch. We were also released from our lease obligations on approximately 35,887 square feet plus parking space of the building originally running through September 30, 2013. In exchange for the new lease and the releases, we agreed to prepay the full, ten-year lease obligations on the first floor, the roof-top and a portion of the basement, as well as pay past-due lease payments dating back from October 2002 through April 2003. All these payments aggregated U.S.$2.7 million and were paid in installments though May 2004.

      Our offices in the City of Puebla are leased for a 10-year renewable term that expires on March 25, 2008. These offices in Puebla are comprised of 14,100 square feet and hold one of our Lucent Technologies 5ESS switch. We have a branch office in Puebla that is leased for a five-year term that expires on June 1, 2004, renewable for one similar additional term. This building is comprised of 1,350 square feet. We also have a space leased for the parking of our vehicular fleet for a five-year term that expires on September 17, 2007. This parking space is comprised of 13,185 square feet.

      Our offices in the City of Queretaro are leased for a 15-year renewable term that expires on August 1, 2017. These offices in Queretaro are comprised of 12,012 square feet. We have a branch office in Queretaro that is leased for a 15-year term that expires on June 23, 2017. This branch office is comprised of 33,947 square feet and holds one of our other Lucent Technologies 5ESS switch.

      In July 2003, the lease agreement for a 96,900 square feet industrial warehouse in Mexico City expired, and we did not renew such lease. On August 1, 2003, we leased a smaller warehouse comprised of 28,620 square feet for a two-year term that expires on July 31, 2005. In addition, we lease approximately 102 other sites, located throughout Mexico City and of Puebla that are used as hosts or single-site buildings. We believe that our facilities are adequate for our present needs and are suitable for their intended purposes.

Employees

      As of June 30, 2004, we had 622 employees. Of our total employees, 136 were hired and are managed through an external agency while 31 are unionized and covered by the terms of a collective bargaining agreement that we entered into with the National Union of Telecommunications, Communications, Cybernetics, Electric, Electronic and Similar Products Workers of the Mexican Republic (Sindicato Nacional de Trabajadores de Telecomunicaciones, Telefonía, Comunicaciones, Cibernética, Productos Eléctricos, Electrónicos, Similares y Conexos de la República Mexicana). This agreement has an indefinite term and is reviewed annually with respect to compensation and every two years with respect to employee benefits. We have not experienced any strikes or work stoppages and believe that our relations with our employees are satisfactory.

      In addition, we also had 192 external sales agents as of June 30, 2004.

Legal Proceedings

      We are not currently party to any material legal proceedings other than as described below.

Lease Termination Agreement

      In September 2002, we commenced actions before the Lease Courts for the Federal District of Mexico against Messrs. Zaga Romano, Zaga Buzali and others (collectively, the “landlord”), seeking the termination of a 15-year lease (expiring on September 30, 2013) of 70,500 square feet plus parking space in a building on Magdalena, Mexico City, which was our former headquarters. The action was based on claims of miscalculation of lease payment amounts and breaches of certain city compliance regulations. The landlord counter sued alleging failure to make lease payments.

      In May 2003, we reached an agreement with our landlord at our former headquarters in Magdalena, Mexico City. Pursuant to this agreement, we retained a leasehold interest through May 2013 on the first floor, where one of our Lucent 5ESS switches is located, and a portion of the roof-top, where we have microwave transmission antennas and a section of the basement, which will be used for parking and to place some of our electric equipment that supports the switch. We were also released from our lease obligations on approximately 35,887 square feet plus parking space of the building originally running through September 30, 2013. In exchange for the new lease and the releases, we agreed to prepay the full, ten-year lease obligations on the first floor, the roof-top and a portion of the basement, as well as pay past-due lease payments dating back from October 2002 through April 2003. All these payments aggregated U.S.$2.7 million and were paid in installments though May 2004.

Significant Unpaid Receivable

      We have initiated criminal and commercial actions against Americana de Sistemas, S.A. de C.V. for the failure to pay approximately Ps. 6.4 million in telecommunications services. This service usage, which was incurred over several days, was detected by our fraud prevention system but was not noticed by our monitoring personnel, which has been significantly reduced as a result of our cost-cutting measures. See “Risk Factors — Factors Relating to the Mexican Telecommunications Industry — Fraud increases our expenses.”

Fraud on Payment of Labor Quotas to the Mexican Institute of Social Security (IMSS)

      We initiated criminal and commercial actions against Banco Santander Serfin, S.A. and Banco Nacional de México, S.A. (also known as Banamex) for a fraud committed against us in the payment of the bi-monthly labor quotas to IMSS. We presume the fraud was committed by the personnel of the above-mentioned banks by paying a check issued to the sole beneficiary of the IMSS to another person. We still do not know the identity of the final beneficiary of the funds and the banks have refused to provide us with this information claiming the applicability of bank secrecy regulations.

MANAGEMENT

Directors and Senior Management

Directors

      Our Board of Directors is responsible for the management of our business. The current members of the Board of Directors were elected at a shareholders’ meeting held on August 23, 2004. Pursuant to the 2002 capital restructuring described in “Principal Shareholders,” our series A and A-1 shareholders, voting together as a class, appoint five directors. The remaining four directors are appointed by our series B and B-1 shareholders, voting together as a class. Pursuant to the terms of the Securityholders Agreement described in “Principal Shareholders” which became effective upon the consummation of the 2002 debt restructuring and recapitalization, the four series B and B-1 directors are now selected from among nominees proposed by Bank of America/ Nexus.

      Series N-2 shareholders have the right to appoint an observer to our Board of Directors for so long as the series N-2 preferred shares represent at least 3% of the outstanding capital stock of the Company or, so long as any series N-2 preferred stock remain outstanding and at least U.S.$17.5 million aggregate principal amount of the Old Notes remain outstanding. This observer, who is not a member of the Board of Directors, has the right to attend meetings of the Board of Directors but is not entitled to vote. In the event that Mexican foreign ownership restrictions are lifted, the series N-2 shareholders will be entitled to appoint one director, provided the series N-2 shares represent at least 10% of Maxcom’s outstanding capital stock.

      The following table presents information concerning our current directors (ages as of August 31, 2004):

Name	Position	Age

Adrián Aguirre Gómez	Series A and A-1 Director and Chairman of the Board	53
Manuel Rubiralta Diaz	Series A and A-1 Director	58
María Elena Aguirre Gómez	Series A and A-1 Director	52
Marco Provencio Muñoz	Series A and A-1 Director	44
Rodrigo Guerra Botello	Series A and A-1 Director	60
Roberto Chute	Series B and B-1 Director	29
Jacques Gliksberg	Series B and B-1 Director	46
Marco Viola	Series B and B-1 Director	39
Martin Molina	Series B and B-1 Director	27

      Miguel Sepúlveda Martínez, María Guadalupe Aguirre Gómez, Raul Guijarro de Pabo, Gilberto Solis Silva and María Trinidad Aguirre Gómez will serve as alternate Series A and A-1 directors during the absence of Adrian Aguirre Gómez, Manuel Rubiralta Díaz, Maria Elena Aguirre Gómez, Rodrigo Guerra Botello and Marco Provencio Muñoz, respectively. Jorge Cervantes Trejo will serve as an alternate Series B and B-1 director during the absence of any one of Roberto Chute, Jacques Gliksberg, Marco Viola or Martin Molina. Gonzalo Alarcón I. is the secretary of the Board and our General Counsel.

      Enrique Boilini was the board observer for the series N-2 shareholders until July 2003 when he resigned. As of August 31, 2004, such position remained vacant.

      Adrían, María Guadalupe, María Trinidad and María Elena Aguirre Gómez are siblings. Gilberto Solís Silva is the spouse of María Elena Aguirre Gómez. Rául Guijarro de Pablo is the spouse of María Trinidad Aguirre Gómez. Miguel Sepúlveda Martínez is the spouse of María Guadalupe Aguirre Gómez.

      Set forth below is a brief biographical description of our directors:

      Adrían Aguirre Gómez has been a series A, and after the 2002 capital restructuring a series A and A-1, director and Chairman of the Board of Maxcom since Maxcom’s incorporation in February 1996.

Mr. Aguirre also sits on the Board of Directors of Corporativo en Telecomunicaciones, S.A. de C.V., a subsidiary of Maxcom, Grupo Empresarial de Telecomunicaciones, S.A. de C.V., Operadora Plusgamma, S.A. de C.V. (formerly known as Recover, S.A. de C.V.) and Fundacíon Teletón. He has been the Chairman of the Board since December 1992 for Operadora Plusgamma, S.A. de C.V. In addition, he was a member of the Consulting Board of UNICEF Mexico from 1997 to 2003. Previously, Mr. Aguirre was CEO of Grupo Radio Centro, S.A. de C.V. from November 1968 to May 24, 1999 and a Director until May 1999. Mr. Aguirre is a certified public accountant and holds an undergraduate degree in accounting from the Instituto Tecnológico Autónomo de México (ITAM).

      Manuel Rubiralta Diaz has been a series A, and after the 2002 capital restructuring a series A and A-1, director of Maxcom since June 2002. Mr. Rubiralta is also the President and Chief Executive Officer of Bacardí Compañía, S.A. de C.V. Previously, Mr. Rubiralta was the Commercial Director of Corporate Accounts of Grupo Maseca, S.A. de C.V. from 1999 to 2000 and Vice-President of Grupo Televisa from 1996 to 1998. Mr. Rubiralta was the President of Pepsico de Mexico from 1993 to 1996. Mr. Rubiralta was the President of FEMSA in the United States from 1982 to 1991 and the Sales and Marketing Vice-President for FEMSA’s brewing operations in Mexico from 1975 to 1982. Mr. Rubiralta holds an undergraduate degree in business administration from the Universidad Nacional Autónoma de Mexico (UNAM).

      María Elena Aguirre Gómez was a series A alternate director from June 10, 2003 until August 22, 2004. Prior to that she was a series A director from 2000 until 2003. She also sits on the Board of Directors of MG Radio, S.A. de C.V., Radiocomunicacion Enfocada, S.A. de C.V. and Radiocomunicacion Saltillo, S.A. de C.V. Previously, Ms. Aguirre was an Alternate Director of Grupo Radio Centro, S.A. de C.V. and its subsidiaries and operating companies from February 1979 to May 1999.

      Marco Provencio Muñoz has been a series A, and after the 2002 capital restructuring a series A and A-1, director of Maxcom since May 2001. He is also a partner and head of the public relations practice at the consulting firm MBD: Mexico Business Development. During 2000, Mr. Provencio was the press secretary and the spokesman for the then Mexican President, Mr. Ernesto Zedillo. He served 14 years in the Ministry of Finance and Public Credit where he held various positions, including Director General for International Financial Affairs. Mr. Provencio also worked for three years for the Foreign Affairs Ministry, where he was appointed under-secretary for Economic and Multicultural Affairs. Mr. Provencio holds an undergraduate degree in economics from the Universidad Iberoamericana and a master’s degree in economics and public affairs from the Woodrow Wilson School at Princeton University.

      Rodrigo Guerra Botello has been a series A, and after the 2002 capital restructuring a series A and A-1 director, of Maxcom since June 2002. Mr. Guerra is also the Head Dean of the Universidad Regiomontana in Monterrey, Mexico since September 2001. Mr. Guerra was the Executive President of CETRO (a private trust for the development of small private business in Mexico), the National Vice-President of COPARMEX and the General Director and Treasurer of the Businessman Coordination Council. Mr. Guerra was also Director of Sidek and Situr. Previously, Mr. Guerra worked for AT&T Mexico from March 1995 to January 1999 and served as President and Chief Executive Officer of IBM de México from October 1980 to February 1995. Mr. Guerra holds an undergraduate degree in Chemical Engineering from Universidad Tecnológica de Monterrey.

      Jacques Gliksberg was a series N director of Maxcom from May 1998 until April 2002 and has been a series B and B-1 director since then. He also sits on the Board of Directors of Bank America International Investment Corporation, Structured Intelligence Inc., Organizacion Rescarven, C.A. (Venezuela), Geoplan (Brazil) and Difusion Panoramica, S.A. de C.V. Mr. Gliksberg has been a managing partner of Banc of America Equity Partners since 1994. Mr. Gliksberg holds a Bachelor of Arts degree in Economics and Political Science from the University of Rochester and a master’s degree in business administration from the J. L. Kellogg Graduate School of Management of Northwestern University, Chicago, Illinois.

      Marco Viola has been a series B and B-1 alternate director since June 10, 2003. Mr. Viola joined Banc of America Equity Partners — Latin America as managing director in 1995. Prior to that, he was a principal in Booz Allen & Hamilton’s Financial Services Group, based in New York. Mr. Viola was active in a variety of valuation, joint venture, merger and turnaround projects for his clients. Before joining Booz Allen, Mr. Viola worked in budgeting and planning for Banco Roberts in Argentina and as an internal consultant for Aeroterra, a satellite technology and image processing company. Viola is currently a director of Eki Discount and Publicidad Sarmiento (Argentina), Geoplan (Brazil), Organizacion Rescarven (Venezuela) and BankAmerica International Investment Corporation. He received an MSM from the M.I.T. Sloan School of Management and a BS from Universidad de Buenos Aires.

      Martin Molina holds an Industrial Engineering degree from Instituto Tecnologico de Buenos Aires and a postgraduate degree in Finance from Universidad Torcuato Di Tella. Before joining Banc of America Equity Partners in 2003, he worked at the corporate finance sector for Tenaris — global producer of steel pipes, and previously worked at a Fujitsu’s consulting branch.

      Roberto Chute has been a series B and B-1 director since April 2002. Mr. Chute sits on the Board of Directors of Difusion Panoramica, a Mexican outdoor advertising company, and Eki Discount, an Argentinean discount store chain. Mr. Chute has been an associate at Banc of America Equity Partners since September 2001. Previously, Mr. Chute worked for Goldman, Sachs, Techint and Strat Management Consulting. Mr. Chute holds an industrial engineering degree from the Instituto Tecnológico de Buenos Aires, Argentina and a master’s degree in business administration from the J. L. Kellogg Graduate School of Management of Northwestern University, Chicago, Illinois.

     Executive Officers

      The following table sets forth our current executive officers (ages as of August 31, 2004):

Name	Position	Age

René Sagastuy	President and Chief Executive Officer	43
José Antonio Solbes	Chief Financial Officer	38
Ricardo Arévalo Ruiz	Chief Operating and Information Technology Officer	39
Carlos Castro Paniagua	Vice-President, Human Resources	53

      Set forth below is a brief biographical description of each of our executive officers not otherwise provided above:

      René Sagastuy has been the Chief Executive Officer of Maxcom since March 2003. Mr. Sagastuy was our Chief Operating Officer from May 2001 until March 2003. Prior to joining Maxcom, Mr. Sagastuy served for one year as Director of Operations for Johnson Controls in Mexico, a U.S. public company with 19 manufacturing sites in Mexico. Mr. Sagastuy also served as operations, strategic planning, manufacturing and project manager and director of several companies in Mexico, including Avex Electronics, AMP de México, S.A. de C.V. and the Jefferson Smurfit Group in Mexico. Mr. Sagastuy holds a bachelor’s degree in civil engineering from the Universidad Iberoamericana in Mexico and a master’s degree in Business Administration from the Instituto Tecnológico Autónomo de México.

      José Antonio Solbes has been our Chief Financial Officer since October 2003. Mr. Solbes was our Treasurer and Director of Investor Relations from March 2000 until October 2003. Prior to that, Mr. Solbes held the positions of Director of Administration and Treasurer since May 1998. Prior to joining Maxcom, Mr. Solbes was Corporate Financial Manager at Grupo Empresarial Organizado, S.A. de C.V. Mr. Solbes holds an accounting degree from the Universidad Anahuac and a Masters degree in Finance from the same university. Mr. Solbes completed the Corporate Financial Strategy Program at the J.L. Kellogg Graduate School of Management of Northwestern University, Chicago, Illinois.

      Ricardo Arévalo Ruiz has been our Chief Operation and Information Technology Officer since April 2003. Mr. Arévalo was Chief Information Systems Officer from April 2001 to April 2003. Prior to joining Maxcom, Mr. Arévalo served as Vice-President, Information Systems and Chief Information Officer of Iusacell from August 1997 to May 2001. Mr. Arévalo also served as Vice President, Information Systems, as Chief Information Officer and as Director, Systems Development of Grupo Iusacell Cellular during the previous two years. Before then, Mr. Arévalo served as Director of Information Systems, Materials, Logistics and Customer Service of AMP de México, S.A. de C.V. from May 1993 until August 1997. Mr. Arévalo was also the Information Systems Manager for Tequila Cuervo, S.A. de C.V. from October 1990 until May 1993. Mr. Arévalo has an undergraduate degree in computer sciences and a diploma in marketing from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

      Carlos Castro Paniagua has been our Vice-President of Human Resources since March 2001. Prior to joining Maxcom, Mr. Castro served as Director of Human Resources at Gillette de México for 12 years and as Director of Corporate Human Resources at Phillips Mexicana for two years. Mr. Castro also served at Gillette de México as an engineering manager and production manager. Mr. Castro holds an industrial degree from the Centro Nacional de Enseñanza Técnico Industrial.

Compensation

     General

      For the year ended December 31, 2003, our executive officers received aggregate compensation (including bonuses and severance payments but excluding options) of approximately Ps.30.1 million. This amount was recognized as selling, general and administrative expenses for 2003 and represented 7.8% of our total selling, general and administrative expenses for 2003.

      In 2002, executive officers also received options to acquire up to an aggregate of 356,433 series N shares at an exercise price of U.S.$0.01 per share. In 2002, we recorded Ps.1.7 million in selling, general and administrative expenses in connection with such options.

      During 2002, our directors and the Chairman of the Board received options that vested immediately to purchase up to 2,500 and 5,000 series N shares, respectively, at an exercise price of U.S.$0.01 per share, for each Board of Directors meeting or board committee meeting attended. We approved similar options incentives for 2003. There were eight Board of Directors meetings, five Operating Advisory Committee meetings and two Audit Committee meetings during 2003. In 2003, we granted to our directors options to purchase a total of up to 217,500 series N shares at an exercise price of U.S.$0.01.

Old Executive Stock Option Plan

      We implemented an executive compensation plan that included bonuses and stock options on our C/N CPOs. After the completion of the 2002 capital restructuring described in “Principal Shareholders,” beneficiaries under the plan now receive series N shares in exchange for their series C shares.

      We granted 142,250, 583,000 and 206,820 options in 1999, 2000 and 2001, respectively, for the services rendered during the years 1998, 1999 and 2000. Options granted had exercise prices of U.S.$8.70, U.S.$10.45 and U.S.$12.55, respectively, which were the then-estimated fair market values of the shares. Of these options, 262,483 had vested and 223,069 had been forfeited at December 31, 2003.

New Executive Stock Option Plan

      We implemented a new executive stock option plan for services rendered during the years 2001, 2002 and 2003. The plan is divided into four levels, depending on the ranking of the different members of management. There were initially 80 participants in the plan. Participants in the top three levels are guaranteed a minimum number of options for series N stock. The granting of options for the fourth level, which is comprised of the junior-most management, is discretionary.

      The number of options granted depends on achieving certain revenue and operating cash flow targets. There is a bonus portion of the plan that is allocated to individual executives at the discretion of management and the Board of Directors. The option vesting schedule is 20% upon allocation and 20% per year for the next four years. On August 18, 2004, our board of directors authorized the issuance of options to subscribe for up to 9,025,888 series N shares at a fixed exercise price of U.S.$0.50 per share.

      The number of options granted under the stock option plan for our former Chief Executive Officer, Mr. Fulvio del Valle, depended on meeting certain revenue and cash flow targets, and other factors such as the success of the debt restructuring, additional capital raising and the obtainment of certain regulatory approvals. There was a vesting period of two years from the grant date with an exercise price of U.S.$0.4927 per share for all shares. As part of his severance arrangement, Mr. del Valle agreed to forego all rights to receive stock under the plan.

      Our new Chief Executive Officer, Mr. Rene Sagastuy, received, upon commencement of his employment, options to purchase 100,000 series N shares at an exercise price of U.S.$0.01 per share. These options were exercised in May 2004.

      The maximum aggregate number of shares of series N stock that can be distributed under the new executive stock option plan is 17,657,064 shares of series N stock, which is equivalent to about 9.3% of our capital stock on a fully diluted basis (excluding other options outstanding).

Board Practices

      The members of our Board of Directors are elected annually at our general annual ordinary and extraordinary meeting of shareholders. All board members hold the positions for one year and may be reelected. The current members of the Board of Directors were selected at our general extraordinary shareholders’ meeting held on August 23, 2004.

      Our Board of Directors established an Operating Advisory Committee responsible for advising the Board on, and overseeing, Maxcom’s operations. The Operating Advisory Committee is currently comprised of Adrián Aguirre, Jacques Gliksberg, Roberto Chute and Rene Sagastuy. Mr. Salvatore A. Grasso, a former member of the Operating Advisory Committee, resigned in January 2004. His position remains vacant.

      Our Board of Directors also established an Audit Committee responsible for advising the Board on, and overseeing, Maxcom’s financial condition and matters regarding accounting, taxation and release of financial information. The Audit Committee is currently comprised of Marco Provencio, Adrián Aguirre, and Roberto Chute. Mr. Juan Manuel Ferrón, our statutory auditor, and Gonzalo Alarcón, our general counsel and secretary of the Board, are required to participate in each meeting, although they are not formal members of the committee. Mr. Salvatore A. Grasso, former member of the Operating Advisory Committee, resigned in January 2004. His position remains vacant.

      Under the Mexican Companies Law (Ley General de Sociedades Mercantiles), we are required to have at least one statutory auditor (comisario), who is elected by our shareholders at the annual ordinary general shareholders’ meeting. C.P. Juan Manuel Ferrón is our statutory auditor. Mr. Ferrón is a partner of PricewaterhouseCoopers, S.C., who are our external auditors. The primary role of the statutory auditor is to report to our shareholders at the annual ordinary general shareholders’ meeting regarding the accuracy, sufficiency and reasonable basis of the financial information presented to such shareholders by the Board of Directors.

      Our executive officers are appointed by the Board of Directors for an indefinite term and may be removed by the Board at will, provided the corresponding severance payments are made in accordance with Mexican labor law and applicable employment agreements.

      Members of the Board of Directors are not entitled to any benefits upon termination.

Share Ownership

      Messrs. Jacques Gliksberg, Roberto Chute, Marco Viola and Martin Molina, series B and B-1 Directors, are officers of Banc of America Equity Partners, manager of Nexus-Maxcom Holdings I, LLC, BASCFC-Maxcom Holdings I, LLC and BAS Capital Funding Corporation, shareholders that hold, directly and indirectly, 73.4% of our capital stock, prior to giving effect to the consummation of (i) the exchange of all of the Old Notes held by Bank of America/ Nexus for Exchange Stock (assuming no other

Old Notes are exchanged for Exchange Stock) and (ii) the Neutral Stock Restructuring, and will own, directly and indirectly 83.1% of our capital stock after giving effect to both of such transactions. None of our other directors or officers owns more than 1% of our shares, except for shares held by the Aguirre Gómez family, which are described below in “Principal Shareholders.”

      The only agreements that we currently maintain for purposes of compensating our employees with our capital stock are our old and new executive stock option plans, described above under “— Compensation.”

PRINCIPAL SHAREHOLDERS

Major Shareholders

      The following table presents the current equity structure of Maxcom before the consummation of the exchange offer and the Neutral Stock Restructuring.

	Shareholders

	Aguirre Gómez	Banc of America	Other
Shares	Family(1)	Equity Partners(2)	Investors	SubTotal

Series A Shares
Number of shares	1,276,428	—	—	1,276,428
Percentage owned	100.0%	—	—	100.0%
Series A-1 Shares
Number of shares	6,088,896	—	—	6,088,896
Percentage owned	100.0%	—	—	100.0%
Series B Shares(3)
Number of shares	1,226,373	—	—	1,226,373
Percentage owned	100.0%	—	—	100.0%
Series B-1 Shares
Number of shares	—	5,755,634	92,575	5,848,209
Percentage owned	—	98.4%	1.6%	100.0%
Series N Shares
Number of shares	2,047,895	3,155,164	7,134,454	12,337,513
Percentage owned	16.6%	25.6%	57.8%	100.0%
Series N-1 Shares
Number of shares	—	120,431,384	2,037,057	122,468,441
Percentage owned	—	98.4%	1.7%	100.0%
Series N-2 Shares(4)
Number of shares	—	—	26,867,820	26,867,820
Percentage owned	—	—	100.0%	100.0%
Total

Number of shares	10,639,592	129,342,182	36,131,906	176,113,680
Percentage owned	6.0%	73.4%	20.5%	100.0%

(1)	The shares of Maxcom controlled by the Aguirre Gómez family are held individually or through trusts or corporations.

(2)	The shares of Maxcom controlled by Banc of America Equity Partners are held through (i) Nexus-Maxcom Holdings I, LLC, which holds 65,298,039 shares, (ii) BASCFC-Maxcom Holdings I, LLC, which holds 60,888,979 shares, and (iii) BAS Capital Funding Corporation, which holds 3,155,164 shares.

(3)	The series B shares represent 8.5% of the voting stock of Maxcom and are also controlled by the Aguirre Gómez family.

(4)	The series N-2 shares were originally issued to the bondholders who participated in our 2002 capital restructuring. During 2003, Nexus — Maxcom Holdings I, LLC acquired approximately 75% of the Old Notes, as well as a similar percentage of series N-2 shares, which are now beneficially owned by Nexus — Maxcom Holdings I, LLC. See “Operating and Financial Review and Prospects — Indebtedness.” Additionally, during 2003, Nexus — Maxcom Holdings I, LLC acquired series B-1 and N-1 shares previously held by Morgan Stanley Asset Management and Caxton International.

      In addition, as of August 31, 2004, we had options and warrants outstanding for the purchase of up to 26,040,990 series N shares. See “— Outstanding Options and Warrants” below.

Share Ownership Upon Recapitalization

      The following table presents Maxcom’s equity structure after giving effect to the consummation of (i) the exchange offer (assuming all Old Notes, other than Old Notes held by Bank of America/ Nexus, are exchanged for New Notes and all Old Notes held by Bank of America/ Nexus are exchanged for Exchange Stock) and (ii) the Neutral Stock Restructuring.

	Shareholders

	Aguirre Gómez	Banc of America	Other
Shares	Family(1)	Equity Partners(2)	Investors	SubTotal

Series A Shares
Number of shares	4,508,644	—	—	4,508,644
Percentage owned	100.0%	—	—	100.0%
Series A-1 Shares
Number of shares	6,088,896	—	—	6,088,896
Percentage owned	100.0%	—	—	100.0%
Series B Shares(3)
Number of shares	—	—	—	—
Percentage owned	—	—	—	—
Series B-1 Shares
Number of shares	—	10,089,375	92,575	10,181,950
Percentage owned	—	99.1%	0.9%	100.0%
Series N Shares
Number of shares	42,052	3,155,164	7,134,454	10,331,670
Percentage owned	0.4%	30.5%	69.0%	100.0%
Series N-1 Shares
Number of shares	—	217,207,981	2,037,057	219,245,038
Percentage owned	—	99.1%	0.9%	100.0%
Series N-2 Shares(4)
Number of shares	—	—	26,867,820	26,867,820
Percentage owned	—	—	100.0%	100.0%
Total

Number of shares	10,639,592	230,452,520	36,131,906	277,224,018
Percentage owned	3.8%	83.1%	13.0%	100.0%

(1)	The shares of Maxcom controlled by the Aguirre Gómez family are held individually or through trusts or corporations.

(2)	The shares of Maxcom controlled by Banc of America Equity Partners are held through (i) Nexus-Maxcom Holdings I, LLC, which holds 166,408,377 shares, (ii) BASCFC-Maxcom Holdings I, LLC, which holds 60,888,979 shares, and (iii) BAS Capital Funding Corporation, which holds 3,155,164 shares.

(3)	The series N-2 shares were originally issued to the bondholders who participated in our 2002 capital restructuring. During 2003, Nexus — Maxcom Holdings I, L.L.C. acquired approximately 75% of the Old Notes, as well as a similar percentage of series N-2 shares, which are now beneficially owned by Nexus — Maxcom Holdings I, LLC. See “Operating and Financial Review and Prospects — Indebtedness.” Additionally, during 2003, Nexus — Maxcom Holdings I, LLC acquired series B-1 and N-1 shares previously held by Morgan Stanley Asset Management and Caxton International.

2002 Capital Restructuring

      On April 11, 2002, we received authorization from the Mexican Foreign Investment Bureau (Dirección General de Inversión Extranjera) to issue neutral investment shares for up to 95% of our total capital stock and to simplify our equity structure.

      Under the capital restructuring, we liquidated the existing C/ N CPO trust and cancelled the corresponding C/ N CPOs. Additionally, the series C stock was converted at an exchange ratio of one — to — one into series N stock. As a result, the holders of the C/ N CPOs have become the direct holders of two shares of series N stock for each C/ N CPO. Series N shares are represented by common stock without voting rights.

      Additionally, we issued the following series of stock:

•	Series A-1 common voting stock with preferred liquidation rights;

•	Series B-1 common voting stock with preferred liquidation rights;

•	Series N-1 preferred stock with limited voting rights; and

•	Series N-2 preferred stock with limited voting rights.

      The holders of our series A stock and series A-1 preferred stock voting together as a class have the ability to elect the majority of the Board of Directors. All series A stock and A-1 preferred stock are beneficially owned, directly or indirectly, by several members of the Aguirre Gómez family, including Adrián Aguirre Gómez, María Guadalupe Aguirre Gómez, María Elena Aguirre Gómez and María Trinidad Aguirre Gómez. Pursuant to our amended by-laws, our amended series A stock and A-1 preferred stock represent 51% of our voting stock and may only be held by Mexican nationals.

      Although the Aguirre Gómez family holds 59.5% of the voting stock through the series A stock and A-1 preferred stock and series B stock and has the power to elect the majority of our Board of Directors, its ability to control Maxcom is substantially limited by the terms of the securityholders’ agreement described below under “— Securityholders Agreement.” The holders of our series B stock and series B-1 preferred stock voting together have the right to elect four of our nine directors. However, pursuant to the terms of the securityholders agreement, the series B and B-1 director are elected from among nominees proposed by Bank of America/ Nexus.

      The holders of our series N-2 preferred stock have the right to appoint an observer to the Board of Directors for so long as (i) the series N-2 preferred shares represent at least 3% of our outstanding capital stock or (ii) there is at least one share of series N-2 preferred stock outstanding and at least U.S.$17.5 million aggregate principal amount of the Old Notes remain outstanding. This observer, who is not a member of the Board of Directors, has the right to attend meetings of the Board of Directors but is not entitled to vote.

Outstanding Options and Warrants

      As of August 31, 2004, we had options and warrants outstanding for the purchase of up to 26,040,990 series N shares. Each option entitles the holder to purchase one series N share or a C/ N CPO. The following table presents information concerning the stock options and warrants authorized and outstanding:

			Percentage
	Number of	Exercise Price	of Options
Name of Option Holder	Options	Per Share	Vested %

Nissho Iwai American Corporation(1)	337,472	U.S. $ 8.70	100.0%
CT Global Telecommunications, Inc. (operating services) (2)	1,105,779	3.06	100.0
Bachow & Associates, Inc. (strategic assistance services) (3)	442,312	3.06	100.0
Amsterdam Pacific LLC	24,426	8.70	100.0
1998-2000 Executive Stock Option Plan	575,000	8.70 to 12.50	46.0
2001-2003 Executive Stock Option Plan	17,657,064	0.50	51.1
UBS Warburg LLC(4)	89,244	0.01	100.0
Donaldson, Lufkin & Jenrette Securities Corporation(4)	22,312	0.01	100.0
Predecessor Senior Notes due 2007 warrantholders(5)	764,938	0.01	100.0
Gian Carlo Pecchioni(6)	10,000	0.01	100.0
Adrián Aguirre(7)	3,626,959	0.49	52.0
Signing bonus reserve for new officers	246,215	0.01	0
BAS Capital Funding Corporation (management services)(8)	249,781	0.01	100.0
LA Strategic Capital Partners II (management services) (9)	27,754	0.01	100.0
Bachow & Associates, Inc. (management services)(10)	277,535	0.01	100.0
Directors and committee members compensation(11)	584,199	0.01	68.5

Total	26,040,990

(1)	These options were issued in 1998 as partial compensation for vendor financing.

(2)	We authorized the issuance of options to purchase up to 250,000 series N shares at U.S.$8.70 per share in May 1998 as compensation for operating services. Pursuant to our 2002 capital restructuring, we authorized the issuance of options to purchase up to an additional 855,779 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection.

(3)	We authorized the issuance of options to purchase up to 100,000 series N shares at U.S.$8.70 per share in May 1998 as compensation for strategic assistance services. Pursuant to our 2002 capital restructuring, we authorized the issuance of options to purchase up to an additional 342,312 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection.

(4)	These warrants were issued in March 2000 as partial compensation for underwriting services related to the issuance of units comprised of our 13 3/4% Series B Senior Notes due 2007 and warrants.

(5)	These warrants were issued as part of the March 2000 offering of our units comprised of our 13 3/4% Series B Senior Notes due 2007 and warrants.

(6)	Mr. Pecchioni is a former Chief Executive Officer of Maxcom. These options, which were granted as partial compensation for his services, have been exercised; however, the issuance of the underlying shares is subject to certain corporate and regulatory approvals.

(7)	We issued options to purchase up to 375,000 series N shares at a strike price varying between U.S.$8.70 and U.S.$12.50 per share pursuant to the old executive stock option plan described in “Management — Compensation — Old Executive Stock Option Plan.” Pursuant to our 2002 capital restructuring, we authorized the issuance of options to purchase up to 3,251,959 series N shares at an exercise price of U.S.$0.49 and to reduce the exercise price of the original options to U.S.$0.49 per share as partial anti-dilution protection.

(8)	We issued options to purchase up to 42,300 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to our 2002 capital restructuring, we authorized the issuance of options to purchase up to an additional 207,481 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection.

(9)	We issued options to purchase up to 4,700 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to our 2002 capital restructuring, we authorized the issuance of options to purchase up to an additional 23,053 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection.

(10)	We issued options to purchase up to 47,000 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to our 2002 capital restructuring, we authorized the issuance of options to purchase up to an additional 230,535 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection.

(11)	During 2003, members of our board of directors from the Aguirre Gómez family decided to exercise their options to purchase 172,500 series N shares at U.S.$0.01 per share as part of their compensation for participating in board meetings as well as audit committee and operating advisory committee meetings.

      As part of his severance arrangement, Mr. Fulvio del Valle, our former Chief Executive Officer, who resigned in March 2003 agreed to forego all rights he had to options issued under the new executive stock option plan and in connection with certain bonuses. These options had entitled Mr. Del Valle to receive up to 11,687,765 series N shares at an exercise price ranging from U.S.$0.01 to U.S.$0.49.

Securityholders Agreement

      On August 18, 2000, we executed an amended and restated securityholders agreement with our shareholders to, among other things, reflect the restructuring of our capital stock and to provide that the exchange of series C stock and series N stock for CPOs would not adversely affect in any manner the rights granted to the holders of the series N stock under the original securityholders agreement.

      The securityholders agreement was again amended and restated in April 2002 in connection with our 2002 capital restructuring. All of the holders of series A stock, series A-1 preferred stock, series B stock, series B-1 preferred stock, series N stock and series N-1 preferred stock are parties to the securityholders agreement, which contains certain provisions regarding corporate governance and the transfer or sale of such securities. With certain limited exceptions, the terms of the new securityholders agreement are substantially the same as the terms of the by-laws applicable to the holders of series A stock, series A-1 preferred stock, series B stock, series B-1 preferred stock, series N stock and series N-1 preferred stock.

      In particular, the new securityholders agreement provides that we are managed by a Board of Directors composed of nine members and nine alternate members. Five members are designated by holders of a majority of the series A stock and the series A-1 preferred stock, voting together as a single class, and the remaining four members are designated by the holders of our series B stock and series B-1 preferred stock, voting together as a single class. However, the series B and B-1 directors are selected from among nominees proposed by Bank of America/ Nexus.

      Pursuant to the new securityholders agreement, Maxcom is required to deliver to certain significant holders of series A, B and N stock and series A-1, B-1 and N-1 preferred stock financial statements and other information reasonably requested by such shareholders.

      In addition, the new securityholders agreement contains provisions regarding, among other things, approval of key matters (which requires the affirmative vote of both Bank of America/ Nexus and the Board, inclusive the approval of at least one director designated by Bank of America/ Nexus), restrictions on transfers of securities, rights of first offer, participation rights, forced sale (i.e., “drag-along”) provisions and rights and obligations with respect to public offerings.

CERTAIN TRANSACTIONS

General Policy

      Our general policy is that we will not, and will not permit our subsidiaries to, enter into any contract or transaction with or for the benefit of any affiliate (other than transactions between us and our subsidiary), which is not at a price and on other terms at least as favorable to Maxcom or our subsidiaries as those which could be obtained on an arm’s-length basis from an unaffiliated third party.

Advertising

      In April 9, 2002, we agreed to purchase U.S.$3.0 million of advertising time over the Grupo Radio Centro radio network from Operadora Plusgamma, a company controlled by certain members of the Aguirre Gómez family. Operadora Plusgamma is an operator of a network of radio station located throughout Mexico. The Aguirre Gómez family used the U.S.$3.0 million proceeds that were received by Operadora Plusgamma from this agreement to purchase series A-1 stock pursuant to the private equity investment made at the time of the 2002 capital restructuring.

Management Services

      In May 2001, BAS Capital Funding Corporation, Bachow & Associates, Inc. and LA Strategic Capital Partners II, which are principal shareholders of Maxcom (or affiliates of principal shareholders in the case of Bachow), received options to purchase an aggregate of 94,000 series N shares at an exercise price of U.S.$0.01 for management services rendered in 2000, during the term of vacancies in the offices of Chief Executive Officer, Chief Operating Officer and Chief Marketing Officer.

      As part of the 2002 capital restructuring described in “Principal Shareholders — 2002 Capital Restructuring,” we authorized the issuance to the same partners of options to purchase 461,069 series N shares at an exercise price of U.S.$0.01 per share partial anti-dilution protection.

DESCRIPTION OF THE NEW NOTES

      You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, the word “Company” refers only to Maxcom Telecomunicaciones, S.A. de C.V. and not its subsidiaries.

      The New Notes will be issued under an indenture (the “New Indenture”) between Maxcom, the Guarantors and The Bank of New York, as trustee (the “Trustee”), to be entered into prior to consummation of the exchange offer.

      The following description is a summary of the material provisions of the New Indenture and does not purport to restate the New Indenture in its entirety. This summary is subject, and qualified in its entirety by reference, to all provisions of the New Indenture, including terms that are defined in the New Indenture and that are made a part of the New Indenture by reference to the U.S. Trust Indenture Act of 1939, as amended. We urge you to read the New Indenture because it, not this description, defines your rights as holders of the New Notes. You may request copies of the New Indenture from the information agent.

Brief Description of the New Notes and the Guarantees

      The New Notes:

•	are unsecured senior obligations of the Company;

•	rank pari passu in right of payment to all existing and future Senior Indebtedness of the Company;

•	rank senior in right of payment to any future Subordinated Obligations of the Company; and

•	are unconditionally guaranteed by the Guarantors.

Principal, Maturity and Interest

      The Company will issue the New Notes with a maximum aggregate principal amount of U.S.$167,623,590, in denominations of U.S.$1.00 and integral multiples of U.S.$1.00. The New Notes will mature on October 15, 2009.

      The Company will pay interest on the principal amount of the New Notes as follows:

•	if no Event of Default has occurred and is continuing, interest will accrue at the annual interest rate of 4.00% from the date of issuance through April 14, 2005, 5.75% from April 15, 2005 through October 14, 2005, 7.75% from October 15, 2005 through April 14, 2006, 8.25% from April 15, 2006 through October 14, 2006, 9.25% from October 15, 2006 through October 14, 2007, 10.25% from October 15, 2007 through October 14, 2008, and 11.25% from October 15, 2008 through October 14, 2009, and the Company will pay such interest and Additional Amounts, if any, semi-annually in arrears on April 15 and October 15, starting on April 15, 2005 to the registered Holders of record of the New Notes on April 1 and October 1 of each year, respectively, or if any such Interest Payment Date is not a Business Day, on the next succeeding Business Day; and

•	if an Event of Default has occurred and the then outstanding principal amount of the New Notes becomes due and payable pursuant to the acceleration provisions of the New Indenture as a result of such Event of Default, interest (including post-petition interest in any proceeding under any bankruptcy law) will accrue at a defaulted interest rate of 1.25% per annum above the then applicable interest rate on principal and premium, if any, from the date of occurrence of the Event of Default until the New Notes, together with all interest, defaulted interest and Additional Amounts, if any, are paid in full (e.g., if an Event of Default occurs on June 30, 2005 and the outstanding principal amount of the New Notes is accelerated as a result thereof, the default rate of interest would be equal to 1.25% plus 5.75% (the applicable rate for June 30, 2005), or 7.00%).

      Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Subsidiary Guarantees

      The New Notes will be unconditionally guaranteed by each of the Company’s current and future Restricted Subsidiaries (each a “Guarantor” and, collectively, the “Guarantors”). These subsidiary guarantees (the “Subsidiary Guarantees”) will be the joint and several obligations of the Guarantors.

      A Guarantor may not consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) the Person formed by or surviving any such consolidation or merger unconditionally assumes all the obligations of that Guarantor, pursuant to a supplemental indenture reasonably satisfactory to the trustee, under the New Notes, the New Indenture and the Subsidiary Guarantee.

      The Subsidiary Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation or otherwise) to a Person that is not the Company (either before or after giving effect to such transactions) or a Restricted Subsidiary of the Company, if the sale or other disposition complies with the asset disposition provisions of the New Indenture; or

(2) in connection with any sale of all of the Capital Stock of a Guarantor to a Person that is not the Company (either before or after giving effect to such transactions) or a Restricted Subsidiary of the Company, if the sale complies with the asset disposition provisions of the New Indenture.

(3) In connection with any conveyance, transfer or lease of all or substantially all of the Company’s assets, no Guarantor shall be released from be released or relieved of any obligations under its Guarantee unless such transaction (i) involves a Successor Company other than the Company which expressly assumes, by an indenture supplemental hereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all of the obligations of the Company under the New Notes and the New Indenture and (ii) satisfies the other conditions set forth in clause (a)(ii) under the covenant described under “— Certain Covenants — Merger and Consolidation,” in which case the Company and each Guarantor will be released and relieved of any and all obligations hereunder, under the New Notes, any Subsidiary Guarantee delivered in connection with the New Indenture, and any other instrument, undertaking or agreement delivered by the Company or a Guarantor in connection with the New Indenture (other than any officers’ certificate). Upon delivery by the Company to the Trustee of an officers’ certificate to the effect that such conveyance, transfer, or lease was made by the Company in accordance with the provisions of the New Indenture, the Trustee shall execute any documents reasonably required in order to evidence the release the Company and each Guarantor from their respective obligations under the New Indenture, under the New Notes, under any Subsidiary Guarantee, and under any other instrument, undertaking or agreement delivered by the Company or a Guarantor in connection with the New Indenture (other than any officers’ certificate).

      See “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock.”

Optional Redemption

      The Company may at its option on one or more occasions redeem the New Notes in whole or in part at a redemption price (expressed as a percentage of principal amount) of 101% plus accrued and unpaid interest and Additional Amounts (as defined below), if any, to the date of redemption.

Selection and Notice of Redemption

      If the Company is redeeming less than all the New Notes at any time, the Trustee will select New Notes in compliance with the requirements of the principal national securities exchange, if any, on which the New Notes are listed, or, if the New Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

      The Company will redeem New Notes of U.S.$1.00 or whole multiples of U.S.$1.00, except that if all of the New Notes of a Holder are to be redeemed, then the entire outstanding amount of New Notes held by such Holder, even if not a multiple of U.S.$1.00, will be redeemed. The Company will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of New Notes to be redeemed at its registered address.

      If any New Note is to be redeemed in part only, the notice of redemption that relates to that New Note must state the portion of the principal amount to be redeemed. The Company will issue a New Note in principal amount equal to the unredeemed portion of the original New Note in the name of its Holder upon cancellation of the original New Note. New Notes called for redemption become irrevocably due and payable on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on New Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

      The Company is not required to make any mandatory redemption payments with respect to the New Notes. However, under certain circumstances, the Company may be required to offer to purchase the New Notes as described under the captions “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” and “— Certain Covenants — Optional Offer to Repurchase.” The Company may at any time and from time to time purchase New Notes in the open market or otherwise.

Additional Amounts

      All payments made on or with respect to the New Notes will be made free and clear of, and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of Mexico or any of its related political subdivisions or taxing authorities (or by the jurisdiction of incorporation, seat of management or residence for tax purposes of any successor to the Company (a “Successor Jurisdiction”)), including any related interest, penalties or additions (“Taxes”), unless the Company is (or any other entity, on the Company’s behalf, is) required by law or by the interpretation or administration of law.

      If the Company is required to withhold or deduct any amount for or on account of Taxes from any payment made on or with respect to the New Notes, the Company will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder of the New Notes after such withholding or deduction (including withholding or deduction imposed upon such Additional Amounts) will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted.

      However, no Additional Amounts will be payable with respect to:

(1) any Taxes which are imposed solely by reason of a present or former connection between the Holder or beneficial owner of the New Note (or between a fiduciary, settlor, beneficiary, member of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust or partnership) and the jurisdiction imposing such Taxes, other than a connection arising from the mere holding of, or receipt of payments on, the New Notes or by exercising any rights under the New Notes or the New Indenture;

(2) any Taxes to the extent they are imposed solely by reason of the failure by the Holder or beneficial owner to comply with any certification, identification, documentation or other reporting requirements, whether imposed by statute, applicable tax treaty, regulation or administrative practice; provided that:

(A) such compliance is required or imposed as a precondition to exemption from, or reduction in the rate of, such Taxes;

(B) such Holder may legally comply with such requirements; and

(C) at least 60 days prior to the first payment date with respect to which the Company applies this clause (2) (or in the event of any subsequent change in any such requirements, at least 60 days prior to the first payment date for which such change is effective) the Company has notified the Trustee and all Holders of the New Notes in writing as to any such requirements;

(3) where presentation is required for payment on a New Note, any Taxes which are imposed solely by reason of the Holder’s presentation of a New Note for payment more than 30 days after the date on which the relevant payment is first made available to the Holder (but only to the extent that the Holder would have been entitled to Additional Amounts had the New Note been presented on any day (including the last day) within such 30-day period);

(4) any estate, inheritance, gift, sales, transfer, personal property or similar Taxes imposed with respect to any New Note;

(5) any Taxes that are only payable other than by withholding or deduction; or

(6) any combination of (1), (2), (3), (4) or (5) (the Taxes described in (1) through (6) for which no Additional Amounts are payable are hereinafter referred to as “Excluded Taxes”).

      Notwithstanding the foregoing, the limitations on the Company’s obligation to pay Additional Amounts set forth in clause (2) above will not apply if:

(i) the provision of information, documentation or other evidence described in such clause (2) would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a Holder or beneficial owner of a New Note than comparable information or other reporting requirements imposed under U.S. tax law (including the United States — Mexico Income Tax Treaty), regulation and administrative practice (such as IRS Forms W-8 and W-9); or

(ii) Rule 3.23.8 issued by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) on April 30, 2004 or a substantially similar successor of such rule is in effect, unless (a) the provision of the information, documentation or other evidence described in clause (2) is expressly required by statute, regulation, ruling or administrative practice in order to apply Rule 3.23.8 (or successor rule), the Company cannot obtain such information, documentation or other evidence on its own through reasonable diligence and the Company otherwise would meet the requirements for application of Rule 3.23.8 (or successor rule) or (b) in the case of a Holder or beneficial owner of a Note that is a pension fund or other tax-exempt organization, payments to such Holder or beneficial owner would be subject to Taxes at a rate less than that provided by Rule 3.23.8 (or successor rule) if the information, documentation or other evidence required under clause (2) above were provided.

      In addition, clause (2) above will be construed to require that a non-Mexican pension or retirement fund or other Holder or beneficial owner of a New Note register with the Ministry of Finance and Public Credit of Mexico for the purpose of establishing eligibility for an exemption from or reduction of Taxes.

      The Company will make any required withholding or deduction and remit the full amount deducted or withheld to the appropriate taxing authority as and when required by applicable law. The Company will furnish to the Trustee, within 30 days after the date the payment of any Taxes is due, evidence of such payment by the Company. The Company will deliver copies of such evidence to Holders of the New Note or the Paying Agent upon request.

      The Company will indemnify and hold harmless each Holder of New Notes and, upon written request of any Holder of New Notes, reimburse each such Holder, for the amount of:

(1) any Taxes (other than Excluded Taxes) levied or imposed and paid by such Holder as a result of payments made on or with respect to the New Notes; provided that reasonable supporting documentation is provided; and

(2) any Taxes (other than Excluded Taxes) levied or imposed with respect to any reimbursement under the foregoing clause (1), so that the net amount received by such Holder after such reimbursement will not be less than the net amount the Holder would have received if Taxes (other than Excluded Taxes) on such reimbursement had not been imposed.

      Any payments made pursuant to the preceding sentence will be treated as Additional Amounts for all relevant purposes.

      The Company will pay any present or future stamp, court, documentary or other similar Taxes, charges or levies that arise in Mexico or any of its political subdivisions (or any Successor Jurisdiction) from the execution, delivery, registration of, or enforcement of rights under, the New Notes, the New Indenture or any related document.

      Whenever in the New Indenture, this offering circular or any related document there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, interest or any other amount payable on or with respect to any New Note such mention will be deemed to include any Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

      The obligation to pay Additional Amounts under the terms and conditions described above will survive any termination, defeasance or discharge of the New Indenture.

Redemption for Changes in Mexican Withholding Taxes

      If, as a result of any amendment to, or change in, the laws (or any related regulation or rulings) of Mexico or any related political subdivision or taxing authority affecting taxation or any amendment to or change in an official interpretation, administration or application of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which amendment or change of such laws, regulations or rulings becomes effective on or after the date on which the New Notes are originally issued, the Company would or would become obligated, after taking reasonable measures available to it to avoid such requirement, to pay Additional Amounts in respect of any New Note pursuant to its terms and conditions in excess of the Additional Amounts the Company would be obligated to pay if payments made on the New Notes were subject to withholding or deduction of Mexican Taxes at a rate of 4.9% (“Excessive Additional Amounts”), then, at the Company’s option, the New Notes may be redeemed in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days notice mailed to the trustee at a cash price equal to the sum of:

(1) 100% of the principal amount of the New Note on the date of redemption;

(2) the related accrued and unpaid interest, if any, to the date of redemption; and

(3) any Additional Amounts which would otherwise be payable.

      Notwithstanding the above, no such notice of redemption may be given earlier than 60 days prior to the earliest date on which, but for such redemption, the Company would be obligated to pay Excessive Additional Amounts were any payment on the New Notes then due.

      Prior to the mailing of any notice of redemption pursuant to this provision, the Company will deliver to the Trustee (1) a certificate signed by a duly authorized officer of the Company stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to its right to so redeem the New Notes have occurred and (2) a written opinion of independent counsel in Mexico reasonably acceptable to the Trustee to the effect that the Company has or will become obligated to pay such Excessive Additional Amounts as a result of such change or amendment. Once the Company delivers such notice to the Trustee, it will be irrevocable.

Ranking

Senior Indebtedness Versus New Notes

      The indebtedness evidenced by the New Notes will rank pari passu in right of payment to the Senior Indebtedness of the Company. As of June 30, 2004, after giving pro forma effect to this exchange offer (assuming all of the Old Notes, except for Old Notes held by Bank of America/ Nexus, are exchanged for New Notes), the Company’s other Senior Indebtedness would have been approximately U.S.$11.6 million.

Subordinated Indebtedness Versus New Notes

      The indebtedness evidenced by the New Notes will rank senior in right of payment to all future subordinated indebtedness of the Company.

Same-Day Payment

      The New Indenture will require the Company to make payments in respect of New Notes (including principal, premium and interest) by wire transfer of immediately available funds to the bank accounts in the U.S. specified by the Holders or, if no such account is specified, by mailing a check to each such Holder’s registered address.

Certain Covenants

      The New Indenture will contain covenants including, among others, the following:

Limitation on Indebtedness

      (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto: (1) the Consolidated Leverage Ratio would be less than 3.75 to 1; and (2) the Fixed Charge Coverage Ratio would be at least 2.0 to 1.0.

      (b) Notwithstanding the foregoing paragraph (a), so long as no Default has occurred and is continuing, the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

(1) Indebtedness of the Company or a Restricted Subsidiary Incurred at any time after the Issue Date for the purposes of financing the cost (including the cost of design, construction, acquisition, installation, development, improvement or integration) of telecommunications assets (including acquisitions by way of capital lease and acquisitions of Capital Stock of a Person that becomes a Restricted Subsidiary as a result of such acquisition to the extent of the fair value of the telecommunications assets so acquired), up to U.S.$100.0 million in aggregate principal amount at any one time outstanding;

(2) Indebtedness owed to and held by the Company or a Wholly Owned Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the New Notes, in the case of the Company or the Subsidiary Guarantee, in the case of any Guarantor;

(3) Indebtedness with respect to (i) the New Notes and the related Subsidiary Guarantees; (ii) the Company’s 13 3/4% Series B Senior Notes due 2007 and any guarantees by Restricted Subsidiaries made in connection therewith; and (iii) the Old Notes any guarantees made by Restricted Subsidiaries in connection therewith;

(4) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (2) or (3) of paragraph (b) of this covenant);

(5) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, the Company would have been able to Incur at least U.S.$1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

(6) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (1), (3), (4), (5) or this clause (6); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (5), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

(7) Hedging Obligations that are Incurred for the purpose of protecting the Company against fluctuations in interest rates with respect to Indebtedness permitted to be Incurred by the Company pursuant to the New Indenture or against currency fluctuations in the ordinary course of business; provided, however, that the notional amount of any Hedging Obligations under any Interest Rate Agreement shall not exceed the principal amount of the Indebtedness appearing on the balance sheet of the Company for which the Interest Rate Agreement has been entered into and the aggregate notional amount of all Hedging Obligations under Currency Agreements shall not exceed U.S.$50.0 million at any one time outstanding;

(8) Indebtedness consisting of Subordinated Obligations owing to any Persons that are not then Affiliates of the Company which is Incurred by the Company or any Restricted Subsidiary up to U.S.$25.0 million aggregate principal amount at any one time outstanding; provided, however, that any Indebtedness Incurred pursuant to this clause (8) shall not have a Stated Maturity on or prior to the Stated Maturity of the New Notes, shall not be mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or be redeemable at the option of the holders thereof, in whole or in part, on or prior to the Stated Maturity of the New Notes and shall not pay principal or interest in cash on or prior to the Stated Maturity of the New Notes;

(9) Indebtedness consisting of Subordinated Obligations owing to any then Affiliates of the Company which is Incurred by the Company or any Restricted Subsidiary up to U.S.$25.0 million aggregate principal amount at any one time outstanding; provided, however, that any Indebtedness Incurred pursuant to this clause (9) shall not have a Stated Maturity on or prior to the Stated Maturity of the New Notes, shall not be mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or be redeemable at the option of the holders thereof, in whole or in part, on or prior to the Stated Maturity of the New Notes, shall not pay principal or interest in cash on or prior to the Stated Maturity of the New Notes and shall not accrete at a rate in excess of 18.0% per annum;

(10) Indebtedness consisting of performance and other similar bonds and reimbursement obligations Incurred by the Company in the ordinary course of business securing the performance of contractual, franchise, concession or license obligations of the Company or a Restricted Subsidiary;

(11) Indebtedness of the Company to the extent the net proceeds thereof are promptly (i) used to purchase the New Notes pursuant to a Put Offer or (ii) deposited to defease the New Notes as described under “— Defeasance”;

(12) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, from guarantees or from letters of credit, surety bonds or performance bonds securing such obligations, of the Company or its Restricted Subsidiaries, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or a Restricted Subsidiary in connection with such disposition;

(13) Indebtedness of the Company or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business in respect of workers’ compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that obligations arising upon the drawing of such letters of credit or the Incurrence of such Indebtedness are reimbursed within 30 days following such drawing or Incurrence;

(14) The guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant;

(15) Indebtedness equal to 100% of the Net Cash Proceeds received by the Company or its Restricted Subsidiaries from the issuance or sale of Capital Stock or capital contributions subsequent to the Issue Date (other than pursuant to irrevocable commitments made on or prior to the Issue Date or an issuance or sale to a Subsidiary of the Company), except to the extent such Net Cash Proceeds have been applied to increase the amount of Restricted Payments under clause (a)(3)(B) pursuant to the covenant described under “Limitation on Restricted Payments” to make a Restricted Payment;

(16) Attributable Debt with respect to any Sale/ Leaseback Transaction;

(17) Indebtedness Incurred in a Qualified Securitization Transaction; and

(18) Indebtedness of the Company in an aggregate principal amount which, when taken together with all other indebtedness of the Company outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (17) above or paragraph (a) of this covenant) does not exceed U.S.$20.0 million; provided that such Indebtedness is used for working capital and/or other general purposes.

      (c) Notwithstanding the foregoing, the Company shall not Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless such Indebtedness shall be subordinated to the New Notes to at least the same extent as such Subordinated Obligations.

      (d) Notwithstanding the foregoing, prior to the consummation of an Exit Transaction, the Company shall not Incur any additional Indebtedness pursuant to clauses (1), (3), (6), or (18) of paragraph (b) of this covenant (but, in the case of clause (6), only with respect to Refinancing Indebtedness Incurred pursuant to clauses (1) or (3) of paragraph (b) of this covenant) if the aggregate principal amount of Indebtedness of the Company and the Restricted Subsidiaries at any one time outstanding pursuant to such clauses exceeds, or, after giving effect to such additional Indebtedness, would exceed, U.S.$150.0 million. Simultaneously with the consummation of an Exit Transaction, this paragraph (d) shall cease to be of any force or effect and shall not be applicable to any Successor Company.

      (e) For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will (1) classify such item of Indebtedness at the time of Incurrence and only be required to include the amount and type of such Indebtedness in one of the above clauses and (2) be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above.

Limitation on Restricted Payments

      (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1) a Default shall have occurred and be continuing (or would result therefrom);

(2) the Company is not entitled to Incur an additional U.S.$1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “— Limitation on Indebtedness”; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

(A) the remainder of (x) cumulative Consolidated Cash Flow during the period (taken as a single accounting period) beginning on the commencement of the third fiscal quarter of the Company after the Issue Date and ending on the last day of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment minus (y) the product of 2.75 times cumulative Consolidated Interest Expense during such period; plus

(B) 100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company the issuance of Capital Stock of the Company pursuant to irrevocable commitments made in connection with the Recapitalization prior to the Issue Date or to the extent such Net Cash Proceeds are utilized as the basis for Incurring Indebtedness pursuant to clause (b)(15) of the covenant described under “— Limitation on Indebtedness,” including sales to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees; provided that the Company receives cash and that the Company does not directly or indirectly finance such purchases of Capital Stock, and 100% of any cash contribution subsequent to the Issue Date; plus

(C) the amount by which Indebtedness of the Company is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); plus

(D) an amount equal to the sum of (x) the net reduction in Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investments, proceeds representing the return of capital (excluding dividends and distributions to the extent that they are accounted for in Consolidated Cash Flow in clause (3)(A) above) in each case received by the Company or any Restricted Subsidiary, and (y) the portion (proportionate to the Company’s equity interest in such Person) of the fair market value of the net assets of such Person at the time such Person is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Persons, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment under this clause (a)(3)) by the Company or any Restricted Subsidiary in such Person.

      (b) The preceding provisions will not prohibit:

(1) any Restricted Payment (other than a Restricted Payment described in clause (1) of the definition of “Restricted Payment”) made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company) or a substantially concurrent capital contribution; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness which is permitted to be Incurred pursuant to the covenant described under “— Limitation on Indebtedness”; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments under clause (a)(3) above (unless already incurred in determining the amount of Restricted Payments Previously made upon declaration of such dividend);

(3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividend shall be included in the calculation of the amount of Restricted Payments under clause (a)(3) above (unless already incurred in determining the amount of Restricted Payments previously made upon declaration of such dividend);

(4) the repurchase or other acquisition of shares of Capital Stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions shall not exceed U.S.$250,000 in any calendar year; provided further, however, that such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments under clause (a)(3) above;

(5) the repurchase of Warrant Shares pursuant to the terms of the Warrant Agreement as in effect on the Issue Date;

(6) either (A) any liquidation preference accrual or accretion with respect to the New Preferred Shares or (B) any liquidation preference payment made with respect to New Preferred Shares in accordance with the rights and designations of such Capital Stock as in effect on the Issue Date so long as the Company has made a Put Offer pursuant to the covenant described under “— Optional Offer to Repurchase” within 60 days prior to payment of the liquidation preference with respect to such New Preferred Shares; or

(7) payments or distributions to dissenting stockholders required by applicable law, pursuant to or in connection with an Exit Transaction that complies with the covenant described under “— Merger and Consolidation.”

Limitation on Restrictions on Distributions from Restricted Subsidiaries

      The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

(1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

(2) any encumbrance or restriction with respect to a Restricted Subsidiary in existence at the time such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(3) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (1) or (2) of this covenant or this clause (3) or contained in any amendment to an agreement referred to in clause (1) or (2) of this covenant or this clause (3); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

(4) any such encumbrance or restriction consisting of customary non-assignment provisions in concessions, permits, licensing agreements and leases governing leasehold interests to the extent such provisions restrict the transfer of the concession, permit, license or lease or the rights granted or property leased thereunder;

(5) in the case of clause (c) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages;

(6) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(7) any restriction on the sale or other disposition of assets or property securing Indebtedness as a result of a Permitted Lien on such assets or property;

(8) any encumbrance or restriction pursuant to purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (c) above on the property so acquired;

(9) any encumbrance or restriction existing under or by reason of applicable law or regulations;

(10) any encumbrance or restriction existing by reason of any Purchase Money Note or other Indebtedness or contractual requirements incurred with respect to a Qualified Securitization Transaction relating to a Qualified Subsidiary; and

(11) customary provisions relating to assets or properties in which the Company has Investments in joint ventures, provided that the Company was entitled to make such Investment pursuant to the covenant described under “— Limitation on Restricted Payments.”

Limitation on Sales of Assets and Subsidiary Stock

      (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors, of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents;

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash either:

(A) to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or Indebtedness (other than any Disqualified Stock) of a Wholly Owned Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company); or

(B) to the extent the Company elects, to acquire Additional Assets;

(4) to the extent of the aggregate balance of Net Available Cash after application in accordance with paragraph (3) above, the Company or such Restricted Subsidiary makes an offer to the holders of the New Notes (and to, at the election of the Company, holders of other Senior Indebtedness designated by the Company) to purchase New Notes (and such other Senior Indebtedness) pursuant to and subject to the conditions contained in the New Indenture; and

(5) to the extent that any portion of Net Available Cash remains after compliance with clause (4) above, the Company or such Restricted Subsidiary uses such remaining portion only for purposes not prohibited in the New Indenture.

      In connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) of paragraph (3) or paragraph (4) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

      Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which are not applied in accordance with this covenant exceeds U.S.$5.0 million. Pending application of Net Available Cash pursuant to this covenant (except for clause (a)(5) above), such Net Available Cash shall be invested in cash or Temporary Cash Investments or applied to temporarily reduce revolving credit Indebtedness.

(b) For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

(1) the assumption of Indebtedness of the Company or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

(2) securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.

      In the event of an Asset Disposition that requires the purchase of the New Notes (and other Senior Indebtedness) pursuant to clause (a)(4) above, the Company will purchase New Notes tendered pursuant to an offer by the Company for the New Notes (and such other Senior Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Indebtedness, such lesser price, if any, as may be provided for by the terms of such Senior Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the New Indenture. If the aggregate purchase price of New Notes (and any other Senior Indebtedness) tendered pursuant to such offer is less than the Net Available Cash allotted to the purchase thereof, the Company will be required to apply the remaining Net Available Cash only for purposes not prohibited by the New Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the New Notes will be denominations of U.S.$1.00 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase New Notes (and other Senior Indebtedness) pursuant to this covenant if the Net Available Cash available therefor is less than U.S.$5.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

      The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of New Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this clause by virtue of its compliance with such securities laws or regulations.

Limitations on Affiliate Transactions

(a) The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1) the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2) if such Affiliate Transaction involves an amount in excess of U.S.$1.0 million but is less than or equal to U.S.$5.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of disinterested directors of the Company have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a Board of Directors resolution;

(3) if such Affiliate Transaction involves an amount in excess of U.S.$5.0 million, the Board of Directors shall also have received a written opinion from an investment banking firm of national United States prominence that is not an Affiliate of the Company to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries.

(b) The provisions of the preceding paragraph (a) will not apply to:

(1) any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under “— Limitation on Restricted Payments”;

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by a majority of the disinterested members of the Board of Directors;

(3) loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries, but in any event not to exceed U.S.$0.5 million in the aggregate outstanding at any one time;

(4) the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries;

(5) any transaction with a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(6) the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company;

(7) any Affiliate Transaction between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries;

(8) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business consistent with past practice; and

(9) transactions effected as part of a Qualified Securitization Transaction, including, without limitation, any sale, conveyance or other transfer of accounts receivable, contracts receivable and other related assets customarily transferred in an asset securitization transaction involving accounts receivable or contracts receivable to a Qualified Subsidiary in a Qualified Securitization Transaction.

Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries

      The Company:

(1) will not, and will not permit any Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of any Capital Stock of any Restricted Subsidiary to any Person (other than the Company or a Wholly Owned Subsidiary); and

(2) will not permit any Restricted Subsidiary to issue any of its Capital Stock (other than, if necessary, shares of its Capital Stock constituting directors’ or other legally required qualifying shares) to any Person (other than to the Company or a Wholly Owned Subsidiary), unless:

(A) immediately after giving effect to such issuance, sale or other disposition, neither the Company nor any of its Subsidiaries own any Capital Stock of such Restricted Subsidiary; or

(B) immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto would have been permitted to be made under the covenant described under “— Limitation on Restricted Payments” if made on the date of such issuance, sale or other disposition.

Limitations on Liens

      The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, other than Permitted Liens, without effectively providing that the New Notes or the Subsidiary Guarantee, as applicable, shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

Limitations on Business Activities

      The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, engage in any business other than the Telecommunications Business.

Optional Offer to Repurchase

      Upon the occurrence of a Put Offer Event, each Holder shall have the right to require that the Company offer to repurchase all or any part (equal to U.S. $1.00 or any integral multiple thereof) of such Holder’s New Notes at a purchase price in cash equal to 100% of the principal amount of such New Notes on the date of purchase plus accrued and unpaid interest, if any, and Additional Amounts, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date). The Put Offer, if any, will remain open for a period of at least 30 days following its commencement but no longer than 60 days, except to the extent that a longer period is required by applicable law (the “Put Offer Period”). On the first Business Day after the termination of the Put Offer Period (the “Put Payment Date”), the Company will purchase all New Notes validly tendered and not properly withdrawn pursuant to the Put Offer. Payment for any New Notes so purchased will be made in the same manner as interest payments are made on the New Notes.

      Within 30 days following any Put Offer Event, the Company shall mail a notice to each Holder with a copy to the Trustee (the “Put Offer”) stating:

(1) that a Put Offer Event has occurred and that such Holder has the right to require the Company to purchase such Holder’s New Notes at a purchase price in cash equal to 100% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, and Additional Amounts, if any (the “Put Purchase Price”), to the Put Payment Date (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts regarding such Put Offer Event (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Put Offer Event);

(3) the Put Payment Date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed);

(4) that any New Note accepted for payment pursuant to the Put Offer (and duly paid for on the Put Payment Date) shall cease to accrue interest and Additional Amounts, if applicable, after the Put Payment Date;

(5) that any New Notes (or portions thereof) not validly tendered shall continue to accrue interest and Additional Amounts, if applicable; and

(6) the instructions, as determined by the Company, consistent with the covenant described hereunder, that a Holder must follow in order to have its New Notes purchased.

      On or before the Put Payment Date, if any, the Company shall, to the extent lawful, (i) accept for payment all New Notes or portions thereof validly tendered and not properly withdrawn pursuant to the Put Offer, (ii) deposit by 10:00 a.m., New York City time, on such date with the Paying Agent an amount equal to the Put Purchase Price in respect of all New Notes or portions thereof so validly tendered and not properly withdrawn and (iii) deliver or cause to be delivered to the Trustee the New Notes so accepted together with an officers’ certificate stating the aggregate principal amount of New Notes or portions thereof being purchased by the Company. The paying agent shall promptly (but in any case not later than five days after the Put Payment Date) mail to each Holder of New Notes so validly tendered and not properly withdrawn the Put Purchase Price for such New Notes.

      Upon surrender and cancellation of a definitive New Note that is purchased in part pursuant to the Put Offer, the Company shall promptly issue and the Trustee shall authenticate and mail (or cause to be transferred by book entry) to the surrendering Holder of such definitive New Note, a new definitive New Note equal in principal amount to the unpurchased portion of such surrendered definitive New Note; provided that each such new definitive New Note shall be in a principal amount of U.S.$1,000 or an integral multiple thereof.

      Upon surrender of the global New Note that is purchased in part pursuant to a Put Offer, the paying agent shall forward the global New Note to the Trustee who shall make a notation on Schedule A thereof to reduce the principal amount of such global New Note to an amount equal to the unpurchased portion of such global New Note.

      The Company shall publicly announce the results of the Put Offer on the Put Payment Date. For purposes of a Put Event Offer, the Trustee shall act as the paying agent.

      The Company shall not be required to make a Put Offer following a Put Offer Event if a third party makes the Put Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the New Indenture applicable to a Put Offer made by the Company and purchases all New Notes validly tendered and not withdrawn under such Put Offer.

      The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of New Notes as a result of a Put Offer Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenants described herein, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under any covenant described hereunder by virtue of its compliance with such securities laws or regulations.

Merger and Consolidation

      (a) The Company shall not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person (each, an “Exit Transaction”), unless one of the following conditions is satisfied (as may be elected by the Company in its sole discretion):

(i) the Company offers to purchase each Holder’s New Notes pursuant to the covenant described under “— Optional Offer to Repurchase”; or

(ii) each of the following conditions is satisfied:

(1) the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of Mexico, the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the New Notes and the New Indenture;

(2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing (provided that for purposes of such pro forma analysis, the covenant set forth in paragraph (d) of the covenant “— Limitations on Indebtedness” shall be deemed to no longer be in force or effect);

(3) immediately after giving pro forma effect to such transaction, one of the following two conditions is satisfied: either (i) the Successor Company would be able to Incur an additional U.S.$1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “— Limitation on Indebtedness” or (ii) both (A) the Consolidated Leverage Ratio of the Successor Company is not more than the Consolidated Leverage Ratio of the Company immediately prior to such transaction and (B) the Fixed Charge Coverage Ratio of the Successor Company is not less than the Fixed Charge Coverage Ratio of the Company immediately prior to such transaction;

(4) immediately after giving pro forma effect to such transaction, the Successor Company shall have Consolidated Net Worth in an amount that is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; and

(5) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the New Indenture (provided, that such Opinion of Counsel may assume, among other things, the satisfaction of all financial ratios in connection with such transaction).

For purposes of calculating the Successor Company’s Consolidated Leverage Ratio, Fixed Charge Coverage Ratio and Consolidated Net Worth in this covenant, all references to the Company and its Restricted Subsidiaries in the definitions of Consolidated Cash Flow, Consolidated Interest Expense,

Consolidated Leverage Ratio, Consolidated Net Income, Consolidated Net Worth and Fixed Charge Coverage Ratio shall be deemed to include the Successor Company, the Company and its Restricted Subsidiaries.

(b) The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the New Indenture, but the predecessor Company in the case of a conveyance, transfer or lease shall not be released from the obligation to pay the principal of and interest on the New Notes unless such transaction (i) involves a Successor Company other than the Company which expressly assumes, by an indenture supplemental hereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all of the obligations of the Company under the New Notes and the New Indenture and (ii) satisfies the other conditions set forth in clause (ii) of paragraph (a) of this covenant, in which case the Company and each Guarantor will be released and relieved of any and all obligations hereunder, under the New Notes, any Subsidiary Guarantee delivered in connection with the New Indenture, and any other instrument, undertaking or agreement delivered by the Company or a Guarantor in connection with the New Indenture (other than any Officers’ Certificate). Upon delivery by the Company to the Trustee of an Officers’ Certificate to the effect that such conveyance, transfer, or lease was made by the Company in accordance with the provisions of the New Indenture, including without limitation clause (ii) of paragraph (a) of this covenant, the Trustee shall execute any documents reasonably required in order to evidence the release the Company and each Guarantor from their respective obligations hereunder, under the New Notes, under any Subsidiary Guarantee, and under any other instrument, undertaking or agreement delivered by the Company or a Guarantor in connection with the New Indenture (other than any Officers’ Certificate).

     SEC Reports

      Whether or not required by the SEC, so long as any New Notes are outstanding, the Company will furnish to the Holders of the New Notes, within the time periods specified in the SEC’s rules and regulations all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Form 6-K (provided that the Company shall be deemed to be required to file (A) such Forms for each of the first three fiscal quarters for each fiscal year and (B) the information required to be filed with the SEC on Form 8-K, if applicable, for changes in control, acquisition or disposition of assets, bankruptcy or receivership and changes in the Company’s certifying accountants) and (2) Form 20-F if the Company were required to file such Forms, including an “Operating Results and Condition” disclosure section and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants.

      In addition, whether or not required by the SEC, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to the Holders, securities analysts and prospective investors upon request.

     Limitation on Business Activities

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, engage in any business other than the Telecommunications Business.

     Future Subsidiary Guarantors

      The Company will cause each future Restricted Subsidiary to promptly Guarantee the New Notes and execute a supplemental indenture providing for such Subsidiary Guarantee on the terms and conditions set forth in the New Indenture and deliver an opinion of counsel satisfactory to the Trustee within 10 Business Days of the date it was acquired or created.

Defaults

      Each of the following is an Event of Default:

(1) a default in the payment of interest or any Additional Amounts on the New Notes when due, continued for 30 days;

(2) a default in payment of principal or premium, if any, on the New Notes when due at maturity, upon redemption (including in connection with an offer to all Holders to purchase New Notes pursuant to the covenants described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” above), or otherwise;

(3) the failure by the Company to comply with its obligations under “— Certain Covenants — Merger and Consolidation” above;

(4) the failure by the Company to comply with its obligation under the New Indenture to deliver to the Trustee forthwith within five Business Days upon any officer becoming aware of any Default or Event of Default, an officers’ certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto, for a period of 30 or more days commencing on the date of such Default;

(5) the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under “— Additional Amounts”, “— Certain Covenants,” “— Limitation on Indebtedness,” “— Limitation on Restricted Payments,” “— Limitation on Restrictions on Distributions from Restricted Subsidiaries,” “— Limitation on Sales of Assets and Subsidiary Stock” (other than a failure to purchase New Notes), “— Limitations on Affiliate Transactions,” “— Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries,” “— Limitations on Liens,” “— SEC Reports,” “— Limitation on Business Activities” or “— Future Subsidiary Guarantors”;

(6) the failure by the Company to comply for 60 days after notice with its other representations, warranties or agreements contained in the New Indenture;

(7) Indebtedness of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds U.S.$5.0 million (the “cross acceleration provision”);

(8) any judgment or decree for the payment of money in excess of U.S.$5.0 million is entered against the Company or a Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed within 10 days after notice (the “judgment default provision”);

(9) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the “bankruptcy provisions”); or

(10) except as permitted by the New Indenture, any Subsidiary Guarantee is held in any final judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Subsidiary Guarantee.

      However, a default under clauses (5), (6) and (8) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding New Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

      If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding New Notes may declare the principal of and accrued but unpaid interest on all the New Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the New Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of the New Notes. Under certain circumstances, the Holders of a majority in principal amount of the outstanding New Notes may rescind any such acceleration with respect to the New Notes and its consequences.

      Subject to the provisions of the New Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the New Indenture at the request or direction of any of the Holders of the New Notes unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a note may pursue any remedy with respect to the New Indenture or the New Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 25% in principal amount of the outstanding New Notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) holders of a majority in principal amount of the outstanding New Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

      Subject to certain restrictions, the holders of a majority in principal amount of the outstanding New Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the New Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a New Note or that would involve the Trustee in personal liability.

      If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each Holder of the New Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any New Note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the Holders of the New Notes. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

      Subject to certain exceptions, the New Indenture may be amended with the consent of the Holders of a majority in principal amount of the New Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the New Notes) and any past default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount of the New Notes then outstanding. However, without the consent of each Holder of an outstanding New Note affected thereby, an amendment may not, among other things:

(1) reduce the amount of New Notes whose Holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any New Note;

(3) reduce the principal of or extend the Stated Maturity of any New Note;

(4) reduce the amount payable upon the redemption of any New Note or change the time at which any New Note may be redeemed as described under “— Optional Redemption” or “— Redemption for Changes in Mexican Withholding Taxes” above;

(5) make any New Note payable in money other than that stated in the New Note;

(6) impair the right of any Holder of the New Notes to receive payment of principal of and interest on such Holder’s New Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s New Notes;

(7) make any change in the amendment provisions which require each Holder’s consent or in the waiver provisions;

(8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the New Indenture, except in accordance with the New Indenture;

(9) make any change in the ranking or priority of any New Note that would adversely affect the Noteholders; or

(10) make any change in the provisions of the New Indenture described under “— Additional Amounts” that adversely affects the rights of any Noteholder or amend the terms of the New Notes or the New Indenture in a way that would result in the loss of an exemption from any of the Taxes described thereunder or would otherwise adversely affect any Noteholder for United States or Mexican tax purposes.

      Notwithstanding the preceding, without the consent of any holder of the New Notes, the Company and Trustee may amend the New Indenture:

(1) to cure any ambiguity, omission, defect or inconsistency;

(2) to provide for the assumption by a successor company of the obligations of the Company under the New Indenture;

(3) to provide for uncertificated New Notes in addition to or in place of certificated New Notes (provided that the uncertificated New Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated New Notes are described in Section 163(f)(2)(B) of the Code);

(4) to add guarantees with respect to the New Notes to secure the New Notes;

(5) to secure the New Notes and/or the Subsidiary Guarantees;

(6) to add to the covenants of the Company for the benefit of the Holders of the New Notes or to surrender any right or power conferred upon the Company;

(7) to make any change that does not adversely affect the rights of any Holder of the New Notes; or

(8) to comply with any requirement of the SEC in connection with the qualification of the New Indenture under the Trust Indenture Act.

      The consent of the Holders of the New Notes is not necessary under the New Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

      After an amendment under the New Indenture becomes effective, the Company is required to mail to Holders of the New Notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the New Notes, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

      The New Notes will be issued in registered form and will be transferable only upon the surrender of the New Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Defeasance

      At any time, the Company may terminate all its obligations under the New Notes and the New Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust, the payment of Additional Amounts, and obligations to register the transfer or exchange of the New Notes, to replace mutilated, destroyed, lost or stolen New Notes and to maintain a registrar and paying agent in respect of the New Notes.

      In addition, at any time the Company may terminate its obligations under the covenants described under “— Certain Covenants” (other than the covenant described under “— Merger and Consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under “— Defaults” above and the limitations contained in clauses (3) and (4) under “— Certain Covenants — Merger and Consolidation” above (“covenant defeasance”).

      If the Company exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guarantee.

      The Company may exercise its legal defeasance option notwithstanding our prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the New Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the New Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries) or (8) under “— Defaults” above or because of the failure of the Company to comply with clause (3) or (4) under “— Certain Covenants — Merger and Consolidation” above.

      In order to exercise either of our defeasance options, the Company must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the New Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of: (1) an Opinion of Counsel in the United States reasonably acceptable to the Trustee to the effect that Holders of the New Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable U.S. Federal income tax law); and (2) an Opinion of Counsel in Mexico reasonably acceptable to the Trustee to the effect that Holders of the New Notes will not recognize income, gain or loss for Mexican taxes purposes as a result of such deposit and defeasance and will be subject to Mexican taxes (including withholding taxes) on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Concerning the Trustee

      The Bank of New York is to be the Trustee under the New Indenture. The Company has appointed The Bank of New York as registrar and paying agent with regard to the New Notes.

      The New Indenture will contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

      The Holders of a majority in principal amount of the outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the New Indenture at the request of any Holder of New Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the New Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No past, present or future director, officer, employee, incorporator or stockholder of the Company or any Guarantor will have any liability for any obligations of the Company under the New Notes, the Subsidiary Guarantees or the New Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the New Notes by accepting a New Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the New Notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

      The New Indenture and the New Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

      Under Mexican monetary law (Ley Monetaria de los Estados Unidos Mexicanos), in the event that proceedings were brought in Mexico seeking to enforce our obligations under the New Notes in Mexico, the Company would not be required to discharge such obligations in Mexico in a currency other than Mexican currency. According to such law, an obligation in a currency other than Mexican currency, which is payable in Mexico, may be satisfied in pesos at the rate of exchange in effect on the date and in the place payment occurs. Such rate is currently determined by the Mexican Central Bank (Banco de Mexico) every business banking day in Mexico and published the following business banking day in the Official Gazette of the Federation (Diario Oficial de la Federacion).

Consent to Jurisdiction and Service

      Each of the Company and the Guarantors will appoint CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011 as its agent for actions brought under Federal or state securities laws brought in any Federal or state court located in the Borough of Manhattan in The City of New York and will submit to such jurisdiction.

Certain Definitions

      “Additional Assets” means any:

(1) property, plant, equipment, concessions, licenses, permits and leases used in a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clauses (2) or (3) above is primarily engaged in a Related Business.

      “Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with, such specified Person.

      For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “— Certain Covenants — Limitation on Restricted Payments,” “— Certain Covenants — Limitation on Affiliate Transactions” and “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” only, “Affiliate” shall also mean any beneficial owner of Capital Stock representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

      “Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”) (other than any Exit Transaction which complies with the covenant described under “— Certain Covenants — Merger and Consolidation”), of:

(1) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

(2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary other than, in the case of clauses (1), (2) and (3)

(A) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary;

(B) for purposes of the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” only, any disposition (i) that constitutes a Restricted Payment permitted by the covenant described under “— Certain Covenants — Limitation on restricted payments,” (ii) of cash or (iii) of Temporary Cash Investments;

(C) a disposition of assets with a fair market value of less than U.S.$100,000;

(D) exchange of telecommunications assets where the Fair Market Value of the telecommunications assets received is at least equal to the Fair Market Value of the telecommunications assets disposed of or if less, the difference is received in cash, and such cash is Net Available Cash;

(E) dispositions of obsolete, worn-out, damaged or otherwise unsuitable or unnecessary equipment or other obsolete assets in the ordinary course of business;

(F) dispositions of capacity and rights of use in the Company’s network in the ordinary course of business; and

(G) the disposition, sale, conveyance or other transfer of assets of the Company and its Restricted Subsidiaries (including, without limitation, accounts receivable and related assets customarily transferred in an asset securitization transaction involving accounts receivable) to a

Qualified Subsidiary or by a Qualified Subsidiary, in connection with a Qualified Securitization Transaction.

      “Attributable Debt” in respect of a Sale/ Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the New Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/ Leaseback Transaction (including any period for which such lease has been extended).

      “Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1) the sum of the products of numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2) the sum of all such payments.

      “Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

      “Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required by law to close in Mexico or New York City.

      “Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

      “Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

      “Code” means the Internal Revenue Code of 1986, as amended.

      “Consolidated Cash Flow” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) all income and asset tax expense of the Company and its consolidated Restricted Subsidiaries;

(2) Consolidated Interest Expense;

(3) depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to an item that was prepaid in cash in a prior period, other than the Company’s preoperating expenses that were capitalized in accordance with GAAP); and

(4) all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period);

in each case for such period; minus the sum of the following to the extent it increases Consolidated Net Income:

(1) interest income; and

(2) all non-cash items of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash item to the extent that it results in the receipt of cash payments in any future period).

      Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of a Restricted Subsidiary shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

      “Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent Incurred by the Company or its Restricted Subsidiaries, without duplication:

(1) interest expense attributable to capital leases and the interest expense attributable to leases constituting part of a Sale/ Leaseback Transaction;

(2) amortization of debt discount and debt issuance cost;

(3) capitalized interest;

(4) non-cash interest expenses;

(5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6) net payments pursuant to Hedging Obligations;

(7) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Preferred Stock of such Person or any of its Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Subsidiary of the Company or any liquidation preference amounts accruing under the terms of the New Preferred Shares, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP;

(8) interest incurred in connection with Investments in discontinued operations;

(9) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary; and

(10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

      “Consolidated Leverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries as of such date of determination to (y) Consolidated Cash Flow for the most recent fiscal quarter ending at least 45 days prior to such date of determination (the “Reference Period”) multiplied by four, provided, however, that:

(1) if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio is an Incurrence of Indebtedness, the amount of such Indebtedness shall be calculated after giving effect on a pro forma basis to such Indebtedness;

(2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness that was outstanding as of the end of the Reference Period or if any

Indebtedness is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Leverage Ratio (other than, in each case, Indebtedness Incurred under any revolving credit agreement), the aggregate amount of Indebtedness shall be calculated after giving effect on a pro forma basis to the repayment, repurchase, defeasance or discharge of Indebtedness and Consolidated Cash Flow shall be calculated as if the Company or such Restricted Subsidiary had not earned the interest income, if any, actually earned during the Reference Period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3) if since the beginning of the Reference Period the Company or any Restricted Subsidiary shall have made any Asset Disposition, the Consolidated Cash Flow for the Reference Period shall be reduced by an amount equal to the Consolidated Cash Flow (if positive) directly attributable to the assets which are the subject of such Asset Disposition for the Reference Period or increased by an amount equal to the Consolidated Cash Flow (if negative) directly attributable thereto for the Reference Period;

(4) if since the beginning of the Reference Period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets which constitutes all or substantially all of an operating unit of a business, Consolidated Cash Flow for the Reference Period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of the Reference Period; and

(5) if since the beginning of the Reference Period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such Reference Period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during the Reference Period, Consolidated Cash Flow for the Reference Period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of the Reference Period.

      “Consolidated Net Income” means, for any period, the net income of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(1) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(A) subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(B) the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

(2) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

(3) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(A) subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated

Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B) the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4) any gain (but not loss) realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(5) extraordinary gains or losses; and

(6) the cumulative effect of a change in accounting principles.

      “Consolidated Net Worth” means the total of the amounts shown on the balance sheet of the Company and its consolidated Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as the sum of:

(1) the par or stated value of all outstanding Capital Stock of the Company plus

(2) paid-in capital or capital surplus relating to such Capital Stock plus

(3) any retained earnings or earned surplus

less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

      “Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement designed to protect such Person against fluctuations in currency values.

      “Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

      “Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part; in each case on or prior to the first anniversary of the Stated Maturity of the New Notes; provided, however, that the New Preferred Shares shall not be deemed Disqualified Stock and; provided further that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the first anniversary of the Stated Maturity of the New Notes shall not constitute Disqualified Stock if:

(A) the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the New Notes and described under “— Certain covenants — Limitation on sales of assets and subsidiary stock,” “— Certain covenants — Optional Offer to Repurchase Notes”; and “— Certain Covenants — Merger and Consolidation”;

(B) any such requirement only becomes operative after compliance with such terms applicable to the New Notes, including the purchase of any New Notes tendered pursuant thereto.

      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      “Exchange Act” means the Securities Exchange Act of 1934, as amended.

      “Exit Transaction” has the meaning given to such term under “— Certain Covenants — Merger and Consolidation.”

      “Fair Market Value” means, with respect to any asset or property (including Capital Stock), the price that could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors acting in good faith and shall be evidenced by a resolution of the Board of Directors delivered to the trustee.

      “Fixed Charge Coverage Ratio” as of any date of determination means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow to Consolidated Interest Expense of such Person for the most recent fiscal quarter ending at least 45 days prior to the date of determination. In the event that the specified Person or any of its Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable reference period.

      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (2) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(3) the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the specified Person or any of its Subsidiaries following the Calculation Date.

      “GAAP” means generally accepted accounting principles in Mexico, as amended from time to time.

      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

      “Guarantors” means each of:

(1) Corporativo en Telecomunicaciones, S.A. de C.V.;

(2) Maxcom Servicios Administrativos, S.A. de C.V.; and

(3) Maxcom, USA, Inc.; and

(4) any other subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the New Indenture;

and their respective successors and assigns.

      “Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

      “Holder” or “Noteholder” means the Person in whose name a note is registered on the Registrar’s books.

      “Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall be deemed the Incurrence of Indebtedness.

      “Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/ Leaseback Transactions entered into by such Person;

(3) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with the New Indenture (but excluding, in each case, any accrued dividends);

(6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

(8) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

      The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

      “Interest Rate Agreement” means in respect of a Person any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect such Person against fluctuations in interest rates.

      “Investment” in any Person means any direct or indirect advance (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender), loan or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person.

      For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and the covenant described under “— Certain Covenants — Limitation on Restricted Payments”:

(1)	“Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

      “Issue Date” means the date on which the New Notes are originally issued.

      “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

      “Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form), in each case net of:

(1)	all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition; and

(4)	the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

      “Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

      “New Preferred Shares” means the Series A-1 Convertible Preferred Shares, Series B-1 Convertible Preferred Shares, Series N-1 Convertible Preferred Shares and Series N-2 Shares of the Company, in each case with such rights and designations set forth in the by-laws (estatutos) of the Company in effect on the Issue Date and issued in connection with the Recapitalization or in connection with any stock splits, stock dividends and similar events with respect to such New Preferred Shares.

      “Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3) cash and Temporary Cash Investments;

(4) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

(7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(8) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock”;

(9) any Hedging Obligations permitted to be Incurred under “— Certain Covenants — Limitation on Indebtedness”;

(10) other Investments in an aggregate amount not to exceed U.S.$25.0 million at any one time outstanding thereafter, so long as in each case such Investments are made in a Telecommunications Business; and

(11) a Qualified Subsidiary or any Investment by a Qualified Subsidiary in any other person, in each case, in connection with a Qualified Securitization Transaction, provided, that the Investment in any person is in the form of a Purchase Money Note, an equity interest, a beneficial interest in a Mexican security administration trust or an interest in assets of the Company or a Restricted Subsidiary (including, without limitation, accounts receivable or contracts receivable generated by the Company or a Restricted Subsidiary) and transferred to any person in connection with a Qualified Securitization Transaction or any person owning those assets.

      “Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers,’ warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(3) Liens for taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings;

(4) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(5) survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(7) Liens to secure Indebtedness permitted under the provisions described in clause (b)(1) under “— Certain Covenants — Limitation on Indebtedness”;

(8) Liens existing on the Issue Date;

(9) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(10) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(11) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a wholly owned Subsidiary of such Person;

(12) Liens securing Hedging Obligations so long as such Hedging Obligations relate to Indebtedness that is, and is permitted to be under the New Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(13) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (6), (8), (9), (10), (14) or (15); provided, however, that:

(A) such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (8), (9), (10), (14) or (15) at the time the original Lien became a Permitted Lien and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(14) Liens Incurred in connection with Capital Lease Obligations permitted under the New Indenture; provided that such Liens do not extend or cover any property other than the property that is the subject of the Capital Lease Obligation;

(15) Liens Incurred to secure Indebtedness permitted under the provisions described in clause (b)(16) under the provisions described in “Certain covenants — Limitation on Indebtedness” above; provided that such Liens are limited to the assets or Capital Stock so acquired;

(16) Liens in favor of the Company or any Restricted Subsidiary;

(17) Liens securing assets (including, without limitation, accounts receivable and related assets) sold, conveyed or otherwise transferred in connection with a Qualified Securitization Transaction; and

(18) Liens (other than any Lien Incurred in reliance upon clauses (1) through (17) of this definition) with respect to obligations of the Company or any Restricted Subsidiary that do not exceed U.S. $60.0 million in the aggregate at any one time outstanding.

      Notwithstanding the foregoing, “Permitted Liens” will not include any Lien described in clauses (6), (9) or (10) above to the extent such Lien applies to any Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under “Certain covenants — Limitation on sales of assets and subsidiary stock.” For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

      “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

      “Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

      “Principal” of a note means the principal of the note plus the premium, if any, payable on the note which is due or overdue or is to become due at the relevant time.

      “Purchase Money Note” means a promissory note evidencing a line of credit, or evidencing other Indebtedness owed to the Company or any Restricted Subsidiary in connection with a Qualified Securitization Transaction, which note shall be repaid from cash available to the maker of such note, other than amounts required to be established as reserves, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of new assets (including, without limitation, the purchase of newly generated accounts receivable).

      “Put Offer Event” means (i) any proposed liquidation preference payment to be made with respect to New Preferred Shares by the Company pursuant to clause (b)(6) of “— Certain Covenants — Limitation on Indebtedness” and (ii) any transaction in which the Company elects to satisfy the conditions set forth in clause (a)(i) thereof.

      “Qualified Securitization Transaction” means any transaction or series of transactions that may be entered into by the Company or any Restricted Subsidiary pursuant to which the Company or any Restricted Subsidiary may sell, convey or otherwise transfer to (a) a Qualified Subsidiary (in the case of a transfer by the Company or any Restricted Subsidiary) and (b) any other person (in the case of a transfer by a Qualified Subsidiary), or may grant a security interest in, any asset (whether now existing or arising in the future) of the Company or any Restricted Subsidiary, including without limitation, accounts receivable (whether now existing or arising in the future) of the Company or any Restricted Subsidiary and any asset related thereto, including, without limitation, all collateral securing the accounts receivable, all contracts and all guarantees or rights and other obligations in respect of the accounts receivable, proceeds of the accounts receivable and other assets which are customarily transferred, or in respect of which security interests are customarily granted, in connection with asset securitization transactions involving such asset or assets. For purposes of clarification, a Qualified Securitization Transaction includes, without limitation, any transaction or series of transactions intended to qualify with the “true sale” requirements of applicable Mexican law.

      “Qualified Subsidiary” means a Subsidiary of the Company (or a security administration trust organized under Mexican law of which the Company or a Restricted Subsidiary is a beneficiary) which engages in no activities other than in connection with Qualified Securitization Transaction and related activities, including, without limitation, the purchase or financing of accounts receivables, and which is designated by the Board of Directors of the Company (as provided below) as a Qualified Subsidiary with which neither the Company nor any other Restricted Subsidiary has any material contract, agreement, arrangement or understanding (except in connection with a Purchase Money Note or Qualified Securitization Transaction and other agreements ancillary thereto) other than on terms no less favorable to the Company or such other Restricted Subsidiary than those that might be obtained at the time from persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing assets, including billing, collecting, monitoring and other servicing of accounts receivable.

      “Recapitalization” means the transactions with respect to changes to the capital structure of the Company and governance rights of the holders of Capital Stock of the Company as set forth in this offering circular, including the issuance of the New Preferred Shares and the designation and election or appointment of directors to the Board of Directors.

      “Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

      “Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the New Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced; and

(3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

      “Related Business” means any business in which the Company was engaged on the Issue Date and any other business related, ancillary or complementary to any business of the Company in which the Company was engaged on the Issue Date.

      “Restricted Payment” with respect to any Person means:

(1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to the Company or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock), other than the purchase, redemption or other acquisition or retirement for value of any New Preferred Shares (i) if the Company makes a Put Offer and within 60 days prior to the purchase, redemption or other acquisition or retirement for value of such New Preferred Shares or (ii) for Capital Stock in any Person (or any Affiliate thereof) that (A) acquires or holds a majority of the Capital Stock of the Company (whether by merger, consolidation, share purchase or otherwise) or (B) acquires all or substantially all of the assets of the Company in a transaction in which the

Company elects to satisfy the conditions set forth in “— Certain Covenants — Merger and Consolidation” pursuant to clause (ii) thereof;

(3) the payment of principal or interest in cash prior to the scheduled maturity or interest payment date of any Subordinated Obligations of such Person or the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of such Person (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition); or

(4) the making of any Investment (other than a Permitted Investment) in any Person.

      “Restricted Subsidiary” means any Subsidiary of the Company that is not (i) an Unrestricted Subsidiary or (ii) a Qualified Subsidiary.

      “Sale/ Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

      “SEC” means the Securities and Exchange Commission.

      “Senior Indebtedness” means:

(1) Indebtedness of the Company, whether outstanding on the Issue Date or thereafter Incurred; and

(2) accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company to the extent post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of the Company for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Company is responsible or liable unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate in right of payment to the New Notes; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of the Company to any Subsidiary;

(2) any liability for Federal, state, local or other taxes owed or owing by the Company;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(4) any Indebtedness of the Company (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of the Company; or

(5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the New Indenture.

      “Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

      “Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

      “Subordinated Obligation” means any Indebtedness of the Company or a Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the New Notes or Subsidiary Guarantee, as applicable, pursuant to a written agreement to that effect.

      “Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1) such Person;

(2) such Person and one or more Subsidiaries of such Person; or

(3) one or more Subsidiaries of such Person.

      “Telecommunications Business” means the business of (1) transmitting or providing services relating to the transmission of voice, video or data through owned or leased terrestrial transmission facilities, (2) constructing, installing, maintaining, creating, developing or marketing communications-related network infrastructure, components, equipment, software and other devices for use in a telecommunications business and related or incidental thereto, (3) billing, monitoring, collecting and other servicing of assets related to any business identified in clause (1) or (2) above, including, without limitation, billing, collecting and other servicing of accounts receivable and (4) any other business reasonably related, ancillary or complimentary to those identified in clause (1), (2) or (3) above.

      “Temporary Cash Investments” means any of the following:

(1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of U.S.$50,000,000 (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s Investors Service, Inc. or “A-1” (or higher) according to Standard and Poor’s Ratings Group;

(5) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s Ratings Group or “A” by Moody’s Investors Service, Inc.;

(6) Certificados de la Tesoreria de la Federacion (Cetes) or Bonos de Desarrollo del Gobierno Federal (Bondes) issued by the Mexican government and maturing not more than 180 days after the acquisition thereof; and

(7) certificates of deposit, bank promissory notes and bankers’ acceptances denominated in pesos, maturing not more than 180 days after the acquisition thereof and issued or Guaranteed by any one of the five largest banks (based on assets as of the immediately preceding December 31) organized under the laws of Mexico and which are not under intervention or controlled by the Instituto para la Protección al Ahorro Bancario or any successor thereto.

      “Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

      The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of U.S.$1.00 or less or (B) if such Subsidiary has assets greater than U.S.$1.00, such designation would be permitted under the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

      The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur U.S.$1.00 of additional Indebtedness under paragraph (a) of the covenant described under “— Certain Covenants — Limitation on Indebtedness” and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

      “U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

      “Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof, including without limitation, shares of capital stock with limited voting rights (acciones con caracter de inversion neutra) such as the Exchange Stock.

      “Warrant Agreement” means that certain warrant agreement, dated March 17, 2000, between the Company and The Bank of New York, as warrant agent thereunder.

      “Warrant Shares” means shares of Capital Stock of the Company issued or issuable upon the exercise of the Warrants.

      “Warrants” means any of the warrants issued by the Company pursuant to the Warrant Agreement.

      “Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or one or more Wholly Owned Subsidiaries.

BOOK-ENTRY, DELIVERY AND FORM

Book-Entry

      We will initially issue each of the New Notes and the Exchange Stock in the form of one global certificate. Each global certificate will be deposited with, or on behalf of, The Depository Trust Company as our depositary and registered in the name of the depositary or its nominee. Except as set forth below, each global certificate may be transferred, in whole and not in part, only to the depositary or another nominee of the depositary. You may hold your beneficial interests in the global certificates directly through the depositary if you have an account with the depositary or indirectly through organizations that have accounts with the depositary.

      The depositary has advised us as follows:

•	the depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and “a clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act;

•	the depositary was created to hold securities of institutions that have accounts with the depositary, commonly known as “participants,” and to facilitate the clearance and settlement of transactions in such securities among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates;

•	the depositary’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations; and

•	access to the depositary’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (collectively, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

      We expect that pursuant to procedures established by the depositary, upon the deposit of each global certificate with the depositary, the depositary will credit, on its book-entry registration and transfer system, the number of New Notes or Exchange Stock, as the case may be, represented by each such global certificates to the accounts of participants.

      Ownership of beneficial interests in the global certificates will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such global certificates will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary (with respect to participants’ interests), the participants and the indirect participants (with respect to the owners of beneficial interests in such global certificates other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global certificates.

      So long as the depositary or its nominee is the registered holder and owner of any global certificates, the depositary or such nominee will be considered the sole legal owner and holder of the securities evidenced by such global certificates for all purposes under the New Indenture. Except as set forth below, as an owner of a beneficial interest in the global certificates, you will not be:

•	entitled to have the securities evidenced by the global certificates registered in your name;

•	entitled to receive physical delivery of certificated New Notes or Exchange Stock, as the case may be; and

•	considered to be the owner or holder of any securities evidenced by the global certificates.

      We understand that under existing industry practice, in the event an owner of a beneficial interest in a global certificate desires to take any action that the depositary, as the holder of such global certificates, is entitled to take, the beneficial owner may instruct the participant to take such action on its behalf.

      We will make payments of principal, premium, if any, and interest in the case of New Notes, and of dividends, liquidation preferences and other payments in the case of Exchange Stock, in each case represented by a global certificate registered in the name of and held by the depositary or its nominee to the depositary or its nominee, as the case may be, as the registered owner and holder of such global certificate.

      We expect that the depositary or its nominee, upon receipt of any payment on a global certificate will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global certificate as shown on the records of the depositary or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in a global certificate held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants.

      We will not have any responsibility or liability for any aspect of the records relating to, or payments made on the account of, beneficial ownership interests in any global certificate or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the depositary and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in a global certificate owning through such participants.

      Although the depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in each of the global certificates among participants of the depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the trustee under the New Indenture or Maxcom will have any responsibility or liability for the performance by the depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

      Subject to certain conditions, the New Notes and the Exchange Stock represented by global certificates are exchangeable for certificated securities in definitive form if:

•	the depositary notifies us that it is unwilling or unable to continue as depositary for the global certificates or the depositary ceases to be a clearing agency registered under the Exchange Act and, in either case, we are unable to locate a qualified successor within 120 days;

•	we, in our discretion, at any time determine not to have all the New Notes or the Exchange Stock represented by global certificates; or

•	in the case of the New Notes, a default entitling the holder of the New Notes to accelerate the maturity thereof has occurred and is continuing.

      Any security that is exchangeable as above is exchangeable for certificated securities issuable in authorized denominations, as applicable, and registered in such names as the depositary shall direct. Subject to the foregoing, a global certificate is not exchangeable, except for a global certificate of the same aggregate denomination to be registered in the name of the depositary or its nominee.

DESCRIPTION OF THE EXCHANGE STOCK

      The following is a description of material terms and conditions of our Series N-1 Shares. This description is qualified in its entirety by reference to our By-Laws, an English translation of which was filed, on June 30, 2003, with the SEC as an exhibit to our Form 20-F for the fiscal year ended December 31, 2002, which is incorporated by reference herein and made a part hereof. This description is intended to be a summary and does not purport to describe all of the terms and conditions of such securities.

Brief Description of Exchange Stock

      The Exchange Stock consists of shares of our series N-1 preferred stock with limited voting rights with no par value.

Rank

      Shares of our series A-1, B-1, N-1 and N-2 stock (our “Preferred Stock”) have a preferential ranking with respect to dividends and right to assets in a liquidation.

      With respect to rights on liquidation, winding up and dissolution of Maxcom, shares of our series N-1 stock rank pari passu with shares of our series A-1, B-1 and N-2 stock, and senior to all other classes of capital stock of the Company outstanding (including shares of our Series A, B and N stock) on the date of consummation of the exchange offer.

Dividend Rights

      Shares of our series N-1 shares (on an as-converted basis) are entitled to receive dividend payments, if any, and will rank pari passu with our series A-1, B-1 and N-2 stock with respect to dividend rights. We will not pay dividends on any class of capital stock that is junior to the series N-1 stock unless we also pay dividends to holders of our series N-1 stock on an as-converted basis.

      We do not currently anticipate that we will declare or pay dividends in the foreseeable future.

Liquidation Rights

      In the event of any liquidation, winding up or dissolution of Maxcom, holders of shares of our series N-1 stock will be entitled to receive liquidation proceeds in preference to the holders of shares of our series A, B and N stock and pari passu with the holders of our series A-1, B-1 and N-2 stock on a pro rata basis in an amount equal to the greater of:

•	U.S.$0.4927 per share, as adjusted for stock splits, stock dividends and similar events, plus the accretion of these amounts at a cumulative rate of 12% per year compounded semi-annually; and

•	the amount that holders of shares of our series N-1 preferred stock would have received if they had converted all of their shares of our series N-1 stock into shares of our series N stock (or, to the extent the series N stock has been converted into some other class or series, to such other class or series of stock as the series N stock is converted into) immediately prior to the liquidation event.

      A sale of all or substantially all of the consolidated assets of Maxcom, or a merger, recapitalization, reorganization or consolidation of Maxcom, immediately after which the shareholders of Maxcom beneficially own less than 50% of the voting power or the equity securities of the surviving entity, will be deemed to be a liquidation event with respect to our each series of our Preferred Stock, unless (i) with respect to our Preferred Stock other than our series N-2 stock, the holders of at least a majority of the shares of our Preferred Stock (other than our series N-2 stock) voting together as a separate class deem that such event does not constitute a liquidation event with respect to the Preferred Shares (other than our series N-2 stock) and (2) with respect to our series N-2 Stock, the holders of at least a majority of the shares of our series N-2 stock voting as a separate class deem that such event does not constitute a liquidation event with respect to the series N-2 Stock.

      The liquidation preference rights described above will not be retained in the event of any optional conversion or a mandatory conversion of such Preferred Stock related to a qualified public offering, each of which are described below.

Optional Conversion Rights

      Our series N-1 stock is convertible, in whole or in part, at the option of the holder into series N stock at any time prior to the earlier of:

•	the consummation of a public offering of Maxcom equity securities registered under Mexican or United States securities laws, which we refer to as a “public offering;” and

•	the elimination of certain foreign ownership restrictions under Mexican law so as to permit the unrestricted ownership and/or control of Maxcom by non-Mexicans.

Upon a public offering, our series N-1 preferred stock (as well as new voting preferred stock issued pursuant to a mandatory conversion) will be convertible, in whole or in part, at the option of the holder into the same class of equity securities offered in such public offering.

Mandatory Conversion

      Upon a public offering that yields aggregate net proceeds of at least U.S.$50.0 million, which we refer to as a “qualified public offering,” all, but not less than all, of the shares of our Series N-1 stock will be convertible at our option into the same class of equity securities offered in such qualified public offering.

      In addition, upon the elimination of certain foreign ownership restrictions under Mexican law so as to permit the unrestricted ownership and/or control of Maxcom by non-Mexicans, the series N-1 stock will automatically convert into a new class of voting preferred stock of Maxcom, which will retain the same liquidation preference rights of our series N-1 stock.

Preemptive Rights

      In the event of a capital increase through the issuance of new shares for payment in cash or in kind, as a matter of Mexican law, a holder of shares our series N-1 stock has a preferential right (subject to limited exceptions) to subscribe for a sufficient number of new shares to maintain such holder’s existing proportion of shares held.

Anti-Dilution Protection

      If we issue any shares of common equity or securities convertible into common equity (other than certain permitted issuances) for consideration per share of less than either (i) the conversion price, which will initially be U.S.$0.4927 per share, in effect immediately prior to that time or (ii) the then fair market value of the stock sold, then the holders of our currently outstanding capital stock will be entitled to institutional weighted average anti-dilution protection. This anti-dilution protection will no longer be available after the preferred stock is converted into common stock. We have not issued any shares of common equity or securities convertible into common equity since the adoption of this clause.

Voting Rights

      Shares of our Series N-1 stock have limited voting rights, which will entitle the holder to vote on the following key matters:

•	any amendment to our by-laws that adversely and disproportionately affects the economic characteristics (i.e., conversion right, liquidation right and dividend right) of our Series N-1 stock as compared to our Series N-2 stock; and

•	any amendment to a section of our by-laws relating to the voting rights of our Series N-1 stock.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a general discussion of certain U.S. federal income tax consequences of the exchange offer and consent solicitation that may be relevant to you if you hold our Old Notes as a capital asset and are a U.S. holder. In general, you will be a U.S. holder if you are:

•	An individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created in or organized under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of such trust.

      This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. This discussion is for general information only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are subject to special tax treatment under the Code, including, without limitation, because you are:

•	a foreign person or entity;

•	a tax-exempt organization, a financial institution, an insurance company, a regulated investment company or a dealer or broker in securities or currencies;

•	a trader in securities or commodities that elects mark-to-market treatment;

•	a person who holds the Old Notes as part of an integrated investment such as a straddle, hedge, constructive sale, conversion transaction or other risk reduction transaction;

•	a person whose functional currency is not the U.S. dollar;

•	a partnership or other flow-through entity (including an S corporation or a limited liability company) treated as a partnership for U.S. federal income tax purposes;

•	a person subject to the alternative minimum tax; or

•	a person who owns or will own directly, indirectly or by attribution 10% or more (by voting power) of our voting stock or 10% or more (by value) of our outstanding capital stock.

      The summary does not include any discussion of the tax laws of any state, locality or non-U.S. government that may be applicable to you. You should note that no rulings have been or will be sought from the United States Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences discussed below, and we cannot assure you that the IRS will not take contrary positions. You should consult your own tax advisors concerning the application of U.S. federal income tax laws to your particular situation as well as any consequences of the exchange offer and consent solicitation arising under the laws of any other taxing jurisdiction.

Certain U.S. Federal Income Tax Consequences of the Exchange

Consequences to Tendering Noteholders

      The law is unclear as to whether any gain or loss that you realize upon the exchange will be recognized for U.S. federal income tax purposes. The tax consequences to you of the exchange of your Old Notes for New Notes and/or Exchange Stock will depend primarily on whether the exchange will be treated as a “recapitalization” within the meaning of section 368(a)(1)(E) of the Code. If you elect to receive New Notes and no Exchange Stock, the exchange will be treated as a tax-free recapitalization only if the Old Notes that you tender in the exchange and the New Notes qualify as “securities” for U.S. federal income tax purposes. If you elect to receive Exchange Stock and no New Notes or if you elect to receive both Exchange Stock and New Notes, the exchange will be treated as a tax-free recapitalization only if the Old Notes that you tender in the exchange qualify as a “security” for U.S. federal income tax purposes.

      The rules for determining whether an obligation constitutes a security are imprecise. The term security is not defined in the Code or in the regulations issued thereunder and has not been clearly defined by judicial decisions, which are not entirely consistent. The determination of whether a particular debt constitutes a security depends upon an overall evaluation of the nature of the debt. Under applicable administrative pronouncements and judicial decisions, one of the most significant factors considered in determining whether a particular debt instrument is a security is its original term. In general, debt obligations with a weighted average maturity of ten years or more are usually considered securities and debt instruments with a weighted average maturity of less than five years are usually not considered securities. The status of debt instruments with a weighted average maturity of five years or more but less than ten years is unclear. Furthermore, the maturity of a debt instrument alone is not necessarily determinative and other factors, such as the degree of participation in the company and continuing interest associated with the debt instrument and the purpose of the advances, may be relevant. Although not free from doubt, we believe that the Old Notes and New Notes are likely to be treated as securities for U.S. federal income tax purposes. You are encouraged to consult your own tax advisor with respect to this issue.

Recapitalization Treatment

      If the exchange is treated as a recapitalization for federal income tax purposes, you generally will not recognize gain realized on the exchange, except that you may recognize gain to the extent you receive “boot” in the exchange and you may recognize ordinary income to the extent the New Notes or Exchange Stock are treated as received in satisfaction of accrued but unpaid interest. Any such gain recognized as the result of receiving boot should be capital gain and generally will be long-term capital gain if the Old Notes have been held for more than one year at the time of the exchange. If you realize a loss on the exchange, however, you will not be able to recognize that loss.

      In general, you will receive boot in the exchange only if you receive property other than our stock and securities. Any nonqualified preferred stock that you receive in the exchange will constitute boot. However, we believe that the Exchange Stock you will receive in the exchange will not be treated as nonqualified preferred stock under the Code. Therefore, if the New Notes qualify as securities, you will not receive any boot in the exchange through your receipt of New Notes and/or Exchange Stock. While the issue is not free from doubt because the New Notes will have an original term of only five years, there is a reasonable position that the New Notes should be treated as securities for U.S. federal income tax purposes. You are encouraged to consult your own tax advisor with regard to this issue.

      If the New Notes qualify as securities, your aggregate tax basis in the New Notes and/or the Exchange Stock you receive in the exchange will equal your tax basis in your Old Notes; provided that the tax basis of any New Notes or Exchange Stock treated as received in satisfaction of accrued but unpaid interest should equal the amount of such accrued interest. In the event you receive only New Notes or Exchange Stock your basis in the New Notes or Exchange Stock will be the same as your basis in the Old Notes. If you receive both New Notes and Exchange Stock the method for allocating your tax basis in the Old Notes between the New Notes and the Exchange Stock is less clear, the determination of the portion of your tax basis in the Old Notes that should be allocated to each category of consideration received should be based on the issue price of the New Notes (as determined below under “Certain U.S. federal income tax consequences of holding and disposing of the New Notes — Original issue discount”) and the fair market value of the Exchange Stock. Your holding period in the New Notes and/or the Exchange Stock will be the same as your holding period in the Old Notes you surrender in the exchange; provided that the holding period for holding period of New Notes or Exchange Stock treated as received in satisfaction of accrued but unpaid interest should not include the holding period in the Old Notes you surrender in the exchange.

      If the New Notes do not qualify as securities and you also receive Exchange Stock, the amount of boot you are deemed to receive should be equal to the issue price of the New Notes. In such case, your tax basis in the New Notes should equal their issue price, and your tax basis in the Exchange Stock received in the exchange should equal your tax basis in your Old Notes, less the issue price of the New Notes plus any gain recognized in the exchange. Your holding period in the New Notes will begin on the day following the date of the exchange and your holding period in the Exchange Stock will include your holding period in the Old Notes you surrender in the exchange.

Non-Recapitalization Treatment

      If (1) the Old Notes that you exchange are not considered securities or (2) you only receive New Notes in the exchange, and the New Notes are not considered securities, the exchange will not be treated as a recapitalization. In either case, the exchange will be a fully taxable transaction for U.S. federal income tax purposes. Accordingly, you will recognize gain or loss equal to the difference between (A) the issue price of the New Notes and/or the fair market value of the Exchange Stock you receive in the exchange (to the extent not allocable to accrued but unpaid interest on the Old Notes) and (B) your adjusted tax basis in the Old Notes. Any such gain or loss recognized on the exchange of your Old Notes for New Notes and/or Exchange Stock should be capital gain or loss (subject to the market discount rules) and generally will be long-term capital gain or loss if the Old Notes have been held for more than one year at the time of the exchange. To the extent that a portion of the New Notes and/or Exchange Notes is allocable to accrued but unpaid interest, you may recognize ordinary income.

      The deductibility of losses, if any, realized on the exchange of your Old Notes for New Notes and/or Exchange Stock may be subject to certain limitations. If you think you may realize a loss, you should consult your tax advisor as to the possible limitations on the deductibility of any such loss.

      Your adjusted tax basis in the New Notes will equal the issue price of the New Notes. Your adjusted tax basis in the Exchange Stock will equal the fair market value of the Exchange Stock. Your holding period in the New Notes and/or the Exchange Stock will begin on the day following the date of the exchange.

Receipt of Accrued Interest

      Notwithstanding the foregoing, any property you receive in the exchange that is attributable to accrued and unpaid interest will not be treated as received in exchange for your Old Notes. Rather, such property will be taxable to you as ordinary interest income (if you have not previously included such interest into gross income).

Consequences to Non-Tendering Holders

      The proposed amendments to the Old Notes may constitute a significant modification of the Old Notes, with the result that, even if you do not tender your Old Notes, you may be deemed for U.S. federal income tax purposes to have exchanged your Old Notes for a new debt instrument. However, while the issue is not free from doubt, if you do not participate in the exchange offer, you should not be deemed to have engaged in a taxable exchange for U.S. federal income tax purposes as a result of the elimination of the restrictive covenants in the Old Indenture. Therefore, you should not recognize gain or loss for U.S. federal income tax purposes and you should have the same adjusted tax basis and holding period in the Old Notes, as the case may be, after the adoption of the exchange offer and consent solicitation as you had in the Old Notes immediately before such adoption. You are encouraged to consult your own tax advisor as to the potential tax consequences to you if you do not participate in the exchange offer.

Reporting Requirements

      You may be subject to certain IRS reporting requirements in connection with your exchange of Old Notes for New Notes and/or Exchange Stock. You are encouraged to consult your own tax advisor as to whether these reporting requirements may be relevant to you.

Certain U.S. Federal Income Tax Consequences of Holding and Disposing of the New Notes

Payments of Interest and Additional Amounts

      Generally, payments of qualified stated interest, as defined below (including Mexican withholding tax imposed on such interest), and additional amounts (if any) would be taxable to you as ordinary income. Payments of qualified stated interest and additional amounts (if any) on the New Notes generally are includible in your income as it accrues or is received, in accordance with your regular method of accounting for tax purposes.

Original Issue Discount

      The treatment of original issue discount in respect of the New Notes is highly complex. You are urged to consult with your tax advisor concerning this issue.

      General. The New Notes will be treated as issued with original issue discount for U.S. federal income tax purposes if the amount by which the “stated redemption price at maturity” of the New Notes exceeds their “issue price” by more than a de minimis amount (generally, the product of 0.25% of the stated redemption price at maturity and the number of full years to maturity on the instrument). A New Note’s stated redemption price at maturity equals the total amount of all principal and interest payments to be made on the New Note, other than “qualified stated interest.” Qualified stated interest generally is stated interest that is unconditionally payable at least annually at a single fixed rate over the entire term of the note. The interest payments with respect to the New Notes that exceed 4.00% do not constitute qualified stated interest because such payments are not made at least annually, and therefore the New Notes will be treated as issued with original issue discount.

      Your issue price in respect of the New Notes received in the exchange will depend on whether either the Old Notes or the New Notes are “publicly-traded.” If as of the date the exchange offer is consummated, the New Notes are “traded on an established securities market” within the meaning of the applicable regulations on or at any time during the sixty day period ending thirty days after the date the exchange offer is consummated, then the issue price of such notes would equal the fair market value established by such trading. If the New Notes are not so traded, but the Old Notes are so traded, then the issue price of the New Notes would equal the fair market value, established by such trading, of the Old Notes. If neither the New Notes nor the Old Notes are so traded, the issue price of the New Notes generally would be the stated principal amount of such notes. It cannot be determined at the present time whether the New Notes or the Old Notes will be, at the relevant times, traded on an established securities market within the meaning of the applicable regulations.

      The relevant Treasury Regulations are complex and highly detailed in defining the phrase “traded on an established market.” For example, it is possible that the New Notes will be treated as so traded not only if they are listed on an exchange, but also if transfers of such New Notes appear on a computerized quotation medium. You should consult you own tax advisor with respect to whether your Old Notes or New Notes may qualify for this purpose as “traded on an established market.”

      In the event neither the Old Notes nor the New Notes are treated as traded on an established securities market, the issue price of a New Note will equal its stated principal amount, only if the interest rate is equal to or greater than the “applicable federal rate,” or AFR, for the month in which the New Notes are issued. If the interest rate is less than the AFR, the issue price of a New Note will be equal to its imputed principal amount, which generally is the sum of all payments due under the New Note (including qualified stated interest) discounted from the date of payment to the issue date of the New

Notes at the AFR. Under these rules, if the New Notes were issued on the date of this exchange offer and consent solicitation, they would have an issue price equal to its stated principal amount.

      Inclusion of original issue discount in income. If, as expected, the New Notes are treated as having original issue discount, you must include the original issue discount in income as ordinary interest income as it accrues on the basis of a constant yield to maturity. Original issue discount must be included in income regardless of whether cash is received in respect of such income. The amount of original issue discount includible in income by you is the sum of the “daily portions” of original issue discount with respect to the New Notes for each day during the taxable year or portion of the taxable year on which you held such note. The daily portion is determined by allocating to each day in any accrual period other than the initial short accrual period and the final accrual period an amount equal to the excess of:

•	the product of a New Note’s “adjusted issue price” at the beginning of such accrual period and its “yield to maturity” (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over

•	the amount of qualified stated interest payments, if any, allocable to such accrual period.

      The yield to maturity is the discount rate that, when applied to all payments under a New Note, results in a present value equal to the issue price. The amount of original issue discount allocable to the final accrual period is the difference between the amount payable at maturity and the adjusted issue price of the New Note at the beginning of the final accrual period. The amount of original issue discount allocable to the initial short period may be computed under any reasonable method.

      The adjusted issue price of a New Note at the beginning of the first accrual period is equal to its issue price. A New Note’s adjusted issue price at the beginning of any subsequent accrual period is equal to its issue price increased by the amount of accrued original issue discount previously includible in your gross income (and market discount, as discussed below) for each prior accrual period and reduced by the amount of any payments previously made on the note to you (other than payments of qualified stated interest, if any).

      Generally, upon election, you may use the constant yield to maturity method applicable to original issue discount to determine the timing of inclusion of all qualified stated interest (if any) and original issue discount on the New Notes, subject to certain limitations. Such an election will apply to all debt instruments held or acquired by you on or after the beginning of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

      The above treatment assumes that the stated redemption price at maturity for a New Note does not include any additional amounts payable on the New Notes. It is possible that the IRS might disagree with this treatment and contend that the stated redemption price at maturity should include the reasonably expected amount of additional amounts payable on the New Notes. In such case, the amount of original issue discount on the New Notes would be increased by such amount.

      However, the rules discussed below under “— Premium and Acquisition Premium” may reduce or eliminate the amount of original issue discount includible by you as a holder of the New Notes. For example, if your exchange of the Old Notes for New Notes and Exchange Stock or solely for New Notes qualifies as a recapitalization, your basis in the New Notes may substantially exceed the issue price of such New Notes (depending on your basis in the Old Notes), and you may be able to reduce or eliminate the amount of original issue discount includible with respect to such New Notes.

      You should consult your tax advisor concerning the inclusion in your taxable income of the original issue discount attributable to the New Notes.

Premium and Acquisition Premium

      If you acquire New Notes for an amount (or with a basis) less than or equal to the sum of all amounts payable on such New Notes after the acquisition date (other than payments of qualified stated interest, if any) but in excess of their adjusted issue price (any such excess being acquisition premium), you will be considered to have acquired the New Notes at an acquisition premium. If you do not make the election described below, you are permitted to reduce the daily portions of original issue discount includible in your income by a fraction, (i) the numerator of which is the excess of your adjusted tax basis in the New Notes immediately after their acquisition over the adjusted issue price of such New Notes and (ii) the denominator of which is the excess of the sum of all amounts payable on such New Notes after the acquisition date (other than payments of qualified stated interest, if any) over the adjusted issue price of such New Notes.

      If you acquire the New Notes for an amount (or with a basis) greater than the sum of all amounts payable on such New Notes after the acquisition date (other than payments of qualified stated interest, if any) you will be considered to have acquired the New Notes at a premium. In such a case, you will not be required to include any original issue discount in your gross income.

      You generally may elect to amortize the premium on the constant yield method. The amount amortized in any year will be treated as a reduction of your interest income from the New Notes. The election to amortize the premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If you make this election, you will be required to reduce your basis in the New Notes to the extent that any amortizable bond premium is applied to offset your interest income on the New Notes.

Market Discount

      If the exchange is not treated as a recapitalization, the New Notes will be considered to have been acquired with market discount if the adjusted issue price of the New Notes at the time of the exchange exceeds your initial tax basis in the New Notes by more than a specified de minimis amount (as noted above, your initial tax basis in the New Notes will depend on whether the New Notes are treated as securities for U.S. federal income tax purposes). The excess will be treated as de minimis market discount if such amount is less than 0.25% of the stated redemption price at maturity of the New Notes multiplied by the number of complete years to maturity from the date you acquired such New Notes, with the result that the amount of market discount will be considered to be zero.

      The Code provides the authority for regulations to be issued by the Treasury Department that would provide that any accrued market discount not treated as ordinary income upon an exchange of market discount bonds in which gain or loss is not recognized in whole or in part, such as the exchange of the New Notes and the Exchange Stock for the Old Notes (if such exchange is treated as a recapitalization and the Old Notes are market discount bonds), would carry over to the nonrecognition property received on the exchange. If such regulations are promulgated and are applicable to this exchange, any accrued market discount not treated as ordinary income on the exchange would carry over to the nonrecognition property received in the exchange (e.g. the Exchange Stock and/or the New Notes if the New Notes are treated as securities for U.S. federal income tax purposes). On disposition of any such notes or stock, any gain recognized generally would be treated as ordinary income to the extent of the amount of accrued market discount carried over thereto (unless, in the case of the New Notes, you had previously elected to include market discount in income as it accrues). Although not free from doubt, it is likely that the above characterization would be required under the Code even without the promulgation of regulations.

      Under the market discount rules, you generally will be required to treat any partial principal payment on, and any gain realized on the sale, exchange, retirement or other disposition of, a New Note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income during the period you held such New Note. In addition, you may be required to defer your deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such New Note until the maturity of the New Note or its earlier disposition in a taxable transaction.

      In general, market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the New Note, unless you make an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. You may also elect to include market discount on the New Note in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the New Note and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. Such currently included market discount will increase your tax basis in the New Note and generally is treated as ordinary interest income for U.S. federal income tax purposes.

Sale, Exchange or Retirement of the New Notes

      Upon the sale, exchange or retirement of a New Note, you generally will recognize capital gain or loss equal to the difference between (i) the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest which are taxable as ordinary income) and (ii) your adjusted tax basis in the New Note. Such capital gain or loss recognized on the sale, exchange or retirement of the New Note generally will be long-term capital gain or loss and subject to a maximum U.S. federal income tax rate of 15% if you held the New Note for more than one year before sale. U.S. corporations, however, are taxed on their net capital gains at the regular corporate income tax rates. Gain or loss recognized by you in connection with the disposition of the New Notes generally will be treated as U.S. source gain or loss.

Foreign Tax Credit

      Interest, original issue discount and additional amounts. Qualified stated interest, original issue discount and additional amounts (if any) paid on the New Notes will constitute income from sources outside the United States, and, with certain exceptions, will be grouped together with other items of passive income, for purposes of computing the foreign tax credit allowable to you. If the payments of qualified stated interest, original issue discount and additional amounts (if any) were to become subject to a withholding tax imposed by a foreign country at a rate of 5% or more, the qualified stated interest, original issue discount and additional amounts (if any) may be considered “high withholding tax interest” for purposes of computing the foreign tax credit. If you are predominantly engaged in the active conduct of a banking, insurance, financing or similar business, the payments of qualified stated interest, original issue discount and additional amounts (if any) may be considered “financial services income” for purposes of computing the foreign tax credit, provided that such amounts do not constitute high withholding tax interest, as described above.

      Effect of Mexican withholding taxes. You will be required to include the amount of Mexican withholding taxes, if any, imposed on payments on a New Note (including any additional amounts payable by our company) in gross income as interest income. Such treatment will be required regardless of whether, as will generally be true, our company is required to pay additional amounts so that the amount of Mexican withholding taxes does not reduce the net amount actually received by you as a holder of a New Note.

      Subject to certain limitations, you may be entitled to a credit against your U.S. federal income tax liability, or a deduction in computing your U.S. federal taxable income, for the amount of Mexican taxes withheld by our company (which, as described above, would include amounts withheld on additional amounts paid by us with respect to Mexican taxes). However, Mexican taxes may be deducted from your taxable income only if you do not claim a credit for any Mexican or other foreign taxes paid or accrued in that taxable year. You may be required to provide the IRS with a certified copy of the receipt evidencing payment of such withholding tax imposed in respect of payments on the New Notes in order to claim a Mexican tax credit in respect of such Mexican withholding tax.

      Since you may be required to include in your gross income original issue discount on the New Notes in advance of any withholding of Mexican income taxes from payments relating to the discount (which would generally occur when such discount is paid in cash), you may not be entitled to a credit or deduction for these Mexican withholding taxes in the year the original issue discount is included in your gross income for U.S. federal income tax purposes, and may be limited in your ability to credit or deduct in full the foreign taxes in the year those taxes are actually withheld by our company. In addition, under certain U.S. Treasury Department guidance, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which your expected economic profit, after non-U.S. taxes, is insubstantial. You should consult your tax advisor concerning the availability and timing of a foreign tax credit or deduction relating to the payment of Mexican withholding taxes.

Certain U.S. Federal Income Tax Consequences of Holding and Disposing of the Exchange Stock

Distributions

      Subject to the “passive foreign investment company” rules discussed below, generally, distributions of cash or property with respect to your Exchange Stock (including the amount of any Mexican taxes withheld on any such distribution) will constitute ordinary dividend income to the extent of our company’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), which generally will be includible in your income on the day on which the dividends are received by the holder of the Exchange Stock, and will be treated as foreign source dividend income (generally passive income) for foreign tax credit limitation purposes. Any distributions in excess of such earnings and profits will constitute a nontaxable return of capital and reduce your tax basis in such Exchange Stock. To the extent such distributions exceed your tax basis in your Exchange Stock, such excess will constitute capital gain from the sale or exchange of the Exchange Stock. Dividends on the Exchange Stock will not be eligible for the dividends received deduction allowed to U.S. corporations.

      Dividends paid in a foreign currency (including the amount of any foreign taxes withheld therefrom) will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the holder of the Exchange Stock, regardless whether the dividends are converted into U.S. dollars. In addition, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your income to the date such payment is converted into U.S. dollars will be exchange gain or loss and will be treated as ordinary income or loss.

      The Jobs and Growth Tax Relief Act of 2003 generally lowered to 15% the maximum income tax rate imposed on dividends received from U.S. and certain foreign corporations for years 2003 through 2008. Recipients of dividends from foreign corporations will benefit from these reduced rates, provided that certain holding period requirements are satisfied, if the dividends are received from certain “qualified foreign corporations,” which generally include corporations located in a jurisdiction with which the United States has an income tax treaty that the Secretary of the Treasury determines is satisfactory and includes an information exchange program, and such corporation is eligible for benefits of such income tax treaty. The Secretary of the Treasury has indicated that the income tax treaty between the United States and Mexico would qualify under the legislation. Additionally, dividends paid with respect to stock of a foreign corporation which is readily tradable on an established securities market in the United States also will be treated as having been received from a qualified foreign corporation. However, while not completely clear, we believe that the Exchange Stock will not be treated as readily tradable on an established securities market in the United States. A qualified foreign corporation, however, does not include any foreign corporation which for the taxable year of the corporation in which the dividend was paid, or the preceding taxable year, is a “passive foreign investment company,” as described below. You are urged to consult your tax advisor regarding this legislative change.

Sale, Redemption or Other Taxable Disposition of the Exchange Stock

      Subject to the “passive foreign investment company” rules discussed below, generally, you will, upon the sale, redemption or other taxable disposition of your Exchange Stock, recognize gain or loss for

U.S. federal income tax purposes in an amount equal to the difference between (i) the amount of cash and fair market value of property received therefor (if the amount received is denominated in foreign currency other than in U.S. dollars, then its U.S. dollar equivalent determined at the spot rate on the date of the disposition) and (ii) your tax basis in your Exchange Stock (as determined in U.S. dollars).

      Capital gain recognized by you generally will be long-term capital gain and subject to a federal income tax rate of 15% if you held Exchange Stock for more than one year before the sale. U.S. corporations, however, are taxed on their net capital gains at the regular corporate income tax rates. Gain or loss recognized by you in connection with the disposition of your Exchange Stock generally will be treated as U.S. source gain or loss.

      Generally, you will not recognize any gain or loss upon the conversion of the Exchange Stock into other classes of our stock.

Passive Foreign Investment Company Considerations

      In general, a foreign corporation will be classified as a passive foreign investment company, or PFIC, if (i) at least 75% of its gross income for the taxable year consists of passive income or (ii) at least 50% of the average value of the corporation’s assets (determined as of the close of each quarter) in a taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income.

      Because a determination of PFIC status is a factual determination that must be made annually at the close of each taxable year, it cannot at present be determined with certainty whether we will become a PFIC in the current taxable year or in future taxable years. This will depend on the sources of our income and the relative values of our passive assets such as cash and our non-passive assets, including goodwill. The consummation of the exchange offer and the resulting reduction of our outstanding liabilities may significantly affect the relative values of our passive and active assets for PFIC purposes, due to the specific mechanics of the PFIC calculation. Based on our projections of our income and assets and our current plan of operation, we believe that we are not currently a PFIC for U.S. federal income tax purposes. However, as noted above, there can be no certainty in this regard until the close of the 2004 taxable year, and our current belief that we are not a PFIC could be subject to change in the future. We will make the determination of whether we are a PFIC on an annual basis and notify you within 75 days of the end of any year in which we become a PFIC.

      If we were to become a PFIC in any taxable year, a special tax regime would apply to both (a) any “excess distribution” by us (generally, your ratable share of distributions in any year that are greater than 125% of the average annual distributions received by you in the three preceding years or your holding period, if shorter) and (b) any gain realized on the sale or other disposition (including a pledge) of your Exchange Stock. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period in the Exchange Stock, (b) the amount deemed realized had been subject to tax in each year of that holding period at the highest applicable tax rate in effect for that year and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.

      You are urged to consult your own tax advisor as to the effect to you of our company being a PFIC and the availability, if any, of either the “qualified electing fund” or “mark-to-market” election as defined in the Code and the regulations thereunder.

Controlled Foreign Corporation Considerations

      If more than 50% of the voting power of all classes of our capital stock or the total value of our capital stock is owned, directly or indirectly, by “U.S. shareholders,” we may be treated as a controlled foreign corporation, or a CFC, under Subpart F of the Code. U.S. shareholders are defined as citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of our capital stock. The United States generally taxes a U.S. shareholder of a CFC currently on its pro rata share of the Subpart F income of the CFC. Such U.S. shareholder is generally treated as having received a current distribution out of the CFC’s Subpart F income and is also subject to current U.S. tax on its pro rata share of the CFC’s earnings invested in U.S. property. In addition, gain from the sale or exchange of stock in a CFC by a U.S. person who is or was a U.S. shareholder of the CFC at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of the CFC’s earnings and profits attributable to the stock sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. shareholders of the CFC.

      Under the current ownership structure, we believe that we are a CFC for U.S. federal income tax purposes, and it is likely that we will continue to be after the exchange offer and Neutral Stock Restructuring. Because of the complexity of the CFC rules, you should consult your own tax advisor as to the potential application of these rules to you based on your particular circumstances.

Certain U.S. Federal Income Tax Consequences to Non-U.S. Holders of the New Notes and Exchange Stock

      Subject to the discussion below concerning information reporting and backup withholding, generally, a non-U.S. holder will not be subject to U.S. federal income or withholding tax on distributions in respect of the New Notes or the Exchange Stock, unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

      A non-U.S. holder will generally not be subject to U.S. federal income or withholding tax on gain realized on the sale or the other disposition of the New Notes or the Exchange Stock unless (i) such gain is effectively connected with the conduct of a United States trade or business by such non-U.S. holder or (ii) such non-U.S. holder is an individual and is present in the United States for 183 days or more during the taxable year of sale or disposition and certain other conditions are met.

Information Reporting and Backup Withholding

      In general, if you are a non-corporate U.S. holder (or do not come within certain other exempt categories), information reporting requirements will apply to certain payments of principal, premium and interest on the New Notes or dividends on the Exchange Stock and to payments of the proceeds of the sale of the New Notes or Exchange Stock made to you.

      Additionally, if you are a non-corporate U.S. holder (or do not come within certain other exempt categories), you may be subject to backup withholding at a rate of 28% with respect to such payments, unless you provide your taxpayer identification number (social security number or employer identification number), certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules. Generally, you will provide such certification on IRS Form W-9 (“Request for Taxpayer Identification Number and Certification”) or a substitute Form W-9.

      If you do not provide your correct taxpayer identification number, you may be subject to penalties imposed by the IRS, as well as backup withholding. However, any amount withheld under the backup withholding rules may be allowable as a credit against your U.S. federal income tax liability (which might entitle you to a refund), provided that you furnish the required information to the IRS.

      A non-U.S. holder generally will be exempt from information reporting requirements and backup withholding, but may be required to comply with certification and identification procedures in order to obtain an exemption from information reporting and backup withholding. You are encouraged to consult with your own tax advisor regarding obtaining an exemption from information reporting and backup withholding.

MEXICAN FEDERAL INCOME TAX CONSIDERATIONS

      The following is a general discussion of the material consequences of the exchange of the Old Notes and an investment in the New Notes and Exchange Stock under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) and rules and regulations thereunder, as currently in effect based on the advice of PricewaterhouseCoopers, our tax advisors. This summary of certain Mexican tax considerations deals only with holders of New Notes and Exchange Stock or of a beneficial interest therein that are not residents of Mexico for Mexican tax purposes and that do not conduct a trade or business through a permanent establishment or fixed base in Mexico (a “Foreign Holder”).

      For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has a permanent home in Mexico. If he or she has more than one permanent home, including a permanent home outside of Mexico, such individual will be considered a resident of Mexico if Mexico is deemed his or her center of vital interests. For these purposes, his or her center of vital interests will be deemed to be in Mexico if (i) more than 50% of his or her total annual income originates in Mexico or (ii) his or her business headquarters is located in Mexico. A legal entity is a resident of Mexico for tax purposes if it has been incorporated under the laws of Mexico, or has established the principal management of its business or the base of its effective direction in Mexico. A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise. Under Mexican law, if an individual or legal entity changes his, her or its tax residency, he, she or it would be required to notify the Mexican tax authorities of such change.

United States/ Mexico and Other Tax Treaties

      A Convention for the Avoidance of Double Taxation and Prevention of Fiscal Evasion, together with a related Protocol thereto, between the United States and Mexico, became effective on January 1, 1994 and the second protocol became effective as of July 22, 2003 (collectively, the “Tax Treaty”). Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders of New Notes or Exchange Stock are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which the New Notes may be subject. Holders of the New Notes and Exchange Stock should consult their own tax advisors as to the tax consequences, if any, of such treaties.

Mexican Tax Consequences to Foreign Holders of the Exchange of Old Notes for New Notes and Exchange Stock

General

      Since, for Mexican tax purposes, we will treat the exchange of the Old Notes for the New Notes and the Exchange Stock as additional consideration paid to the Foreign Holders in exchange for their tendered Old Notes, a Foreign Holder will not be subject to any Mexican tax upon the exchange of the Old Notes for the New Notes and the Exchange Stock.

Other Taxes

      A Foreign Holder will not be liable for Mexican estate, gift, inheritance or similar taxes with respect of the exchange of the Old Notes, nor will such a Foreign Holder be liable for Mexican stamp, registration or similar taxes.

Mexican Tax Consequences to Foreign Holders of the New Notes

Taxation of Interest and Principal

      Under the Mexican Income Tax Law, payments of interest made by Maxcom in respect of the New Notes (including payments of principal in excess of the issue price of such New Notes, which, under

Mexican law, are deemed to be interest) to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% (the “Reduced Rate”), provided that:

•	the New Notes are offered through banks or brokerage houses in a country with which Mexico has a tax treaty in force;

•	the New Notes are registered in the Special Section of the National Registry of Securities and Intermediaries (Registro Nacional de Valores e Intermediarios); and

•	certain periodic information requirements by the Mexican Ministry of Finance (Secretaria de Hacienda y Credito Publico) are complied with.

If these conditions are not met, the applicable withholding tax rate will be 10%.

      FOREIGN HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING WHETHER THEY RESIDE IN A COUNTRY THAT HAS ENTERED INTO SUCH A TREATY WITH MEXICO WHICH IS EFFECTIVE, AND IF SO, THE CONDITIONS AND REQUIREMENTS FOR OBTAINING BENEFITS UNDER SUCH TREATY.

      However, if the beneficial owner, either directly or indirectly, individually or jointly with related parties, of more than 5% of the interest derived from the related securities, is any of the following:

•	a shareholder of the issuer who owns, directly or indirectly, individually or jointly with related parties, more than 10% of the voting stock of the issuer, or

•	a legal entity 20% of whose stock is owned, directly or indirectly, individually or jointly with related parties, by the issuer,

then, the withholding tax rate will be 33% for the tax year 2004. As of January 1, 2005, the tax rate will be 32%.

      Pursuant to Rule 3.23.8 (the “Reduced Rate Rule”) issued by the Mexican Ministry of Finance (Secretaría de Hacienda y Crédito Público) on April 30, 2004, payments of interest with respect to the New Notes made by us to Foreign Holders, regardless of the place of residence or the tax regime applicable to the Foreign Holder recipient of the interest, will be subject to withholding taxes imposed at the Reduced Rate if:

•	the New Notes are registered with the Special Section of the National Registry of Securities and Intermediaries and copies of approval of such registration are provided to the Ministry of Finance;

•	we timely file with the Ministry of Finance certain information relating to the issuance of the New Notes;

•	we timely file with the Ministry of Finance on a quarterly basis information on the amount and dates of interest payments made during each quarter and information representing that no party related to us, directly or indirectly, is the effective beneficiary of more than five percent (5%) of the aggregate amount of each such interest payment; and

•	we maintain records that evidence compliance with the conditions set forth above.

      We will comply with the first two conditions set forth above and expect that the last two conditions will also be met and, accordingly, expect to withhold Mexican tax from interest payments on the New Notes at the Reduced Rate during the effectiveness of such rule.

      However, during the fiscal year 2004, the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences described herein, because, as described above, under Mexican Income Tax Law and regulations as currently in effect, with respect to a U.S. holder that meets the Reduced Rate Rule requirements described above, we will be entitled to withhold taxes in connection with interest payments under the New Notes at the Reduced Rate. From 2001 and beyond, holders of the New Notes should consult their own tax advisors as to the possible application of the Tax Treaty.

      Payments of interest we make on the New Notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, if any such fund is:

•	the effective beneficiary of the interest;

•	duly incorporated under the laws of its country of origin;

•	exempt in its country of origin from income tax on interest income; and

•	registered with the Ministry of Finance for that purpose.

      Under existing Mexican law and regulations, a Foreign Holder will not be subject to any Mexican taxes in respect of payments of principal made by us with respect to the New Notes.

Taxation of Additional Amounts

      We have agreed, subject to specified exceptions and limitations, to pay Additional Amounts (as such term is defined in “Description of the Notes — Additional amounts”) to the holders of the New Notes in respect of the Mexican withholding taxes mentioned above. Payments of Additional Amounts with respect to the New Notes will be subject to Mexican withholding tax at the same rate applicable to interest paid on the New Notes.

      Holders or beneficial owners of the New Notes may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner is requested and is not provided on a timely basis, our obligation to pay Additional Amounts will be limited.

Taxation of Accrued Interest

      Interest accrued that is not due and payable under the terms applicable to the Old Notes before the exchange of the Old Notes for the New Notes will not be subject to a Mexican income tax withholding under the terms described above, but such interest will be subject to a Mexican income tax withholding when such interest becomes due and payable under the New Notes after the exchange of the Old Notes for the New Notes.

Gain on Dispositions

      Gains resulting from the sale or other dispositions of the New Notes and by a Foreign Holder will not be deemed as an income arising from Mexican source, and therefore will not be subject to Mexican income tax.

Mexican Tax Consequences to Foreign Holders of the Exchange Stock

Distributions

      Dividends, either in cash or in any other form, paid with respect to the Exchange Stock will be subject to withholding tax based on the amount of the distributed dividend, multiplied by a factor of 1.5385, in 2002. For following years the factor will decrease to 1.5152, 1.4925 and 1.4706 in 2003, 2004 and 2005 and thereafter. Dividends are not taxable if they are paid from the Net Taxable Profit Account (Cuenta de Utilidad Fiscal Neta or CUFIN).

Dispositions

      The sale or other disposition of the Exchange Stock by a Foreign Holder will not be subject to any Mexican tax if the sale is carried out through the Mexican Stock Exchange or other securities market approved by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público). Sales or other dispositions of the Exchange Stock made in other circumstances would be subject to Mexican tax, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a U.S. holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of the Exchange Stock in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as such holder did not own, directly or indirectly, 25% or more of our outstanding shares within the twelve-month period preceding such sale or other disposition.

Certain Tax Consequences to Mexican Holders on the Exchange or Disposition of the Exchange Stock.

      The Mexican income tax effect for a Mexican resident holder on the taxable disposition or exchange of the Exchange Stock, may vary depending on the conditions of the acquisitions, disposition or exchange of the Exchange Stock, as well as on the characteristics of the holders. Therefore, such holders should seek advice from Mexican tax counsel to determine the effects on a case by case basis.

PLAN OF DISTRIBUTION

      We will not receive any proceeds from the exchange offer.

      We are relying on Section 3(a)(9) of the Securities Act to exempt the exchange offer from the registration requirements of the Securities Act. Section 3(a)(9) provides that the registration requirements of the Securities Act will not apply to “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The exchange offer is also, pursuant to Section 18(b)(4)(C) of the Securities Act, exempt from the registration and qualification requirements of state securities laws. We have no contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting votes to accept or reject the exchange offer. In addition, none of our financial advisors and no broker, dealer, salesperson or agent is engaged or authorized to express any statement, opinion, recommendation or judgment with respect to the relative merits and risks of the exchange offer.

      Under current interpretations of the SEC, securities that are obtained in a Section 3(a)(9) exchange assume the same character (i.e., restricted or unrestricted) as the securities that have been surrendered. To the extent that the Old Notes are unrestricted securities, the New Notes and Exchange Stock to be issued in the exchange offer will be unrestricted securities. In such event, recipients who are not “affiliates” of Maxcom (as such term is defined in Rule 144 under the Securities Act) will be able to resell the New Notes and Exchange Stock without registration. Recipients who are affiliates of Maxcom may resell their securities subject to the provisions of Rule 144, absent registration or another appropriate exemption.

      We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any broker or dealers.

      We will not be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the Old Notes, and we and these participants may conclusively rely on, and shall be protected in relying on, instruction from DTC for all purposes, including with respect to the registration and delivery of the securities to be issued.

LEGAL MATTERS

      The validity of the securities offered by this offering circular will be passed upon by our Mexican counsel, Alarcon Abogados, S.C. of which Mr. Gonzalo Alarcon I., our General Counsel, is a partner.

INDEPENDENT ACCOUNTANTS

      The consolidated financial statements of Maxcom and its subsidiaries for the three years ended December 31, 2003 included in this offering circular have been audited by PricewaterhouseCoopers S.C., independent accountants as stated in their report (which contains an explanatory paragraph relating to Maxcom’s ability to continue as a going concern as described in note 2 to the financial statements) therein.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We are subject to the information requirements of the Exchange Act applicable to foreign private issuers. As a result, we are required to file with the SEC an annual report on Form 20-F as well as other information. The New Indenture will also require us to provide you with certain information, including financial information for the first three fiscal quarters of each year.

      Our annual reports and other information filed with the SEC by us may be inspected and copied to the public reference facilities maintained by the SEC at Room 1024 Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s Northeast Regional Offices located at 233 Broadway, Suite 1300, New York, New York 10279, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of these materials may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

      Written requests to Maxcom for information should be addressed to Maxcom Telecomunicaciones, S.A. de C.V., Guillermo Gonzalez Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, Mexico, D.F. 01210, Attn: Jose Antonio Solbes, Chief Financial Officer, Telephone.: 52-55-5147-1125; Facsimile: 52-55-5147-1310; and e-mail address: investor.relations@maxcom.com.

Report of Independent Registered Public Accounting Firm

Mexico, City, February 27, 2004 except with respect to the restatement to June 30, 2004 constant currency as to which the date is August 31, 2004.

To the Board of Directors and Shareholders of
Maxcom Telecomunicaciones, S.A. de C.V. and Subsidiaries

      We have audited the accompanying consolidated balance sheets of Maxcom Telecomunicaciones, S.A. de C.V. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, of changes in shareholders’ equity and of changes in financial position for each of the three years ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maxcom Telecomunicaciones, S.A. de C.V. and its subsidiaries at December 31, 2003 and 2002, and the results of its operations, the changes in its shareholders’ equity and the changes in its financial position for each of the three years ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is highly leveraged, is experiencing liquidity problems and has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS

Juan Manuel Ferrón Solís

Audit Partner

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002
(Notes 1, 2, 3 and 4)

In thousands of Mexican pesos (“Ps.”) in purchasing power

as of June 30, 2004 and thousands of U.S. dollars (“$”)

	2003		2002		2003

					(Note 3)
ASSETS
Current assets:
Cash and cash equivalents (Note 5)	Ps.	42,415	Ps.	122,289	$3,675

Accounts receivable:
Customers, net of allowance of Ps.63,292 and Ps.33,927 in 2003 and 2002, respectively		118,573		110,111	10,275
Value-added tax refundable		—		13,514	—
Other sundry debtors		9,915		8,514	859

		128,488		132,139	11,134
Inventory, net of allowance of Ps.311 and Ps.641 in 2003 and 2002, respectively		18,751		20,225	1,625
Prepaid expenses, net		54,533		37,633	4,726

Total current assets		244,187		312,286	21,160
Frequency rights, net (Note 6)		97,839		110,339	8,478
Telephone network systems and equipment, net (Note 8)		1,562,447		1,678,208	135,394
Preoperating expenses, net (Note 9)		182,549		215,964	15,819
Intangible assets, net (Note 10)		397,226		450,066	34,422
Rent deposits of Ps.24,029 and Ps.26,963 in 2003 and 2002 respectively and other assets		28,616		31,270	2,480

Total assets	Ps.	2,512,864	Ps.	2,798,133	$217,753

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Interest payable (Note 11)	Ps.	4,784	Ps.	4,565	$415
Accrued expenses and accounts payable (Note 12)		127,300		173,573	11,031
Customer deposits		2,167		1,795	188
Payroll and other taxes payable		58,793		33,645	5,095

Total current liabilities		193,044		213,578	16,729

Long-term liabilities:
Senior notes, net (Note 11)		2,044,224		1,950,076	177,142
Notes payable		13,227		—	1,146

Total long term liabilities		2,057,451		1,950,076	178,288

Total liabilities		2,250,495		2,163,654	195,017

Commitments and contingencies (Notes 11, 13, 18 and 19)
Shareholders’ equity:
Capital stock, no par value (Note 14)		1,781,114		1,781,114	154,343

Additional paid-in capital (Notes 14 and 20)		1,492		444	129

Accumulated deficit (Note 15):
Prior years deficit		(1,147,079)		(372,844)	(99,400)
Net loss for the period		(373,158)		(774,235)	(32,336)

		(1,520,237)		(1,147,079)	(131,736)

Total shareholders’ equity		262,369		634,479	22,736

Total liabilities and shareholders’ equity	Ps.	2,512,864	Ps.	2,798,133	$217,753

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Notes 1, 2, 3 and 4)

In thousands of Mexican pesos (“Ps.”) in purchasing power as of June 30, 2004 and thousands of U.S. dollars (“$”)

	2003	2002	2001	2003

				(Note 3)
Net revenues	Ps. 778,088	Ps. 566,318	Ps. 351,146	$67,425
Operating costs and expenses:
Network operating costs	279,542	219,877	168,027	24,224
Selling, general and administrative expenses	391,766	453,030	480,215	33,949
Depreciation and amortization	341,644	335,564	299,863	29,605

Total operating costs and expenses	1,012,952	1,008,471	948,105	87,778

Operating loss	(234,864)	(442,153)	(596,959)	(20,352)

Integral cost (income) of financing:
Interest expense	30,717	219,411	476,876	2,662
Interest income	(4,248)	(4,727)	(85,742)	(368)
Gain on repurchase of debt (Note 11)	—	—	(135,425)	—
Exchange loss (gain), net	175,951	218,329	(101,402)	15,247
Gain on net monetary position	(77,398)	(106,321)	(93,320)	(6,707)

	125,022	326,692	61,987	10,834

Nonrecurring charges	—	—	(69,489)	—

Other income (expense), net	(150)	2,793	(198)	(13)

Loss before taxes	(360,036)	(766,052)	(728,633)	(31,199)

Provisions for:
Asset tax (Note 17)	12,506	7,205	837	1,084
Income tax (Note 17)	616	978	—	53

	13,122	8,183	837	1,137

Net loss	Ps.(373,158)	Ps.(774,235)	Ps.(729,470)	$(32,336)

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Notes 1, 2, 3 and 4)

In thousands of Mexican pesos (“Ps.”) in purchasing power

as of June 30, 2004 and thousands of U.S. dollars (“$”)

			Additional				Total
			Paid-In			Accumulated	Shareholders’
	Capital Stock		Capital			Deficit	Equity

	(Note 14)					(Note 15)
Balance at December 31, 2000	Ps.	1,343,997	Ps.	143,232	Ps.	(972,121)	Ps.	515,108
Increase in capital stock		28,962		(28,962)		—		—
Losses absorbed		(283,761)		—		283,761		—
New paid-in capital		1,024		—		—		1,024
Net loss		—		—		(729,471)		(729,471)

Balance at December 31, 2001		1,090,222		114,270		(1,417,831)		(213,339)
Increase in capital stock		829,770		792,283		—		1,622,053
Losses absorbed		(138,878)		(906,109)		1,044,987		—
Net loss		—		—		(774,235)		(774,235)

Balance at December 31, 2002		1,781,114		444		(1,147,079)		634,479
Increase in capital stock		—		1,048		—		1,048
Net loss		—		—		(373,158)		(373,158)

Balance at December 31, 2003	Ps.	1,781,114	Ps.	1,492	Ps.	(1,520,237)	Ps.	262,369

U.S. dollars (Note 3)		$154,343		$129		$(131,736)		$22,736

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Notes 1, 2, 3 and 4)

In thousands of Mexican pesos (“Ps.”) in purchasing power as of

June 30, 2004 and thousands of U.S. dollars (“$”)

	2003	2002	2001	2003

				(Note 3)
Operating activities:
Net loss	Ps.(373,158)	Ps.(774,235)	Ps.(729,471)	$(32,336)
Adjustments to reconcile net loss to resources provided by (used for) operating activities:
Depreciation and amortization	341,644	335,565	299,863	29,605
Non-recurring charges	—	—	69,490	—
Gain on repurchase of debt	—	—	(135,425)	—
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable, net	(8,462)	(45,456)	(19,579)	(733)
Inventory, net	1,474	11,617	(21,340)	128
Prepaid expenses, net	(16,901)	(26,125)	1,124	(1,465)
(Decrease) increase in:
Restricted cash, liabilities and others, net	7,520	139,216	159,418	652

Resources used for operating activities	(47,883)	(359,418)	(375,920)	(4,149)

Financing activities:
Issuance of capital stock	—	829,771	1,024	—
Additional paid-in capital	1,048	792,281	—	91
Repurchase of debt	—	—	(105,437)	—
Proceeds from loans and notes payable	94,366	(775,023)	—	8,177

Resources provided by (used in) financing activities	95,414	847,029	(104,413)	8,268

Investing activities:
Preoperating expenses	—	(1,923)	—	—
Investment in telephone network systems and equipment, net of dispositions	(111,059)	(387,197)	(527,900)	(9,625)
Intangible assets	(16,066)	(172,670)	(8,162)	(1,392)
Other assets	(280)	3,707	(41,212)	(24)

Resources used for investing activities	(127,405)	(558,083)	(577,274)	(11,041)

Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents	(79,874)	(70,472)	(1,057,607)	(6,922)
Beginning balance	122,289	192,761	1,250,368	10,597

Ending balance	Ps.42,415	Ps.122,289	Ps.192,761	$3,675

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

In thousands of Mexican pesos (“Ps.”) in purchasing power as of

June 30, 2004 and thousands of U.S. dollars (“$”)

Note 1 — Incorporation and Business:

      Maxcom Telecomunicaciones, S. A. de C. V. (“Maxcom” or the “Company”), is a Mexican company incorporated on February 28, 1996. Its main line of business is the construction and operation of a telephone network, with the purpose of providing local, national and international long-distance, data and other value-added services, and virtual private network service, within Mexico.

      The Company started its commercial operations in May 1999.

      Effective February 3, 1997 (as amended December 7, 1999 and September 27, 2001), Mexico’s Ministry of Communications and Transportation (the “SCT”) awarded the Company a concession to install and operate a public telecommunication network in Mexico. This concession is non-exclusive; its initial term is for 30 years, and it contains certain renewal rights. The concession grants the Company the right to provide local telephone services in the Federal District of Mexico and in 13 states. It also grants the Company the right to provide long-distance, data and other value-added services nationwide, although it is not currently providing long-distance service outside their current customer base. In September 2001, the SCT awarded the Company an amendment to its concession to provide nationwide services of basic telephony for 30 years. The Company must meet certain conditions in order for the concession to remain effective, such as building certain networks and providing certain services by predetermined dates, among other things.

      In October 1997, the Company was awarded seven nationwide point-to-point and three regional point-to-multipoint microwave concessions, each for 20 years.

      On November 24, 1998 (as amended March 23, 1999), the Company entered into an agreement with Teléfonos de México, S. A. de C. V. (“Telmex”), through which both parties agreed to provide interconnection services to each other’s local telecommunications network. This agreement calls for reciprocal interconnection rates for local-to-local services through September 15, 2002.

      On January 22, 1999, the Company entered into another agreement with Telmex through which Maxcom agreed to provide Telmex with interconnection services for Telmex’s long-distance traffic. The Company is renegotiating the terms and conditions of this contract.

      The Company negotiated with Telmex an amendment of the original Local Interconnection Service Agreement (the “Agreement”), for the extension of the Agreement which was valid through September 15, 2003, meanwhile the physical interconnection remains in place between the companies as stipulated in the contract clause, “continued application” which contracted that upon the conclusion of the initial term, the terms and conditions of the Agreement would continue in full effect until the parties signed a new agreement to continue with the interconnection of their networks. As of December 31, 2003 the Company has renegotiated the terms of this agreement, however the renegotiated terms have not yet been contracted.

      During 2003 and 2002 the Company entered into various interconnection and reselling agreements with other local and long distance carriers and mobile phone companies.

      The COFETEL (Federal Telecommunications Commission) in their session of November 28, 2000 issued a resolution authorizing the Company to operate as an international port, the station is located in Magdalena No. 211, Mexico City.

      In August 2002, the Company bought a fiber optic system (2,011 Km), which allows the Company to operate a network that carries traffic from Mexico City to the Nuevo Laredo border crossing.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 2 —	Going Concern:

      From the beginning of its commercial operations, the Company has had negative cash flow from operations and losses from operations due to its recent establishment and the Company’s initial investment in telephone network systems and equipment, preoperating expenses and frequency rights. The recoverability of this investment will depend on the ability of the Company to obtain financing to complete development and on the future profitable commercial exploitation of the telephone network.

      The Company has incurred net losses of Ps.373,158, Ps.774,236 and Ps.729,470 for the years ended December 31, 2003, 2002 and 2001, respectively. The losses were due to high costs of borrowing and lower-than-expected sales growth.

      During 2000, the Company issued 13 3/4% Series B Senior Notes with a principal amount of $300,000, maturing on April 1, 2007. During 2001, the Company bought back a principal amount of $25,000 in the open markets. On April 29, 2002, the Company consummated an exchange offer for its 13 3/4% Series B Senior Notes due 2007. Holders tendered $259,410 in principal amount of Series B of 0/10% Senior Notes, representing 94.33% of all such notes outstanding. Additionally, on July 25, 2002, the Company completed an additional exchange of $4,000 in aggregate principal of 13 3/4% Series B of 0/10% Senior Notes due 2007 with the same terms and conditions of the exchange offer consummated on April 29, 2002.

      The holders received in exchange an aggregate of $167,624 principal amount 0/10% Senior Notes due March 1, 2007. Tendering holders also received an aggregate of 26,867,820 Series “N2” convertible preferred shares, with an initial liquidation preference of $0.4927 per share and limited voting rights, in the form of Mexican Trust Certificates known as “CPOs”.

      On December 17, 2003, the Company was advised by Banc of America Equity Partners, its major shareholder, that Banc of America Equity Partners has purchased through Nexus-Maxcom Holdings I, L.L.C., an aggregate amount of Maxcom’s 0/10% Senior Notes due March 1, 2007 with face value of $126,400, representing approximately 75% of the total amount outstanding of such 0/10% Senior Notes.

      Through 2003, 2002 and 2001, the Company experienced a significant turnover of key executive officers. The Company’s administration has worked to mitigate its financial difficulties, and has implemented the following actions:

a. Corporate debt restructuring -

      As mentioned in Note 11, the Company carried out a restructuring of the Senior Notes. As a result of these negotiations, the Company was able to exchange a significant portion of the Senior Notes for a combination of preferred stock and new notes with more favorable terms, such as: i) interest free debt for a period of four years, and ii) a lower interest rate once interest accrual begins.

b. Private equity investment -

      During 2002 the Company received a capital infusion of $66,200 million from some of its existing shareholders, bondholders and certain new investors.

c. Improvement in operations -

      As a result of the operations improvement programs put in place by the Company including management restructuring, cost and expenses efficiencies and headcount reduction, during 2003 and 2002 the Company has reduced its administrative expenses.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d. Management plans -

      Management’s plans to mitigate its financial difficulties include, but are not limited to, the following:

i) Obtain additional financing through bank, private and vendor financing, as well as private investment to grow the network infrastructure and improve revenues.

ii) The launch of new products within its core business, as well as the data segment, allowing the Company to maximize the use of its network infrastructure and increase revenues.

iii) Extensive campaigns to increase cost efficiencies through the optimization of links leased from third parties, improved routing of long distance traffic and intensive monitoring of traffic termination from and to other carriers.

iv) Continued implementation of tight expense controls including but not limited to restriction of headcount, of commissions and of general expenses.

      The consolidated financial statements do not give effect to any adjustments which would be necessary if the Company is not able to continue as a going concern.

Note 3 —	Basis of Presentation:

a. Consolidation -

      The accompanying consolidated financial statements include the accounts of Maxcom and subsidiaries Corporativo en Telecomunicaciones, S. A. de C. V. (“Corporativo”) and Maxcom Servicios Administrativos, S. A. de C. V. (“MSA”). Both are wholly-owned Mexican subsidiaries, whose main line of business is the rendering of administrative and technical services, mainly to Maxcom. All intercompany balances and transactions have been eliminated in consolidation.

b. Convenience translation -

      U.S. dollar amounts ($) shown in the consolidated financial statements have been included solely for the convenience of the reader and were translated from Mexican pesos, as a matter of arithmetic computation only, at June 30, 2004, noon-buying rate of Ps.11.54 per U.S.$1.00, as published by The Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at this or any other rate.

Note 4 —	Summary of Significant Accounting Policies:

      The accompanying consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps.”, and have been prepared in accordance with Accounting Principles Generally Accepted in Mexico (“Mexican GAAP”). The significant accounting policies used by the Company in the preparation of its financial statements, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:

a. Recognition of the effects of inflation -

      The financial statements of the Company have been prepared in accordance with Statement B-10 “Recognition of the Effects of Inflation on Financial Information,” as amended, issued by the Mexican Institute of Public Accountants (“MIPA”), which provides guidance for the recognition of the effects of inflation.

i. The Company restates its income statement to reflect the purchasing power of the Mexican peso as of the most recent reporting date (June 30, 2004), using a restatement factor derived from

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the change in the National Consumer Price Index (“NCPI”) from the month in which the transaction occurred to the most recent year-end. Financial statements have been restated to Mexican pesos as of June 30, 2004 purchasing power, using the NCPI as of that date. The financial statements of the previous years have also been restated in terms of the purchasing power of the Mexican peso as of the most recent reporting date, thus making them comparable, by using a restatement factor derived from the change in the NCPI, which for 2003 and 2002 was 1.0162 and 1.0566, respectively. Therefore, these amounts differ from those previously reported.

ii. Shareholders’ equity accounts are restated to be expressed in terms of constant pesos. The restated amounts are determined by applying factors derived from the NCPI for historical balances.

iii. The result on the net monetary position represents the inflationary gain or loss, as determined by applying factors derived from the NCPI, on the Company’s monthly net monetary assets and liabilities during the period.

iv. Integral income and cost of financing consists of interest income and expense, exchange gains or losses, and the gain or loss on the net monetary position. Integral income and cost of financing during the development stage period was capitalized to preoperating expenses. Once the Company commenced operations, amortization of these costs began over a ten-year term.

v. Statement B-12 “Statement of Changes in Financial Position,” issued by the MIPA, specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant monetary units. Statement B-12 identifies the sources and applications of resources as the differences between beginning and ending financial statement balances in constant monetary units. The Statement also requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operations.

b. Cash and cash equivalents -

      Cash equivalents include highly liquid short-term investments recorded at market value.

c. Inventory -

      Materials and supplies are valued at the lower of acquisition cost on a weighted-average basis or net realizable value (“NRV”).

d. Telephone network systems and equipment -

      Telephone network systems and equipment are recorded at acquisition cost and restated by applying factors derived from the change in the NCPI since their acquisition date.

      Telephone network equipment held for resale is valued at the lower of acquisition cost on a LIFO basis or NRV.

      Depreciation is calculated by the straight-line method on the restated cost based on the estimated useful lives of the assets. Depreciation is charged to results of operations.

      The Company constructs certain of its own network systems and related facilities. Internal costs directly related to the construction of such facilities are capitalized. Such internal costs capitalized during the year were Ps.35,520, Ps.34,946 and Ps.26,632 (including Ps.80, Ps.7,146 and Ps.5,822 of integral cost of financing) in 2003, 2002 and 2001, respectively.

      The Company capitalizes integral cost of financing attributable to assets under construction. Capitalized integral financing costs include interest costs, gains from monetary position, and foreign

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exchange losses and are determined by reference to the Company’s average interest cost on outstanding borrowings.

      Maintenance and repairs are expensed as incurred. Replacements and improvements are capitalized. The cost and related reserves of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in results of operations.

e. Frequency rights -

      Frequency rights are recorded at acquisition cost and restated by applying factors derived from the change in the NCPI since acquisition date. Amortization is calculated by the straight-line method over the term of the concession 20 years (see Note 6).

f. Preoperating expenses -

      All expenses incurred during the development stage or in specific projects in progress are capitalized. Such expenses are amortized on a straight-line basis over 10 years. The amortization period begins when the corresponding project commences operations.

g. Intangibles -

      Purchased software and certain activities of developing internal-use software are capitalized and amortized over their expected useful lives. Other activities, such as training, maintenance and re-engineering, are expensed as incurred.

      Debt issuance costs are amortized on a straight-line basis over the outstanding term of the related debt.

h. Evaluation of long-lived assets -

      The Company evaluates the recoverability of its long-lived assets when events and circumstances indicate that such assets might be impaired. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.

      In the event an impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. If quoted market prices for an asset are not available, fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on property and equipment to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

i. Transactions and balances in foreign currencies -

      Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into or settled. Monetary assets and liabilities of Mexican companies denominated in those currencies are stated in Mexican pesos at the year-end closing rate published in Mexico’s Official Gazette. Exchange gains or losses are applied as an integral cost of financing.

j. Income tax and statutory employees’ profit sharing -

      The Company has incurred tax losses since inception and accordingly has not provided for income taxes and statutory employees’ profit sharing.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Income tax is recorded by the comprehensive asset-and-liability method, which consists of recognizing deferred tax on all temporary differences between the book and tax values of assets and liabilities. (See Note 17)

k. Management estimates -

      Generally accepted accounting principles require that, in preparing a Company’s financial statements, management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

l. Financial instruments -

      The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash, accounts receivable and payable, and notes payable. The carrying amounts of such financial instruments with the exception of Senior Notes, as reflected in the balance sheet, approximate their fair value as of December 31, 2003 and 2002. The following table represents the book and fair values of those notes:

	2003		2002

	Book Value	Fair Value	Book Value	Fair Value

Senior Notes	Ps.2,044,224	Ps.1,828,157	Ps.1,950,076	Ps.1,701,894

m. Revenue recognition -

      The Company recognizes revenues from telephone services provided to customers, the sale of customer-premise equipment, services provided to other telephone-service companies (such as interconnection services), and installation charges.

      Revenues from services provided to customers, including installation and maintenance, are recognized in the month the service is rendered. When the installation is not charged to the customer, the cost is amortized during the expected life of the customer line.

      Revenues from the sale of customer-premise equipment are recognized at the time of the sale and delivery and installation of such equipment.

      Revenues from interconnections services are recognized on an accrual basis. The Company has entered into agreements with several telephone carriers with a “bill and keep” feature.

      Under this arrangement and in most cases, if the imbalance between local calls originated by the other carrier and terminated by Maxcom and calls originated by Maxcom and terminated by the other carrier during a month does not exceed 70%, then no interconnection fee amounts are payable by the net user of interconnection services. If the imbalance exceeds 70% in any given month, the net user incurs a liability per minute. If the Company fails to maintain a significant percentage of residential users, then the “bill and keep” arrangement will be terminated and asymmetrical interconnection rates may apply.

      The Company also has interconnection agreements for mobile and long distance services with other carriers, however, they do not incorporate a bill and keep feature.

      During the year, the Company started a new business line, the lease of transmission capacity through its fiber optic ring. The term of the contract is 13 years beginning from the delivery date of the first phase of the project to the client. At December 31, 2003 delivery had not yet occurred. Revenues from lease of capacity will be recorded in deferred revenue as billed and then recognized ratably into revenue over the term of the contract. (see Note 22)

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Advances from customers are classified as current liabilities until they are refunded. When the contract is rescinded, these deposits are applied to any outstanding balance with the respective customer.

      The Company creates a reserve for 90% of any receivable due over 90 days, except for high volume customers, whose accounts are 100% reserved once they reach 30 days past due.

n. Stock-based compensation -

      At December 31, 2003, 2002 and 2001, the Company had various stock option awards outstanding (see Note 20).

      The Company recognizes compensation expense for its employee stock option plan using the intrinsic-value method of accounting. Under the terms of the intrinsic-value method, compensation cost is the excess, if any, of the market price of the stock at the grant date, or other measurement date, over the amount an employee must pay to acquire the stock.

      Compensation expense for stock options given to non-employees and warrants was determined based on fair value using the Black Scholes valuation model.

      The Company accounts for the activity under the employee stock compensation plans under the intrinsic value method. Accordingly, compensation expense has been recognized of the intrinsic value of options granted under these plans. If compensation expense had been determined based on the fair value of the options at the grant dates, the Company’s net income and earnings per share would have decreased or increased to the pro forma amounts indicated below (in thousands, except per share amounts):

	2003		2002		2001

Net income available to common Stockholders as reported	Ps.	(373,158)	Ps.	(774,235)	Ps.	(729,471)
Add: stock-based employee compensation expense included in reported net income		8		13,869		1,470
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards		(1,208)		(35,218)		(2,366)

Pro forma net income available to common stockholders		(374,358)		(795,584)		(730,367)

Earning per share (EPS):
Basic, as reported	Ps.	(0.02)	Ps.	(0.06)	Ps.	(51.03)
Basic, pro forma		(0.02)		(0.06)		(50.99)

      The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the year ended December 31, 2003, 2002 and 2001 respectively with the following assumption:

	2003	2002	2001

Expected dividend yield	—	—	—
Expected stock price volatility	50%	50%	50%
Risk-free interest rate	2.92%	4.55%	4.67%
Expected life of options	5	5	5

      A portion of the proceeds from the issuance of such debt is allocated to additional paid-in capital against debt discount. The allocation is based on the relative fair value of the debt versus the warrants. The debt discount is subsequently amortized over the outstanding term of the debt on a straight-line basis,

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

which does not materially differ from the effective interest rate method. Amortization expense recognized for the years ended December 31, 2003, 2002 and 2001 was Ps.639, Ps.4,898, and Ps.2,526, respectively.

o. Advertising and promotional costs -

      The Company expenses costs of advertising and promotions as incurred. Advertising and promotional expenses were Ps.3,993, Ps.17,496 and Ps.23,137 in 2003, 2002 and 2001, respectively.

p. Segment reporting -

      The Statement B-5 “Financial Information by Segments” requires that companies look to their internal organizational structure and internal reporting system for purposes of identifying segments. For all years presented the Company operates only one segment and does not have any particular geographical location. The revenue by geographical location included in Note 19 is a specific disclosure required by the SCT in the Company’s concession title. (See Note 4q.)

q. New accounting standards -

      In 2003, the Mexican Institute of Public Accountants issued new Statement C-12, “Financial Instruments with Characteristics of Liabilities, Capital or Both”, which highlights the differences between liabilities and capital from the viewpoint of the issuer, as a basis for identifying, classifying and accounting for the liability and capital components of combined financial instruments at the date of issuance.

      The new Statement establishes the methodology for separating the liabilities and capital components from the proceeds of the issuance of combined financial instruments. That methodology is based on the residual nature of stockholders’ equity and avoids the use of fair values affecting stockholders’ equity in initial transactions. Additionally, it establishes that beginning on January 1, 2004, the initial costs incurred in connection with the issuance of combined instruments should be assigned to liabilities and stockholders’ equity in proportion to the amounts of the components recognized as liabilities and stockholders’ equity; that the profits and losses related to financial instrument components classified as liabilities should be recorded in comprehensive financing cost and that distributions to owners of financial instrument components classified as capital should be charged directly to a stockholders’ equity account other than the net income for the year.

      Although this Statement became effective on January 1, 2004, there is no requirement to restate information of prior periods or recognize an initial effect of adopting in the income for the year it is adopted, accordance with the transitory provisions of the Statement. The adoption of this Statement is not expected to have an impact on the Company’s financial statements.

      Beginning on January 1, 2003, the Company adopted the provision of the revised Statement C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (“Statement C-9”), which establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. The revised Statement C-9 states that: (i) all contingent assets that have a practically true realization must be accounted and disclosed in the financial statements; (ii) contingent assets that have a probable realization cannot be accounted for in the financial statements, but must be disclosed; and (iii) contingent assets that do not have a probable realization cannot be accounted for in the financial statements and are not required to be disclosed. Statement C-9 requires disclosure of committed amounts when it represents significant fixed asset additions. The impact of the adoption of this statement was not material.

      In addition, beginning on January 1, 2003, the Company adopted the provisions of revised Statement C-8, “Intangible Assets” (“Bulletin C-8”), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Revised Bulletin C-8 states that

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Statement C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over its useful life. The impact of the adoption of this statement was not material.

      On March 14, 2003, the Mexican Institute of Public Accountants, A. C. (“MIPA”), issued the Statement B-5 “Financial Information by Segments”, leaving without effect the provisions stated in Statement A-8 “Supplementary Application of International Standards” which allowed the Company to apply the International Accounting Standard No. 14 (IAS 14) “Financial Information by Segment”. This new pronouncement establish among other things: (i) the rules to identify and disclose operative segments for those Companies that are held to this pronouncement, (ii) it considers the need of a Management focus to define the financial information by segments to be disclosed, (iii) qualitative and quantitative criteria to determine economic segments by geographical location, (iv) it settle the detailed information that has to be disclose for operative segment, (v) criteria to disclose general information of products and services, geographical locations and groups of clients, (vi) the particular information to be disclose in interim periods. The adoption of this statement did not have an impact on the Company’s financial statements.

Note 5 —	Cash and Cash Equivalents:

      Investments maturing within 30 days at December 31 consist of:

	2003		2002

Cash	Ps.	6,576	Ps.	5,723
Bank of America: $1,040 and $7,740 in government instruments and certificates of deposit, bearing annual interests at 0.7% and 1.06%, respectively		11,875		84,343
Paine Webber Incorporated: $1 in money market instruments, bearing interest at a variable rate		—		20
Banamex: Ps.23,964 and Ps.32,203 in government instruments, bearing annual interest of 6.1% and 7.05%		23,964		32,203

	Ps.	42,415	Ps.	122,289

Note 6 —	Frequency Rights:

      Frequency rights at December 31 consist of the following:

	2003		2002

Frequency rights	Ps.	135,109	Ps.	135,109
Less — Accumulated amortization		(37,270)		(24,770)

	Ps.	97,839	Ps.	110,339

      On October 3, 1997, the Mexican federal government granted the Company ten concessions to use and exploit different bands of the radio-electric spectrum and to establish point-to-point and point-to-multi-point microwave links; seven of them are nation wide point-to-point and three regional point-to-multipoint microwave concessions. The concessions became effective February 28, 1998, and will run through to the year 2018. In accordance with the terms of its concessions the Company has to provide to the Mexican Telecommunications Ministry (“SCT”) a performance bond and renew it every year. (see Note 22d).

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For the years ended December 31, 2003, 2002 and 2001, the Company recorded for these rights amortization expense of Ps.12,500, Ps.6,755 and Ps.6,755, respectively.

Note 7 —	Transactions with Related Parties:

      For the period ended December 31, related party expense transactions were as follows:

	2003		2002		2001

Transactions:
Office and site lease(1)	Ps.	224	Ps.	223	Ps.	223
Compensation in connection with the operation agreement and other expenses with CT Global Telecommunications, Inc.(2)		—		167		1,364
Strategic assistance agreement and other expenses to Bachow and Associates(3)		263		153		517
Advisory fee and other expenses to certain shareholders (4)		—		—		256
Travel expenses to Bank Boston(5)		—		14		274
Travel expenses to Bank of America(5)		202		227		—
Advertising and other management services to Operadora Plusgamma(6)		296		3,688		7,032
Management services to Comercializadora Road el Camino(7)		46		559		—

	Ps.	1,031	Ps.	5,031	Ps.	9,666

      Related party payables, classified within accrued expenses and other accounts payable, as of December 31 consist of:

	2003		2002

CT Global Telecommunications, Inc., travel expenses	Ps.	—	Ps.	73
Bank of America, travel expenses		—		45
Advertising and other management services expense to Road el Camino(7)		—		50

	Ps.	—	Ps.	168

(1)	The Company leases a site, which is located within the premises of Radio Centro Group, which is controlled by the family of one of the shareholders.

(2)	For the year 2001 the expense relates to operative consulting services provided from warrant holders. During 2002, the expense relates to the refund of travel expenses for board meetings.

(3)	During 2002 and 2001, the Company entered into an agreement in which Bachow and Associates, a shareholder, provided it with strategic advisory services. The 2003 and 2002 activity represents travel expenses.

(4)	Services provided during 2001 by Bachow and Associates, Bank of America International Investment Corporation and L.A. Strategic Capital Partners II LP, all of which were shareholders.

(5)	Refund of travel expenses to certain shareholders.

(6)	For the years 2001 the expense relates to advertising paid to a Company owned by the family of one of the shareholders. For the years 2003 and 2002, advertising expense related to an advertising purchase agreement of $3,000, signed in April 2003, for advertising time that is being received from Grupo Radio Centro radio network from Operadora Plusgamma. The Aguirre Gómez family used the $3,000 proceeds from this agreement to purchase Series “A1” stock pursuant to the private equity investment.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7)	Management services paid to a Company owned by one of the shareholders.

Note 8 —	Telephone Network Systems and Equipment, Net:

      Telephone network systems and equipment, net at December 31 consists of:

					Useful Life*
	2003		2002		(Years)

Office furniture	Ps.	15,522	Ps.	15,430		10
Transportation equipment		24,298		31,992		4
Engineering equipment		10,627		10,630		10
Computer equipment		50,553		57,269	3.	33
Telecommunication network and equipment		1,174,677		1,134,175		10
Electronic equipment		226,614		218,509	3.	33
Radio equipment		260,630		264,559		10
Leasehold improvements		280,128		278,927		20	(1)
Other		15,123		14,236		10

		2,058,172		2,025,727
Construction in progress		68,685		77,521
Capitalized internal costs		110,133		62,495
Installation costs		175,269		143,445

		2,412,259		2,309,188
Less: Accumulated depreciation and amortization		(849,812)		(630,980)

	Ps.	1,562,447	Ps.	1,678,208

*	Useful lives accounted from date of use.

(1)	Or life of the lease, whichever is shorter.

      For the years ended December 31, 2003, 2002 and 2001, the Company recorded depreciation and amortization (including leasehold improvements) expense of Ps.226,489, Ps.237,907 and Ps.208,093, respectively.

      During 2002, the Company wrote-off leasehold improvements related to its vacancy of its previous corporate building lease of Ps.9,619 net of accumulated amortization of Ps.1,477.

Note 9 —	Preoperating Expenses:

      For the years ended December 31, 2003, 2002 and 2001, the Company recorded amortization expense of Ps.33,750, Ps.33,750 and Ps.33,750, respectively. Accumulated amortization was Ps.156,877 and Ps.123,461 as of December 31, 2003 and 2002, respectively.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 —	Intangibles:

      Intangibles as of December 31 consist of:

	2003		2002

Software licenses	Ps.	116,216	Ps.	105,421
Infrastructure rights		256,376		251,278
Debt issuance costs		230,454		229,975

		603,045		586,674
Accumulated amortization		(205,819)		(136,608)

	Ps.	397,226	Ps.	450,066

      For the years ended December 31, 2003, 2002 and 2001, the Company recorded amortization expense of Ps.68,905, Ps.63,907 and Ps.51,294, respectively. This included Ps.31,602, Ps.21,025 and Ps.7,144 of software amortization expense, respectively.

Note 11 —	Long-Term Debt:

      Long-term debt as of December 31 consists of:

	2003		2002

$11,590: 13.75% Series B Senior Notes due April, 2007	Ps.	132,344	Ps.	126,297
$167,624: 0/10% Senior Notes bear 0% interest through March, 2006, and 10% annual interest in the last year		1,914,065		1,826,603
Detachable warrants, net in 2003 and discount net of detachable warrants in 2002		(2,185)		(2,824)

	Ps.	2,044,224	Ps.	1,950,076

      On March 17, 2000, Maxcom issued $300,000 Senior Notes, maturing on April 1, 2007. These notes accrue interest at the rate of 13.75% per annum (14.46% including the withholding tax effect according to prevailing tax regulations in the years 2003 and 2002) and are payable semiannually in arrears on April 1 and October 1, commencing on October 1, 2000. During May and June of 2001, the Company spent U.S.$10,000 for the repurchase in the open market of U.S.$25,000 of notes. As a result the Company recognized a pre-tax gain of Ps.135,425.

      On April 29, 2002, the Company consummated the exchange offer for its 13 3/4% Series B Senior Notes due 2007. Holders tendered an aggregate of $259,410 in principal amount of Series B Senior Notes, representing 94.3% of all such notes outstanding. These holders received in exchange an aggregate of $165,078 in principal amount of 0/10% Senior Notes due March 1, 2007, bearing 0% interest through March 1, 2006, and 10% annual interest in the last year. Tendering holders also received an aggregate of 26,459,820 Series “N 2” convertible preferred stock, with an initial liquidation preference of $0.4927 per share and limited voting rights, in the form of Mexican Trust Certificates known as “CPOs”.

      Additionally, on July 25 2002, the Company completed an additional exchange of U.S.$4,000 in aggregate principal of 13 3/4% Series B Senior Notes due 2007 with the same terms and conditions of the exchange offer consummated on April 29, 2002. These holders received in exchange an aggregate of $2,545 in principal amount of 0/10% Senior Notes due March 1, 2007. Tendering holders also received an aggregate of 408,000 Series “N 2” convertible preferred shares, with an initial liquidation preference of $0.4927 per share and limited voting rights, in the form of CPOs.

      Series N2 preferred stock is convertible at the option of the holder into Series N common stock.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Series B Senior Notes in an aggregate principal amount of $11,590 remain outstanding at December 31, 2003 and 2002.

      The main characteristics of the 0/10% Senior Notes due March 1, 2007 are as follows: a) unsecured senior obligations of the Company; b) pari passu in right of payment to all existing and future senior indebtedness of the Company; c) senior in right of payment to any future subordinated obligations of the Company; d) subject to registration with the Securities and Exchange Commission (“SEC”), pursuant to a Registration Rights Agreement; and e) unconditionally guaranteed by Corporativo and MSA.

      The indenture contains restrictive covenants including: limitations on indebtedness; limitations on investments, the redemption of capital stock, prepayment of subordinated obligations, and granting of loans; restrictions on distributions from restricted subsidiaries; limitations on sales of assets and subsidiary stock; limitation on affiliate transactions; limitation of sale or issuance of capital stock of restricted subsidiaries; limitations on liens; limitation on sale/leaseback transactions; and restrictions on mergers and consolidations, among other items. If an event of default occurs and is continuing, the trustee or the holders of 25% in principal amount of the outstanding notes may declare the principal and any accrued, but unpaid, interest on all the notes to be due and payable.

      As of December 31, 2003, the Company had complied with all of the related covenants.

Note 12 —	Accrued Expenses and Accounts Payable:

      As of December 31, 2003 and 2002, the accounts payable consist of:

	2003		2002

Vendors	Ps.	57,680	Ps.	105,152
Suppliers		19,350		28,737
Accruals		25,390		24,293
Other accounts payable		24,880		15,391

	Ps.	127,300	Ps.	173,573

Note 13 —	Labor Obligations:

      As of December 31, 2003 and 2002, the Company had the following labor obligations:

a. Indemnities to employees -

      Employees who are dismissed without cause are entitled to severance compensation determined in accordance with the provisions of Mexican Federal Labor Law.

b. Seniority premiums -

      In the event of dismissal without cause, retirement after 15 years of service or death, employees are entitled to a seniority premium determined in accordance with the provisions of Mexican Federal Labor Law.

      As of December 31, 2003 and 2002, these items were not significant because the seniority of the majority of the Company’s employees was less than two years.

Note 14 —	Capital Stock:

      Under Mexican Federal Telecommunications Law and Foreign Investment Law, no more than 49% of the full voting capital stock of a Mexican corporation holding a concession to provide local and long-

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

distance telecommunication services may be held by foreigners. On April 11, 2002 the Company obtained an authorization from the Mexican Foreign Investment Bureau (Dirección General de Inversión Extranjera) to increase its ability to issue limited voting shares up to 95% of its total capital stock and to simplify its equity structure.

      Under the capital restructuring effective April 29, 2002 (See Note 12), tendering holders received an aggregate of 26,459,820 Series “N 2” convertible preferred shares, with an initial liquidation preference of $0.4927 per share and limited voting rights, in the form of CPOs. Private equity investors paid $59,340 and received 6,088,896 and 5,848,209 shares of Series “A 1” and “B 1”, respectively, common voting stock with preferred liquidation rights and 122,468,441 Series “N 1” preferred shares with limited voting rights. In addition, options to purchase an additional 33.2 million Series “N” shares were granted. Additionally, the Series “C” shares were converted at an exchange ratio of one to one into Series “N” shares. As a result, the holders of the CPO’s have become the direct holders of two Series “N” shares for each CPO. Additionally, on July 25 2002, the Company announced a complement of the restructuring debt issuing an aggregate of 408,000 Series “N 2” convertible preferred shares, with an initial liquidation preference of $0.4927 per share and limited voting rights in the form of CPOs.

      In connection with the capital restructuring mentioned, the Company issued four new classes of shares: the Series “A 1”, “B 1”, “N 1”, and “N 2” preferred shares. The Series “A 1” and “B 1” preferred shares have full voting rights, and the Series “N 1” and “N 2” preferred shares have limited voting rights. The Series “N 1” and “N 2” preferred shares are not computed for purposes of determining the foreign investment percentage under the Mexican Foreign Investment Law and may be subscribed, paid for, and held by Mexican and non-Mexican investors. Series “N 2” preferred shares have been deposited into the CPO trust, which is administered by Banco Nacional de México, S.A. de C.V.

      In November, 2002, as previously approved by the Shareholders’ Meeting held on March 5, 2002, the Company issued 356,433 Series “N”, Class II, non par value, limited voting rights, shares of the capital stock of the Company in connection with the exercise of certain signing bonuses granted to several officers of the Company as stock options during 2001 and 2002. Additionally, the Company authorized the grant of a special retention bonus to its officers in connection with the consummation of the Exchange Offer and Consent Solicitation, in the form of cash and option to purchase an aggregate amount of 462,936 Series “N”, Class II, non par value, limited voting rights shares at a strike price per share of $0.4927. The executive officers used the cash to exercise the options at the grant date.

      As of December 31, 2001 the capital stock was represented by registered shares with no par value, which are divided into Series “A”, “B” and “C” common shares and Series “N” limited-voting shares. Series “A” shares may only be subscribed to, acquired or owned by Mexicans, Series “B” shares may be freely subscribed to and Series “C” shares can only be subscribed to, acquired, or owned by the agent acting as trustee of a Neutral Investment Trust. Series “N” shares, which may also be freely subscribed to, are limited-voting shares. Series “C” and “N” shares are deposited in the Neutral Investment Trust, which in turn issues CPOs. Series “C” and “N” shares may not be computed for purposes of determining the foreign-investment percentage under the terms of the Foreign Investment Law. In compliance with a ruling of the Mexican Foreign Investment Authorities, in accordance with the Foreign Investment Law and the Company bylaws, Series “B” shares may not represent more than 49% of the voting right shares; Series “C” shares may not represent more than 44.5% of the Company’s total outstanding capital stock; and Series “N” shares may not represent more than 44.5% of the Company’s total outstanding capital stock.

      A resolution of the Extraordinary Shareholders’ Meeting, held on February 21, 2000, modified the equity structure of the Company by converting 50% of Series “N” shares into new shares of Series “C” shares, at a rate of 1:1. The new Series “C” shares have full voting and economic rights. They can only be subscribed by the agent acting as trustee of a Neutral Investment Trust incorporated in accordance with

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Mexican Foreign Investment Law. The trust in turn issues CPOs. Statutorily, the Trustee must vote the Series “C” shares in the same manner as the majority of the Series “A” shares are voted. The corporate governance of the Company was not affected. At the same Shareholders’ Meeting the conversion of 255,000 Series “A” shares into 127,500 Series “C” shares and 127,500 Series “N” shares and the conversion of 245,000 Series “B” shares into 122,500 Series “C” shares and 122,500 Series “N” shares was also approved.

      As of December 31, the Company’s outstanding shares were:

	2003	2002	2001

Capital stock:
Series “A”	1,276,428	1,276,428	1,276,428
Series “A 1”	6,088,896	6,088,896	—
Series “B”	1,226,373	1,226,373	1,226,373
Series “B 1”	5,848,209	5,848,209	—
Series “C”	—	—	5,622,822
Series “N”	12,237,513	12,065,013	5,622,822
Series “N 1”	122,468,441	122,468,441	—
Series “N 2”	26,867,820	26,867,820	—

Total issued and outstanding	176,013,680	175,841,180	13,748,445

Authorized and not outstanding:
Series “C”	—	—	1,679,866
Series “N”	26,603,926	38,001,255	1,679,866

Total authorized	202,617,606	213,842,435	17,108,177

      As of December 31, 2003 and 2002, the total outstanding shares, 765,714 Series “A” shares and 763,113 Series “B” shares represent the minimum fixed portion, with no withdrawal rights, of Maxcom’s capital stock, while the remaining “A”, “A-1”, “B”, “B-1”, “N”, “N-1” and “N-2” Series shares represent the variable portion of the capital stock.

      Under the May 1998 Security holders Agreement, as amended and restated on August 18, 2000, if the Company registered any equity securities for a primary or secondary public offering prior to May 21, 2002, it must have permitted parties to the Security holders Agreement to include their shares in such an offering. The Company will bear all expenses of any primary or secondary public offering, other than the fees of counsel to the holders of the registration rights and any underwriting commission or discounts. If the Company does not register the equity securities in a primary or secondary public offering prior to May 21, 2005, the Series “N” shareholders will have the right to retain an investment banker to: (a) sell substantially all of the assets of the Company; (b) merge or consolidate into another company, or (c) require parties to the Shareholders Agreement to sell their shares and distribute the proceeds to the shareholders. These rights were eliminated from the new Amended and Restated Security holders Agreement executed on April 29, 2002. However, certain shareholders of the Company maintain the right

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to request the Company, from time to time, to make the Company to register its securities in order to have a public offering. As of December 31, the Company’s capital stock consists of:

	2003	2002

Capital stock	Ps.1,712,996	Ps.1,712,996
Restatement for effects of inflation	68,118	68,118

Total capital stock	Ps.1,781,114	Ps.1,781,114

      On December 31, 2002 based on the Mexican Corporate Law (Ley General de Sociedades Mercantiles) Article 19, the Company compensated its restated additional paid in capital and the effects of inflation in capital stock by Ps.906,109 and Ps.138,878, respectively, against Ps.1,044,986 of accumulated losses.

Note 15 —	Accumulated Deficit:

      Dividends, either in cash or other forms, paid by the Company will be subject to income tax in accordance with the Mexican Income Tax Law if the dividends are paid from earnings that have not been subject to Mexican income taxes computed on an individual company basis under the provisions of the Mexican Income Tax Law, as follows:

•	Dividends paid to companies, resident in Mexico, will be subject to a 35% income tax to be paid by the companies paying the dividend and applied to the result of multiplying the dividends paid by a factor of 1.5385.

•	Dividends paid to individuals or foreign residents will be subject to a withholding tax of 5% applied to the result of multiplying the dividends paid by a factor of 1.5385 (1.5150 if dividends are paid to Mexican individuals from earnings that have been subject to Mexican income taxes).

      The Company has never generated distributable profits. Any dividends declared will be paid in Mexican pesos.

Note 16 —	Position in Foreign Currency:

      As of December 31, the Company’s foreign-currency position is as follows:

	2003		2002

U.S. dollars:
Assets		$5,452		$10,244
Liabilities		(190,274)		(187,640)

Net liabilities in U.S. dollars		$(184,822)		$(177,396)

Exchange rate at end of the year (Ps. per U.S.$1.00)	Ps.	11.24	Ps.	10.43

      The Company currently does not hedge any of its foreign-denominated assets or liabilities.

Note 17 —	Income Tax, Asset Tax and Tax-Loss Carryforwards:

      The Company and its subsidiaries are subject separately to the payment of income tax and asset tax, which are computed by each legal entity.

      Maxcom has had tax losses since inception and accordingly has not been subject to current income taxes or provided for deferred income taxes. The difference between taxable income for income tax and pre-tax income for accounting purposes is due principally to the inflation adjustments recognized for

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

income tax purposes, translation effects due to the re-measurement into dollars, the difference between book and tax depreciation and amortization, and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes. The income tax showed in the statement of operations corresponds to Maxcom Servicios Administrativos, S.A. de C.V. (“MSA”).

      Asset tax is calculated at a 1.8% rate on the net value of certain assets and liabilities and is due only when the asset tax exceeds the income tax amount payable. The asset tax paid can be recovered over the following 10 years, if and when income taxes exceed asset tax during such year. The Mexican government waives this tax for the first two years of a company’s operations. The asset tax reflected in the statement of operations corresponds to Maxcom and Corporativo by Ps.12,484 and Ps.22, respectively.

      The components of deferred income tax assets (liabilities) at December 31 are as follows:

	2003		2002

CURRENT:
Allowance for doubtful accounts	Ps.	20,886	Ps.	11,535
Inventory		(6,188)		(6,877)
Prepaid expenses		(17,996)		(12,796)
Accruals		51,118		—

Total current		47,820		(8,138)

NON-CURRENT:
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses, net		(233,962)		(338,954)
Asset tax payments		20,016		6,960
Tax loss carryforwards		999,324		849,305

Total non-current		785,378		517,311

Net deferred income tax assets before valuation allowance		833,198		509,173
Valuation allowance		(833,198)		(509,173)

Net deferred income tax assets (liabilities)	Ps.	—	Ps.	—

      In accordance with Mexican Income Tax Law, tax losses are subject to restatement by inflation and may be carried forward against future taxable profit of the subsequent ten years. As of December 31, 2003, the Company’s restated cumulative tax losses were:

			Expiration
Fiscal Year Incurred	Amount		Year

1996	Ps.	7,353	2006
1997		26,234	2007
1998		168,656	2008
1999		428,329	2009
2000		575,089	2010
2001		797,649	2011
2002		852,812	2012
2003		266,764	2013

	Ps.	3,122,886

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 18 —	Commitments and Contingencies:

      At December 31, 2003, the Company had the following commitments:

a)	Lease agreements:

      The Company maintains operating leases on buildings, sites, poles and office equipment. The Company recorded leasing expense of Ps.56,520, Ps.69,232 and Ps.70,987 in 2003, 2002 and 2001. The schedule of estimated future minimum lease payments is as follows:

	2003

2004	Ps.	28,681
2005		21,244
2006		16,576
2007		14,237
2008 and thereafter		96,035

	Ps.	176,773

b)	Previous corporate building lease agreement (Magdalena building):

      In September 2002, the Company commenced actions before the Lease Courts for the Federal District of Mexico against the landlord of the Magdalena building, seeking the termination of a 15-year lease (expiring on September 30, 2013) of 70,500 square feet plus parking space in a building on Magdalena, Mexico City, which was its former headquarters. The action was based on claims of miscalculation of lease payment amounts and breaches of certain city compliance regulations. The landlord countersued alleging failure to make lease payments.

      In May 2003, the Company reached an agreement with the landlord. Pursuant to this agreement, the Company retained a leasehold interest through May 2013 on the first floor, where one of its Lucent 5ESS switches is located, the roof-top, where they have three microwave transmission antennas and a part of the basement, which is used for parking and to place some of the electric equipment that supports the switch. The Company was also released from its lease obligation for approximately 35,887 square feet plus parking space of the building originally running through September 30, 2013, including past-due lease payments dating back to October 2002. In exchange for the concessions granted by the landlord and the new lease agreement, Maxcom has agreed to pay $2,700, which has been paid in installments from May 2003 to May 2004.

c) Current corporate building lease agreement:

      The Company entered into a new 5-year renewable building lease on July 26, 2001, which is denominated in U.S. dollars. The schedule of future minimum lease payments on said lease is as follows:

2003

2004	$2,575
2005	2,638
2006	2,702
2007	461

$8,376

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d) Contingency regarding Concessions:

      The terms of the concessions require that the Company satisfy a number of technical, build out and financial conditions. In January 2003 the Company requested an extension from the COFETEL, to comply with its obligations to provide coverage in certain towns and cities in accordance with the terms of its local and long distance concessions. In August 2003, the Company received a notification in which the COFETEL granted an extension of six months to comply with the respective requirements. The extension expired on February 5, 2004 and the Company is currently preparing a communication to the COFETEL in which the Company will demonstrate its compliance with the technical, build out, and financial conditions. A failure to comply with any of the terms of the concessions or to obtain a waiver or extension could result in the early termination of any of the concessions. The Mexican government would not be required to compensate the Company in case of such termination. If any of the concessions were to be terminated, the Company could be unable to engage in its core business.

Note 19 — Revenue by Geographical Location:

      The Company’s concession title requires a revenue report by geographic location as follows:

		Center-
Services	Metropolitan	South	Total

Year ended December 31, 2003:
Local	Ps.393,690	Ps.236,958	Ps.630,648
Long distance	69,177	43,681	112,858
Rent of dedicated links	3,027	529	3,556
Sales of customer premise equipment	14,659	1,932	16,591
Lease of capacity	14,254	—	14,254
Other	181	—	181

	Ps.494,988	Ps.283,100	Ps.778,088

		Center-
Services	Metropolitan	South	Total

Year ended December 31, 2002:
Local	Ps.290,672	Ps.184,847	Ps.475,519
Long distance	36,625	34,524	71,149
Rent of dedicated links	4,677	580	5,257
Sales of customer premise equipment	4,099	2,039	6,138
Lease of capacity	180	—	180
Other	4,023	4,052	8,075

	Ps.340,276	Ps.226,042	Ps.566,318

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Center-
Services	Metropolitan	South	Total

Year ended December 31, 2001:
Local	Ps.205,076	Ps. 85,688	Ps.290,764
Long distance	22,111	16,906	39,017
Rent of dedicated links	2,536	—	2,536
Sales of customer premise equipment	4,019	1,938	5,957
Lease of capacity	210	—	210
Other	11,274	1,388	12,662

	Ps.245,226	Ps.105,920	Ps.351,146

Note 20 — Stock Option Plans:

a. Employee stock option plans

i. Executive stock option plan -

      In May 1998, the Company implemented an executive stock option plan. This plan provided that the Company grant options, on every April 1, commencing in 1999 through April 2001, to its executive officers. Under this plan, a technical committee determined the executive officers to whom options to purchase Series “N” shares were granted, as well as the terms of those options.

      Generally, options were awarded once certain criteria were met and vested either immediately or over four years (20% upon grant and 20% each year thereafter). In the event the employee ceases to be employed by the Company, all unvested options are forfeited. Options expire ten years from the date of grant.

      At December 31, 2003, 256,094 options under the plan are fully vested and exercisable.

ii. New executive stock option plan.

      The Company implemented a new executive stock plan, covering services rendered during the years 2001, 2002 and 2003. The plan is divided into four levels, depending on the ranking of the different members of management. There were initially 80 participants in the plan. Participants in the top three levels are guaranteed a minimum number of options for series “N” stock. The granting of options for the fourth level, which is comprised of the junior most management, is discretionary.

      The number of options granted depends on certain revenue and operating cash flow targets. There is a bonus portion of the plan that is allocated to individual executives at the discretion of management and the board of Directors. Vesting is 20% upon grant and 20% per year for the next four years. Options were granted during the second quarters of 2003 and 2002 of 1,098,553 and 1,571,388 and exercise prices of U.S.$0.4927 and U.S.$0.5912, respectively. Options will be granted during the second quarter of 2004 at an exercise price of U.S.$0.7094 per share. Options expire ten years from the date of grant.

iii. Board of Directors and members of various committees

      Members of the Board and of the various committees of the Company are entitled to receive an option to purchase 2,500 series “N” shares at an exercise price of $0.01 per share, each time the member attends a meeting. The Chairman of the Board is entitled to receive 5,000 shares each time(s) he attends a meeting. At December 31, 2003, there are 665,003 options granted and outstanding for meetings

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

attended during 2001, 2002 and 2003. The options are immediately vested and non-forfeitable, expiring in 3 years after the date of grant.

iv. Signing and other bonuses

      During the years 2000, 2001 and 2002 the Company granted to its top officers signing bonuses totalling 366,433 options to purchase series N shares at an exercise price of $0.01 per share. On November 2002, the executives exercised 356,433 of these options, the remaining 10,000 options had expired as of December 31, 2003.

      In November 2002, the Company granted various officers a special bonus in the form of options to purchase 462,936 series N shares at a strike price of U.S.$0.4927 per share. The executives exercised these options at the time of granting.

      On April 29, 2002, the former chief executive officer was granted 7,730,177 stock options with an exercise price of $0.4927 per share, and 3,957,588 stock options with an exercise price of $0.01 per share. Most of these options were vested on the date of grant. Since these options were not exercised before year-end, they were recorded as outstanding at December 31, 2002. On March 19, 2003, the chief executive officer resigned. As per the terms of the severance agreements, the chief executive officer forfeited all rights he had to these options.

      Additionally, on April 29, 2002 an officer was granted 3,626,959 options with an exercise price of $0.049 per share. At December 31, 2003, 1,886,019 of these share are vested and excercisable.

      During 2003 a signing bonus to a new executive was granted of 100,000 options with an exercise of $0.01 per share.

      Compensation expense is determined based on the market or fair-value price of the stock at the measurement date less the amount, if any, that the employee is required to pay for the stock.

      In connection with the all of the above described plans, the Company recognized compensation expense of Ps.8, Ps.13,647 and Ps.1,446 during 2003, 2002 and 2001.

      A summary of the changes of the stock options for employees for the year ended December 31, is presented in the next page (in thousands of shares):

	2003		2002		2001

		Weighed-		Weighed-		Weighed-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	17,413	$0.57	1,721	$10.12	714	$10.12
Granted	1,441	0.27	17,832	0.34	1,008	13.25
Exercised	173	0.01	829	0.28	—	—
Forfeited	11,688	0.33	1,311	5.43	1	11.01

Outstanding at the end of the year	6,993	0.97	17,413	0.57	1,721	11.95

Options exercisable at the end of the year	3,874	1.09	15,172	0.51	447	8.28

Weighted-average fair value of options granted during the year (expressed in U.S. dollars)		$0.12		$0.19		$0.21

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the stock options outstanding for employees (in thousand of shares):

						Exercisable
		Outstanding				Weighted-
						Average
	Range of		Remaining	Exercise		Exercise
	Prices	Number	Life	Price	Number	Price

December 31, 2001	$0.01	87	9.41	$0.01	87	$0.01
	8.7-10.45	713	8.06	10.12	319	9.98
	12.55-15.06	921	9.28	14.50	41	12.55

December 31, 2002	$0.01	4,380	8.67	$0.01	4,380	$0.01
	0.49	12,697	9.33	0.49	10,536	0.49
	8.7	33	6.33	8.70	33	8.70
	10.45	190	7.33	10.45	179	10.45
	12.55	112	8.33	12.55	45	12.55

December 31, 2003	$0.01	593	1.55	$0.01	593	$0.01
	0.49	4,967	8.30	0.49	2,806	0.49
	0.59	1,099	9.25	0.59	220	0.59
	8.7	33	5.24	8.70	33	8.70
	10.45	190	6.25	10.45	179	10.45
	12.55	112	7.25	12.55	45	12.55

b.	Warrants for services rendered

i.	Nissho Iwai American Corp. stock options:

      On March 24, 1998, the Company granted options to Nissho Iwai 337,471 Series “N” shares at fixed exercise prices per share of $10.87, vesting immediately and expiring March 2005. These options were issued in connection with a financing agreement and their cost was to be amortized over the 7-year life of the financing. However, as the financing agreement was terminated in March of 2000, the remaining unamortized balance was expensed in 2000. All of these options are vested and are exercisable at December 31, 2003.

ii.	CT Global Telecommunications, Inc. (“CTGT”) stock options:

      On May 21, 1998, the Company granted options to CTGT for up to 250,000 Series N shares at an exercise price of $8.70. In return, CTGT agreed to manage the construction of the Company’s telephone network, provide engineering services, and run their day-to-day telephone operations. These services were all completed and the compensation charges expensed in prior years. The options expire 2 years after CTGT disposes of their equity participation in Maxcom. The right to these options is based on certain performance criteria. The cost of the options was valued using the Black Scholes model and was expensed as the options were earned.

      Pursuant to the capital restructuring in April 2002, the Company authorized the issuance of options to purchase up to an additional 855,779 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share as partial anti-dilution protection. All of these options are vested and are exercisable at December 31, 2003.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

iii.	Bachow and Associates (“Bachow”) stock options:

      On May 21, 1998, Bachow was given the opportunity to earn up to 100,000 series N shares at an exercise price of $8.70 expiring two years after Bachow Investment Partners III L. P. disposes of its current equity participation in Maxcom. Bachow’s right to exercise the options was subject to performance objectives which were met as of December 31, 2000 providing Bachow the right to exercise all of the options at that date. The shares subject to this option agreement are limited to a maximum gain of $40.00 per share. Bachow may elect to have the Company finance up to 95% of the exercise price with a 7-year term non-recourse loan that will be secured by the shares upon exercise.

      Pursuant to the capital restructuring of the Company consummated during April 2002, the Company authorized the issuance of options to purchase additional 342,312 series N shares at an exercise price of U.S.$3.06 per share and reduce the original strike price of the 100,000 options to U.S. $3.06 per share, as partial anti-dilution protection.

      In addition, on April 28, 2000, the Company issued options to purchase 94,000 shares at an exercise price of $0.01 for management services rendered from Bachow, L. A. Strategic Partners II LLP and BancAmerica International Investment Corporation. The cost of these options was also expensed as incurred.

      Pursuant to the capital restructuring, the Company authorized the issuance of options to purchase up to an additional 342,312 series N shares at an exercise price of U.S.$3.06 per share and to reduce the exercise price of the original options to U.S.$3.06 per share, as partial anti-dilution protection.

iv. Warrants in connection with the offering of the Notes:

      During the year ended December 31, 2000, the Company granted to the bondholders, initial purchasers and underwriters of the Senior Notes up to 876,491 warrants to purchase an equivalent amount of Series “N” shares at an exercise price of $0.01 per share (or $0.02 per CPO). These warrants were valued at approximately $9,300 which was recorded as a discount on the notes based on a proportionate calculation. This discount is being amortized as additional interest expense over the original life of the Senior Notes. The warrants vested immediately upon grant and have a 7 year term.

v. Amsterdam Pacific

      On May 21, 1998, the Company granted options to Amsterdam for advisory services rendered for up to 24,425 Series N shares at an exercise price of $8.70, expiring May 21, 2003. These services were all completed and the compensation charges expensed in prior years.

vi. BancAmerica International Investment Corporation

      The Company issued options to purchase up to 42,300 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to the capital restructuring, the Company authorized the issuance of options to purchase up to an additional 207,481 series N shares at an exercise price of U.S.$0.01 per share, as partial anti-dilution protection.

vii. LA Strategic Capital Partners II

      The Company issued options to purchase up to 4,700 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to the capital restructuring, the Company authorized the issuance of options to purchase up to an additional 23,053 series N shares at an exercise price of U.S.$0.01 per share, as partial anti-dilution protection.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

viii. Bachow & Associates, Inc.

      The company issued options to purchase up to 47,000 series N shares at U.S.$0.01 per share in May 2001 as compensation for management services provided during 2000. Pursuant to the capital restructuring, the Company authorized the issuance of options to purchase up to an additional 230,535 series N shares at an exercise price of U.S.$0.01 per share as partial anti-dilution protection.

      The fair value of options for services rendered was determined using the Black Scholes options pricing model and resulted in a non-cash charge of approximately Ps.1,708, Ps.1,566 and Ps.4,891, which was recognized as expense during the years ended December 31, 2002, 2001 and 2000.

      A summary of the changes of the stock options for non-employees for the years ended December 31 is presented below (in thousands of shares):

	2003		2002		2001

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	3,241	$2.36	1,582	$3.83	1,582	$3.83
Granted	—	—	2,103	2.26	—	—
Exercised	—	—	—	—	—	—
Forfeited	—	—	444	2.42	—	—

Outstanding at the end of the year	3,241	2.36	3,241	2.36	1,582	3.83

Options exercisable at the end of the year	3,241	2.36	3,241	2.36	1,582	3.83

Weighted-average fair value of options granted during the year (expressed in U.S. dollars)		$—		$0.12		$—

      The following tables summarizes the stock options outstanding for non-employees (in thousands):

		Outstanding
					Exercisable

			Weighted-Average			Weighted-
						Average
	Range of		Remaining	Exercise		Exercise
	Prices	Number	Life	Price	Number	Price

December 31, 2001	$0.01	970	5.51	$0.01	970	$0.01
	8.70-10.87	612	3.79	9.90	612	9.90

December 31, 2002	$0.01	1,338	3.96	$0.01	1,338	$0.01
	3.06	1,198	2.00	3.06	1,198	3.06
	8.70	362	2.05	8.70	0.362	8.70

December 31, 2003	$0.01	1,338	2.96	$0.01	1,338	$0.01
	3.06	1,198	1.00	3.06	1,198	3.06
	8.70	362	1.05	8.70	362	8.70

Note 21 — Significant Differences between Mexican and U.S. GAAP:

      The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The Mexican GAAP consolidated financial statements include the

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

effects of inflation as provided for under Statement B-10, issued by the MIPA. The application of this Statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to U.S. GAAP does not include the reversal of such inflationary effects.

      The principal differences between Mexican GAAP and U.S. GAAP other than inflation accounting, are presented in the following pages with an explanation, where appropriate, of the effects on consolidated net income and consolidated shareholders’ equity. Reconciling items are presented net of any gain or loss from monetary position.

      The following is a summary of the adjustments to consolidated net loss and consolidated shareholders’ equity as of and for the years ended December 31, 2003, 2002 and 2001:

	Years Ended December 31,

	2003		2002		2001

Net loss under Mexican GAAP	Ps.	(373,158)	Ps.	(774,235)	Ps.	(729,471)
Adjustments:
Pre-operating expenses(a)		—		(1,923)		—
Amortization of pre-operating expenses(a)		34,892		33,750		33,721
Capitalization of interest(b)		(467)		(207)		(102)
Amortization of capitalized interest(b)		936		225		(6,479)
Amortization of frequency rights(c)		11,118		450		450
Installation revenues(d)		(31,278)		(5,507)		(6,051)
Installation costs(e)		(48,442)		(79,431)		(18,814)
Debt restructuring(g)		21,396		460,883		—
Capitalized internal compensation cost(h)		124		(2,475)		—

Total U.S. GAAP adjustments		(11,721)		405,765		2,726

Net loss under U.S. GAAP	Ps.	(384,879)	Ps.	(368,470)	Ps.	(726,745)

Weighted-average common shares outstanding, basic and diluted		175,927,429		134,738,030		13,748,445

Net loss per share under U.S. GAAP, basic and diluted	Ps.	(2.19)	Ps.	(2.73)	Ps.	(52.86)

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Balances as of December 31,	2003		2002		2001

Shareholders’ equity (deficit) under Mexican GAAP	Ps.	262,369	Ps.	634,479	Ps.	(213,338)
Accumulated adjustments:
Preoperating expenses(a)		(339,425)		(339,425)		(337,502)
Amortization of preoperating expenses(a)		158,351		123,460		89,709
Capitalization of interest(b)		64,082		64,550		64,757
Amortization of capitalized interest(b)		(15,622)		(16,558)		(16,783)
Amortization of frequency rights(c)		—		(11,118)		(11,568)
Installation revenues(d)		(42,836)		(11,558)		(6,051)
Installation costs(e)		(146,687)		(98,245)		(18,814)
Debt restructuring(g)		(324,642)		(346,037)		—
Capitalized internal compensation cost(h)		(2,351)		(2,475)		—

Total U.S. GAAP adjustments	Ps.	(649,130)	Ps.	(637,406)	Ps.	(236,252)

Shareholders’ deficit under U.S. GAAP	Ps.	(386,761)	Ps.	(2,927)	Ps.	(449,589)

      Provided below is an analysis of changes in shareholders’ equity (deficit) under U.S. GAAP:

	Year Ended December 31,

	2003		2002		2001

Balance at the beginning of the year	Ps.	(2,930)	Ps.	(449,589)	Ps.	276,131
Net loss under U.S. GAAP		(384,879)		(368,470)		(726,745)
Increase in capital stock		—		667,594		—
Increase in additional paid in capital		1,040		133,748		1,024
Contributions for future increases of capital		—		—		—
Stock options and warrants		8		13,789		—

Balance at the end of the year	Ps.	(386,761)	Ps.	(2,928)	Ps.	(449,589)

a.	Preoperating expenses -

      Under Mexican GAAP, all expenses incurred while a company or a project is in the preoperating or development stages are capitalized. Such capitalized expenses are amortized on a straight-line basis after operations commence (May 1999) for a period not exceeding 10 years. Under U.S. GAAP, such pre-operating expenses are expensed as incurred.

b.	Capitalization of interest -

      In accordance with Mexican GAAP, capitalization of the integral cost of financing (which is comprised of interest expense, foreign exchange gains or losses and monetary gain related to the debt) incurred during the period of construction and installation of an asset is optional. Further, cost capitalized is limited to the specific financing obtained for the construction of the related asset.

      Under U.S. GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use. The amount of interest to be capitalized is that portion of the interest cost incurred during the asset acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness directly attributable to the assets. In an inflationary economy, such as Mexico, acceptable practice is to capitalize

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest net of the monetary gain on the related Mexican peso debt, but not on U.S. dollar or other stable currency debt. U.S. GAAP does not allow the capitalization of foreign exchange losses.

c.	Frequency rights -

      During 2003 the Company adjusted the amortization expense in Mexican GAAP to be consistent with U.S. GAAP, this difference will not exist in future periods.

      Under U.S. GAAP, this item should be amortized during the term of the concession beginning at the granting date of the concession by the SCT.

      Under Mexican GAAP, through December 31, 2002, frequency rights were amortized on a straight-line method over the term of the concession, from the date the Company commenced operations.

d.	Installation revenues -

      Mexican GAAP allows, through 2002 where installation is charged to customers, for revenue to be recognized and the related expenses recorded immediately when the service is rendered. In 2003 they are amortized over the remaining concession period (Year 2017).

      Under U.S. GAAP, installation revenues and direct installation costs are deferred and amortized over the expected customer relationship period.

e.	Installation costs -

      Under Mexican GAAP, installation costs not charged to customers are capitalized and amortized on a straight-line basis over 20 years.

      Under U.S. GAAP, direct installation costs not charged to customers are expensed as incurred. Prior to 2001, installation costs were not material.

f.	Operating income -

      Mexican GAAP allows certain nonrecurring charges, such as asset write-offs, to be classified as non-operating.

      Under U.S. GAAP, such items are considered part of operating income. Under U.S. GAAP, consolidated operating loss would have been Ps.237,632, Ps.368,483 and Ps.594,148 for the years ended December 31, 2003, 2002 and 2001.

g.	Troubled debt restructuring -

      Mexican GAAP allows any gain or loss on restructuring to be taken directly to equity at the time of the restructuring and recorded as additional paid in capital. Debt issuance costs from the original issuance of debt continues to be amortized over their original term.

      Under U.S. GAAP the debt restructuring qualifies as a “troubled debt restructuring” pursuant to the provisions of Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings”. The debt restructuring was accounted for as a “combination of types” that includes a combination of both a granting of equity interest in the form of warrants and common stock, and a modification of the debt terms where both the principal and interest payments have been reduced. A gain is recognized where the carrying value of the old debt is greater than total future cash payments. To calculate the gain on the restructuring, the carrying value of the old debt is reduced by the fair value of the equity interest granted as well as all legal and other costs in relation to the restructuring,

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and compared against the gross future cash gain. The Company has recognized a gain of Ps.435,698 as the total income statement effect at the date of the restructuring.

      The payable note recorded under Mexican GAAP represents only the principal of the debt. Under U.S. GAAP the liability represents the principal balance plus all future gross cash payments. The additional loan carrying value for U.S. GAAP reporting purposes results in an additional Ps.15,732 and Ps.16,929 foreign currency loss for the year ended December 31, 2003 and 2002, respectively.

      Legal fees and other direct costs incurred by a creditor to effect a troubled debt restructuring are deducted in measuring the gain on the restructuring of payables. Ps.86,815 of debt issuance costs of the restructured debt and Ps.62,381 of direct costs were recorded as part of the restructuring. This reduced the balance of the other assets compared to that recorded under Mexican GAAP.

      Ps.29,637 and Ps.19,560 of amortization during the years ended December 31, 2003 and 2002, respectively, has been recognized under Mexican GAAP related to the old debt issuance costs.

      The effect of inflation on the combined transaction is a benefit of Ps.7,491 and Ps.22,357 during the years ended December 31, 2003 and 2002, respectively.

h.	Capitalized internal compensation cost -

      Mexican GAAP allows that certain compensation charges directly attributable to capital expenditures can be capitalized, while under U.S. GAAP, these compensation charges should be expensed. No such amounts were capitalized during 2003. During 2002 there were capitalized Ps.2,475 of compensation charges under Mexican GAAP that should be expensed under U.S. GAAP.

i.	Deferred income taxes -

      For Mexican GAAP purposes, the Company applies revised Statement D-4 and recognizes future tax consequences based on the difference between the financial statements and tax bases of assets and liabilities — temporary differences — as of the date of the financial statements. For purposes of the reconciliation to U.S. GAAP, the Company has applied Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (FAS 109), for all periods presented.

      FAS 109 requires an asset and liability method of accounting, whereby, deferred taxes are recognized for the tax consequences of all temporary differences between the financial statement carrying amounts and the related tax basis of assets and liabilities. Under U.S. GAAP, the effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

      FAS 109 requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, including cumulative losses in recent years, it is more likely that some portion or all of the deferred tax assets will not be realized. Accordingly, the Company has established a valuation allowance for the full amount of the deferred tax assets.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Significant components of deferred income taxes under U.S. GAAP are as follows:

	SFAS 109		SFAS 109
	Applied to		Applied to
	Mexican GAAP		U.S. GAAP
December 31, 2003	Balances		Adjustments	Total

Deferred assets:
Allowance for doubtful accounts	Ps.	20,886		Ps.	20,866
Asset tax payments		20,016			20,016
Tax loss carryforwards		999,324			999,324
Accruals		51,118			51,118
Installation revenues		—	13,707		13,707

Deferred tax assets		1,091,344	13,707		1,105,051

Deferred liabilities:
Inventory		(6,188)			(6,188)
Prepaid expenses		(17,996)			(17,996)
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses		(233,962)	43,188		(190,773)
Installation costs			(47,001)		(47,001)
Debt issuance costs on restructuring		—	—		—

Deferred tax liabilities		(258,146)			(261,958)

Net deferred income tax asset before valuation allowance		833,199			843,095
Valuation allowance		(833,199)			(843,095)

	Ps.	—		Ps.	—

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	SFAS 109		SFAS 109
	Applied to		Applied to
	Mexican GAAP		U.S. GAAP
December 31, 2002	Balances		Adjustments	Total

Deferred assets:
Allowance for doubtful accounts	Ps.	10,857		Ps.	10,857
Asset tax payments		6,960			6,960
Tax loss carryforwards		799,346			799,346
Accruals		—
Installation revenues		—	3,698		3,698

Deferred tax assets		817,163	3,698		820,861

Deferred liabilities:
Inventory		(6,877)			(6,877)
Prepaid expenses		(12,796)			(12,796)
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses		(319,015)	57,310		(261,705)
Installation costs			(31,438)		(31,438)
Debt issuance costs on restructuring		—	(52,127)		(52,127)

Deferred tax liabilities		(338,688)	(26,255)		(364,943)

Net deferred income tax asset before valuation allowance		478,476			455,919
Valuation allowance		(478,476)			(455,919)

	Ps.	—		Ps.	—

j. Statement of changes in financial position -

      Under Mexican GAAP, the Company presents statements of changes in financial position in constant Mexican pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos.

      Under U.S. GAAP, pursuant to FAS No. 95 “Statement of Cash Flows”, a statement of cash flows is a required component of a complete set of financial statements in lieu of a statement of changes in financial position. FAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect to inflation adjusted financial statements. Based on requirements of the Securities and Exchange Commission (“SEC”), the effect of inflation restatements and foreign exchange gains and losses on cash flow related to financing and operating activities has been included in the line

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

item, “Monetary gain”, and the effect of inflation on cash balances has been included in a separate line item after cash flows from investing activities.

	Year Ended December 31,

	2003		2002		2001

Operating activities:
Net loss under U.S. GAAP	Ps.	(384,879)	Ps.	(368,470)	Ps.	(726,745)
Adjustments to reconcile net loss to net cash flow provided by operating activities:
Depreciation and amortization		248,097		281,234		272,169
Gain on repurchase of debt		—		—		(135,425)
Gain on restructuring of debt		—		(460,883)		—
Fixed asset write-offs		8,142		—		43,237
Allowance for doubtful accounts		51,726		26,690		11,534
Monetary gain		(84,889)		(109,659)		(86,660)
Non recurring charges		8		13,790		26,252
Allowance of inventory obsolescence		3,549		1,305		589
Foreign currency exchange loss		191,683		235,055		57,630

		33,437		(380,938)		(537,419)
Changes in operating assets and liabilities:
Restricted cash		—		208,645		215,119
Accounts receivable		(53,360)		(77,204)		(34,616)
Inventory		(2,333)		9,906		(21,990)
Prepaid expenses		(17,908)		(26,744)		(594)
Accrued expenses and other accounts payable		57,455		66,573		(27,814)

Cash flow (used in) provided by operating activities		6,925		(199,762)		(406,127)
Financing activities:
Proceeds from debt and notes payable		—		—		64,025
Proceeds from issuance of capital stock		—		644,572		—
Repurchase of debt		—		—		(105,437)

Cash flow provided by (used in) financing activities		—		644,572		(41,412)

Investing activities:
Acquisition of fixed assets		(65,831)		(261,461)		(509,083)
Other assets		(280)		(167,182)		(49,374)

Cash flow used in investing activities		(66,111)		(428,643)		(558,457)

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31,

	2003		2002		2001

Cash and cash equivalents:
Effect of inflation and exchange rate changes on cash and cash equivalents		(20,685)		(86,639)		(51,612)
Net (decrease) increase in cash and cash equivalents		(79,874)		(70,472)		(1,057,607)

Cash and cash equivalents at beginning of the year		122,289		192,761		1,250,369

Cash and cash equivalents at end of the year		42,415		122,289		192,762

Interest paid	Ps.	20,985	Ps.	225,799	Ps.	442,762

Taxes paid	Ps.	23,752	Ps.	2,968	Ps.	839

Supplemental disclosures of non-cash investing and financing activities
Capital stock issued in exchange for services	Ps.	—	Ps.	9,883	Ps.	—

Capital stock issued in exchanged for advertising	Ps.	—	Ps.	29,649	Ps.	—

Reduction of notes payable from troubled debt restructuring	Ps.	—	Ps.	657,421	Ps.	—

k.	Accounting for stock based compensation -

      In accordance with APB 25, the Company recognizes compensation expense for its employee stock option plan using the intrinsic-value method of accounting. Under the terms of the intrinsic-value method, compensation cost is the excess, if any, of the market price of the stock at the grant date, or other measurement date, over the amount an employee must pay to acquire the stock.

      In accordance with FAS 123, compensation expense for stock options given to non-employees and warrants was determined based on fair value using the Black Scholes valuation model.

      In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002.

      The Company has elected to continue to account for its stock based compensation in accordance with the provision of APB 25 as interpreted by FIN 44 and present the pro forma disclosures required by SFAS 123 as amended by SFAS 148.

      Mexican GAAP has no authoritative standard covering stock based compensation, however the treatment followed in the preparation of the Mexican GAAP financial statements is in compliance with the provisions of U.S. GAAP.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

l.	Recent U.S. accounting pronouncements -

      In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003 the FASB redeliberated certain proposed modifications and revised FIN 46 (“FIN 46-R”). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. The Company does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on its financial statements.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designed after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the consolidated financial statements.

      In February 2003, the FASB issued Emerging Issues Task Force 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting. If the deliverables in the arrangement meet certain criteria, arrangement consideration should be allocated among the separate units based on their relative fair values. Applicable revenue recognition criteria should be considered separately for each unit. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is evaluating the impact that the adoption of EITF 00-21 will have on its financial statements.

m.	Condensed consolidating financial information -

      As mentioned in Note 12, in March 2000 the Company issued U.S.$300,000 of senior unsecured notes (“13 3/4% Series B Senior Notes”) as part of its financing program and in April and July 2002, the Company restructured the majority of the original $300,000 in debt and issued additional senior, unsecured notes (“0/10% Senior Notes”). The 13 3/4% Series B Senior Notes and the 0/10% Senior Notes are joint and severally guaranteed on a senior subordinated, unsecured, full and unconditional basis, pursuant to a guarantee by the Company’s subsidiaries, Corporativo and MSA (“Guarantor Subsidiaries”). The subsidiaries guarantee is full and unconditional.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company has not presented separate financial statement and other disclosures concerning the Guarantor Subsidiaries because management has determined that such information is not material to investors.

	Maxcom		Corporativo		Servicios		Elimination		Consolidated

Balance sheet as of December 31, 2003:
Cash and cash equivalents and restricted cash	Ps.	42,327	Ps.	89	Ps.		Ps.		Ps.	42,416
Accounts receivable — net		127,426		171		9,345		(8,453)		128,489
Inventory — net		18,751								18,751
Prepaid expenses		54,301		111		121				54,533
Frequency rights — net		97,838								97,838
Telephone network system and equipment — net		1,562,445								1,562,445
Preoperating expenses — net		182,549								182,549
Intangible assets — net		397,227								397,227
Other assets		28,446		170						28,616

Total assets	Ps.	2,511,310	Ps.	541	Ps.	9,466	Ps.	(8,453)	Ps.	2,512,864

Total liabilities	Ps.	2,248,942	Ps.	2,304	Ps.	13,671	Ps.	(14,422)	Ps.	2,250,495

Shareholders’ Equity:
Capital stock and additional paid-in-capital		1,782,606		83		57		(140)		1,782,606
Accumulated deficit		(1,520,237)		(1,847)		(4,262)		6,109		(1,520,237)

Total shareholders’ equity		262,369		(1,764)		(4,205)		5,969		262,369

Total liabilities and shareholders’ equity	Ps.	2,511,310	Ps.	541	Ps.	9,466	Ps.	(8,453)	Ps.	2,512,864

Total shareholders’ equity under Mexican GAAP	Ps.	262,369	Ps.	(1,763)	Ps.	(4,205)	Ps.	5,969	Ps.	262,369
Preoperating expenses		(339,425)								(339,425)
Amortization of preoperating expenses		158,351								158,351
Capitalization of interest		64,082								64,082
Amortization of capitalized interest		(15,622)								(15,622)
Installation revenues		(42,836)								(42,836)
Installation costs		(146,687)								(146,687)
Debt restructuring		(324,642)								(324,642)
Bonus capitalization		(2,351)								(2,351)

Total shareholders’ equity under U.S. GAAP	Ps.	(386,761)	Ps.	(1,763)	Ps.	(4,205)	Ps.	5,969	Ps.	(386,761)

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated

Statements of Operations for the year ended December 31, 2003:
Revenues	Ps.	778,088	Ps.	46,219	Ps.	187,552	Ps.	(233,371)	Ps.	778,088
Operating cost and expenses		(1,013,922)		(46,271)		(187,715)		234,956		(1,012,952)
Integral (cost) income of financing		(125,307)		80		205				(125,022)
Other (income) expenses		(12,016)		(20)		(623)		(613)		(13,272)

Net (loss) income	Ps.	(373,157)	Ps.	8	Ps.	(581)	Ps.	572	Ps.	(373,158)

Net (loss) income for the year under Mexican GAAP	Ps.	(373,157)	Ps.	8	Ps.	(581)	Ps.	572	Ps.	(373,158)
Amortization of preoperating expenses		34,892								34,892
Capitalization of interest		(467)								(467)
Amortization of capitalized interest		936								936
Amortization of frequency rights		11,118								11,118
Installation revenues		(31,278)								(31,278)
Installation costs		(48,442)								(48,442)
Debt restructuring		21,396								21,396
Bonus Capitalization		124								124

Net loss (income) for the year under U.S. GAAP	Ps.	(384,878)	Ps.	8	Ps.	(581)	Ps.	572	Ps.	(384,879)

Statement of Changes in Financial Position for the Year Ended December 31, 2003:
Net (loss) income	Ps.	(373,158)	Ps.	8	Ps.	(581)	Ps.	572	Ps.	(384,879)
Depreciation and amortization		341,644								341,644

Net change in working capital		7,685		(7,506)		(4,254)		(572)		(4,647)

Resources (used in) provided by operating activities		(35,549)		(7,498)		(4,835)				(47,882)

Financing activities:
Additional paid in capital		1,048								1,048
Proceeds from loans and notes payable		94,366								94,366

Resources used in financing activities		95,414								95,414

Investing activities:
Telephone network systems and equipment		(111,058)								(111,058)
Intangible assets		(16,066)								(16,066)
Other assets		(289)		8						(281)

Resources (used in) provided by investing activities		(127,413)		8						(127,405)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		(67,548)		(7,490)		(4,835)				(79,873)
Beginning balances		109,875		7,579		4,835				122,289

Ending balances	Ps.	42,327	Ps.	89	Ps.		Ps.		Ps.	42,416

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated

Balance sheet as of December 31, 2002:
Cash and cash equivalents and restricted cash	Ps.	109,874	Ps.	7,580	Ps.	4,835	Ps.		Ps.	122,289
Accounts receivable — net		131,627		284		15,727		(15,498)		132,140
Inventory — net		20,225								20,225
Prepaid expenses		37,632								37,632
Frequency rights — net		110,339								110,339
Telephone network system and equipment — net		1,678,210								1,678,210
Preoperating expenses — net		215,964								215,964
Intangible assets — net		450,066								450,066
Other assets		31,092		177						31,269

Total assets	Ps.	2,785,029	Ps.	8,041	Ps.	20,562	Ps.	(15,498)	Ps.	2,798,134

Total liabilities	Ps.	2,150,551	Ps.	9,812	Ps.	24,187	Ps.	(20,895)	Ps.	2,163,655

Shareholders’ Equity:
Capital stock and additional paid-in-capital		1,781,558		83		57		(140)		1,781,558
Accumulated deficit		(1,147,079)		(1,855)		(3,682)		5,537		(1,147,079)

Total shareholders’ equity		634,479		(1,772)		(3,625)		5,397		634,479

Total liabilities and shareholders’ equity	Ps.	2,785,029	Ps.	8,041	Ps.	20,562	Ps.	(15,498)	Ps.	2,798,134

Total shareholders’ equity under Mexican GAAP	Ps.	634,479	Ps.	(1,771)	Ps.	(3,625)	Ps.	5,396	Ps.	634,479
Preoperating expenses		(339,425)								(339,425)
Amortization of preoperating expenses		123,460								123,460
Capitalization of interest		64,550								64,550
Amortization of capitalized interest		(16,558)								(16,558)
Amortization of frequency rights		(11,118)								(11,118)
Installation revenues		(11,558)								(11,558)
Installation costs		(98,245)								(98,245)
Debt restructuring		(346,037)								(346,037)
Bonus capitalization		(2,475)								(2,475)

Total shareholders’ equity under U.S. GAAP	Ps.	(2,927)	Ps.	(1,771)	Ps.	(3,625)	Ps.	5,396	Ps.	(2,927)

Statements of Operations for the year ended December 31, 2002:
Revenues	Ps.	566,319	Ps.	95,863	Ps.	205,857	Ps.	(301,720)	Ps.	566,319
Operating cost and expenses		(1,006,742)		(95,727)		(209,146)		303,143		(1,008,472)
Integral (cost) income of financing		(327,135)		124		321				(326,690)
Other		(6,677)		(58)		(973)		2,316		(5,392)

Net (loss) income	Ps.	(774,235)	Ps.	202	Ps.	(3,941)	Ps.	3,739	Ps.	(774,235)

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated

Net (loss) income for the year under Mexican GAAP	Ps.	(774,235)	Ps.	202	Ps.	(3,941)	Ps.	3,739	Ps.	(774,235)
Preoperating expenses		(1,923)								(1,923)
Amortization of preoperating expenses		33,750								33,750
Capitalization of interest		(207)								(207)
Amortization of capitalized interest		225								225
Amortization of frequency rights		450								450
Installation revenues		(5,507)								(5,507)
Installation costs		(79,431)								(79,431)
Debt restructuring		460,883								460,883
Bonus capitalization		(2,475)								(2,475)

Net loss (income) for the year under U.S. GAAP	Ps.	(368,470)	Ps.	202	Ps.	(3,941)	Ps.	3,739	Ps.	(368,470)

Statement of Changes in Financial Position for the Year Ended December 31, 2002:
Net (loss) income	Ps.	(774,235)	Ps.	201	Ps.	(3,940)	Ps.	3,739	Ps.	(774,235)
Gain on repurchase of debt		(330)						330
Depreciation and amortization		335,564								335,564

Net change in working capital		(90,726)		(3,733)		11,137		4,069		(79,253)

Resources (used in) provided by operating activities		(348,275)		3,934		(15,077)				(359,418)

Financing activities:
Issuance of capital stock		829,771								829,771
Additional paid-in capital		792,281								792,281
Proceeds from loans and notes payables		(775,023)								(775,023)

Resources used in financing activities		847,029								847,029

Investing activities:
Preoperating expenses		(1,926)								(1,926)
Telephone network systems and equipment		(387,197)								(387,197)
Intangible assets		(172,785)		116						(172,669)
Other assets		3,851		(143)						3,708

Resources (used in) provided by investing activities		(558,055)		(27)						(558,084)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		(59,301)		3,907		(15,077)				(70,473)
Beginning balances		169,176		3,673		19,913				192,762

Ending balances	Ps.	109,875	Ps.	7,580	Ps.	4,836	Ps.	—	Ps.	122,289

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated

Balance sheet as of December 31, 2001:
Cash and cash equivalents and restricted cash	Ps.	169,176	Ps.	3,673	Ps.	19,913	Ps.		Ps.	192,762
Short and long term restricted cash		208,644								208,644
Accounts receivable — net		100,561		735		489		(7,985)		93,800
Inventory — net		31,847								31,847
Prepaid expenses		11,507								11,507
Frequency rights — net		117,094								117,094
Telephone network system and equipment — net		1,528,918								1,528,918
Preoperating expenses — net		247,791								247,791
Intangible assets — net		334,440		109						334,549
Other assets		34,939		31						34,970

Total assets	Ps.	2,784,918	Ps.	4,548	Ps.	20,402	Ps.	(7,985)	Ps.	2,801,882

Total liabilities	Ps.	2,998,256	Ps.	6,520	Ps.	20,087	Ps.	(9,642)	Ps.	3,015,221

Shareholders’ Equity:
Capital stock and additional paid-in-capital		1,204,492		83		57		(140)		1,204,492
Accumulated equity (deficit)		(1,417,831)		(2,056)		258		1,798		(1,417,831)

Total shareholders’ equity (deficit)		(213,339)		(1,973)		315		1,658		(213,339)

Total liabilities and shareholders’ equity (deficit)	Ps.	2,784,917	Ps.	4,548	Ps.	20,402	Ps.	(7,985)	Ps.	2,801,882

Total shareholders’ equity (deficit) under Mexican GAAP	Ps.	(213,339)	Ps.	(1,973)	Ps.	315	Ps.	1,658	Ps.	(213,339)
Preoperating expenses		(337,502)								(337,502)
Amortization of preoperating expenses		89,709								89,709
Capitalization of interest		64,757								64,757
Amortization of capitalized interest		(16,783)								(16,783)
Amortization of frequency rights		(11,568)								(11,568)
Installation revenues		(6,051)								(6,051)
Installation costs		(18,814)								(18,814)

Total shareholders’ equity (deficit) under U.S. GAAP	Ps.	(449,591)	Ps.	(1,973)	Ps.	315	Ps.	1,658	Ps.	(449,591)

Statements of operations for the year ended December 31, 2001:
Revenues	Ps.	351,146	Ps.	149,070	Ps.	115,126	Ps.	(264,196)	Ps.	351,146
Operating cost and expenses		(948,551)		(148,828)		(114,922)		264,196		(948,105)
Integral income cost of financing		(61,835)		(203)		51				(61,987)
Other income (expense)		(70,231)		489		3		(785)		(70,524)

Net (loss) income	Ps.	(729,471)	Ps.	528	Ps.	258	Ps.	(785)	Ps.	(729,470)

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated

Net (loss) income for the year under Mexican GAAP	Ps.	(729,471)	Ps.	528	Ps.	258	Ps.	(785)	Ps.	(729,470)
Preoperating expenses		33,721								33,721
Capitalization of interest		(102)								(102)
Amortization of preoperating expenses		(6,479)								(6,479)
Amortization of frequency rights		450								450
Installation revenues		(6,051)								(6,051)
Installation costs		(18,814)								(18,814)

Net (loss) income for the year under U.S. GAAP	Ps.	(726,746)	Ps.	528	Ps.	258	Ps.	(785)	Ps.	(726,745)

Statement of Changes in Financial Position for the year ended December 31, 2001:
Net (loss) income	Ps.	(729,471)	Ps.	528	Ps.	258	Ps.	(785)	Ps.	(729,470)
Non recurring charges		69,490								69,490
Gain of repurchase of debt		(135,425)								(135,425)
Depreciation and amortization		299,863								299,863

Net change in working capital		(97,111)		(2,129)		(19,598)		(785)		(119,623)

Resources (used in) provided by operating activities		(398,432)		2,657		19,856				(375,919)

Financing activities:
Issuance of capital stock		1,024								1,024
Repurchase of debt		(105,437)								(105,437)

Resources provided by financing activities		(104,413)								(104,413)
Investing activities:
Telephone network systems and equipment		(527,900)								(527,900)
Intangible assets		(8,162)								(8,162)
Other assets		(41,269)				57				(41,212)

Resources used in investing activities		(577,331)				57				(577,274)

Cash and cash equivalents:
Increase (decrease) during the period		(1,080,176)		2,657		19,913				(1,057,606)
Beginning balances		1,249,352		1,016						1,250,368

Ending balances	Ps.	169,176	Ps.	3,673	Ps.	19,913	Ps.		Ps.	192,762

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

m.	Valuation and Qualifying Accounts -

      (Amounts expressed in Million of Mexican Pesos (Ps.) with Purchasing Power as of December 31, 2003)

		Balance at		Charged to				Balance at
		Beginning		Cost and				End of
		of Period		Expenses		Deductions		Period

Allowance for doubtful accounts	2003	Ps.	33.4	Ps.	50.9	Ps.	(22.0)	Ps.	62.3
	2002	Ps.	20.5	Ps.	26.3	Ps.	(13.4)	Ps.	33.4
	2001	Ps.	9.5	Ps.	18.4	Ps.	(7.4)	Ps.	20.5
Allowance for obsolete and slow-moving supply inventories	2003	Ps.	0.6	Ps.	—	Ps.	(0.3)	Ps.	0.3
	2002	Ps.	0.6	Ps.	—	Ps.	—	Ps.	0.6
	2001	Ps.	—	Ps.	0.6	Ps.	—	Ps.	0.6
Allowance for obsolete and slow-moving network inventories	2003	Ps.	13.1	Ps.	—	Ps.	(3.5)	Ps.	9.6
	2002	Ps.	14.6	Ps.	(0.2)	Ps.	(1.3)	Ps.	13.1
	2001	Ps.	—	Ps.	14.6	Ps.	—	Ps.	14.6
Allowance for lease penalty	2003	Ps.	7.9	Ps.	—	Ps.	(7.9)	Ps.	—
	2002	Ps.	7.4	Ps.	0.5	Ps.	—	Ps.	7.9
	2001	Ps.	—	Ps.	7.4	Ps.	—	Ps.	7.4

Note 22 — Subsequent Events:

a)	Statement C-15:

      The provisions of Statement C-15 “Impairment of the Value of Long Lived Assets and their Disposal”, issued by the Accounting Principles Board of the Mexican Institute of Public Accountants, went into effect on January 1, 2004. That Statement establishes general criteria for the identification and, if applicable, recording of losses from impairment of decrease in value of long-lived tangible and intangible assets, including goodwill. Additionally, it defines concepts such as net sales price and value in use for the valuation of long-lived assets. That study identified a Ps.57,811 ($5,101) impairment loss, which will be recorded after extraordinary items in the income statement for the period commencing January 1, 2004, net of the corresponding deferred income tax.

b)	New subsidiary:

      On February 3, 2004, “Maxcom USA, Inc.” was incorporated in accordance with the laws of the State of Delaware, U.S.A. This Company is a wholly-owned subsidiary, whose main line of business will be to promote telecommunications services such as international long-distance, data and other value-added services, etc. from Nuevo Laredo border crossing through Mexico.

c)	Lease of capacity:

      During January 2004 the Company finalized and delivered phase one of the project and billed $2,000 which was recorded in deferred revenue and will be recognized into revenue over the term of the contract. (See Note 4 m.)

d)	Default on the terms of the SCT concessions:

      The Company has failed to provide the Mexican Telecommunications Ministry (“SCT”) with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of its concessions. The Management is currently negotiating new terms with the SCT to secure the performance of the concessions.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2004 AND 2003
(Notes 1 and 2)

In thousands of Mexican pesos (“Ps.”) in purchasing power

as of June 30, 2004 and thousands of U.S. dollars (“$”)

	2004		2003		2004

					(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	39,412	Ps.	61,871	$3,415

Accounts receivable:
Customers, net of allowance of Ps.60,030 and Ps.58,451 in 2004 and 2003, respectively		136,279		116,408	11,809
Other sundry debtors		18,164		9,592	1,574

		154,443		126,000	13,383
Inventory, net of allowance of Ps.330 and Ps.642 in 2004 and 2003, respectively		16,692		19,117	1,446
Prepaid expenses, net		62,617		42,550	5,427

Total current assets		273,164		249,538	23,671
Frequency rights, net (Note 4)		94,461		106,961	8,186
Telephone network systems and equipment, net (Note 6)		1,490,682		1,601,856	129,175
Preoperating expenses, net (Note 7)		160,666		199,570	13,923
Intangible assets, net (Note 8)		351,802		427,120	30,485
Rent deposits and other assets		25,870		29,153	2,242

Total assets	Ps.	2,396,645	Ps.	2,614,198	$207,682

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Interest payable	Ps.	4,781	Ps.	4,582	$414
Deferred revenue, accrued expenses and accounts payable		187,480		165,814	16,246
Customer deposits		2,156		3,121	187
Payroll and other taxes payable		52,290		29,136	4,532

Total current liabilities		246,707		202,653	21,379

Long-term liabilities:
Senior notes, net (Note 9)		2,043,238		1,957,546	177,057
Notes payable		9,145		9,043	792

Total long term liabilities		2,052,383		1,966,589	177,849

Total liabilities		2,299,090		2,169,242	199,228

Commitments and contingencies (Note 13)
Shareholders’ equity:
Capital stock, no par value (Note 10)		1,781,125		1,781,114	154,344

Additional paid-in capital		1,492		2,719	129

Accumulated deficit:
Prior years deficit		(1,520,237)		(1,147,079)	(131,736)
Net loss for the period		(164,825)		(191,798)	(14,283)

		(1,685,062)		(1,338,877)	(146,019)

Total shareholders’ equity		97,555		444,956	8,454

Total liabilities and shareholders’ equity	Ps.	2,396,645	Ps.	2,614,198	$207,682

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S. A. DE C. V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(Notes 1 and 2)

In thousands of Mexican pesos (“Ps.”) in purchasing power as of June 30, 2004 and thousands of U.S. dollars (“$”)

	2004		2003		2004

					(Note 1)
Net revenues	Ps.	391,515	Ps.	365,693	$33,927

Operating costs and expenses:
Network operating costs		142,125		135,792	12,316
Selling, general and administrative expenses		166,543		208,548	14,432
Depreciation and amortization		167,707		188,647	14,533

Total operating costs and expenses		476,375		532,987	41,281

Operating loss		(84,860)		(167,294)	(7,354)

Integral cost (income) of financing:
Interest expense		10,027		12,128	869
Interest income		(2,415)		(1,267)	(209)
Exchange loss, net		29,486		30,760	2,555
Gain on net monetary position		(26,831)		(24,142)	(2,325)

		15,097		20,013	1,308

Other income (expense), net		(26)		552	(2)

Loss before taxes		(99,931)		(187,859)	(8,660)

Provisions for:
Asset tax (Note 11)		6,325		3,467	548
Income tax (Note 11)		1,008		472	87

		7,333		3,939	635

Impairment loss		57,561		—	4,988

Net loss	Ps.	(164,825)	Ps.	(191,798)	$(14,283)

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS
For the six months ended June 30, 2004 and 2003
In thousands of Mexican Pesos (“Ps.”) in purchasing power as of June 30, 2004 and thousands of U.S. dollars (“$”).

Note 1 —	Basis of Presentation:

      The interim consolidated financial statements of Maxcom Telecomunicaciones, S.A. de C.V. and subsidiaries (the “Company”) as of June 2004 and 2003, are unaudited. In the opinion of the management of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the consolidated financial statements have been included therein. The results of interim periods are not necessarily indicative of results for the entire year.

      For purposes of these interim consolidated financial statements, certain information and disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted. These unaudited statements should be read in conjunction with the consolidated and audited financial statements and notes thereto of the Company, for the years ended December 31, 2003, 2002, and 2001 (the “audited annual financial statements”).

Convenience translation

      U.S. dollar amounts shown in the interim financial statements have been included solely for the convenience of the reader and were translated from Mexican pesos, as a matter of arithmetic computation only, at the noon-buying rate of Ps.11.54 per U.S.$1.00, as published by The Federal Reserve Bank of New York as of June 30, 2004. Such translation should not be construed as a representation that the Mexican Peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Note 2 —	Going Concern:

      From the beginning of its commercial operations, the Company has had negative cash flow from operations and losses from operations due to its recent establishment and the Company’s initial investment in telephone network systems and equipment, preoperating expenses and frequency rights. The recoverability of this investment will depend on the ability of the Company to obtain financing to complete development and on the future profitable commercial exploitation of the telephone network.

      The Company has incurred net losses of Ps.164,825 and Ps.191,798 for the six months periods ended June 30, 2004 and 2003, respectively. The losses were due to high costs of borrowing and lower-than-expected sales growth.

      During 2000, the Company issued 13 3/4% Series B Senior Notes with a principal amount of $300,000, maturing on April 1, 2007. During 2001, the Company bought back a principal amount of $25,000 in the open markets. On April 29, 2002, the Company consummated an exchange offer for its 13 3/4% Series B Senior Notes due 2007. Holders tendered $259,410 in principal amount of Series B of 0/10% Senior Notes, representing 94.33% of all such notes outstanding. Additionally, on July 25, 2002, the Company completed an additional exchange of $4,000 in aggregate principal of 13 3/4% Series B of 0/10% Senior Notes due 2007 with the same terms and conditions of the exchange offer consummated on April 29, 2002.

      The holders received in exchange an aggregate of $167,624 principal amount 0/10% Senior Notes due March 1, 2007. Tendering holders also received an aggregate of 26,867,820 Series “N2” convertible preferred shares, with an initial liquidation preference of $0.4927 per share and limited voting rights, in the form of Mexican Trust Certificates known as “CPOs”.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      On December 17, 2003, the Company was advised by Banc of America Equity Partners, its major shareholder, that Banc of America Equity Partners has purchased through Nexus-Maxcom Holdings I, L.L.C., an aggregate amount of Maxcom’s 0/10% Senior Notes due March 1, 2007 with face value of $126,400, representing approximately 75% of the total amount outstanding of such 0/10% Senior Notes.

      The Company has experienced a significant turnover of key executive officers during the last years.

      The Company’s administration has worked to mitigate its financial difficulties, and has implemented in regard, the actions described in the Note 2 to the audited annual financial statements.

Note 3 —	Effects of Inflation on the Financial Statements:

      The interim financial statements of the Company have been prepared in accordance with Bulletin B-10, as described in the audited annual financial statements. The consolidated financial statement for the six months ended June 30, 2003, have been restated to Mexican Pesos on purchasing power as of June 30, 2004, by using a restatement factor derived from the National Consumer Price Index (“NCPI”), which was 1.0421.

Note 4 —	Frequency Rights:

      Frequency rights at June 30 consist of the following:

	2004		2003

Frequency rights	Ps.	135,109	Ps.	135,109
Less — Accumulated amortization		(40,648)		(28,148)

	Ps.	94,461	Ps.	106,961

      For the six month periods ended June 30, 2004 and 2003, the Company recorded for these rights amortization expense of Ps.3,378 and Ps.3,378, respectively.

Note 5 —	Transactions with Related Parties:

      For the six month periods ended June 30, related party expense transactions were as follows:

	2004	2003

Transactions:
Office and site lease(1)	Ps.111	Ps.108
Strategic assistance agreement and other expenses to Bachow and Associates(2)	30	114
Travel expenses to Bank of America(3)	153	43
Advertising and other management services to Operadora Plusgamma(4)	—	296
Management services to Comercializadora Road el Camino(5)	36	22

	Ps.330	Ps.583

(1)	The Company leases a site, which is located within the premises of Grupo Radio Centro, which is controlled by the family of one of the shareholders.

(2)	During 2003, the Company entered into an agreement in which Bachow and Associates, a shareholder, provided it with strategic advisory services. The 2004 and 2003 activity represents travel expenses.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

(3)	Refund of travel expenses to certain shareholders.

(4)	Advertising expense related to an advertising purchase agreement of $3,000, signed in April 2003, for advertising time that is being received from Grupo Radio Centro radio network from Operadora Plusgamma. The Aguirre Gómez family used the $3,000 proceeds from this agreement to purchase Series “A1” stock pursuant to the private equity investment.

(5)	Management services paid to a Company owned by one of the shareholders.

Note 6 —	Telephone Network Systems and Equipment, Net:

      Telephone network systems and equipment, net at June 30 consists of:

					Useful Life*
	2004		2003		(Years)

Office furniture	Ps.	15,657	Ps.	15,434	10
Transportation equipment		24,896		25,554	4
Engineering equipment		10,635		10,627	10
Computer equipment		55,370		49,579	3.33
Telecommunication network and equipment		1,178,830		1,136,458	10
Electronic equipment		223,906		224,792	3.33
Radio equipment		259,615		256,266	10
Leasehold improvements		281,864		279,267	20	(1)
Other		15,247		15,003	10

		2,066,020		2,012,980
Construction in progress		99,990		97,198
Capitalized internal costs		130,648		92,093
Installation costs		194,029		159,384

		2,490,687		2,361,655
Less: Accumulated depreciation and amortization		(1,000,005)		(759,799)

	Ps.	1,490,682	Ps.	1,601,856

*	Useful lives accounted from date of use.

(1)	Or life of the lease, whichever is shorter.

      For the six month periods ended June 30, 2004 and 2003, the Company recorded depreciation and amortization (including leasehold improvements) expense of Ps.110,447, and Ps.134,097, respectively.

      On January 1, 2004, upon the adoption of Bulletin C-15 an impairment of the telecommunication network and equipment of Ps.41,845 was determined and recorded (See Note 14 i).

Note 7 —	Preoperating Expenses:

      For the six month periods ended June 30, 2004 and 2003, the Company recorded amortization expense of Ps.17,191, and Ps.16,877, respectively. Accumulated amortization was Ps.178,759 and Ps.139,856 as of June 30, 2004 and 2003, respectively.

      On January 1, 2004, upon the adoption of Bulletin C-15 an impairment of Ps.4,939 was determined and recorded (See Note 14 i).

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

Note 8 —	Intangibles:

      Intangibles as of June 30 consist of:

	2004		2003

Software licenses	Ps.	118,432	Ps.	113,245
Infrastructure rights		256,370		254,326
Debt issuance costs		230,739		230,454

		605,541		598,025
Accumulated amortization		(253,759)		(170,905)

	Ps.	351,802	Ps.	427,120

      For the six month periods ended June 30, 2004 and 2003, the Company recorded amortization expense of Ps.37,021, and Ps.34,297, respectively. This included Ps.15,517, and Ps.16,441 of software amortization expense, respectively.

      On January 1, 2004, upon the adoption of Bulletin C-15 an impairment of the infrastructure rights and software licenses of Ps.10,777 was determined and recorded (See Note 14 i).

Note 9 —	Long-Term Debt:

      Long-term debt as of June 30 consists of:

	2004		2003

$11,590: 13.75% Series B Senior Notes due April, 2007	Ps.	132,260	Ps.	126,759
$167,624: 0/10% Senior Notes bearing 0% interest through March, 2006, and 10% annual interest in the last year		1,912,853		1,833,289
Detachable warrants, net		(1,875)		(2,502)

	Ps.	2,043,238	Ps.	1,957,546

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

Note 10 —	Capital Stock:

      As of June 30, the Company’s outstanding shares were:

	2004	2003

Capital stock:
Series “A”	1,276,428	1,276,428
Series “A 1”	6,088,896	6,088,896
Series “B”	1,226,373	1,226,373
Series “B 1”	5,848,209	5,848,209
Series “C”	—	—
Series “N”	12,337,513	12,065,013
Series “N 1”	122,468,441	122,468,441
Series “N 2”	26,867,820	26,867,820

Total issued and outstanding	176,113,680	175,841,180
Authorized and not outstanding:
Series “C”	—	—
Series “N”	26,603,926	38,001,255

Total authorized	202,717,606	213,842,435

      As of June 30, the Company’s capital stock consists of:

	2004	2003

Capital stock	Ps.1,685,580	Ps.1,685,569
Restatement for effects of inflation	95,545	95,545

Total capital stock	Ps.1,781,125	Ps.1,781,114

Note 11 —	Income Tax, Asset Tax and Tax-Loss Carryforwards:

      The Company and its subsidiaries are subject separately to the payment of income tax and asset tax, which are computed by each legal entity.

      Maxcom has had tax losses since inception and accordingly has not been subject to current income taxes or provided for deferred income taxes. The difference between taxable income for income tax and pre-tax income for accounting purposes is due principally to the inflation adjustments recognized for income tax purposes, translation effects due to the re-measurement into dollars, the difference between book and tax depreciation and amortization, and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.

      Asset tax is calculated at a 1.8% rate on the net value of certain assets and liabilities and is due only when the asset tax exceeds the income tax amount payable. The asset tax paid can be recovered over the following 10 years, if and when income taxes exceed asset tax during such year. The Mexican government waives this tax for the first two years of a company’s operations.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      The components of deferred income tax assets (liabilities) at June 30 are as follows:

	2004		2003

CURRENT:
Allowance for doubtful accounts	Ps.	18,704	Ps.	19,803
Inventory		(5,341)		(6,309)
Prepaid expenses		(20,038)		(14,041)
Accruals		54,383		55,836

Total current		47,708		55,289

NON-CURRENT:
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses, net		(167,628)		(242,661)
Asset tax payments		25,865		10,875
Deferred income		7,151		—
Tax loss carryforwards		1,083,953		956,906

Total non-current		949,341		725,120

Net deferred income tax assets before valuation allowance		997,049		780,409
Valuation allowance		(997,049)		(780,409)

Net deferred income tax assets (liabilities)	Ps.	—	Ps.	—

      In accordance with Mexican Income Tax Law, tax losses are subject to restatement by inflation and may be carried forward against future taxable profit of the subsequent ten years.

      As of June 30, 2004, the Company’s restated cumulative tax losses were:

			Expiration
Fiscal Year Incurred	Amount		Year

1996	Ps.	7,352	2006
1997		26,232	2007
1998		168,644	2008
1999		428,299	2009
2000		575,049	2010
2001		797,593	2011
2002		852,607	2012
2003		269,130	2013

	Ps.	3,124,906

      For the six month period ended on June 30, 2004 the Company determined an estimated tax loss of Ps.262,448.

Note 12 — Stock Options Plans:

      The Company accounts for the activity under the employee stock compensation plans under the intrinsic value method. Accordingly, compensation expense has been recognized for the Plans of the intrinsic value method. If compensation expense had been determined based on the fair value of the

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

options at the grant dates, the Company’s net income and earnings per share would have decreased or increased to the pro forma amounts indicated below (in thousands, except per share amounts):

	Six Months Ended June 30,

	2004	2003

Net income available to common Stockholders as reported	Ps.(164,825)	Ps.(191,798)
Add: stock-based employee compensation expense included in reported net income	326	4
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(326)	(747)

Pro forma net income available to common stockholders	(164,825)	(191,055)

	2004	2003

Earning per share (EPS):
Basic, as reported	Ps.(0.94)	Ps.(1.09)
Basic, pro forma	(0.94)	(1.09)

      The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the six months ended June 30, 2004 and 2003:

	2004	2003

Expected dividend yield	—	—
Expected stock price volatility	50%	50%
Risk-free interest rate	2.92%	2.92%
Expected life of options	5	5

Note 13 — Commitments and Contingencies:

a) Previous corporate building lease agreement (Magdalena building):

      In September 2002, the Company commenced actions before the Lease Courts for the Federal District of Mexico against the landlord of the Magdalena building, seeking the termination of a 15-year lease (expiring on September 30, 2013) of 70,500 square feet plus parking space in a building on Magdalena, Mexico City, which was its former headquarters. The action was based on claims of miscalculation of lease payment amounts and breaches of certain city compliance regulations. The landlord countersued alleging failure to make lease payments.

      In May 2003, the Company reached an agreement with the landlord. Pursuant to this agreement, the Company retained a leasehold interest through May 2013 on the first floor, where one of its Lucent 5ESS switches is located, the roof-top, where they have three microwave transmission antennas and a part of the basement, which is used for parking and to place some of the electric equipment that supports the switch. The Company was also released from its lease obligation for approximately 35,887 square feet plus parking space of the building originally running through September 30, 2013, including past-due lease payments dating back to October 2002. In exchange for the concessions granted by the landlord and the new lease agreement, Maxcom has agreed to pay $2,700, which has been paid in installments from May 2003 to May 2004.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

b) Contingency regarding Concessions:

      The terms of the concessions require that the Company satisfy a number of technical, build out and financial conditions. In January 2003 the Company requested an extension from the COFETEL, to comply with its obligations to provide coverage in certain towns and cities in accordance with the terms of its local and long distance concessions. In August 2003, the Company received a notification in which the COFETEL granted an extension of six months to comply with the respective requirements. The extension expired on February 5, 2004 and the Company is currently preparing a communication to the COFETEL in which the Company will demonstrate its compliance with the technical, build out, and financial conditions. A failure to comply with any of the terms of the concessions or to obtain a waiver or extension could result in the early termination of any of the concessions. The Mexican government would not be required to compensate the Company in case of such termination. If any of the concessions were to be terminated, the Company could be unable to engage in its core business.

c) Default on the terms of the SCT concessions:

      The Company has failed to provide the Mexican Telecommunications Ministry (“SCT”) with the performance bonds renewal for 2004, and such failure could be construed as a default on the terms of its concessions. The Management is currently negotiating new terms with the SCT to secure the performance of the concessions.

Note 14 —	Significant Differences between Mexican and U.S. GAAP:

      The Company’s unaudited interim consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The Mexican GAAP interim consolidated financial statements include the effects of inflation as provided for under Statement B-10, issued by the MIPA. The application of this Statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to U.S. GAAP does not include the reversal of such inflationary effects.

      The principal differences between Mexican GAAP and U.S. GAAP other than inflation accounting, are presented in the following pages with an explanation, where appropriate, of the effects on interim consolidated net income and interim consolidated shareholders’ equity. Reconciling items are presented net of any gain or loss from monetary position.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      The following is a summary of the adjustments to interim consolidated net loss and interim consolidated shareholders’ equity as of and for the six months periods ended June 30, 2004 and 2003:

	Six Month Periods Ended
	June 30,

	2004		2003

Net loss under Mexican GAAP	Ps.	(164,825)	Ps.	(191,798)

Adjustments:
Amortization of pre-operating expenses(a)		17,191		16,877
Capitalization of interest(b)		(723)		(465)
Amortization of capitalized interest(b)		1,317		580
Amortization of frequency rights(c)		—		225
Installation revenues(d)		305		(6,915)
Installation costs(e)		(24,153)		(23,138)
Debt restructuring(g)		14,894		14,291
Capitalized internal compensation cost(h)		62		60
Impairment loss(i)		57,561		—

Total U.S. GAAP adjustments		66,454		1,515

Net loss under U.S. GAAP	Ps.	(98,371)	Ps.	(190,283)

Weighted-average common shares outstanding, basic and diluted		176,047,012		175,841,180

Net loss per share under U.S. GAAP, basic and diluted	Ps.	(0.56)	Ps.	(1.08)

Balances as of June 30,	2004		2003

Shareholders’ equity (deficit) under Mexican GAAP	Ps.	97,555	Ps.	444,956
Accumulated adjustments:
Preoperating expenses(a)		(339,425)		(339,425)
Amortization of preoperating expenses(a)		175,542		140,337
Capitalization of interest(b)		63,359		64,085
Amortization of capitalized interest(b)		(14,305)		(15,978)
Amortization of frequency rights(c)		—		(10,893)
Installation revenues(d)		(42,531)		(18,473)
Installation costs(e)		(170,840)		(121,383)
Debt restructuring(g)		(309,748)		(331,746)
Capitalized internal compensation cost(h)		(2,289)		(2,415)
Impairment loss(i)		57,561		—

Total U.S. GAAP adjustments	Ps.	(582,676)	Ps.	(635,891)

Shareholders’ deficit under U.S. GAAP	Ps.	(485,121)	Ps.	(190,935)

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      Provided below is an analysis of changes in shareholders’ equity (deficit) under U.S. GAAP:

	Six-Month Periods Ended
	June 30,

	2004		2003

Balance at January 1,	Ps.	(386,761)	Ps.	(2,928)
Net loss under U.S. GAAP		(98,371)		(190,283)
Increase in additional paid in capital		11		2,276

Balance at June 30,	Ps.	(485,121)	Ps.	(190,935)

a. Preoperating expenses -

      Under Mexican GAAP, all expenses incurred while a company or a project is in the preoperating or development stages are capitalized. Such capitalized expenses are amortized on a straight-line basis after operations commence (May 1999) for a period not exceeding 10 years. Under U.S. GAAP, such pre-operating expenses are expensed as incurred. The adjustment reflects the reversal of preoperating expense amortization currently recorded under Mexican GAAP for costs which were expensed in 1999 for U.S. GAAP purposes.

b. Capitalization of interest -

      In accordance with Mexican GAAP, capitalization of the integral cost of financing (which is comprised of interest expense, foreign exchange gains or losses and monetary gain related to the debt) incurred during the period of construction and installation of an asset is optional. Further, cost capitalized is limited to the specific financing obtained for the construction of the related asset.

      Under U.S. GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use. The amount of interest to be capitalized is that portion of the interest cost incurred during the asset acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness directly attributable to the assets. In an inflationary economy, such as Mexico, acceptable practice is to capitalize interest net of the monetary gain on the related Mexican peso debt, but not on U.S. dollar or other stable currency debt. U.S. GAAP does not allow the capitalization of foreign exchange losses.

c. Frequency rights -

      Under Mexican GAAP, through June 30, 2003, frequency rights were amortized on a straight-line method over the term of the concession, from the date the Company commenced operations.

      At the end of 2003 the Company adjusted the amortization expense in Mexican GAAP to be consistent with U.S. GAAP, as a result this difference will not exist in future periods.

      Under U.S. GAAP, this item should be amortized during the term of the concession beginning at the granting date of the concession by the SCT.

d. Installation revenues -

      Under Mexican GAAP revenues form installation charges, are amortized over the remaining concession period (Year 2017)

      Under U.S. GAAP, installation revenues and direct installation costs are deferred and amortized over the expected customer relationship period.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

e. Installation costs -

      Under Mexican GAAP, installation costs not charged to customers are capitalized and amortized on a straight-line basis over 20 years.

      Under U.S. GAAP, direct installation costs not charged to customers are expensed as incurred.

f. Operating income -

      Mexican GAAP allows certain nonrecurring charges, such as asset write-offs, to be classified as non-operating.

      Under U.S. GAAP, such items are considered part of operating income.

g. Troubled debt restructuring -

      Mexican GAAP allows any gain or loss on restructuring to be taken directly to equity at the time of the restructuring and recorded as additional paid in capital. Debt issuance costs from the original issuance of debt continues to be amortized over their original term.

      Under U.S. GAAP the debt restructuring qualifies as a “troubled debt restructuring” pursuant to the provisions of Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings”. The debt restructuring was accounted for as a “combination of types” that includes a combination of both a granting of equity interest in the form of warrants and common stock, and a modification of the debt terms where both the principal and interest payments have been reduced. A gain is recognized where the carrying value of the old debt is greater than total future cash payments. To calculate the gain on the restructuring, the carrying value of the old debt is reduced by the fair value of the equity interest granted as well as all legal and other costs in relation to the restructuring, and compared against the gross future cash gain.

      The payable note recorded under Mexican GAAP represents only the principal of the debt. Under U.S. GAAP the liability represents the principal balance plus all future gross cash payments. The additional loan carrying value for U.S. GAAP reporting purposes results in an additional Ps.2,943 and Ps.2,944 foreign currency loss for the six month periods ended June 30, 2004 and 2003, respectively.

h. Capitalized internal compensation cost -

      Mexican GAAP allows that certain compensation charges directly attributable to capital expenditures can be capitalized, while under U.S. GAAP, these compensation charges should be expensed. No such amounts were capitalized during 2004 or 2003.

i. Evaluation of long-lived assets -

      The Company evaluates the recoverability of its long-lived assets when events and circumstances indicate that such assets might be impaired. Under U.S. GAAP the Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts. Under Mexican GAAP, upon the adoption of Bulletin C-15 on January 1, 2004, the Company determines impairment by comparing the discounted future cash flows estimated to be generated by these assets to their respective carrying amounts.

      In the event an impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. If quoted market prices for an asset are not available, fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

risk involved. Losses on property and equipment to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

      Under Mexican GAAP, upon the adoption of Bulletin C-15 on January 1, 2004 an evaluation of long lived assets was performed as required under the standard, and an impairment of Ps.57,561 ($5,101) was determined. Under U.S. GAAP there was no impairment determined due to the undiscounted cash flows utilized.

j.	Deferred income taxes -

      For Mexican GAAP purposes, the Company applies revised Statement D-4 and recognizes future tax consequences based on the difference between the financial statements and tax bases of assets and liabilities — temporary differences — as of the date of the financial statements. For purposes of the reconciliation to U.S. GAAP, the Company has applied Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (FAS 109), for all periods presented.

      FAS 109 requires an asset and liability method of accounting, whereby, deferred taxes are recognized for the tax consequences of all temporary differences between the financial statement carrying amounts and the related tax basis of assets and liabilities. Under U.S. GAAP, the effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

      FAS 109 requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, including cumulative losses in recent years, it is more likely that some portion or all of the deferred tax assets will not be realized. Accordingly, the Company has established a valuation allowance for the full amount of the deferred tax assets.

      Significant components of deferred income taxes under U.S. GAAP are as follows:

	SFAS 109		SFAS 109
	Applied to		Applied to
	Mexican GAAP		U.S. GAAP
June 30, 2004	Balances		Adjustments	Total

Deferred assets:
Allowance for doubtful accounts	Ps.	18,704		Ps.	18,704
Asset tax payments		25,865			25,865
Tax loss carryforwards		1,083,953			1,083,953
Accruals		54,383			54,383
Installation revenues		7,151	13,610		20,760

Deferred tax assets		1,190,056	13,610		1,203,666

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

	SFAS 109		SFAS 109
	Applied to		Applied to
	Mexican GAAP		U.S. GAAP
June 30, 2004	Balances		Adjustments	Total

Deferred liabilities:
Inventory		(5,341)			(5,341)
Prepaid expenses		(20,038)			(20,038)
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses		(167,628)	(7,214)		(174,842)
Installation costs		—	(54,669)		(54,669)
Debt issuance costs on restructuring		—	—		—

Deferred tax liabilities		(193,007)	(61,883)		(254,890)

Net deferred income tax asset before valuation allowance		997,049			948,776
Valuation allowance		(997,049)			(948,776)

	Ps.	—		Ps.	—

	SFAS 109		SFAS 109
	Applied to		Applied to
	Mexican GAAP		U.S. GAAP
June 30, 2003	Balances		Adjustments	Total

Deferred assets:
Allowance for doubtful accounts	Ps.	19,803		Ps.	19,803
Asset tax payments		10,875			10,875
Tax loss carryforwards		956,906			956,906
Accruals		55,836			55,836
Installation revenues		—	5,911		5,911

Deferred tax assets		1,043,420	5,911		1,049,331

Deferred liabilities:
Inventory		(6,309)			(6,309)
Prepaid expenses		(14,042)			(14,042)
Telephone network equipment and leasehold improvements, frequency rights, intangible assets and preoperating expenses		(242,661)	16,902		(225,758)
Installation costs			(38,843)		(38,843)
Debt issuance costs on restructuring		—	—		—

Deferred tax liabilities		(263,012)	(21,914)		(284,951)

Net deferred income tax asset before valuation allowance		780,408			764,380
Valuation allowance		(780,408)			(764,380)

	Ps.	—		Ps.	—

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

k.	Statement of changes in financial position -

      Under Mexican GAAP, the Company presents statements of changes in financial position in constant Mexican pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos.

      Under U.S. GAAP, pursuant to FAS No. 95 “Statement of Cash Flows”, a statement of cash flows is a required component of a complete set of financial statements in lieu of a statement of changes in financial position. FAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect to inflation adjusted financial statements. Based on requirements of the Securities and Exchange Commission (“SEC”), the effect of inflation restatements and foreign exchange gains and losses on cash flow related to financing and operating activities has been included in the line item, “Monetary gain”, and the effect of inflation on cash balances has been included in a separate line item after cash flows from investing activities.

	Six Month Periods Ended
	June 30,

	2004		2003

Operating activities:
Net loss under U.S. GAAP	Ps.	(98,371)	Ps.	(190,283)
Adjustments to reconcile net loss to net cash flow provided by operating activities:
Depreciation and amortization		119,338		196,520
Allowance for doubtful accounts		13,906		25,461
Monetary gain, net		(23,802)		(21,730)
Allowance of inventory obsolescence		(154)		13,361
Foreign currency exchange loss		26,543		27,816

		37,460		51,146
Changes in operating assets and liabilities:
Restricted cash Accounts receivable		(31,644)		(32,156)
Inventory		2,213		463
Prepaid expenses		(8,098)		(5,032)
Accrued expenses and other accounts payable		49,589		(1,588)

Cash flow provided by operating activities		49,520		12,832
Financing activities:
Proceeds from (payments on) debt and notes payable		(529)		2,526
Other		11		—

Cash flow provided by (used in) financing activities		(518)		2,526

Investing activities:
Acquisition of fixed assets		(44,809)		(93,645)
Increased in intangible assets and other assets		251		9,235

Cash flow used in investing activities		(44,558)		(102,880)

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

	Six Month Periods Ended
	June 30,

	2004		2003

Cash and cash equivalents:
Effect of inflation and exchange rate changes on cash and cash equivalents		(7,448)		(27,102)
Net (decrease) increase in cash and cash equivalents		(3,003)		(60,418)

Cash and cash equivalents at beginning of the year		42,415		122,289

Cash and cash equivalents at end of the year		39,412		61,871

Interest paid	Ps.	9,384	Ps.	9,308

Taxes paid	Ps.	5,608	Ps.	2,789

l. Accounting for stock based compensation -

      In accordance with APB 25, the Company recognizes compensation expense for its employee stock option plan using the intrinsic-value method of accounting. Under the terms of the intrinsic-value method, compensation cost is the excess, if any, of the market price of the stock at the grant date, or other measurement date, over the amount an employee must pay to acquire the stock.

      In accordance with SFAS 123, compensation expense for stock options given to non-employees and warrants was determined based on fair value using the Black Scholes valuation model.

      In 2003, the Company adopted Statement of Financial Accounting Standard No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

      The Company has elected to continue to account for its stock based compensation in accordance with the provision of APB 25 as interpreted by FIN 44.

      Mexican GAAP has no authoritative standard covering stock based compensation, however the treatment followed in the preparation of the Mexican GAAP financial statements is in compliance with the provisions of U.S. GAAP.

m. Condensed consolidating financial information -

      As mentioned in Note 12 to the audited annual financial statements, in March 2000 the Company issued U.S.$300 million of senior unsecured notes (“13 3/4 Series B Senior Notes”) as part of its financing program and in April and July 2002, the Company restructured the majority of the original $300 million in debt and issued additional senior, unsecured notes (“0/10% Senior Notes”). The 13 3/4 Series B Senior Notes and the 0/10% Senior Notes are joint and severally guaranteed on a senior subordinated, unsecured, full and unconditional basis, pursuant to a guarantee by the Company’s subsidiaries, Corporativo and MSA (“Guarantor Subsidiaries”). The subsidiaries guarantee is full and unconditional.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      The Company has not presented separate financial statement and other disclosures concerning the Guarantor Subsidiaries because management has determined that such information is not material to investors.

	Maxcom		Corporativo		Servicios		Elimination		Consolidated

Balance sheet as of June 30, 2004:
Cash and cash equivalents	Ps.	39,034	Ps.	375	Ps.	3	Ps.		Ps.	39,412
Accounts receivable — net		145,554		209		10,970		(2,290)		154,443
Inventory — net		16,692								16,692
Prepaid expenses		61,249		246		1,122				62,617
Frequency rights — net		94,461								94,461
Telephone network system and equipment — net		1,490,682								1,490,682
Preoperating expenses — net		160,666								160,666
Intangible assets — net		351,802								351,802
Other assets		25,703		167						25,870

Total assets	Ps.	2,385,843	Ps.	997	Ps.	12,095	Ps.	(2,290)	Ps.	2,396,645

Total liabilities	Ps.	2,288,289	Ps.	2,712	Ps.	15,974	Ps.	(7,885)	Ps.	2,299,090

Shareholders’ Equity:
Capital stock and additional paid-in-capital		1,782,617		83		57		(140)		1,782,617
Accumulated deficit		(1,685,062)		(1,798)		(3,936)		5,734		(1,685,062)

Total shareholders’ equity		97,555		(1,715)		(3,879)		5,594		97,555

Total liabilities and shareholders’ equity	Ps.	2,385,843	Ps.	997	Ps.	12,095	Ps.	(2,291)	Ps.	2,396,645

Total shareholders’ equity under Mexican GAAP	Ps.	97,555	Ps.	(1,715)	Ps.	(3,879)	Ps.	5,594	Ps.	97,555
Preoperating expenses		(339,425)								(339,425)
Amortization of preoperating expenses		175,542								175,542
Capitalization of interest		63,359								63,359
Amortization of capitalized interest		(14,305)								(14,305)
Installation revenues		(42,531)								(42,531)
Installation costs		(170,840)								(170,840)
Debt restructuring		(309,748)								(309,748)
Capitalization of internal compensation cost		(2,289)								(2,289)
Impairment loss		57,561								57,561

Total shareholders’ deficit under U.S. GAAP	Ps.	(485,121)	Ps.	(1,715)	Ps.	(3,879)	Ps.	5,594	Ps.	(485,121)

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated

Statements of Operations for the six month period ended June 30, 2004:
Revenues	Ps.	391,515	Ps.	13,765	Ps.	100,264	Ps.	(114,029)	Ps.	391,515
Operating costs and expenses		(477,802)		(13,199)		(99,403)		114,029		(476,375)
Integral (cost) income of financing		(15,045)		(96)		44				(15,097)
Other income (expenses)		393				6		(374)		25
Provisions for taxes		(6,325)		(422)		(585)				(7,332)
Impairment loss		(57,561)		—		—		—		(57,561)

Net (loss) income	Ps.	(164,825)	Ps.	48	Ps.	326	Ps.	(374)	Ps.	(164,825)

Net (loss) income for the period under Mexican GAAP	Ps.	(164,825)	Ps.	48	Ps.	326	Ps.	(374)	Ps.	(164,825)
Amortization of preoperating expenses		17,191								17,191
Capitalization of interest		(723)								(723)
Amortization of capitalized interest		1,317								1,317
Installation revenues		305								305
Installation costs		(24,153)								(24,153)
Debt restructuring		14,894								14,894
Capitalization of internal compensation cost		62								62
Impairment loss		57,561								57,561

Net (loss) income for the period under U.S. GAAP	Ps.	(98,371)	Ps.	48	Ps.	326	Ps.	(374)	Ps.	(98,371)

Statement of Changes in Financial Position for the period ended June 30, 2004:
Net (loss) income	Ps.	(164,825)	Ps.	48	Ps.	326	Ps.	(374)	Ps.	(164,825)
Impairment loss		57,561								57,561
Depreciation and amortization		167,707								167,707

Net change in working capital		60,443		48		326		(374)		60,443

Resources (used in) provided by operating activities		81,842		282		3				82,127

Financing activities:
Issuance of capital stock		11								11
Repurchase of debt		(987)								(987)
Proceeds from loans and notes payable		(4,082)								(4,082)

Resources used in financing activities		(5,058)								(5,058)

Investing activities:
Telephone network systems and equipment		(80,325)								(80,325)
Intangible assets		(2,495)								(2,495)
Other assets		2,743		3						2,746

Resources (used in) provided by investing activities		(80,077)		3						(80,074)

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated

Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		(3,293)		285		3				(3,005)
Beginning balances		42,327		90						42,417

Ending balances	Ps.	39,034	Ps.	375	Ps.	3	Ps.	—	Ps.	39,412

Balance sheet as of June 30, 2003:
Cash and cash equivalents and restricted cash	Ps.	53,421	Ps.	3,650	Ps.	4,800	Ps.		Ps.	61,871
Accounts receivable — net		124,355		240		13,706		(12,302)		126,000
Inventory — net		19,117								19,117
Prepaid expenses		39,910		905		1,735				42,550
Frequency rights — net		106,961								106,961
Telephone network system and equipment — net		1,601,856								1,601,856
Preoperating expenses — net		199,570								199,570
Intangible assets — net		427,120								427,120
Other assets		28,979		174						29,153

Total assets	Ps.	2,601,289	Ps.	4,969	Ps.	20,241	Ps.	(12,302)	Ps.	2,614,198

Total liabilities	Ps.	2,156,333	Ps.	6,780	Ps.	24,743	Ps.	(18,614)	Ps.	2,169,242

Shareholders’ Equity:
Capital stock and additional paid-in-capital		1,783,833		83		57		(140)		1,783,833
Accumulated deficit		(1,338,877)		(1,893)		(4,559)		6,452		(1,338,877)

Total shareholders’ equity		444,956		(1,810)		(4,502)		6,312		444,956

Total liabilities and shareholders’ equity	Ps.	2,601,289	Ps.	4,970	Ps.	20,241	Ps.	(12,302)	Ps.	2,614,198

Total shareholders’ equity under Mexican GAAP	Ps.	444,956	Ps.	(1,810)	Ps.	(4,502)	Ps.	6,312	Ps.	444,956
Preoperating expenses		(339,425)								(339,425)
Amortization of preoperating expenses		140,337								140,337
Capitalization of interest		64,085								64,085
Amortization of capitalized interest		(15,978)								(15,978)
Amortization of frequency rights		(10,893)								(10,893)
Installation revenues		(18,473)								(18,473)
Installation costs		(121,383)								(121,383)
Debt restructuring		(331,746)								(331,746)
Capitalized internal compensation cost		(2,415)								(2,415)

Total shareholders’ equity under U.S. GAAP	Ps.	(190,935)	Ps.	(1,810)	Ps.	(4,502)	Ps.	6,312	Ps.	(190,935)

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

	Maxcom		Corporativo		Servicios		Elimination		Consolidated

Statements of Operations for six-month period ended June 30, 2003:
Revenues	Ps.	365,693	Ps.	25,967	Ps.	104,573	Ps.	(130,540)	Ps.	365,693
Operating cost and expenses		(533,864)		(26,011)		(105,117)		132,005		(532,987)
Integral (cost) income of financing		(20,175)		27		135				(20,013)
Other income (expenses)		(8)		1		4		(550)		(553)
Provisions for taxes		(3,444)		(22)		(472)		—		(3,938)

Net (loss) income	Ps.	(191,798)	Ps.	(38)	Ps.	(877)	Ps.	915	Ps.	(191,798)

Net (loss) income for the six-month period ended June 30, 2003:
Mexican GAAP	Ps.	(191,798)	Ps.	(38)	Ps.	(877)	Ps.	915	Ps.	(191,798)
Preoperating expenses
Amortization of preoperating expenses		16,877								16,877
Capitalization of interest		(465)								(465)
Amortization of capitalized interest		580								580
Amortization of frequency rights		225								225
Installation revenues		(6,915)								(6,915)
Installation costs		(23,138)								(23,138)
Debt restructuring		14,291								14,291
Capitalized internal compensation cost		60								60

Net (loss) income for the year under U.S. GAAP	Ps.	(190,283)	Ps.	(38)	Ps.	(877)	Ps.	915	Ps.	(190,283)

Statement of Changes in Financial Position for the six-month period ended June 30, 2003:
Net (loss) income	Ps.	(191,798)	Ps.	(38)	Ps.	(877)	Ps.	915	Ps.	(191,798)
Depreciation and amortization		188,647								188,647

Net change in working capital		(3,151)		(38)		(877)		915		(3,151)

Resources (used in) provided by operating activities		(7,779)		(3,932)		(35)				(11,746)

Financing activities:
Issuance of capital stock		2,275								2,275
Proceeds from loans and notes payables		16,512								16,512

Resources used in financing activities		18,787								18,787

Investing activities:
Preoperating expenses
Telephone network systems and equipment		(58,226)								(58,226)
Intangible assets		(11,351)								(11,351)
Other assets		2,116		2						2,118

Resources (used in) provided by investing activities		(67,461)		(27)						(67,459)

MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

	Maxcom		Corporativo		Servicios		Elimination	Consolidated

Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		(56,453)		(3,930)		(35)			(60,418)
Beginning balances		109,874		7,580		4,835			122,289

Ending balances	Ps.	53,421	Ps.	3,650	Ps.	4,800	Ps.	Ps.	61,871

APPENDIX A — GLOSSARY OF TELECOMMUNICATIONS TERMS

ADSL	(Asymmetrical Digital Subscriber Line) ADSL is a physical-layer protocol that supports up to 8 Mbps bandwidth downstream and up to 1 Mbps upstream. The asymmetrical aspect of ADSL technology makes it ideal for Internet browsing, video on demand, and remote LAN access. Users of these applications typically download more information than they send. ADSL also allows simultaneous voice communication by transmitting data signals outside of the voice frequency range.

Band	A range of frequencies between two defined limits.

Bandwidth	The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

Capacity	Refers to the ability to transmit voice or data over telecommunications networks

Carrier	A licensed provider of telecommunications transmission services by fiber, wire or radio.

Centrex service	A business telephone service developed originally by Lucent Technologies which offers private branch exchange type features directly from the local telephone company central office, such as voicemail, call pick-up group, abbreviated dialing and multi-line hunting.

Churn	Refers to customer line attrition and is measured as the percentage of disconnects from service relative to the total subscriber base over a given period of time.

COFETEL	Comisión Federal de Telecomunicaciones, the Mexican Federal Telecommunications Commission.

Digital	Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/ switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

DSLAM	Digital Subscriber Line Access Multiplexer. A technology to concentrate traffic in ADSL implementations through time division multiplexing at the central office.

E1	A digital telephony format that carries data at the rate of 2.048 Mbps (DS-1 level). E-1 is the European and Latin American version of North American T-1, though T-1 is 1.544 Mbps.

Fiber optic technology	Fiber optic systems use laser-generated light to transmit voice, data and video in digital format through ultra-thin strands of glass. Fiber optic systems are characterized by large circuit capacity, good sound quality, resistance to external signal interference and direct interface to digital switching equipment and digital microwave systems. A pair of fiber optic strands using advanced transmission technologies is capable of carrying multiple 2.5 or 10 Gbps communication streams. Because optical signals disperse over distance, they must be regenerated/

amplified at sites located along the fiber optic cable. Fiber optic systems using earlier generation fiber require frequent intervals between regeneration/ amplifier sites. Greater distances between regeneration/ amplifier sites afforded by the use of advanced fiber generally translate into substantially lower installation and operating costs and fewer potential points of failure.

Fixed wireless local loop	A wireless local telephony service using the 3.4-3.7 GHz frequency band.

FTTH	Fiber-to-the-home, reference to an all fiber-optic public telephone network design, where broadband services are delivered to the customer premises/ network interface by fiber optic.

Gbps	Gigabits per second. A measurement of speed for digital signal transmission expressed in billions of bits per second (Gbps).

Gulf region	115 cities and towns in eleven states in eastern Mexico, which includes the cities of Puebla, Tampico, Veracruz, Reynosa, Cancún, Chetumal, Mérida, Ciudad del Carmen, Campeche, Coatzacoalcos and Tuxtla Gutiérrez, among others.

Hertz	The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz (abbreviated Hz) equals one cycle per second. KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz and GHz (gigahertz) stands for billions of hertz.

ISDN	Integrated Services Digital Network. ISDN is an international standard that provides end-to-end digital connectivity to support a wide range of voice, data and video services.

Kbps	Kilobits per second, a measurement of speed for digital signal transmission expressed in thousands of bits per second.

Lambdas	Lambdas are used as the symbol for wavelength in lightwave systems. Fiber optic systems may use multiple wavelengths of light, with each range of wavelengths appearing in a “window,” roughly corresponding to a color in the visible light spectrum.

LAN	Local area network, a private data communications network linking a variety of data devices, such as computer terminals, personal computer terminals, personal computers and microcomputers, all housed in a defined building, plant or geographic area.

Microwave technology	Although limited in capacity compared with fiber optic systems, digital microwave systems offer an effective and reliable means of transmitting lower volume and narrower bandwidths of voice, data and video signals over short and intermediate distances. Microwaves are very high frequency radio waves that can be reflected, focused and beamed in a line-of-sight transmission path. As a result of their electro-physical properties, microwaves can be used to transmit signals through the air, with relatively little power. To create a communications circuit, microwave signals are transmitted through a focusing antenna, received by an antenna at the next station in the network, then amplified and retransmitted. Because microwaves disperse as they travel through the air, this transmission process must be repeated at repeater stations, which consist of radio equipment, antennae and back-up power sources, located on average every 30 kilometers along the transmission route.

Mbps	MegaBits per second. A measurement of speed for digital signal transmission expressed in millions of bits per second (Mbps).

Multi-line hunting	A value-added service that allows for multiple calls to be received with a single telephone number.

PCS	Personal Communications Services. PCS has come to represent two things: first, a digital wireless communications service operating over the 1.9 GHz band; and second, more generically, a wireless communications service utilizing a digital network that offers typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding. Generic PCS suppliers promote this service on the ability of its features to be customized, or “bundled,” to the needs of the individual customers.

Point-to-multipoint microwave transmission	A transmission using microwave technology by which a single signal goes from one origination point to many destination points.

Point-to-point microwave transmission	A transmission using microwave technology by which a signal goes from one point to another, usually connected by some dedicated transmission line.

POTS	Plain Old Telephone Service. The basic service supplying standard single line telephones, telephone lines and access to the public switched network.

SCT	Secretaría de Comunicaciones y Transportes, the Mexican Communications and Transportation Ministry.

Switch	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

Teledensity	Teledensity is a measure of telephony service in a population. It is calculated by dividing the total subscriber base (number of lines in service) by the inhabitants and multiplying by 100. It is generally used as a comparative measure of network development. All teledensity figures are reported in subscribers per 100 inhabitants.

VPN	Virtual Private Network. A network design offering the appearance and functionality of a dedicated private network.

Web-hosting	A service performed by Internet service providers (also known as ISPs) and Internet access providers (also known as IAPs) consisting in the hosting of outside companies web pages to be displayed on the Internet.

xDSL	xDSL is a physical-layer protocol that supports bandwidth downstream and upstream.

APPENDIX B — AMENDED AND RESTATED INDENTURE

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

Issuer
CORPORATIVO EN TELECOMUNICACIONES, S.A. DE C.V.
MAXCOM SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.
MAXCOM USA, INC.
Guarantors
SENIOR NOTES DUE 2007

AMENDED AND RESTATED

INDENTURE
Dated as of [                    ], 2004

THE BANK OF NEW YORK

Trustee

CROSS-REFERENCE TABLE*

Trust Indenture
Act Section		Indenture Section

310(a)	(1)	7.10
	(a)(2)	7.10
	(a)(3)	7.12
	(a)(4)	N.A.
	(a)(5)	7.10
	(b)	7.10
	(c)	N.A.
311(a)		7.11
	(b)	7.11
	(c)	N.A.
312(a)		2.05
	(b)	12.03
	(c)	12.03
313(a)		7.06
	(b)(1)	N.A.
	(b)(2)	7.07
	(c)	7.06;12.02
	(d)	7.06
314(a)		4.03;12.02
	(b)	N.A.
	(c)(1)	12.04
	(c)(2)	12.04
	(c)(3)	N.A.
	(d)	N.A.
	(e)	12.05
	(f)	N.A.
315(a)		7.01
	(b)	7.05;12.02
	(c)	7.01
	(d)	7.01
	(e)	6.11
316(a)	(last sentence)	2.09
	(a)(1)(A)	6.05
	(a)(1)(B)	6.04
	(a)(2)	N.A.
	(b)	6.07
	(c)	2.12
317(a)(1)		6.08
	(a)(2)	6.09
	(b)	2.04
318(a)		12.01
	(b)	N.A.
	(c)	12.01

N.A. means not applicable.

*	This Cross-Reference Table is not part of the Indenture.

B-i

B-ii

B-iii

B-iv

Page

EXHIBITS
Exhibit A	FORM OF NOTE	B-A-1
Exhibit B	FORM OF SUBSIDIARY GUARANTEE	B-B-1
Exhibit C	FORM OF SUPPLEMENTAL INDENTURE	B-C-1

B-v

      AMENDED AND RESTATED INDENTURE, dated as of [                    ], 2004, among Maxcom Telecomunicaciones, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (the “Company”), Corporativo en Telecomunicaciones, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico, Maxcom Servicios Administrativos, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico, Maxcom USA, Inc., a Delaware corporation (together with Corporativo en Telecomunicaciones, S.A. de C.V., and Maxcom Servicios Administrativos, S.A. de C.V., the “Guarantors”), and The Bank of New York, a New York banking corporation, as Trustee (the “Trustee”), amending and restating that certain Indenture, dated as of April 29, 2002, among the Company, the Guarantors and the Trustee (as supplemented prior to the date hereof, the “Original Indenture”).

      WHEREAS, Section 9.02 of the Original Indenture provides that the Original Indenture may be amended and supplemented from time to time by the Company and the Trustee subject to the required consent of the Holders of the Senior Notes due 2007 (the “Notes”);

      WHEREAS, the Company undertook an exchange offer and consent solicitation (the “Exchange Offer”) pursuant to an exchange offer and consent solicitation offering circular dated September 8, 2004, as amended or supplemented from time to time, offering to exchange the Notes for different securities of the Company and requesting, among other things, that the holders of the Notes give their written consent to implement the amendments to the Original Indenture as set forth in this Indenture;

      WHEREAS, the Company has received through the Exchange Offer the valid consents of the Holders of at least a majority in aggregate principal amount outstanding of the Notes entitled to consent on the amendments to Original Indenture set forth in this Indenture;

      WHEREAS, all of the conditions and requirements necessary to make this Indenture a valid, binding and legal instrument in accordance with the terms of the Original Indenture have been performed and fulfilled and the execution and delivery hereof have been duly authorized in all respects; and

      WHEREAS, the Trustee is authorized to execute this Indenture pursuant to Section 9.01;

      NOW, THEREFORE, in consideration of the above premises and other good and valuable consideration, the sufficiency of which is acknowledged, the Company, the Guarantors and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the Notes:

ARTICLE 1

DEFINITIONS AND INCORPORATION

BY REFERENCE

      SECTION 1.01     Definitions.

      “Additional Assets” means any:

(1) property, plant, equipment, concessions, licenses, permits and leases used in a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clauses (2) or (3) above is primarily engaged in a Related Business.

      “Adjusted Net Assets” of a Guarantor at any date shall mean the amount by which the fair value of the property and other assets of such Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), but excluding liabilities under the Subsidiary Guarantee of such Guarantor.

      “Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with, such specified Person.

      For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of Sections 4.07, 4.10 and 4.11 hereof only, “Affiliate” shall also mean any beneficial owner of Capital Stock representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

      “Agent” means any Registrar, Paying Agent or co-registrar.

      “Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in the Global Note, the rules and procedures of the Depositary that apply to such transfer or exchange.

      “Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”) (other than any Exit Transaction which complies with Section 5.01), of:

(1) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

(2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary other than, in the case of clauses (1), (2) and (3)

(A) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary;

(B) for purposes of Section 4.10 hereof only, any disposition (i) that constitutes a Restricted Payment permitted by Section 4.07 hereof, (ii) of cash or (iii) of Temporary Cash Investments;

(C) a disposition of assets with a fair market value of less than U.S.$100,000;

(D) exchange of telecommunications assets where the Fair Market Value of the telecommunications assets received is at least equal to the Fair Market Value of the telecommunications assets disposed of or if less, the difference is received in cash, and such cash is Net Available Cash;

(E) dispositions of obsolete, worn-out, damaged or otherwise unsuitable or unnecessary equipment or other obsolete assets in the ordinary course of business;

(F) dispositions of capacity and rights of use in the Company’s network in the ordinary course of business; and

(G) the disposition, sale, conveyance or other transfer of assets of the Company and its Restricted Subsidiaries (including, without limitation, accounts receivable and related assets customarily transferred in an asset securitization transaction involving accounts receivable) to a Qualified Subsidiary or by a Qualified Subsidiary, in connection with a Qualified Securitization Transaction.

      “Attributable Debt” in respect of a Sale/ Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/ Leaseback Transaction (including any period for which such lease has been extended).

      “Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1) the sum of the products of numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2) the sum of all such payments.

      “Bankruptcy Law” means Title 11, U.S. Code or any similar federal or state law for the relief of debtors or the administration or liquidation of debtors’ estates for the benefit of their creditors, and the Ley de Concursos Mercantiles, or any similar federal or state law for the relief of debtors or the administration or liquidation of debtors’ estates for the benefit of their creditors.

      “Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

      “Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required by law to close in Mexico or New York City.

      “Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

      “Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

      “Code” means the Internal Revenue Code of 1986, as amended.

      “Company” means Maxcom Telecomunicaciones, S.A. de C.V., and any and all successors thereto.

      “Consolidated Cash Flow” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) all income and asset tax expense of the Company and its consolidated Restricted Subsidiaries;

(2) Consolidated Interest Expense;

(3) depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to an item that was prepaid in cash in a prior period, other than the Company’s preoperating expenses that were capitalized in accordance with GAAP); and

(4) all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period);

in each case for such period; minus the sum of the following to the extent it increases Consolidated Net Income:

(1) interest income; and

(2) all non-cash items of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash item to the extent that it results in the receipt of cash payments in any future period).

      Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of a Restricted Subsidiary shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

      “Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent Incurred by the Company or its Restricted Subsidiaries, without duplication:

(1) interest expense attributable to capital leases and the interest expense attributable to leases constituting part of a Sale/ Leaseback Transaction;

(2) amortization of debt discount and debt issuance cost;

(3) capitalized interest;

(4) non-cash interest expenses;

(5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6) net payments pursuant to Hedging Obligations;

(7) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Preferred Stock of such Person or any of its Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Subsidiary of the Company or any liquidation preference amounts accruing or accreting under the terms of the New Preferred Shares, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP;

(8) interest incurred in connection with Investments in discontinued operations;

(9) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary; and

(10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

      “Consolidated Leverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries as of such date of determination to (y) Consolidated Cash Flow for the most recent fiscal quarter ending at least 45 days prior to such date of determination (the “Reference Period”) multiplied by four, provided, however, that:

(1) if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio is an Incurrence of Indebtedness, the amount of such Indebtedness shall be calculated after giving effect on a pro forma basis to such Indebtedness;

(2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness that was outstanding as of the end of the Reference Period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Leverage Ratio (other than, in each case, Indebtedness Incurred under any revolving credit agreement), the aggregate amount of Indebtedness shall be calculated after giving effect on a pro forma basis to the repayment, repurchase, defeasance or discharge of Indebtedness and Consolidated Cash Flow shall be calculated as if the Company or such Restricted Subsidiary had not earned the interest income, if any, actually earned during the Reference Period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3) if since the beginning of the Reference Period the Company or any Restricted Subsidiary shall have made any Asset Disposition, the Consolidated Cash Flow for the Reference Period shall be reduced by an amount equal to the Consolidated Cash Flow (if positive) directly attributable to the assets which are the subject of such Asset Disposition for the Reference Period or increased by an amount equal to the Consolidated Cash Flow (if negative) directly attributable thereto for the Reference Period;

(4) if since the beginning of the Reference Period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets which constitutes all or substantially all of an operating unit of a business, Consolidated Cash Flow for the Reference Period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of the Reference Period; and

(5) if since the beginning of the Reference Period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such Reference Period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during the Reference Period, Consolidated Cash Flow for the Reference Period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of the Reference Period.

      “Consolidated Net Income” means, for any period, the net income of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(1) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(A) subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(B) the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

(2) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

(3) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(A) subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B) the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4) any gain (but not loss) realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(5) extraordinary gains or losses; and

(6) the cumulative effect of a change in accounting principles.

      “Consolidated Net Worth” means the total of the amounts shown on the balance sheet of the Company and its consolidated Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as the sum of:

(1) the par or stated value of all outstanding Capital Stock of the Company plus

(2) paid-in capital or capital surplus relating to such Capital Stock plus

(3) any retained earnings or earned surplus

less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

      “Corporate Trust Office of the Trustee” means the principal office of the Trustee at which at any time its corporate trust business shall be administered, which office as of the date hereof is located at 101 Barclay Street, Floor 21W, New York, New York 10286, Attention: Corporate Trust Administration, or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office of any successor Trustee (or such other address as a successor Trustee may designate from time to time by notice to the Holders and the Company).

      “Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement designed to protect such Person against fluctuations in currency values.

      “Custodian” means the Trustee, as custodian with respect to the Notes in global form, or any successor entity thereto.

      “Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

      “Definitive Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.06 hereof, substantially in the form of Exhibit A hereto except that such Note shall not bear the Global Note Legend and shall not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto.

      “Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 hereof as the Depositary with respect to the Notes, and any and all successors thereto appointed as depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

      “Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that the New Preferred Shares shall not be deemed Disqualified Stock; and provided further that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if:

(1) the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under Sections 4.10, 4.15 and 5.01(a) hereof; and

(2) any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      “Exchange Act” means the Securities Exchange Act of 1934, as amended.

      “Fair Market Value” means, with respect to any asset or property (including Capital Stock), the price that could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Company acting in good faith and shall be evidenced by a resolution of the Board of Directors of the Company delivered to the Trustee.

      “Fixed Charge Coverage Ratio” as of any date of determination means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow to Consolidated Interest Expense of such Person for the most recent fiscal quarter ending at least 45 days prior to the date of determination. In the event that the specified Person or any of its Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable reference period.

      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (2) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(3) the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the specified Person or any of its Subsidiaries following the Calculation Date.

      “GAAP” means generally accepted accounting principles in Mexico, as amended from time to time.

      “Global Note” means a permanent global note substantially in the form of Exhibit A attached hereto that bears the Global Note Legend and that has the “Schedule of Exchanges of Interests in the Global Note” attached thereto, and that is deposited with or on behalf of and registered in the name of the Depositary, representing the Notes.

      “Global Note Legend” means the legend set forth in Section 2.06(f)(i), which is required to be placed on all Global Notes issued under this Indenture.

      “Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

      “Guarantors” means each of:

(1) Corporativo en Telecomunicaciones, S.A. de C.V.;

(2) Maxcom Servicios Administrativos, S.A. de C.V.;

(3) Maxcom USA, Inc.; and

(4) any other subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of this Indenture;

and their respective successors and assigns.

      “Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

      “Holder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

      “Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall be deemed the Incurrence of Indebtedness.

      “Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/ Leaseback Transactions entered into by such Person;

(3) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with this Indenture (but excluding, in each case, any accrued dividends);

(6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

(8) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

      The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

      “Indenture” means this Indenture, as amended or supplemented from time to time.

      “Indirect Participant” means a Person who holds a beneficial interest in the Global Note through a Participant.

      “Interest Rate Agreement” means in respect of a Person any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect such Person against fluctuations in interest rates.

      “Investment” in any Person means any direct or indirect advance (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender), loan or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person.

      For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and Section 4.07 hereof:

(1) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

      “Issue Date” means the date on which the Notes are originally issued.

      “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

      “N-2 Shares” means any of the Series N-2 Convertible Preferred Shares of the Company together with any ordinary participation certificates (certificados participacion ordinarios) through which such securities may be held from time to time.

      “Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a Note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form), in each case net of:

(1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition; and

(4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

      “Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

      “New Preferred Shares” means the Series A-1 Convertible Preferred Shares, Series B-1 Convertible Preferred Shares, Series N-1 Convertible Preferred Shares and N-2 Shares of the Company, in each case with such rights and designations set forth in the by-laws (estatutos) of the Company in effect on the Issue Date.

      “Notes” has the meaning assigned to it in the preamble to this Indenture.

      “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

      “Offering Circular” means the offering circular, dated March 14, 2002, as supplemented and amended from time to time prior to the Issue Date, pursuant to which, among other things, the Company offered the Notes.

      “Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person.

      “Officers’ Certificate” means a certificate signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements of Section 12.04(a) hereof.

      “Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee, that meets the requirements of Section 12.04(b) hereof. The counsel may be an employee of or counsel to the Company, any Subsidiary of the Company or the Trustee.

      “Participant” means, with respect to the Depositary, a Person who has an account with the Depositary.

      “Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3) cash and Temporary Cash Investments;

(4) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

(7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(8) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to Section 4.10 hereof;

(9) any Hedging Obligations permitted to be Incurred under Section 4.09 hereof;

(10) other Investments in an aggregate amount not to exceed U.S.$25.0 million at any one time outstanding thereafter, so long as in each case such Investments are made in a Telecommunications Business; and

(11) a Qualified Subsidiary or any Investment by a Qualified Subsidiary in any other person, in each case, in connection with a Qualified Securitization Transaction, provided, that the Investment in any person is in the form of a Purchase Money Note, an equity interest, a beneficial interest in a Mexican security administration trust or an interest in assets of the Company or a Restricted Subsidiary (including, without limitation, accounts receivable or contracts receivable generated by the Company or a Restricted Subsidiary) and transferred to any person in connection with a Qualified Securitization Transaction or any person owning those assets.

      “Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(3) Liens for taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings;

(4) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(5) survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be

Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(7) Liens to secure Indebtedness permitted under the provisions described in clause (b) (1) of Section 4.09 hereof;

(8) Liens existing on the Issue Date;

(9) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(10) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(11) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a wholly-owned Subsidiary of such Person;

(12) Liens securing Hedging Obligations so long as such Hedging Obligations relate to Indebtedness that is, and is permitted to be under this Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(13) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (6), (8), (9), (10), (14) or (15); provided, however, that:

(A) such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (8), (9), (10), (14) or (15) at the time the original Lien became a Permitted Lien and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(14) Liens Incurred in connection with Capital Lease Obligations permitted under this Indenture; provided that such Liens do not extend or cover any property other than the property that is the subject of the Capital Lease Obligation;

(15) Liens Incurred to secure Indebtedness permitted under the provisions described in clause (b)(16) under Section 4.09 hereof; provided that such Liens are limited to the assets or Capital Stock so acquired;

(16) Liens in favor of the Company or any Restricted Subsidiary;

(17) Liens securing assets (including, without limitation, accounts receivable and related assets) sold, conveyed or otherwise transferred in connection with a Qualified Securitization Transaction; and

(18) Liens (other than any Lien Incurred in reliance upon clauses (1) through (17) of this definition) with respect to obligations of the Company or any Restricted Subsidiary that do not exceed U.S.$60.0 million in the aggregate at any one time outstanding.

Notwithstanding the foregoing, “Permitted Liens” will not include any Lien described in clauses (6), (9) or (10) above to the extent such Lien applies to any Additional Assets acquired directly or indirectly from Net Available Cash pursuant to Section 4.10 hereof. For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

      “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

      “Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

      “Principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note, which is due or overdue or is to become due at the relevant time.

      “Purchase Money Note” means a promissory note evidencing a line of credit, or evidencing other Indebtedness owed to the Company or any Restricted Subsidiary in connection with a Qualified Securitization Transaction, which note shall be repaid from cash available to the maker of such note, other than amounts required to be established as reserves, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of new assets (including, without limitation, the purchase of newly generated accounts receivable).

      “Put Offer Event” means (i) any proposed liquidation preference payment to be made with respect to New Preferred Shares by the Company pursuant to Section 4.07(b)(6)(B) herein and (ii) any transaction in which the Company elects to satisfy the conditions set forth in clause (i) of Section 5.1(a).

      “Qualified Securitization Transaction” means any transaction or series of transactions that may be entered into by the Company or any Restricted Subsidiary pursuant to which the Company or any Restricted Subsidiary may sell, convey or otherwise transfer to (a) a Qualified Subsidiary (in the case of a transfer by the Company or any Restricted Subsidiary) and (b) any other person (in the case of a transfer by a Qualified Subsidiary), or may grant a security interest in, any asset (whether now existing or arising in the future) of the Company or any Restricted Subsidiary, including without limitation, accounts receivable (whether now existing or arising in the future) of the Company or any Restricted Subsidiary and any asset related thereto, including, without limitation, all collateral securing the accounts receivable, all contracts and all guarantees or rights and other obligations in respect of the accounts receivable, proceeds of the accounts receivable and other assets which are customarily transferred, or in respect of which security interests are customarily granted, in connection with asset securitization transactions involving such asset or assets. For purposes of clarification, a Qualified Securitization Transaction includes, without limitation, any transaction or series of transactions intended to qualify with the “true sale” requirements of applicable Mexican law.

      “Qualified Subsidiary” means a Subsidiary of the Company (or a security administration trust organized under Mexican law of which the Company or a Restricted Subsidiary is a beneficiary) which engages in no activities other than in connection with Qualified Securitization Transaction and related activities, including, without limitation, the purchase or financing of accounts receivables, and which is designated by the Board of Directors of the Company (as provided below) as a Qualified Subsidiary with which neither the Company nor any other Restricted Subsidiary has any material contract, agreement, arrangement or understanding (except in connection with a Purchase Money Note or Qualified Securitization Transaction and other agreements ancillary thereto) other than on terms no less favorable to the Company or such other Restricted Subsidiary than those that might be obtained at the time from persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing assets, including billing, collecting, monitoring and other servicing of accounts receivable. Any designation of a Subsidiary of the Company as a Qualified Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution of the Board of Directors of the Company giving effect to such designation and an Officers Certificate certifying that the designation complied with the preceding conditions and was permitted by the Indenture.

      “Recapitalization” means the transactions with respect to changes to the capital structure of the Company and governance rights of the holders of Capital Stock of the Company as set forth in the Offering Circular, including the issuance of the New Preferred Shares and the designation and election or appointment of directors to the Board of Directors.

      “Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

      “Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with this Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced; and

(3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

      “Related Business” means any business in which the Company was engaged on the Issue Date and any other business related, ancillary or complementary to any business of the Company in which the Company was engaged on the Issue Date.

      “Responsible Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

      “Restricted Payment” with respect to any Person means:

(1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to the Company or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified

Stock), other than the purchase, redemption or other acquisition or retirement for value of any New Preferred Shares (i) if the Company makes a Put Offer pursuant to Section 4.15 within 60 days prior to the purchase, redemption or other acquisition or retirement for value of such New Preferred Shares or (ii) for Capital Stock in any Person (or any Affiliate thereof) that (A) acquires or holds a majority of the Capital Stock of the Company (whether by merger, consolidation, share purchase or otherwise) or (B) acquires all or substantially all of the assets of the Company in a transaction in which the Company elects to satisfy the conditions set forth in clause (ii) of Section 5.1(a);

(3) the payment of principal or interest in cash prior to the scheduled maturity or interest payment date of any Subordinated Obligations of such Person or the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of such Person (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition); or

(4) the making of any Investment (other than a Permitted Investment) in any Person.

      “Restricted Subsidiary” means any Subsidiary of the Company that is not (i) an Unrestricted Subsidiary or (ii) a Qualified Subsidiary.

      “Sale/ Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

      “Securities Act” means the Securities Act of 1933, as amended.

      “SEC” means the Securities and Exchange Commission.

      “Senior Indebtedness” means:

(1) Indebtedness of the Company, whether outstanding on the Issue Date or thereafter Incurred; and

(2) accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company to the extent post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of the Company for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Company is responsible or liable unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate in right of payment to the Notes; provided, however, that Senior Indebtedness shall not include:

(3) any obligation of the Company to any Subsidiary;

(4) any liability for Federal, state, local or other taxes owed or owing by the Company;

(5) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(6) any Indebtedness of the Company (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of the Company; or

(7) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of this Indenture.

      “Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

      “Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

      “Subordinated Obligation” means any Indebtedness of the Company or a Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes or Subsidiary Guarantee, as applicable, pursuant to a written agreement to that effect.

      “Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1) such Person;

(2) such Person and one or more Subsidiaries of such Person; or

(3) one or more Subsidiaries of such Person.

      “Subsidiary Guarantee” means the Guarantee by each Guarantor of the Company’s payment obligations under this Indenture and on the Notes, executed pursuant to the provisions of this Indenture.

      “Telecommunications Business” means the business of (1) transmitting or providing services relating to the transmission of voice, video or data through owned or leased terrestrial transmission facilities, (2) constructing, installing, maintaining, creating, developing or marketing communications-related network infrastructure, components, equipment, software and other devices for use in a telecommunications business and related or incidental thereto, (3) billing, monitoring, collecting and other servicing of assets related to any business identified in clause (1) or (2) above, including, without limitation, billing, collecting and other servicing of accounts receivable and (4) any other business reasonably related, ancillary or complimentary to those identified in clause (1), (2) or (3) above.

      “Temporary Cash Investments” means any of the following:

(1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of U.S.$50,000,000 (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s Investors Service, Inc. or “A-l” (or higher) according to Standard and Poor’s Ratings Group;

(5) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America,

or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s Ratings Group or “A” by Moody’s Investors Service, Inc.;

(6) Certificados de la Tesorería de la Federación (Cetes) or Bonos de Desarrollo del Gobierno Federal (Bondes) issued by the Mexican government and maturing not more than 180 days after the acquisition thereof; and

(7) certificates of deposit, bank promissory notes and bankers’ acceptances denominated in Pesos, maturing not more than 180 days after the acquisition thereof and issued or Guaranteed by any one of the five largest banks (based on assets as of the immediately preceding December 31) organized under the laws of Mexico and which are not under intervention or controlled by the Instituto para la Protección al Ahorro Bancario, or any successor thereto.

      “TIA” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the date on which this Indenture is qualified under the TIA.

      “Trustee” means the party named as such above until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

      “Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

      The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of U.S.$1.00 or less or (B) if such Subsidiary has assets greater than U.S.$1.00, such designation would be permitted under Section 4.07 hereof.

      The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur U.S.$1.00 of additional Indebtedness under paragraph (a) of Section 4.09 hereof and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

      “U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

      “Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof, including without limitation, shares of capital stock with limited voting rights (acciones con carácter de inversion neutra) such as the Company’s Series N2 Shares deposited in one or more trusts which will issue ordinary participation certificates or CPOs.

      “Warrant Agreement” means that certain warrant agreement, dated March 17, 2000, between the Company and The Bank of New York, as warrant agent thereunder.

      “Warrant Shares” means shares of Capital Stock of the Company issued or issuable upon the exercise of the Warrants.

      “Warrants” means any of the warrants issued by the Company pursuant to the Warrant Agreement.

      “Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or one or more Wholly Owned Subsidiaries.

      SECTION 1.02     Other Definitions.

Defined in
Term	Section

“Additional Amounts”	4.19
“Affiliate Transaction”	4.11
“Asset Sale Offer”	3.09
“Authentication Order”	2.02
“Covenant Defeasance”	8.03
“DTC”	2.03
“Event of Default”	6.01
“Excess Proceeds”	4.10
“Excessive Additional Amounts”	3.07
“Exchange Offer”	Preamble
“Exit Transaction”	5.01(a)
“Excluded Taxes”	4.20
“Legal Defeasance”	8.02
“Offer Period”	3.09
“Original Indenture”	Preamble
“Paying Agent”	2.03
“Permitted Debt”	4.09
“Purchase Date”	3.09
“Put Offer”	4.15
“Put Offer Period”	4.15
“Put Payment”	4.15
“Put Payment Date”	4.15
“Put Purchase Price”	4.15
“Registrar”	2.03
“Successor Company”	5.01
“Successor Jurisdiction”	4.19
“Taxes”	4.19

      SECTION 1.03     Incorporation by Reference of Trust Indenture Act.

      Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

      The following TIA terms used in this Indenture have the following meanings:

“indenture securities” means the Notes;

“indenture security Holder” means a Holder of a Note;

“indenture to be qualified” means this Indenture;

“indenture trustee” or “institutional trustee” means the Trustee; and

“obligor” on the Notes and the Subsidiary Guarantees means the Company and the Guarantors, respectively, and any successor obligor upon the Notes and the Subsidiary Guarantees, respectively.

      All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule under the TIA have the meanings so assigned to them.

      SECTION 1.04     Rules of Construction.

      Unless the context otherwise requires:

      (a) a term has the meaning assigned to it;

      (b) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

      (c) “or” is not exclusive;

      (d) “including” means including, without limitation;

      (e) words in the singular include the plural, and words in the plural include the singular;

      (f) provisions apply to successive events and transactions; and

      (g) references to sections of or rules under the Securities Act shall be deemed to include substitute, replacement of successor sections or rules adopted by the SEC from time to time.

ARTICLE 2

THE NOTES

      SECTION 2.01     Form and Dating.

      (a) General. The Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note shall be dated the date of its authentication. The Notes shall be in denominations of U.S.$1.00 and integral multiples thereof.

      The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture and the Company, each Guarantor and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

      (b) Global Note. Notes issued in global form shall be substantially in the form of Exhibit A attached hereto (including the Global Note Legend thereon and the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Notes issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Note Legend thereon and without the “Schedule of Exchanges of Interests in the Global Note” attached thereto). The Global Note shall represent such of the outstanding Notes as shall be specified therein and each shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of the Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 hereof.

      SECTION 2.02     Execution and Authentication.

      One Officer shall sign the Notes for the Company by manual or facsimile signature.

      If the Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

      Each Note shall be dated the date of its authentication.

      A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

      The Trustee shall, upon a written order of the Company signed by one Officer (an “Authentication Order”), authenticate Notes for original issue up to the aggregate principal amount stated in paragraph 4 of the Notes. The aggregate principal amount of Notes outstanding at any time may not exceed such amount except as provided in Section 2.07 hereof.

      The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

      SECTION 2.03     Registrar and Paying Agent.

      The Company shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange (“Registrar”) and an office or agency where Notes may be presented for payment (“Paying Agent”). The Registrar shall keep a register of the Notes and of their transfer and exchange. The Company may appoint one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional paying agent. The Company may change any Paying Agent or Registrar without notice to any Holder. The Company shall notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Company or any of its Subsidiaries may act as Paying Agent or Registrar.

      The Company initially appoints The Depository Trust Company (“DTC”) to act as Depositary with respect to the Global Note.

      The Company initially appoints the Trustee at its Corporate Trust Office to act as the Registrar and Paying Agent and to act as Custodian with respect to the Global Note.

      SECTION 2.04     Paying Agent to Hold Money in Trust.

      The Company shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal, premium, if any, or interest on the Notes, and will notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Company or a Subsidiary) shall have no further liability for the money. If the Company or a Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Company, the Trustee shall serve as Paying Agent for the Notes.

      SECTION 2.05     Holder Lists.

      The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders and shall otherwise comply with TIA § 312(a). If the Trustee is not the Registrar, the Company shall furnish, or cause the Registrar to furnish, to the Trustee at least seven Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders of Notes and the Company shall otherwise comply with TIA § 312(a).

      SECTION 2.06     Transfer and Exchange.

      (a) Transfer and Exchange of Global Note. The Global Note may not be transferred as a whole except by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. The Global Note will be exchanged by the Company for Definitive Notes if (i) the Company delivers to the Trustee notice from the Depositary that it is unwilling or unable to continue to act as Depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Company within 120 days after the date of such notice from the Depositary or (ii) the Company in its sole discretion determines that the Global Note (in whole but not in part) should be exchanged for Definitive Notes and delivers a written notice to such effect to the Trustee. Upon the occurrence of either of the preceding events in (i) or (ii) above, Definitive Notes shall be issued in such names as the Depositary shall instruct the Trustee. The Global Note also may be exchanged or replaced, in whole or in part, as provided in Sections 2.07 and 2.10 hereof. Every Note authenticated and delivered in exchange for, or in lieu of, the Global Note or any portion thereof, pursuant to this Section 2.06 or Section 2.07 or 2.10 hereof, shall be authenticated and delivered in the form of, and shall be, the Global Note. The Global Note may not be exchanged for another Note other than as provided in this Section 2.06(a); however, beneficial interests in the Global Note may be transferred and exchanged as provided in Section 2.06(b) or (c) hereof.

      (b) Transfer and Exchange of Beneficial Interests in the Global Note. The transfer and exchange of beneficial interests in the Global Note shall be effected through the Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Transfers of beneficial interests in the Global Note also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(i) Transfer of Beneficial Interests in the Global Note. Beneficial interests in the Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.06(b)(i).

(ii) All Other Transfers and Exchanges of Beneficial Interests in the Global Note. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.06(b)(i) above, the transferor of such beneficial interest must deliver to the Registrar (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in (1) above. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in the Global Note contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the Global Note pursuant to Section 2.06(g) hereof.

      (c) Transfer or Exchange of Beneficial Interests in the Global Note for Definitive Notes.

      If any holder of a beneficial interest in the Global Note proposes to exchange such beneficial interest for a Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note, then, upon satisfaction of the conditions set forth in Section 2.06(b)(ii) hereof, the Trustee shall cause the aggregate principal amount of the Global Note to be reduced accordingly pursuant to Section 2.06(g) hereof, and the Company shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered.

      (d) Transfer and Exchange of Definitive Notes for Beneficial Interests in the Global Note.

      A Holder of a Definitive Note may exchange such Note for a beneficial interest in the Global Note or transfer such Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in the Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Definitive Note and increase or cause to be increased the aggregate principal amount of the Global Note.

      (e) Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section 2.06(e), the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.06(e). Upon receipt of a request to register such a transfer, the Registrar shall register the Definitive Notes pursuant to the instructions from the Holder thereof.

      (f) Legends. The following legends shall appear on the face of the Global Note and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.

(i) Global Note Legend. The Global Note shall bear a legend in substantially the following form:

“THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.07 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.”

(ii) Original Issue Discount Legend. Each Note shall bear a legend in substantially the following form:

“THIS SECURITY WAS ISSUED WITH ORIGINAL ISSUE DISCOUNT UNDER SECTION 1273 OF THE INTERNAL REVENUE CODE. YOU MAY CONTACT THE CHIEF FINANCIAL OFFICER OF MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AT GUILLERMO GONZÁLEZ CAMARENA #2000, COL. CENTRO DE CIUDAD SANTA FE, 01210 MEXICO D.F., TELEPHONE NUMBER: 011-525-5147-1125, WHO WILL PROVIDE YOU WITH ANY REQUIRED INFORMATION REGARDING THE ORIGINAL ISSUE DISCOUNT.”

      (g) Cancellation and/or Adjustment of the Global Note. At such time as all beneficial interests in the Global Note have been exchanged for Definitive Notes or the Global Note has been redeemed, repurchased or canceled in whole and not in part, the Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any beneficial interest in the Global Note is exchanged for or transferred to a Person who will take delivery thereof for Definitive Notes, the principal amount of Notes represented by the Global Note shall be reduced accordingly and an endorsement shall be made on the Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction.

      (h) General Provisions Relating to Transfers and Exchanges.

(i) To permit registrations of transfers and exchanges, the Company shall execute and the Trustee shall authenticate the Global Note and Definitive Notes upon the Company’s order.

(ii) No service charge shall be made to a holder of a beneficial interest in the Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10, 3.06, 3.09, 4.10, 4.15, 5.01(a)(i) and 9.05 hereof).

(iii) The Registrar shall not be required to register the transfer of or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(iv) The Global Note and Definitive Notes issued upon any registration of transfer or exchange of another Global Note or Definitive Notes shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Note or Definitive Notes surrendered upon such registration of transfer or exchange.

(v) The Company shall not be required (A) to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 3.02 hereof and ending at the close of business on the day of selection, (B) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part or (C) to register the transfer of or to exchange a Note between a record date and the next succeeding Interest Payment Date.

(vi) Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Company shall be affected by notice to the contrary.

(vii) The Trustee shall authenticate the Global Note and Definitive Notes in accordance with the provisions of Section 2.02 hereof.

(viii) All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile.

(ix) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among beneficial owners of interests in the Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

      SECTION 2.07     Replacement Notes.

      If any mutilated Note is surrendered to the Trustee or the Company and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Company shall issue and the Trustee, upon receipt of an Authentication Order, shall authenticate a replacement Note if the Trustee’s requirements are met. If required by the Trustee or the Company, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Company to protect the Company, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Company may charge for its expenses in replacing a Note. In the event any such mutilated, lost, destroyed or wrongfully taken Note has become due and payable, the Company in its discretion may pay such Note instead of issuing a new Note in replacement thereof. If after the delivery of such new Note, a bona fide purchaser of the original Note in lieu of which such new Note was issued presents for payment such original Note, the Company and the Trustee shall be entitled to recover such new Note from the person to whom it was delivered or any transferee thereof, except a bona fide purchaser, and shall be entitled to recover upon the security or indemnity provided therefor to the extent of any loss, damage, cost or expense incurred by the Company or the Trustee in connection therewith.

      Every replacement Note is an additional obligation of the Company and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

      SECTION 2.08     Outstanding Notes.

      The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in the Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section as not outstanding. Except as set forth in Section 2.09 hereof, a Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note.

      If the principal amount of any Note is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.

      If the Paying Agent (other than the Company, a Subsidiary or an Affiliate of any thereof) holds, on a redemption date or maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes shall be deemed to be no longer outstanding and shall cease to accrue interest.

      SECTION 2.09     Treasury Notes.

      In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company, shall be considered as though not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes that the Trustee knows are so owned shall be so disregarded.

      SECTION 2.10     Temporary Notes.

      Until certificates representing Notes are ready for delivery, the Company may prepare and the Trustee, upon receipt of an Authentication Order, shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of certificated Notes but may have variations that the Company considers appropriate for temporary Notes and as shall be reasonably acceptable to the Trustee. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate definitive Notes in exchange for temporary Notes.

      Holders of temporary Notes shall be entitled to all of the benefits of this Indenture.

      SECTION 2.11     Cancellation.

      The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall dispose of such Notes in accordance with its retention and disposal policy (subject to the record retention requirement of the Exchange Act). The Company may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation. The Trustee shall provide the Company with a list of all Notes that have been cancelled.

      SECTION 2.12     Defaulted Interest.

      If the Company defaults in a payment of interest on the Notes, it shall pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01 hereof. The Company shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Company shall fix or cause to be fixed each such special record date and payment date, provided that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Company (or, upon the written request of the Company, the Trustee in the name and at the expense of the Company) shall mail or cause to be mailed to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

ARTICLE 3

REDEMPTION AND PREPAYMENT

      SECTION 3.01     Notices to Trustee.

      If the Company elects to redeem Notes pursuant to the optional redemption provisions of Section 3.07 hereof, it shall furnish to the Trustee, at least 45 days but not more than 60 days before a redemption date, an Officers’ Certificate setting forth (i) the clause of this Indenture pursuant to which the redemption shall occur, (ii) the redemption date, (iii) the principal amount of Notes to be redeemed and (iv) the redemption price.

      SECTION 3.02     Selection of Notes to Be Redeemed.

      If less than all of the Notes are to be redeemed or purchased in an offer to purchase at any time, the Trustee shall select the Notes to be redeemed or purchased among the Holders of the Notes in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not so listed, on a pro rata basis, by lot or in accordance with any other method the Trustee considers fair and appropriate. In the event of partial redemption by lot, the particular Notes to be redeemed shall be selected, unless otherwise provided herein, not less than 45 nor more than 60 days prior to the redemption date by the Trustee from the outstanding Notes not previously called for redemption.

      The Trustee shall promptly notify the Company in writing of the Notes selected for redemption and, in the case of any Note selected for partial redemption, the principal amount thereof to be redeemed. Notes and portions of Notes selected shall be in amounts of U.S.$1.00 or whole multiples of U.S.$1.00; except that if all of the Notes of a Holder are to be redeemed, the entire outstanding amount of Notes held by such Holder, even if not a multiple of U.S.$1.00, shall be redeemed. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.

      SECTION 3.03     Notice of Redemption.

      Subject to the provisions of Section 3.09 hereof, at least 30 days but not more than 60 days before a redemption date, the Company shall mail or cause to be mailed, by first class mail, a notice of redemption to each Holder whose Notes are to be redeemed at its registered address.

      The notice shall identify the Notes to be redeemed (including the CUSIP number) and shall state:

      (a) the redemption date;

      (b) the redemption price;

      (c) if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion shall be issued upon cancellation of the original Note;

      (d) the name and address of the Paying Agent;

      (e) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

      (f) that, unless the Company defaults in making such redemption payment, interest and Additional Amounts, if any, on Notes called for redemption ceases to accrue on and after the redemption date;

      (g) the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

      (h) that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Notes.

      At the Company’s request, the Trustee shall give the notice of redemption in the Company’s name and at its expense; provided, however, that the Company shall have delivered to the Trustee, at least 45 days prior to the redemption date, an Officers’ Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

      SECTION 3.04     Effect of Notice of Redemption.

      Once notice of redemption is mailed in accordance with Section 3.03 hereof, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price. A notice of redemption may not be conditional.

      SECTION 3.05     Deposit of Redemption Price.

      One Business Day prior to the redemption date, the Company shall deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption price of and accrued and unpaid interest and Additional Amounts, if any, on all Notes to be redeemed on that date. The Trustee or the Paying Agent shall promptly return to the Company any money deposited with the Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption price of, and accrued and unpaid interest on, all Notes to be redeemed.

      If the Company complies with the provisions of the preceding paragraph, on and after the redemption date, interest and Additional Amounts, if any, shall cease to accrue on the Notes or the portions of Notes called for redemption. If a Note is redeemed on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest and Additional Amounts, if any, shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption shall not be so paid upon surrender for redemption because of the failure of the Company to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01 hereof.

      SECTION 3.06     Notes Redeemed in Part.

      Upon surrender of a Note that is redeemed in part, the Company shall issue and, upon the Company’s written request, the Trustee shall authenticate for the Holder at the expense of the Company a new Note equal in principal amount to the unredeemed portion of the Note surrendered.

      SECTION 3.07     Optional Redemption.

      (a) The Company may at its option on one or more occasions redeem Notes in whole or in part at a redemption price (expressed as a percentage of principal amount) of 101.00%, plus accrued and unpaid interest and Additional Amounts, if any, to the redemption date.

      (b) Without the consent of any Holder, outstanding Notes may be redeemed at the Company’s option at any time in whole, but not in part, upon its giving irrevocable prior written notice pursuant to Section 3.03 hereof, if, as a result of any amendment to, or change in, the laws (or any related regulation or rulings) of Mexico or any related political subdivision or taxing authority affecting taxation or any amendment to or change in an official interpretation, administration or application of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which amendment or change of such laws, regulations or rulings becomes effective on or after the date on which the Notes are originally issued, the Company would or would become obligated, after taking reasonable measures available to the Company to avoid such requirement, to pay Additional Amounts (as defined in Section 4.19 hereof) in respect of any Note pursuant to its terms and conditions in excess of the Additional Amounts the Company would be obligated to pay if payments made on the Notes were subject to withholding or deduction of Mexican Taxes at a rate of 4.9 percent (“Excessive Additional Amounts”) at a cash price equal to the sum of:

(i) 100% of the principal amount of the Note on the date of redemption;

(ii) the related accrued and unpaid interest, if any, to the date of redemption; and

(iii) any Additional Amounts which would otherwise be payable.

      Notwithstanding the above, no such notice of redemption may be given earlier than 60 days prior to the earliest date on which, but for such redemption, the Company would be obligated to pay Excessive Additional Amounts were any payment on the Notes then due.

      Prior to the mailing of any notice of redemption pursuant to this Section 3.07(b), the Company will deliver to the Trustee (1) an Officer’s Certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to its right to so redeem the Notes have occurred and (2) a written opinion of independent counsel in Mexico in English reasonably acceptable to the Trustee to the effect that the Company has or will become obligated to pay such Excessive Additional Amounts as a result of such change or amendment. Once the Company delivers such notice to the Trustee, it will be irrevocable.

      (c) Any redemption pursuant to this Section 3.07 shall be made pursuant to the provisions of Section 3.01 through 3.06 hereof.

      SECTION 3.08     Mandatory Redemption; Open Market Purchases.

      The Company shall not be required to make mandatory redemption payments with respect to the Notes. The Company may at any time and from time to time purchase Notes in the open market.

      SECTION 3.09     Offer to Purchase by Application of Excess Proceeds.

      In the event that, pursuant to Section 4.10 hereof, the Company shall be required to commence an offer to all Holders to purchase Notes (an “Asset Sale Offer”), it shall follow the procedures specified below.

      In the event of an Asset Disposition that requires the purchase of the Notes (and other Senior Indebtedness) pursuant to clause (a)(4) of Section 4.10 hereof, the Company will purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Indebtedness, such lesser price, if any, as may be provided for by the terms of such Senior Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in this Indenture. If the aggregate purchase price of Notes (and any other Senior Indebtedness) tendered pursuant to such offer is less than the Net Available Cash allotted to the purchase thereof, the Company will be required to apply the remaining Net Available Cash only for purposes not prohibited in this Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of U.S.$1.00 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase Notes (and other Senior Indebtedness) pursuant to Section 4.10 hereof if the Net Available Cash available therefor is less than U.S.$5.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

      The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to Section 4.10 hereof. To the extent that the provisions of any securities laws or regulations conflict with provisions of Section 4.10 hereof, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this clause by virtue of its compliance with such securities laws or regulations.

      The Asset Sale Offer shall remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the “Offer Period”). No later than five Business Days after the termination of the Offer Period (the “Purchase Date”), the Company shall purchase the principal amount of Notes required to be purchased hereunder in the manner set forth above. Payment for any Notes so purchased shall be made in the same manner as interest payments are made.

      If the Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest and Additional Amounts, if any, shall be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Asset Sale Offer.

      Upon the commencement of an Asset Sale Offer, the Company shall send, by first class mail, a notice to the Trustee and each of the Holders. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Sale Offer. The Asset Sale Offer shall be made to all Holders. The notice, which shall govern the terms of the Asset Sale Offer, shall state:

      (a) that the Asset Sale Offer is being made pursuant to this Section 3.09 and Section 4.10 hereof and the length of time the Asset Sale Offer shall remain open;

      (b) the Offer Amount, the purchase price and the Purchase Date;

      (c) that any Note not tendered or accepted for payment shall continue to accrete or accrue interest and Additional Amounts, if applicable;

      (d) that, unless the Company defaults in making such payment, any Note accepted for payment pursuant to the Asset Sale Offer shall cease to accrete or accrue interest and Additional Amounts, if applicable, after the Purchase Date;

      (e) that Holders electing to have a Note purchased pursuant to an Asset Sale Offer may elect to have Notes purchased in integral multiples of U.S.$1.00 only;

      (f) that Holders electing to have a Note purchased pursuant to any Asset Sale Offer shall be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, or transfer by book-entry transfer, to the Company, a depositary, if appointed by the Company, or a Paying Agent at the address specified in the notice at least three days before the Purchase Date;

      (g) that Holders shall be entitled to withdraw their election if the Company, the depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Offer Period, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;

      (h) that, if the aggregate principal amount of Notes surrendered by Holders exceeds the Offer Amount, the Company shall select the Notes to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of U.S.$1.00, or integral multiples thereof, shall be purchased); and

      (i) that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

      On or before the Purchase Date, the Company shall, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Offer Amount of Notes or portions thereof tendered pursuant to the Asset Sale Offer, or if less than the Offer Amount has been tendered, all Notes tendered, deposit by 10:00 a.m. New York City time, on such date with the Paying Agent an amount equal to Asset Sale Offer Amount, plus any accrued and unpaid interest and Additional Amounts, if any, in respect of all Notes, or portions thereof, so accepted and shall deliver to the Trustee an Officers’ Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this Section 3.09. The Company, the Depositary or the Paying Agent, as the case may be, shall promptly (but in any case not later than five days after the Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Company for purchase, and the Company shall promptly issue a new Note, and the Trustee, upon written request from the Company shall authenticate and mail or deliver such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered. Any Note not so accepted shall be promptly mailed or delivered by the Company to the Holder thereof. The Company shall publicly announce the results of the Asset Sale Offer on the Purchase Date.

      Other than as specifically provided in this Section 3.09, any purchase pursuant to this Section 3.09 shall be made pursuant to the provisions of Sections 3.01 through 3.06 hereof.

      SECTION 3.10     CUSIP Numbers.

      The Company in issuing the Notes may use “CUSIP” numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee of any change in the “CUSIP” numbers.

ARTICLE 4

COVENANTS

      SECTION 4.01     Payment of Notes.

      The Company shall pay or cause to be paid the principal of, premium, if any, interest, if any, and Additional Amounts, if any, on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest shall be considered paid on the date due if the Paying Agent, if other than the Company or a Subsidiary thereof, holds as of 10:00 a.m. Eastern Time on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest, if any, and Additional Amounts, if any, then due.

      The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at the rate equal to 1% per annum in excess of the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate to the extent lawful.

      SECTION 4.02     Maintenance of Office or Agency.

      The Company shall maintain in the Borough of Manhattan, the City of New York, an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

      The Company may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, the City of New York for such purposes. The Company shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

      The Company hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Company in accordance with Section 2.03.

      SECTION 4.03     SEC Reports.

      Whether or not required by the SEC, so long as any Notes are outstanding, the Company shall furnish to the Holders of the Notes, within the time periods specified in the SEC’s rules and regulations all quarterly and annual financial information that would be required to be contained in a filing with the SEC on (1) Form 6-K (provided that the Company shall be deemed to be required to file (A) such Forms for each of the first three fiscal quarters for each fiscal year and (B) the information required to be filed with the SEC on Form 8-K, if applicable, for changes in control, acquisition or disposition of assets, bankruptcy or receivership and changes in the Company’s certifying accountants) and (2) Form 20-F if the Company were required to file such Forms, including an “Operating Results and Condition” disclosure section and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants.

      In addition, whether or not required by the SEC, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

      Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

      SECTION 4.04     Compliance Certificate.

      (a) The Company and each Guarantor (to the extent that such Guarantor is so required under the TIA) shall deliver to the Trustee, within 90 days after the end of each fiscal year commencing with the end of fiscal year 2002, an Officers’ Certificate signed by two Officers of the Company, one of whom must be the principal executive officer, principal financial officer, the treasurer or principal accounting officer stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

      (b) So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants or the Mexican Institute of Public Accountants, the year-end financial statements delivered pursuant to Section 4.03 above shall be accompanied by a written statement of the Company’s independent public accountants (who shall be a firm of established national reputation) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated any provisions of Article 4 or Article 5 hereof or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

      (c) The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee, forthwith within five Business Days upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

      SECTION 4.05     Taxes.

      The Company shall pay, and shall cause each of its Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders of the Notes.

      SECTION 4.06     Stay, Extension and Usury Laws.

      The Company and each of the Guarantors covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company and each of the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted.

      SECTION 4.07     Limitation on Restricted Payments.

      (a) The Company shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1) a Default shall have occurred and be continuing (or would result therefrom);

(2) the Company is not entitled to Incur an additional U.S.$1.00 of Indebtedness pursuant to paragraph (a) of Section 4.09 hereof; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

(A) the remainder of (x) cumulative Consolidated Cash Flow during the period (taken as a single accounting period) beginning on the commencement of the third fiscal quarter of the Company after the Issue Date and ending on the last day of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment minus (y) the product of 2.75 times cumulative Consolidated Interest Expense during such period; plus

(B) 100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company, the issuance of Capital Stock of the Company pursuant to irrevocable commitments made in connection with the Recapitalization prior to the Issue Date, or to the extent such Net Cash Proceeds are utilized as the basis for Incurring Indebtedness pursuant to Section 4.09(b)(15) hereof), including sales to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees; provided that the Company receives cash and that the Company does not directly or indirectly finance such purchases of Capital Stock, and 100% of any cash contribution subsequent to the Issue Date; plus

(C) the amount by which Indebtedness of the Company is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); plus

(D) an amount equal to the sum of (x) the net reduction in Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investments, proceeds representing the return of capital (excluding dividends and distributions to the extent that they are accounted for in Consolidated Cash Flow in clause (3) (A) above) in each case received by the Company or any Restricted Subsidiary, and (y) the portion (proportionate to the Company’s equity interest in such Person) of the fair market value of the net assets of such Person at the time such Person is designated a Restricted Subsidiary; provided, however,that the foregoing sum shall not exceed, in the case of any such Person or Persons, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment under this clause (a) (3)) by the Company or any Restricted Subsidiary in such Person.

      (b) The preceding provisions will not prohibit:

(1) any Restricted Payment (other than a Restricted Payment described in clause (1) of the definition of “Restricted Payment”) made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company) or a substantially concurrent capital contribution; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3) (B) of paragraph (a) above;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness which is permitted to be Incurred pursuant to Section 4.09 hereof; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments under clause (a) (3) above;

(3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this Section 4.07; provided, however, that such dividend shall be included in the calculation of the amount of Restricted Payments under clause (a) (3) above (unless already incurred in determining the amount of Restricted Payments previously made upon declaration of such dividend);

(4) the repurchase or other acquisition of shares of Capital Stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions shall not exceed U.S.$250,000 in any calendar year; provided further, however, that such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments under clause (a) (3) above;

(5) the repurchase of Warrant Shares pursuant to the terms of the Warrant Agreement as in effect on the Issue Date;

(6) (A) any liquidation preference accrual or accretion with respect to the New Preferred Shares or (B) any liquidation preference payment made with respect to New Preferred Shares in accordance with the rights and designations of such Capital Stock as in effect on the Issue Date so long as the Company has made a Put Offer pursuant to Section 4.15 herein within 60 days prior to payment of the liquidation preference with respect to such New Preferred Shares; or

(7) payments or distributions to dissenting stockholders required by applicable law, pursuant to or in connection with an Exit Transaction that complies Section 5.01 hereof.

      SECTION 4.08     Limitation on Restrictions on Distributions from Restricted Subsidiaries.

      The Company shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

(1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

(2) any encumbrance or restriction with respect to a Restricted Subsidiary in existence at the time such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(3) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (1) or (2) of this Section 4.08 or this clause (3) or contained in any amendment to an agreement referred to in clause (1) or (2) of this Section 4.08 or this clause (3); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

(4) any such encumbrance or restriction consisting of customary non-assignment provisions in concessions, permits, licensing agreements and leases governing leasehold interests to the extent such provisions restrict the transfer of the concession, permit, license or lease or the rights granted or property leased thereunder;

(5) in the case of clause (c) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages;

(6) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(7) any restriction on the sale or other disposition of assets or property securing Indebtedness as a result of a Permitted Lien on such assets or property;

(8) an encumbrance or restriction pursuant to purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (c) above on the property so acquired;

(9) any encumbrance or restriction existing under or by reason of applicable law or regulations;

(10) customary provisions relating to assets or properties in which the Company has Investments in joint ventures, provided that the Company was entitled to make the Investment pursuant to Section 4.07 hereof; and

(11) any encumbrance or restriction existing by reason of any Purchase Money Note or other Indebtedness or contractual requirements incurred with respect to a Qualified Securitization Transaction relating to a Qualified Subsidiary.

      SECTION 4.09     Limitation on Indebtedness.

      (a) The Company shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company shall be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto no Default has occurred and is continuing and,

(1) the Consolidated Leverage Ratio would be less than 3.75 to 1; and

(2) the Fixed Charge Coverage Ratio would be at least 2.0 to 1.0.

      (b) Notwithstanding the foregoing paragraph (a), so long as no Default has occurred and is continuing, the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

(1) Indebtedness of the Company or a Restricted Subsidiary Incurred at any time after the Issue Date for the purposes of financing the cost (including the cost of design, construction, acquisition, installation, development, improvement or integration) of telecommunications assets (including acquisitions by way of capital lease and acquisitions of Capital Stock of a Person that becomes a Restricted Subsidiary as a result of such acquisition to the extent of the fair value of the telecommunications assets so acquired), up to U.S.$100.0 million in aggregate principal amount at any one time outstanding;

(2) Indebtedness owed to and held by the Company or a Wholly Owned Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes, in the case of the Company or the Subsidiary Guarantee, in the case of any Guarantor;

(3) Indebtedness with respect to (i) the Notes and the related Subsidiary Guarantees, (ii) the Company’s 13 3/4% Series B Senior Notes due 2007 and any guarantees by Restricted Subsidiaries made in connection therewith; and (iii) the Company’s Senior Step-Up Notes due 2009 and any guarantees by Restricted Subsidiaries made in connection therewith;

(4) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (2) or (3) of paragraph (b) of this Section 4.09);

(5) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, the Company would have been able to Incur at least U.S.$1.00 of additional Indebtedness pursuant to paragraph (a) of this Section 4.09;

(6) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (1), (3), (4), (5) or this clause (6); provided, however, that to the extent such

Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (5), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

(7) Hedging Obligations that are Incurred for the purpose of protecting the Company against fluctuations in interest rates with respect to Indebtedness permitted to be Incurred by the Company pursuant to this Indenture or against currency fluctuations in the ordinary course of business; provided, however, that the notional amount of any Hedging Obligations under any Interest Rate Agreement shall not exceed the principal amount of the Indebtedness appearing on the balance sheet of the Company for which the Interest Rate Agreement has been entered into and the aggregate notional amount of all Hedging Obligations under Currency Agreements shall not exceed U.S.$50.0 million at any one time outstanding;

(8) Indebtedness consisting of Subordinated Obligations owing to any Persons that are not then Affiliates of the Company which is Incurred by the Company or any Restricted Subsidiary up to U.S. $25.0 million aggregate principal amount at any one time outstanding; provided, however, that any Indebtedness Incurred pursuant to this clause (8) shall not have a Stated Maturity on or prior to the Stated Maturity of the Notes, shall not be mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or be redeemable at the option of the holders thereof, in whole or in part, on or prior to the Stated Maturity of the Notes and shall not pay principal or interest in cash on or prior to the Stated Maturity of the Notes;

(9) Indebtedness consisting of Subordinated Obligations owing to any then Affiliates of the Company which is Incurred by the Company or any Restricted Subsidiary up to U.S. $25.0 million aggregate principal amount at any one time outstanding; provided, however, that any Indebtedness Incurred pursuant to this clause (9) shall not have a Stated Maturity on or prior to the Stated Maturity of the Notes, shall not be mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or be redeemable at the option of the holders thereof, in whole or in part, on or prior to the Stated Maturity of the Notes, shall not pay principal or interest in cash on or prior to the Stated Maturity of the Notes and shall not accrete at a rate in excess of 18.0% per annum;

(10) Indebtedness consisting of performance and other similar bonds and reimbursement obligations Incurred by the Company in the ordinary course of business securing the performance of contractual, franchise, concession or license obligations of the Company or a Restricted Subsidiary;

(11) Indebtedness of the Company to the extent the net proceeds thereof are promptly (i) used to purchase Notes pursuant to a Put Offer or (ii) deposited to defease the Notes as described under Article 8;

(12) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, from guarantees or from letters of credit, surety bonds or performance bonds securing such obligations, of the Company or its Restricted Subsidiaries, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or a Restricted Subsidiary in connection with such disposition;

(13) Indebtedness of the Company or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business in respect of workers’ compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that obligations arising upon the drawing of such letters of credit or the Incurrence of such Indebtedness are reimbursed within 30 days following such drawing or Incurrence;

(14) the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this Section 4.09;

(15) Indebtedness equal to 100% of the Net Cash Proceeds received by the Company or its Restricted Subsidiaries from the issuance or sale of Capital Stock or capital contributions subsequent to the Issue Date (other than pursuant to irrevocable commitments made on or prior to the Issue Date or an issuance or sale to a Subsidiary of the Company), except to the extent such Net Cash Proceeds have been applied pursuant to clause (a)(3)(B) of Section 4.07 hereof to make a Restricted Payment;

(16) Attributable Debt with respect to any Sale/ Leaseback Transaction;

(17) Indebtedness Incurred in a Qualified Securitization Transaction; and

(18) Indebtedness of the Company in an aggregate principal amount which, when taken together with all other indebtedness of the Company outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (17) above or paragraph (a)) does not exceed U.S.$20.0 million; provided that such Indebtedness is used for working capital and/or other general purposes.

      (c) Notwithstanding the foregoing, the Company shall not Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless such Indebtedness shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations.

      (d) Notwithstanding the foregoing, prior to the consummation of an Exit Transaction, the Company shall not Incur any additional Indebtedness pursuant to clauses (1), (3), (6), or (18) of paragraph (b) of this Section 4.09 (but, in the case of clause (6), only with respect to Refinancing Indebtedness Incurred pursuant to clauses (1) or (3) of paragraph (b) of this Section 4.09) if the aggregate principal amount of Indebtedness of the Company and the Restricted Subsidiaries at any one time outstanding pursuant to such clauses exceeds, or, after giving effect to such additional Indebtedness, would exceed, U.S. $150 million. Simultaneously with the consummation of an Exit Transaction, this paragraph (d) shall cease to be of any force or effect and shall not be applicable to any Successor Company.

      (e) For purposes of determining compliance with this Section 4.09, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will (1) classify such item of Indebtedness at the time of Incurrence and only be required to include the amount and type of such Indebtedness in one of the above clauses and (2) be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above.

      SECTION 4.10     Limitation on Sales of Assets and Subsidiary Stock.

      (a) The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors, of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents;

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash either:

(A) to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or Indebtedness (other than any Disqualified Stock) of a Wholly Owned Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company); or

(B) to the extent the Company elects, to acquire Additional Assets;

(4) to the extent of the aggregate balance of Net Available Cash after application in accordance with paragraph (3) above, the Company or such Restricted Subsidiary makes an offer to the Holders of the Notes (and to, at the election of the Company, holders of other Senior Indebtedness designated by the Company) to purchase Notes (and such other Senior Indebtedness) pursuant to and subject to the conditions contained in this Indenture; and

(5) to the extent that any portion of Net Available Cash remains after compliance with clause (4) above, the Company or such Restricted Subsidiary uses such remaining portion only for purposes not prohibited in this Indenture.

      In connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) of paragraph (3) or paragraph (4) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

      Notwithstanding the foregoing provisions of this Section 4.10, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this Section 4.10 except to the extent that the aggregate Net Available Cash from all Asset Dispositions which are not applied in accordance with this Section 4.10 exceeds U.S.$5.0 million. Pending application of Net Available Cash pursuant to this Section 4.10 (except for clause (a)(5) above), such Net Available Cash shall be invested in cash or Temporary Cash Investments or applied to temporarily reduce revolving credit Indebtedness.

      (b) For the purposes of this Section 4.10, the following are deemed to be cash or cash equivalents:

(1) the assumption of Indebtedness of the Company or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

(2) securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.

      SECTION 4.11     Limitations on Affiliate Transactions.

      (a) The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1) the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate:,

(2) if such Affiliate Transaction involves an amount in excess of U.S.$1.0 million but is less than or equal to U.S.$5.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of disinterested directors of the Company have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a Board of Directors resolution; and

(3) if such Affiliate Transaction involves an amount in excess of U.S.$5.0 million, the Board of Directors shall also have received a written opinion from an investment banking firm of national United States prominence that is not an Affiliate of the Company to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries.

      (b) The provisions of the preceding paragraph (a) will not apply to:

(1) any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to Section 4.07 hereof;

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by a majority of the disinterested members of the Board of Directors;

(3) loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries, but in any event not to exceed U.S.$0.5 million in the aggregate outstanding at any one time;

(4) the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries;

(5) any transaction with a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(6) the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company;

(7) any Affiliate Transaction between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries;

(8) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business consistent with past practice; and

(9) transactions effected as part of a Qualified Securitization Transaction, including, without limitation, any sale, conveyance or other transfer of accounts receivable, contracts receivable and other related assets customarily transferred in an asset securitization transaction involving accounts receivable or contracts receivable to a Qualified Subsidiary in a Qualified Securitization Transaction.

      SECTION 4.12     Limitations on Liens.

      The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, other than Permitted Liens, without effectively providing that the Notes or the Subsidiary Guarantee, as applicable, shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

      Any Lien created for the benefit of the Holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the initial Lien.

      SECTION 4.13     Limitation of Business Activities.

      The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, engage in any business other than the Telecommunications Business.

      SECTION 4.14     Corporate Existence.

      Subject to Article 5 hereof, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect (i) its corporate existence, and the corporate, partnership or other existence of each of its Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company or any such Subsidiary and (ii) the rights (charter and statutory), licenses and franchises of the Company and its Subsidiaries; provided, however, that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Subsidiaries, if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders of the Notes.

      SECTION 4.15     Optional Offer to Repurchase Notes.

      Upon the occurrence of a Put Offer Event, each Holder shall have the right to require that the Company offer to repurchase all or any part (equal to $1.00 or an integral multiple thereof) of such Holder’s Notes at a purchase price in cash equal to 100% of the principal amount of such Notes plus accrued and unpaid interest, if any, on the date of purchase and Additional Amounts, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date). The Put Offer, if any, will remain open for a period of at least 30 days following its commencement but no longer than 60 days, except to the extent that a longer period is required by applicable law (the “Put Offer Period”). On the first Business Day after the termination of the Put Offer Period (the “Put Payment Date”), the Company will purchase all Notes validly tendered and not properly withdrawn pursuant to the Put Offer. Payment for any Notes so purchased will be made in the same manner as interest payments are made on the Notes.

      Within 30 days following any Put Offer Event, the Company shall mail a notice to each Holder with a copy to the Trustee (the “Put Offer”) stating:

(1) that a Put Offer Event has occurred and that such Holder has the right to require the Company to purchase such Holder’s Notes at a purchase price in cash equal to 100% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, and Additional Amounts, if any, (the “Put Purchase Price”) to the Put Payment Date (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts regarding such Put Offer Event (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Put Offer Event);

(3) the Put Payment Date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed);

(4) that any Note accepted for payment pursuant to the Put Offer (and duly paid for on the Put Payment Date) shall cease to accrue interest and Additional Amounts, if applicable, after the Put Payment Date;

(5) that any Notes (or portions thereof) not validly tendered shall continue to accrue interest and Additional Amounts, if applicable; and

(6) the instructions, as determined by the Company, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

      On or before the Put Payment Date, if any, the Company shall, to the extent lawful, (1) accept for payment all Notes or portions thereof validly tendered and not properly withdrawn pursuant to the Put Offer, (2) deposit by 10:00 a.m., New York City time, on such date with the Paying Agent an amount equal to the Put Purchase Price in respect of all Notes or portions thereof so validly tendered and not properly withdrawn and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent shall promptly (but in any case not later than five days after the Put Payment Date) mail to each Holder of Notes so validly tendered and not properly withdrawn the Put Purchase Price for such Notes.

      Upon surrender and cancellation of a Definitive Note that is purchased in part pursuant to the Put Offer, the Company shall promptly issue and the Trustee shall authenticate and mail (or cause to be transferred by book entry) to the surrendering Holder of such Definitive Note, a new Definitive Note equal in principal amount to the unpurchased portion of such surrendered Definitive Note; provided that each such new Definitive Note shall be in a principal amount of $1,000 or an integral multiple thereof.

      Upon surrender of the Global Note that is purchased in part pursuant to a Put Offer, the Paying Agent shall forward the Global Note to the Trustee who shall make a notation on Schedule A thereof to reduce the principal amount of such Global Note to an amount equal to the unpurchased portion of such Global Note, as provided in Section 2.06 hereof. The Company shall publicly announce the results of the Put Offer on the Put Payment Date. For purposes of this Section 4.15, the Trustee shall act as the Paying Agent.

      The Company shall not be required to make a Put Offer following a Put Offer Event if a third party makes the Put Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Put Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Put Offer.

      The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Put Offer Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue of its compliance with such securities laws or regulations.

      SECTION 4.16     [Intentionally Omitted].

      SECTION 4.17     Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries.

      The Company

(1) shall not, and shall not permit any Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of any Capital Stock of any Restricted Subsidiary to any Person (other than the Company or a Wholly Owned Subsidiary), and

(2) will not permit any Restricted Subsidiary to issue any of its Capital Stock (other than, if necessary, shares of its Capital Stock constituting directors’ or other legally required qualifying shares) to any Person (other than to the Company or a Wholly Owned Subsidiary), unless:

(A) immediately after giving effect to such issuance, sale or other disposition, neither the Company nor any of its Subsidiaries own any Capital Stock of such Restricted Subsidiary; or

(B) immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto would have been permitted to be made under Section 4.07 hereof if made on the date of such issuance, sale or other disposition.

      SECTION 4.18     Future Subsidiary Guarantors.

      The Company shall cause each future Restricted Subsidiary to promptly Guarantee the Notes and execute a Supplemental Indenture providing for such Subsidiary Guarantee on the terms and conditions set forth in this Indenture and deliver an opinion of counsel satisfactory to the Trustee within 10 Business Days of the date it was acquired or created. The form of such Supplemental Indenture is attached as Exhibit C hereto.

      SECTION 4.19     Additional Amounts.

      All payments made on or with respect to the Notes shall be made free and clear of, and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of Mexico or any of its related political subdivisions or taxing authorities (or by the jurisdiction of incorporation, seat of management or residence for tax purposes of any successor to the Company (a “Successor Jurisdiction”)), including any related interest, penalties or additions (“Taxes”), unless the Company is (or any other entity, on the Company’s behalf, is) required by law or by the interpretation of administration of law.

      If the Company is required to withhold or deduct any amount for or on account of Taxes from any payment made on or with respect to the Notes, the Company shall pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder of the

Notes after such withholding or deduction (including withholding or deduction imposed upon such Additional Amounts) will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted.

      However, no Additional Amounts shall be payable with respect to:

(1) any Taxes which are imposed solely by reason of a present or former connection between the Holder or beneficial owner of the Note (or between a fiduciary, settlor, beneficiary, member of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust or partnership) and the jurisdiction imposing such Taxes, other than a connection arising from the mere holding of, or receipt of payments on, the Notes or by exercising any rights under the Notes or this Indenture;

(2) any Taxes to the extent they are imposed solely by reason of the failure by the Holder or beneficial owner to comply with any certification, identification, documentation or other reporting requirements, whether imposed by statute, applicable tax treaty, regulation or administrative practice; provided that

(A) such compliance is required or imposed as a precondition to exemption from, or reduction in the rate of, such Taxes,

(B) such Holder may legally comply with such requirements, and

(C) at least 60 days prior to the first payment date with respect to which the Company applies this clause (2) (or in the event of any subsequent change in any such requirements, at least 60 days prior to the first payment date for which such change is effective) the Company has notified the Trustee and all Holders of the Notes in writing as to any such requirements; or

(3) where presentation is required for payment on a Note, any Taxes which are imposed solely by reason of the Holder’s presentation of a Note for payment more than 30 days after the date on which the relevant payment is first made available to the Holder (but only to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented on any day (including the last day within such 30-day period);

(4) any estate, inheritance, gift, sales, transfer, personal property or similar Taxes imposed with respect to any Note;

(5) any Taxes that are only payable other than by withholding of deduction; or

(6) any combination of (1), (2), (3), (4) or (5) (the Taxes described in (1) through (6) for which no Additional Amounts are payable are hereinafter referred to as “Excluded Taxes”).

      Notwithstanding the foregoing, the limitations on the Company’s obligation to pay Additional Amounts set forth in clause (2) above will not apply if:

(i) the provision of information, documentation or other evidence described in such clause (2) would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a Holder or beneficial owner of a Note than comparable information or other reporting requirements imposed under US tax law (including the United States — Mexico Income Tax Treaty), regulation and administrative practice (such as IRS Forms W-8 and W-9); or

(ii) Rule 3.23.8 issued by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) on April 30, 2004 or a substantially similar successor of such rule is in effect, unless (a) the provision of the information, documentation or other evidence described in clause (2) is expressly required by statute, regulation, ruling or administrative practice in order to apply Rule 3.23.8 (or successor rule), the Company cannot obtain such information, documentation or other evidence on its own through reasonable diligence and the Company otherwise would meet the requirements for application of Rule 3.23.8 (or successor rule) or (b) in the case of a Holder or beneficial owner of a Note that is a pension fund or other tax-exempt organization, payments to such

Holder or beneficial owner would be subject to Taxes at a rate less than that provided by Rule 3.23.8 (or successor rule) if the information, documentation or other evidence required under clause (2) above were provided.

      In addition, clause (2) above shall be construed to require that a non-Mexican pension or retirement fund or other Holder or beneficial owner of a Note register with the Ministry of Finance and Public Credit of Mexico for the purpose of establishing eligibility for an exemption from or reduction of Taxes.

      The Company shall make any required withholding or deduction and remit the full amount deducted or withheld to the appropriate taxing authority, as and when required by applicable law. The Company shall furnish to the Trustee, within 30 days after the date the payment of any Taxes is due, evidence of such payment by the Company. The Company shall deliver copies of such evidence to Holders of the Notes or the Paying Agent upon request.

      The Company shall indemnify and hold harmless each Holder of Notes and, upon written request of any Holder of Notes, reimburse each such Holder, for the amount of:

(1) any Taxes (other than Excluded Taxes) levied or imposed and paid by such Holder as a result of payments made on or with respect to the Notes; provided that reasonable supporting documentation is provided; and

(2) any Taxes (other than Excluded Taxes) levied or imposed with respect to any reimbursement under the foregoing clause (1), so that the net amount received by such Holder after such reimbursement will not be less than the net amount the Holder would have received if Taxes (other than Excluded Taxes) on such reimbursement had not been imposed.

Any payments made pursuant to the preceding sentence shall be treated as Additional Amounts for all relevant purposes.

      The Company shall pay any present or future stamp, court, documentary or other similar Taxes, charges or levies that arise in Mexico or any of its political Subdivisions (or any Successor Jurisdiction) from the execution, delivery, registration of, or enforcement of rights under, the Notes, this Indenture or any related document.

      Whenever in this Indenture or any related document there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, interest or any other amount payable on or with respect to any Note such mention shall be deemed to include any Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

      The obligation to pay Additional Amounts under the terms and conditions described above shall survive any termination, defeasance or discharge of this Indenture.

ARTICLE 5

SUCCESSORS

      SECTION 5.01     Merger and Consolidation.

      (a) The Company shall not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person (an “Exit Transaction”), unless one of the following conditions is satisfied (as may be elected by the Company in its sole discretion):

(i) the Company offers to purchase each Holder’s Notes pursuant to Section 4.15; or

(ii) each of the following conditions is satisfied:

(1) the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of Mexico, the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and this Indenture;

(2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing (provided that for purposes of such pro forma analysis, Section 4.09(d) shall be deemed to no longer be in force or effect);

(3) immediately after giving pro forma effect to such transaction, one of the following two conditions is satisfied: either (i) the Successor Company would be able to Incur an additional U.S.$1.00 of Indebtedness pursuant to paragraph (a) of Section 4.09 hereof or (ii) both (A) the Consolidated Leverage Ratio of the Successor Company is not more than the Consolidated Leverage Ratio of the Company immediately prior to such transaction and (B) the Fixed Charge Coverage Ratio of the Successor Company is not less than the Fixed Charge Coverage Ratio of the Company immediately prior to such transaction;

(4) immediately after giving pro forma effect to such transaction, the Successor Company shall have Consolidated Net Worth in an amount that is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; and

(5) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with this Indenture (provided, that such Opinion of Counsel may assume, among other things, the satisfaction of all financial ratios in connection with such transaction).

For purposes of calculating the Successor Company’s Consolidated Leverage Ratio, Fixed Charge Coverage Ratio and Consolidated Net Worth in this Section 5.01, all references to the Company and its Restricted Subsidiaries in the definitions of Consolidated Cash Flow, Consolidated Interest Expense, Consolidated Leverage Ratio, Consolidated Net Income, Consolidated Net Worth and Fixed Charge Coverage Ratio shall be deemed to include the Successor Company, the Company and its Restricted Subsidiaries.

      (b) The Successor Company shall be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture, but the predecessor Company in the case of a conveyance, transfer or lease shall not be released from the obligation to pay the principal of and interest on the Notes unless such transaction (i) involves a Successor Company other than the Company which expressly assumes, by an indenture supplemental hereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all of the obligations of the Company under the Notes and this Indenture and (ii) satisfies the other conditions set forth in Section 5.01(a)(ii), in which case the Company and each Guarantor will be released and relieved of any and all obligations hereunder, under the Notes, any Subsidiary Guarantee delivered in connection with this Indenture, and any other instrument, undertaking or agreement delivered by the Company or a Guarantor in connection with this Indenture (other than any Officers’ Certificate). Upon delivery by the Company to the Trustee of an Officers’ Certificate to the effect that such conveyance, transfer, or lease was made by the Company in accordance with the provisions of this Indenture, including without limitation Section 5.01(a)(ii), the Trustee shall execute any documents reasonably required in order to evidence the release the Company and each Guarantor from their respective obligations hereunder, under the Notes, under any Subsidiary Guarantee, and under any other instrument, undertaking or agreement delivered by the Company or a Guarantor in connection with this Indenture (other than any Officers’ Certificate).

ARTICLE 6

DEFAULTS AND REMEDIES

      SECTION 6.01     Events of Default.

      An “Event of Default” occurs if:

(a) the Company defaults in the payment when due of interest or any Additional Amounts on the Notes and such default continues for a period of 30 days;

(b) the Company defaults in the payment when due of principal of or premium, if any, on the Notes when the same becomes due and payable at maturity, upon redemption (including in connection with an Asset Sale Offer or a Put Offer) or otherwise;

(c) the Company fails to comply with any of the provisions of Section 5.01;

(d) the Company fails to comply with the provisions of clause (c) of Section 4.04 hereof for a period of 30 or more days commencing on the date of such default;

(e) the Company fails to comply with any of the provisions of Sections 4.07, 4.08, 4.09, 4.10 (other than a failure to purchase Notes), 4.03, 4.11, 4.12, 4.13, 4.15 (other than a failure to purchase Notes), 4.17, 4.18 or 4.19 for 30 days after notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class;

(f) the Company fails to observe or perform any other covenant, representation, warranty or other agreement in this Indenture or the Notes for 60 days after notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class;

(g) a default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Significant Subsidiaries, whether such Indebtedness or guarantee now exists, or is created after the date of this Indenture, which default results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of such Indebtedness exceeds U.S.$5.0 million or more;

(h) a final judgment or decree for the payment of money is entered by a court or courts of competent jurisdiction against the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary and such judgment or decree remains undischarged for a period (during which execution shall not be effectively stayed or waived within 10 days after notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class) of 60 consecutive days, provided that such undischarged judgment or decree exceeds U.S.$5.0 million;

(i) the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary pursuant to or within the meaning of Bankruptcy Law:

(i) commences a voluntary case,

(ii) consents to the entry of an order for relief against it in an involuntary case,

(iii) consents to the appointment of a custodian of it or for all or substantially all of its property,

(iv) makes a general assignment for the benefit of its creditors, or

(v) generally is not paying its debts as they become due;

(j) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary in an involuntary case;

(ii) appoints a custodian of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; or

(iii) orders the liquidation of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days; or

(k) except as permitted by this Indenture, any Subsidiary Guarantee is held in any final judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under such Guarantor’s Subsidiary Guarantee.

      SECTION 6.02     Acceleration.

      If any Event of Default (other than an Event of Default specified in clause (i) or (j) of Section 6.01 hereof with respect to the Company, any Significant Subsidiary or any group of Significant Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Upon such declaration, the Notes shall become due and payable immediately. Notwithstanding the foregoing, if an Event of Default specified in clause (i) or (j) of Section 6.01 hereof occurs with respect to the Company, any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, all outstanding Notes shall be due and payable immediately without further action or notice. The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may on behalf of all of the Holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal or premium, if any, that has become due solely because of the acceleration) have been cured or waived.

      SECTION 6.03     Other Remedies.

      If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, interest and Additional Amounts, if any, on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

      The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

      SECTION 6.04     Waiver of Past Defaults.

      Holders of not less than a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive an existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest and Additional Amounts, if any, on, the Notes (including in connection with an offer to purchase) (provided, however, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration). Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

      SECTION 6.05     Control by Majority.

      Holders of a majority in principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture that the Trustee determines may be unduly prejudicial to the rights of other Holders of Notes or that may involve the Trustee in personal liability.

      SECTION 6.06     Limitation on Suits.

      Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue a remedy with respect to this Indenture or the Notes only unless:

(a) the Holder of a Note gives to the Trustee written notice of a continuing Event of Default;

(b) the Holders of at least 25% in principal amount of the then outstanding Notes make a written request to the Trustee to pursue the remedy;

(c) such Holder of a Note or Holders of Notes offer and, if requested, provide to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

(d) the Trustee does not comply with the request within 60 days after receipt of the request and the offer and, if requested, the provision of indemnity; and

(e) during such 60-day period the Holders of a majority in principal amount of the then outstanding Notes do not give the Trustee a direction inconsistent with the request.

      A Holder of a Note may not use this Indenture to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note.

      SECTION 6.07     Rights of Holders of Notes to Receive Payment.

      Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal, premium, if any, interest and Additional Amounts, if any, on the Note, on or after the respective due dates expressed in the Note (including in connection with an offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

      SECTION 6.08     Collection Suit by Trustee.

      If an Event of Default specified in Section 6.01(a) or (b) occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal of, premium, if any, interest and Additional Amounts, if any, remaining unpaid on the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

      SECTION 6.09     Trustee May File Proofs of Claim.

      The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

      SECTION 6.10     Priorities.

      If the Trustee collects any money pursuant to this Article, it shall pay out the money in the following order:

First: to the Trustee, its agents and attorneys for amounts due under Section 7.07 hereof, including payment of all compensation, expense and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;

Second: to Holders of Notes for amounts due and unpaid on the Notes for principal, premium and Additional Amounts, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any and interest and Additional Amounts, if any, respectively; and

Third: to the Company or to such party as a court of competent jurisdiction shall direct.

      The Trustee may fix a record date and payment date for any payment to Holders of Notes pursuant to this Section 6.10.

      SECTION 6.11     Undertaking for Costs.

      In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Trustee, a suit by a Holder of a Note pursuant to Section 6.07 hereof, or a suit by Holders of more than 10% in principal amount of the then outstanding Notes.

ARTICLE 7

TRUSTEE

      SECTION 7.01     Duties of Trustee.

      (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

      (b) Except during the continuance of an Event of Default:

(i) the duties of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

      (c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i) this paragraph does not limit the effect of paragraph (b) of this Section;

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(iii) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05 hereof.

      (d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b), and (c) of this Section.

      (e) No provision of this Indenture shall require the Trustee to expend or risk its own funds or incur any liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it shall have reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. The Trustee shall be under no obligation to exercise any of its rights and powers under this Indenture at the request of any Holders, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

      (f) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

      SECTION 7.02     Rights of Trustee.

      (a) The Trustee may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

      (b) Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate and/or an Opinion of Counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers’ Certificate or Opinion of Counsel. The Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

      (c) The Trustee may act through its attorneys, agents, other experts or advisers and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

      (d) The Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers; provided, however that the Trustee’s conduct does not constitute willful misconduct or negligence.

      (e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company shall be sufficient if signed by an Officer of the Company.

      (f) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders shall have offered to the Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction.

      (g) The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture.

      (h) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder.

      (i) The Trustee may request that the Company deliver an Officers’ Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers’ Certificate may be signed by any person authorized to sign an Officers’ Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

      SECTION 7.03     Individual Rights of Trustee.

      The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or any Affiliate of the Company with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee or resign. Any Agent may do the same with like rights and duties. The Trustee is also subject to Sections 7.10 and 7.11 hereof.

      SECTION 7.04     Trustee’s Disclaimer.

      The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Company’s use of the proceeds from the Notes or any money paid to the Company or upon the Company’s direction under any provision of this Indenture, it shall not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it shall not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

      SECTION 7.05     Notice of Defaults.

      If a Default or Event of Default occurs and is continuing and if the Trustee has actual knowledge of it, the Trustee shall mail to Holders of Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any Note, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of the Notes.

      SECTION 7.06     Reports by Trustee to Holders of the Notes.

      Within 60 days after each February 15 beginning with the February 15 following the date of this Indenture, and for so long as Notes remain outstanding, the Trustee shall mail to the Holders of the Notes a brief report dated as of such reporting date that complies with TIA § 313(a) (but if no event described in TIA § 313(a) has occurred within the twelve months preceding the reporting date, no report need be transmitted). The Trustee also shall comply with TIA § 313(b)(2). The Trustee shall also transmit by mail all reports as required by TIA § 313(c).

      A copy of each report at the time of its mailing to the Holders of Notes shall be mailed to the Company and filed with the SEC and each stock exchange on which the Notes are listed in accordance with TIA § 313(d). The Company shall promptly notify the Trustee when the Notes are listed or delisted on any stock exchange.

      SECTION 7.07     Compensation and Indemnity.

      The Company shall pay to the Trustee from time to time such compensation for its acceptance of this Indenture and services hereunder as shall be agreed upon in writing by the Company and the Trustee. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses shall include the reasonable compensation, disbursements and expenses of the Trustee’s agents and counsel.

      The Company shall indemnify the Trustee or any predecessor Trustee and their agents against any and all losses, liabilities, damages, claims or expenses, including taxes (other than taxes based upon, measured by or determined by the income of the Trustee) incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, including the costs and expenses of enforcing this Indenture against the Company (including this Section 7.07) and defending itself against any claim (whether asserted by the Company or any Holder or any other person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability, damage, claim or expense may be attributable to its negligence or bad faith. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder. The Company shall defend the claim and the Trustee shall cooperate in the defense. The Trustee may have separate counsel and the Company shall pay the reasonable fees and expenses of such counsel. The Company need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld.

      The obligations of the Company under this Section 7.07 shall survive the satisfaction and discharge of this Indenture and the resignation and removal of the Trustee.

      To secure the Company’s payment obligations in this Section, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Notes. Such Lien shall survive the satisfaction and discharge of this Indenture.

      When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(i) or (j) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

      The Trustee shall comply with the provisions of TIA § 313(b)(2) to the extent applicable.

      SECTION 7.08     Replacement of Trustee.

      A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section.

      The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Company. The Holders of a majority in principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Company in writing. The Company may remove the Trustee if:

(a) the Trustee fails to comply with Section 7.10 hereof;

(b) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(c) a custodian or public officer takes charge of the Trustee or its property; or

(d) the Trustee becomes incapable of acting.

      If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

      If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company, or the Holders of at least 10% in principal amount of the then outstanding Notes may petition any court of competent jurisdiction at the expense of the Company for the appointment of a successor Trustee.

      If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.10, such Holder may petition any court of competent jurisdiction at the expense of the Company for the removal of the Trustee and the appointment of a successor Trustee.

      A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, provided all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.07 hereof. Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Company’s obligations under Section 7.07 hereof shall continue for the benefit of the retiring Trustee.

      SECTION 7.09     Successor Trustee by Merger, etc.

      If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee.

      SECTION 7.10     Eligibility; Disqualification.

      There shall at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least U.S.$50 million as set forth in its most recent published annual report of condition.

      This Indenture shall always have a Trustee who satisfies the requirements of TIA § 310(a)(1), (2) and (5). The Trustee is subject to TIA § 310(b).

      SECTION 7.11     Preferential Collection of Claims Against Company.

      The Trustee is subject to TIA § 311(a), excluding any creditor relationship listed in TIA § 311(b). A Trustee who has resigned or been removed shall be subject to TIA § 311(a) to the extent indicated therein.

      SECTION 7.12     Appointment of Co-Trustee.

      (a) Notwithstanding any other provisions of this Indenture, at any time, for the purpose of meeting any legal requirement of any jurisdiction in which any part of this Indenture may at the time be located, the Trustee shall have the power and may execute and deliver all instruments necessary to appoint one or more Persons to act as a co-trustee or co-trustees, or separate trustee or separate trustees, of all or any part of this Indenture, and to vest in such Person or Persons, in such capacity and for the benefit of the Noteholders, such title to this Indenture, or any part hereof, and subject to the other provisions of this Section 7.12, such powers, duties, obligations, rights and trusts as the Trustee may consider necessary or desirable. No co-trustee or separate trustee hereunder shall be required to meet the terms of eligibility as a successor trustee under Section 7.10 and no notice to Noteholders of the appointment of any co-trustee or separate trustee shall be required.

      (b) Every separate trustee and co-trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

(i) all rights, powers, duties and obligations conferred or imposed upon the Trustee shall be conferred or imposed upon and exercised or performed by the Trustee and such separate trustee or co-trustee jointly (it being understood that such separate trustee or co-trustee is not authorized to act separately without the Trustee joining in such act), except to the extent that under any law of any jurisdiction in which any particular act or acts are to be performed the Trustee shall be incompetent or unqualified to perform such act or acts, in which event such rights, powers, duties and obligations (including the holding of title to this Indenture or any portion thereof in any such jurisdiction) shall be exercised and performed singly by such separate trustee or co-trustee, but solely at the direction of the Trustee;

(ii) no trustee hereunder shall be personally liable by reason of any act or omission of any other trustee hereunder; and

(iii) the Trustee may at any time accept the resignation of or remove any separate trustee or co-trustee.

      (c) Any notice, request or other writing given to the Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Indenture and the conditions of this Section 7.12. Each separate trustee and co-trustee, upon its acceptance of the trusts conferred, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Trustee or separately, as may be provided therein, subject to all the provisions of this Indenture, specifically including every provision of this Indenture relating to the conduct of, affecting the liability of, or affording protection or rights (including the rights to compensation, reimbursement and indemnification hereunder) to, the Trustee. Every such instrument shall be filed with the Trustee.

      (d) Any separate trustee or co-trustee may at any time constitute the Trustee its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Indenture on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

      SECTION 8.01     Option to Effect Legal Defeasance or Covenant Defeasance.

      The Company may, at the option of its Board of Directors evidenced by a resolution set forth in an Officers’ Certificate, at any time, elect to have either Section 8.02 or 8.03 hereof be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

      SECTION 8.02     Legal Defeasance and Discharge.

      Upon the Company’s exercise under Section 8.01 hereof of the option applicable to this Section 8.02, the Company shall, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be deemed to have been discharged from its obligations with respect to all outstanding Notes on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, which shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 hereof and the other Sections of this Indenture referred to in (a) and (b) below, and to have satisfied all its other obligations under such Notes and this Indenture (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder: (a) the rights of Holders of outstanding Notes to receive solely from the trust fund described in Section 8.04 hereof, and as more fully set forth in such Section, payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (b) the Company’s obligations with respect to such Notes under Article 2 and Sections 4.02 and Section 4.20 hereof, (c) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Company’s obligations in connection therewith and (d) this Article 8. Subject to compliance with this Article 8, the Company may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03 hereof.

      SECTION 8.03     Covenant Defeasance.

      Upon the Company’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, the Company shall, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be released from its obligations under the covenants contained in Sections 4.03, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.15, 4.17 and 4.18 hereof and clauses (3) and (4) of Section 5.01(a) hereof with respect to the outstanding Notes on and after the date the conditions set forth in Section 8.04 are satisfied (hereinafter, “Covenant Defeasance”), and the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01 hereof, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby. In addition, upon the Company’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03 hereof, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, Sections 6.01(c) (but only with respect to Section 4.04 or to clauses (3) and (4) of Section 5.01(a)), 6.01(e) (other than with respect to Section 4.19), 6.01(g), 6.01(h) and 6.01(i) hereof shall not constitute Events of Default.

      SECTION 8.04     Conditions to Legal or Covenant Defeasance.

      The following shall be the conditions to the application of either Section 8.02 or 8.03 hereof to the outstanding Notes:

      In order to exercise either Legal Defeasance or Covenant Defeasance:

(a) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in United States dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium and Additional Interest, if any, and interest on the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(b) in the case of an election under Section 8.02 hereof, the Company shall have delivered to the Trustee (i) an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of this Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred and (ii) an Opinion of Counsel in Mexico reasonably acceptable to the Trustee confirming that Holders of the Notes will not recognize income, gain or loss for Mexican taxes purposes as a result of such Legal Defeasance and will be subject to Mexican taxes (including withholding taxes) on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c) in the case of an election under Section 8.03 hereof, the Company shall have delivered to the Trustee (i) an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred and (ii) an Opinion of Counsel in Mexico reasonably acceptable to the Trustee confirming that Holders of the Notes will not recognize income, gain or loss for Mexican taxes purposes as a result of such Covenant Defeasance and will be subject to Mexican taxes (including withholding taxes) on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness all or a portion of the proceeds of which will be used to defease the Notes pursuant to this Article 8 concurrently with such incurrence) or insofar as Sections 6.01(i) or 6.01(j) hereof is concerned, at any time in the period ending on the 91st day after the date of deposit;

(e) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(f) the Company shall have delivered to the Trustee an Opinion of Counsel in the United States and Mexico (which may be subject to customary exceptions) to the effect that on the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(g) the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company; and

(h) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel in the United States and Mexico, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

      SECTION 8.05     Deposited Money and Government Securities to be Held in Trust; Other Miscellaneous Provisions.

      Subject to Section 8.06 hereof, all money and non-callable Government Securities (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.05, the “Trustee”) pursuant to Section 8.04 hereof in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

      The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable Government Securities deposited pursuant to Section 8.04 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

      Anything in this Article 8 to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon the request of the Company any money or non-callable Government Securities held by it as provided in Section 8.04 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(a) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

      SECTION 8.06     Repayment to Company.

      Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, premium, if any, or interest on any Note and remaining unclaimed for two years after such principal, and premium, if any, or interest has become due and payable shall be paid to the Company on its request or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in the New York Times and The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Company.

      SECTION 8.07     Reinstatement.

      If the Trustee or Paying Agent is unable to apply any United States dollars or non-callable Government Securities in accordance with Section 8.02 or 8.03 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03 hereof, as the case may be; provided, however, that, if the Company makes any payment of principal of, premium, if any, or interest on any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

      SECTION 9.01     Without Consent of Holders of Notes.

      Notwithstanding Section 9.02 of this Indenture, the Company, the Guarantors and the Trustee may amend or supplement this Indenture, the Subsidiary Guarantees or the Notes without the consent of any Holder of a Note:

      (a) to cure any ambiguity, omission, defect or inconsistency;

      (b) to provide for the assumption by a successor company of the obligations of the Company under this Indenture;

      (c) to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

      (d) to add guarantees with respect to the Notes to secure the Notes;

      (e) to secure the Notes and/or the Subsidiary Guarantees;

      (f) to add to the covenants of the Company for the benefit of the Holders of the Notes or to surrender any right or power conferred upon the Company;

      (g) to make any change that does not adversely affect the rights of any Holder of the Notes as stated in an Opinion of Counsel delivered to the Trustee; or

      (h) to comply with any requirement of the SEC in connection with the qualification of this Indenture under the Trust Indenture Act.

      Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental Indenture, and upon receipt by the Trustee of the documents described in Section 7.02 hereof, the Trustee shall join with the Company and the Guarantors in the execution of any amended or supplemental Indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into such amended or supplemental Indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

      SECTION 9.02     With Consent of Holders of Notes.

      Except as provided below in this Section 9.02, the Company and the Trustee may amend or supplement this Indenture (including Section 3.09, 4.10 and 4.15 hereof), the Subsidiary Guarantees and the Notes with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding voting as a single class (including consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes), and, subject to Sections 6.04 and 6.07 hereof, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, or interest on the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture, the Subsidiary Guarantees or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes voting as a single class (including consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes).

      Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental Indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders of Notes as aforesaid, and upon receipt by the Trustee of the documents described in Section 7.02 hereof, the Trustee shall join with the Company in the execution of such amended or supplemental Indenture unless such amended or supplemental Indenture directly affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such amended or supplemental Indenture.

      It shall not be necessary for the consent of the Holders of Notes under this Section 9.02 to approve the particular form of any proposed amendment or waiver, but it shall be sufficient if such consent approves the substance thereof.

      After an amendment, supplement or waiver under this Section becomes effective, the Company shall mail to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amended or supplemental Indenture or waiver. Subject to Sections 6.04 and 6.07 hereof, the Holders of a majority in aggregate principal amount of the Notes then outstanding voting as a single class may waive compliance in a particular instance by the Company with any provision of this Indenture or the Notes. However, without the consent of each Holder affected, an amendment or waiver under this Section 9.02 may not (with respect to any Notes held by a non-consenting Holder):

      (a) reduce the amount of Notes whose Holders must consent to an amendment;

      (b) reduce the rate of or extend the time for payment of interest on any Note;

      (c) reduce the principal of or extend the Stated Maturity of any Note;

      (d) reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under Section 3.07 hereof;

      (e) make any Note payable in money other than that stated in the Note;

      (f) impair the right of any Holder of the Notes to receive payment of principal of and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

      (g) make any change in the amendment provisions which require each Holder’s consent or in the waiver provisions;

      (h) release any Guarantor from any of its obligations under its Subsidiary Guarantee or this Indenture, except in accordance with this Indenture;

      (i) make any change in the ranking or priority of any Note that would adversely affect the Noteholders; or

      (j) make any change in the provisions of this Indenture described under Section 4.19 hereof that adversely affects the rights of any Noteholder or amend the terms of the Notes or this Indenture in a way that would result in the loss of an exemption from any of the Taxes described thereunder or would otherwise adversely affect any Noteholder for United States or Mexican tax purposes.

      SECTION 9.03     Compliance with Trust Indenture Act.

      Every amendment or supplement to this Indenture or the Notes shall be set forth in a amended or supplemental Indenture that complies with the TIA as then in effect.

      SECTION 9.04     Revocation and Effect of Consents.

      Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the waiver, supplement or amendment becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

      SECTION 9.05     Notation on or Exchange of Notes.

      The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

      Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

      SECTION 9.06     Trustee to Sign Amendments, etc.

      The Trustee shall sign any amended or supplemental Indenture authorized pursuant to this Article Nine if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. The Company may not sign an amendment or supplemental Indenture until the Board of Directors approves it. In executing any amended or supplemental indenture, the Trustee shall be entitled to receive and (subject to Section 7.01 hereof) shall be fully protected in relying upon, in addition to the documents required by Section 11.04 hereof, an Officers’ Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture.

ARTICLE 10

SUBSIDIARY GUARANTEES

      SECTION 10.01     Guarantee.

      Subject to this Article 10, each of the Guarantors together with any future Restricted Subsidiary which in accordance with Section 4.18 hereof is required in the future to guarantee the Obligations of the Company and the Guarantors under the Subsidiary Guarantees and this Indenture, upon execution of a supplemental indenture, hereby, jointly and severally, unconditionally guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the Obligations of the Company hereunder or thereunder and the Guarantors hereunder, that: (a) the principal of, premium, if any, any interest, and Additional Amounts, if any, on the Notes (including, without limitation, any interest that accrues after, or would accrue but for, the commencement of a proceeding of the type described in Sections 6.01(i) and (j)) and any fees, expenses and other amounts owing under this Indenture will be duly and punctually paid in full when due, whether at Stated Maturity, by acceleration, mandatory redemption, call for redemption, upon an Asset Sale Offer, Put Offer, purchase or otherwise, and interest on the overdue principal and (to the extent permitted by law) interest, if any, on the Notes and any other amounts due in respect of the Notes, and all other Obligations of the Company and the Guarantors, including the Company’s Obligations to the Holders of the Notes under this Indenture and the Notes, and the other Guarantors’ Obligations under their Subsidiary Guarantees, whether now or hereafter existing, will be promptly paid in full or performed, all strictly in accordance with the terms hereof and of the Notes; and (ii) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration, mandatory redemption, call for redemption, upon Put Offer, Asset Sale Offer, purchase or otherwise. If payment is not made when due of any amount so guaranteed for whatever reason, Guarantor shall be jointly and severally obligated to pay the same individually whether or not such failure to pay has become an Event of Default which could cause acceleration pursuant to Section 6.02. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection. An Event of Default under this Indenture or the Notes shall constitute an Event of Default under each Guarantee, and shall entitle the Holders to accelerate the obligations of each Guarantor hereunder in the same manner and to the same extent as the obligations of the Company. Each Subsidiary Guarantee is intended to be superior to or pari passu in right of payment with all Indebtedness of the respective Guarantor and each Guarantor’s obligations are independent of any obligation of the Company or any other Guarantor.

      (b) Each Guarantor waives presentation to, demand of, payment from and protest to the Company of any of the obligations under this Indenture or the Securities and also waives notice of protest for nonpayment. Each Guarantor waives notice of any default under the Notes or under this Indenture of the Notes. The obligations of each Guarantor hereunder shall not be affected by (i) the failure of any Holder or the Trustee to assert any claim or demand or to enforce any right or remedy against the Company or any other Person under this Indenture, the Notes or any other agreement or otherwise; (ii) any extension or renewal of any thereof; (iii) any rescission, waiver, amendment or modification of any of the terms or provisions of this Indenture, the Notes or any other agreement; (iv) the release of any security held by any Holder, or the Trustee or the Collateral Agent for the obligations or any of them; (v) the failure of any Holder, or the Trustee, to exercise any right or remedy against any other guarantor of the obligations of the Company hereunder and under the Notes; or (vi) any change in the ownership of any such Guarantor.

      (c) The obligations of each Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the obligations of the Company hereunder or under the Notes or otherwise. Without limiting the generality of the foregoing, the obligations of each Guarantor herein shall not be discharged or impaired or otherwise affected by the failure of any Holder or the Trustee to assert any claim or demand or to enforce any remedy under this Indenture, the Notes or any other agreement, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the obligations of the Company hereunder or under the Notes, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of such Guarantor or would otherwise operate as a discharge of such Guarantor as a matter of law or equity.

      (d) Each Guarantor further agrees that the Subsidiary Guarantee to which it is an obligor shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of, premium, if any, on or interest (or Additional Amounts, if any) on any obligation of the Company is rescinded or must otherwise be restored by any Holder or the Trustee upon the bankruptcy or reorganization of the Company or otherwise.

      (e) In furtherance of the foregoing and not in limitation of any other right which any Holder or the Trustee has at law or in equity against any Guarantor by virtue hereof, upon the failure of the Company to pay the principal of, premium, if any, on or interest (or Additional Amounts, if any) on any of its obligations hereunder or under the Notes when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, or to perform or comply with any other obligation, each Guarantor hereby promises to and will, upon receipt of written demand by the Trustee, forthwith pay, or cause to be paid, in cash, to the Holders or the Trustee an amount equal to the sum of (i) the unpaid amount of such obligations hereunder or under the Notes, (ii) accrued and unpaid interest on such obligations (but only to the extent not prohibited by law) and (iii) all other monetary obligations of the Company to the Holders and the Trustee.

      (f) Until such time as the Notes and the other obligations of the Company guaranteed hereby have been satisfied in full, each Guarantor hereby irrevocably waives any claim or other rights that it may now or hereafter acquire against the Company or any other Guarantor that arise from the existence, payment, performance or enforcement of such Guarantor’s obligations under its Subsidiary Guarantee, as applicable, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Holders or the Trustee against the Company or any other Guarantor or any security, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from the Company or any other Guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right. If any amount shall be paid to such Guarantor in violation of the preceding sentence at any time prior to the later of the payments in full of the Notes and all other amounts payable under this Indenture, and each Subsidiary Guarantee upon the Stated Maturity of the Notes, such amount shall be held in trust for the benefit of the Holders and the Trustee and shall forthwith be paid to the Trustee to be credited and applied to the Notes and all other amounts payable under each Subsidiary Guarantee, whether matured or unmatured, in accordance with the terms of this Indenture, or to be held as security for any obligations or other amounts payable under any Subsidiary Guarantee thereafter arising.

      (g) Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the waiver set forth in this Section 10.01 is knowingly made in contemplation of such benefits. Each Guarantor further agrees that, as between it, on the one hand, and the Holders and the Trustee, on the other hand, (x) subject to this Article 10, the maturity of the obligations of the Company guaranteed hereby may be accelerated as provided in Article 6 for the purposes of its Subsidiary Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any acceleration of such obligations of the Company guaranteed hereby as provided in Article 6, such obligations (whether or not due and payable) shall further then become due and payable by the Guarantor for the purposes of each Subsidiary Guarantee.

      (h) A Guarantor that makes a distribution or payment under a Subsidiary Guarantee shall be entitled to contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each such other Guarantor for all payments, damages and expenses incurred by that Guarantor in discharging the Company’s obligations with respect to the Notes and this Indenture or any other Guarantor with respect to its Subsidiary Guarantee, so long as the exercise of such right does not impair the rights of the Holders of the Notes under the Subsidiary Guarantees.

      (i) Each Guarantor also agrees to pay any and all costs and expenses (including reasonable attorneys’ fees) incurred by the Trustee or any Holder in enforcing any rights under this Section 10.01.

      SECTION 10.02     Limitation on Liability.

      The obligations of each Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Subsidiary Guarantee, or pursuant to its contribution obligations under this Indenture, result in the obligations of such Guarantor under its Subsidiary Guarantee, not constituting a fraudulent conveyance or fraudulent transfer under Federal or State law or otherwise not being void, voidable or unenforceable under any bankruptcy, reorganization, receivership, insolvency, liquidation or other similar legislation or legal principles under any applicable foreign law. Each Guarantor that makes a payment or distribution under its Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each Guarantor.

      SECTION 10.03     Limitation on Guarantor Liability.

      Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Subsidiary Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to any Subsidiary Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of such Guarantor will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article 10, result in the obligations of such Guarantor under its Subsidiary Guarantee not constituting a fraudulent transfer or conveyance.

      SECTION 10.04     Execution and Delivery of Subsidiary Guarantee.

      To evidence its Subsidiary Guarantee set forth in Section 10.01, each Guarantor hereby agrees that a notation of such Subsidiary Guarantee substantially in the form included in Exhibit B shall be endorsed by an Officer of such Guarantor on each Note authenticated and delivered by the Trustee and that this Indenture shall be executed on behalf of such Guarantor by its President or one of its Vice Presidents.

      Each Guarantor hereby agrees that its Subsidiary Guarantee set forth in Section 10.01 shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Subsidiary Guarantee.

      If an Officer whose signature is on this Indenture or on the Subsidiary Guarantee no longer holds that office at the time the Trustee authenticates the Note on which a Subsidiary Guarantee is endorsed, the Subsidiary Guarantee shall be valid nevertheless.

      The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Subsidiary Guarantee set forth in this Indenture on behalf of the Guarantors.

      In the event that the Company creates or acquires any new Subsidiaries subsequent to the date of this Indenture, if required by Section 4.18 hereof, the Company shall cause such Subsidiaries to execute supplemental indentures to this Indenture and Subsidiary Guarantees in accordance with Section 4.18 hereof and this Article 10, to the extent applicable.

      SECTION 10.05     No Waiver.

      Neither a failure nor a delay on the part of the Trustee or the Holders in exercising any right, power or privilege under this Article 10 shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and not exclusive of any other rights, remedies or benefits which either may have under this Article 10 at law, in equity, by statute or otherwise.

      SECTION 10.06     Modification.

      No modification, amendment or waiver of any provision of this Article 10, nor the consent to any departure by any Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on any Guarantor in any case shall entitle such Guarantor to any other or further notice or demand in the same, similar or other circumstances.

      SECTION 10.07     Guarantors May Consolidate, etc., on Certain Terms.

      Except as otherwise provided in Section 10.08 hereof, no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person whether or not affiliated with such Guarantor unless:

      (a) subject to Section 10.08 hereof, the Person formed by or surviving any such consolidation or merger (if other than a Guarantor or the Company) unconditionally assumes all the obligations of such Guarantor, pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Notes, the Indenture and the Subsidiary Guarantee on the terms set forth herein or therein; and

      (b) immediately after giving effect to such transaction, no Default or Event of Default exists.

      In case of any such consolidation, merger, sale or conveyance and upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the Subsidiary Guarantee endorsed upon the Notes and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Guarantor, such successor Person shall succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as a Guarantor. Such successor Person thereupon may cause to be signed any or all of the Subsidiary Guarantees to be endorsed upon all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee. All the Subsidiary Guarantees so issued shall in all respects have the same legal rank and benefit under this Indenture as the Subsidiary Guarantees theretofore and thereafter issued in accordance with the terms of this Indenture as though all of such Subsidiary Guarantees had been issued at the date of the execution hereof.

      Except as set forth in Articles 4 and 5 hereof, and notwithstanding clauses (a) and (b) above, nothing contained in this Indenture or in any of the Notes shall prevent any consolidation or merger of a Guarantor with or into the Company or another Guarantor, or shall prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety to the Company or another Guarantor.

      SECTION 10.08     Releases Following Sale of Assets.

      In the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all the capital stock of any Guarantor, in each case to a Person that is not the Company (either before or after giving effect to such transactions) or a Restricted Subsidiary of the Company, then such Guarantor (in the event of a sale or other disposition, by way of merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the net proceeds of such sale or other disposition are applied in accordance with the applicable provisions of this Indenture, including without limitation Section 4.10 hereof. Upon delivery by the Company to the Trustee of an Officers’ Certificate and an Opinion of Counsel to the effect that such sale or other disposition was made by the Company in accordance with the provisions of this Indenture, including without limitation Section 4.10 hereof, the Trustee shall execute any documents reasonably required in order to evidence the release of any Guarantor from its obligations under its Subsidiary Guarantee.

      Any Guarantor not released from its obligations under its Subsidiary Guarantee shall remain liable for the full amount of principal of and interest on the Notes and for the other obligations of any Guarantor under this Indenture as provided in this Article 10.

ARTICLE 11

SATISFACTION AND DISCHARGE

      SECTION 11.01     Satisfaction and Discharge.

      This Indenture will be discharged and will cease to be of further effect as to all Notes issued hereunder, when:

      (1) either:

(a) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

      (2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

      (3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under this Indenture; and

      (4) the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

      In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Notwithstanding the satisfaction and discharge of this Indenture, if money shall have been deposited with the Trustee pursuant to subclause (b) of clause (1) of this Section, the provisions of Section 11.02 and Section 8.06 shall survive.

      SECTION 11.02     Application of Trust Money.

      Subject to the provisions of Section 8.06, all money deposited with the Trustee pursuant to Section 11.01 shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

      If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 11.01 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s and any Guarantor’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 11.01; provided that if the Company has made any payment of principal of, premium, if any, or interest on any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

ARTICLE 12

MISCELLANEOUS

      SECTION 12.01     Trust Indenture Act Controls.

      If any provision of this Indenture limits, qualifies or conflicts with the duties imposed by TIA §318(c), the imposed duties shall control.

      SECTION 12.02     Notices.

      Any notice or communication by the Company, any Guarantor or the Trustee to the others is duly given if in English and in writing and delivered in Person or mailed by first class mail (registered or certified, return receipt requested), telex, telecopier or overnight air courier guaranteeing next day delivery, to the others’ address:

If to the Company and/or any Guarantor:

Maxcom Telecomunicaciones, S.A. de C.V.

Guillermo González Camarena #2000
Col. Centro De Ciudad Santa Fe
01210 Mexico D.F.
Telecopier No.: +(5255) 5147-1310
Attention: Legal Department

With a copy to:

Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, Illinois 60601
Telecopier No.: (312) 861-2200
Attention: Margaret A. Gibson, P.C.
           and Michael D. Belsley, Esq.

If to the Trustee:

The Bank of New York
101 Barclay Street, Floor 21W
New York, New York 10286
Telecopier No.: (212) 815-5203
Attention: Corporate Trust Administration – Global Finance Unit

      The Company, any Guarantor or the Trustee, by notice to the others may designate additional or different addresses for subsequent notices or communications.

      All notices and communications (other than those sent to Holders) shall be given in English and shall be deemed to have been duly given when actually received.

      Any notice or communication to a Holder shall be mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the Registrar. Any notice or communication shall also be so mailed to any Person described in TIA § 313(c), to the extent required by the TIA. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

      If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

      If the Company mails a notice or communication to Holders, it shall mail a copy to the Trustee and each Agent at the same time.

      SECTION 12.03     Communication by Holders of Notes with Other Holders of Notes.

      Holders may communicate pursuant to TIA § 312(b) with other Holders with respect to their rights under this Indenture or the Notes. The Company, the Trustee, the Registrar and anyone else shall have the protection of TIA § 312(c).

      SECTION 12.04     Certificate and Opinion as to Conditions Precedent.

      Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

      (a) an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.06 hereof) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

      (b) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.06 hereof) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

      SECTION 12.05     Form of Documents Delivered to a Trustee.

      In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

      Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or opinion of counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

      Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

      SECTION 12.06     Statements Required in Certificate or Opinion.

      Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to TIA § 314(a)(4)) shall comply with the provisions of TIA § 314(e) and shall include:

      (a) a statement that the Person making such certificate or opinion has read such covenant or condition;

      (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

      (c) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

      (d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

      SECTION 12.07     Rules by Trustee and Agents.

      The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

      SECTION 12.08     No Personal Liability of Directors, Officers, Employees and Stockholders.

      No past, present or future director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or such Guarantor under the Notes, the Subsidiary Guarantees or this Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

      SECTION 12.09     Governing Law, Submission to Jurisdiction and Waiver of Jury Trial.

      This Indenture and all of the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflict of law provisions thereof, and if any dispute or controversy related to or arising out of this Indenture is brought before a Mexican court, the parties hereto agree that this Indenture shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflict of law provisions thereof.

      Any action or proceeding relating in any way to this Indenture may be brought and enforced in the federal courts of the United States for the Southern District of New York, and each of the parties hereto irrevocably submits to the nonexclusive jurisdiction of each such court in respect of any such action or proceeding and the Company and the Guarantor hereby expressly waive any jurisdiction rights they may be entitled to by reason of their present or future domicile or otherwise; provided, that if for whatever reason the federal courts of the United States for the Southern District of New York will not or cannot hear such action or proceeding, it may be brought and enforced in the courts of the State of New York in The City of New York, Borough of Manhattan. Each of the Company and each of the Guarantor irrevocably appoints CT Corporation System, with offices at 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its agent to receive service of process or other legal summons for purposes of any such action or proceeding. So long as the Company or the Guarantor has any obligation under this Indenture, it will maintain a duly appointed agent in The City of New York, Borough of Manhattan for the service of such process or summons, and if it fails to maintain such an agent, any such process or summons may be served by mailing a copy thereof by registered mail, or a form of mail substantially equivalent thereto, addressed to it at its address as provided for notices hereunder.

      Each of the Company and the Guarantor irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction,

attachment (both before and after judgment) and execution to which it might otherwise be entitled in any action or proceeding relating in any way to this Indenture in the courts of Mexico or the United States, of the State of New York or of any other country or jurisdiction, and the Company and the Guarantor shall not raise a claim or cause to be pleaded any such immunity at or in respect of any such action or proceeding.

      Each of the parties irrevocable waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the United States District Court for the Southern District of New York, or the Supreme Court of the State of New York, County of New York and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

      EACH OF THE COMPANY, THE GUARANTORS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

      SECTION 12.10     No Adverse Interpretation of Other Agreements.

      This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

      SECTION 12.11     Successors.

      All agreements of the Company in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors. All agreements of each Guarantor in this Indenture shall bind its successors, except as otherwise provided in Section 10.08.

      SECTION 12.12     Severability.

      In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

      SECTION 12.13     Counterpart Originals.

      The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

      SECTION 12.14     Table of Contents, Headings, etc.

      The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

[Signatures on following page]

SIGNATURES

Dated as of [                              ], 2004

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

By:

Name:
Title:

Attest:

Name:
Title:

CORPORATIVO EN TELECOMUNICACIONES, S.A. DE C.V.

By:

Name:
Title:

Attest:

Name:
Title:

MAXCOM SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.

By:

Name:
Title:

Attest:

Name:
Title:

MAXCOM USA, INC.

By:

Name:
Title:

Attest:

Name:
Title:

THE BANK OF NEW YORK

By:

Name:
Title:

EXHIBIT A

[FACE OF NOTE]

[Insert the Global Note Legend or Original Issue Discount Legend, if applicable pursuant to the provisions of the Indenture]

CUSIP

Senior Notes due 2007

No.	U.S.$

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

promises to pay to

or registered assigns,

the principal sum of

Dollars on March 1, 2007.
Interest Payment Dates: September 1, 2006 and March 1, 2007
Record Dates: August 15, 2006 and February 15, 2007
Execution Place: New York, New York
Dated as of                     , 2004

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

By:

Name:
Title:

This is one of the Notes referred to

in the within-mentioned Indenture:

THE BANK OF NEW YORK,
as Trustee

By:

Authorized Signatory

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[Back of Note]

Senior Notes due 2007

      Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

      1. Interest. Maxcom Telecomunicaciones, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (the “Company”), promises to pay interest on the principal amount of this Note as follows: (a) if this Note has not been accelerated as a result of an Event of Default, no interest shall accrue or be payable for the period commencing on the Issue Date and continuing until February 28, 2006; (b) if no Event of Default has occurred and is continuing, interest shall accrue at the rate of 10% per annum for the period commencing on March 1, 2006 and continuing until maturity of this Note, and the Company will pay such interest and Additional Amounts, if any, semi-annually in arrears on September 1, 2006 and March 1, 2007 to the registered Holder on the Record Date, or if any such Interest Payment Date is not a Business Day, on the next succeeding Business Day; (c) if an Event of Default has occurred and is continuing on or prior to February 28, 2006 and the then outstanding principal amount of this Note becomes due and payable pursuant to Section 6.02 of the Indenture as a result of such Event of Default, interest (including post-petition interest in any proceeding under any Bankruptcy Law) will accrue at a defaulted interest rate of 3% per annum on principal and premium, if any, from the date of occurrence of the Event of Default until this Note, together with all interest, defaulted interest and Additional Amounts, if any, is paid in full; and (d) on or after March 1, 2006, the Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal, including any principal due and payable pursuant to Section 6.02 of the Indenture as a result of an Event of Default, and premium, if any, from time to time on demand at an interest rate of 11% per annum, and the Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on installments of interest (without regard to any applicable grace periods) from time to time on demand at the same rate to the extent lawful. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

      2. Method of Payment. The Company will pay interest on the Notes (except defaulted interest) and Additional Amounts, if any, to the Persons who are registered Holders of Notes at the close of business on the 15th day of the month next preceding the Interest Payment Date, even if such Notes are canceled after such record date and on or before such Interest Payment Date (whether or not a Business Day), except as provided in Section 2.12 of the Indenture with respect to defaulted interest. The Notes will be payable as to principal, premium, if any, and interest and Additional Amounts at the office or agency of the Company maintained for such purpose within the City and State of New York, or, at the option of the Company, payment of interest may be made by check mailed from such office or agency to the Holders at their addresses set forth in the register of Holders, and provided that payment by wire transfer of immediately available funds will be required with respect to principal of and interest, premium on, the Global Note and all other Notes the Holders of which shall have provided wire transfer instructions to the Company or the Paying Agent. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

      3. Paying Agent and Registrar. Initially, The Bank of New York, the Trustee under the Indenture, will act as Paying Agent and Registrar. The Company may change any Paying Agent or Registrar without notice to any Holder. The Company or any of its Subsidiaries may act in any such capacity.

      4. Indenture. The Company issued the Notes under an Indenture, dated as of April 29, 2002, and amended and restated as of [                    ], 2004 (“Indenture”), among the Company, Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom USA, Inc., and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (15 U.S. Code §§ 77aaa-77bbbb). The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the indenture shall govern and be controlling. The Notes are obligations of

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the Company limited to U.S.$175.0 million in aggregate principal amount, except as provided in Section 2.07 of the Indenture.

      5. Optional Redemption.

(a) The Company may at its option on one or more occasions redeem Notes in whole or in part at a redemption price (expressed as a percentage of principal amount) of 101.00%, plus accrued and unpaid interest to the redemption date

(b) Without the consent of any Holder, outstanding Notes may be redeemed at the Company’s option at any time in whole, but not in part, upon its giving irrevocable prior written notice pursuant to Section 3.03 of the Indenture, if, as a result of any amendment to, or change in, the laws (or any related regulation or rulings) of Mexico or any related political subdivision or taxing authority affecting taxation or any amendment to or change in an official interpretation, administration or application of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which amendment or change of such laws, regulations or rulings becomes effective on or after the date on which the Notes are originally issued, the Company would or would become obligated, after taking reasonable measures available to the Company to avoid such requirement, to pay Excessive Additional Amounts, at a cash price equal to the sum of:

(i) 100% of the principal amount of the Note on the date of redemption;

(ii) the related accrued and unpaid interest, if any, to the date of redemption; and

(iii) any Additional Amounts which would otherwise be payable.

      Notwithstanding the above no such notice of redemption may be given earlier than 60 days prior to the earliest date on which, but for such redemption, the Company would be obligated to pay Excessive Additional Amounts were any payment on the Notes then due.

      Prior to publication of any notice of redemption pursuant to this Section, the Company will deliver to the Trustee (1) an Officer’s Certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to its right to so redeem the Notes have occurred and (2) a written opinion of independent counsel in Mexico reasonably acceptable to the Trustee to the effect that the Company has or will become obligated to pay such Excessive Additional Amounts as a result of such change or amendment. Once the Company delivers such notice to the Trustee, it will be irrevocable.

      6. Mandatory Redemption.

      Except as set forth in paragraph 7 below, the Company shall not be required to make mandatory redemption payments with respect to the Notes.

      7. Repurchase at Option of Holder.

(a) If there is a Put Offer Event, the Company shall be required to make an offer (a “Put Offer”) to repurchase all or any part (equal to U.S.$1.00 or an integral multiple thereof) of each Holder’s Notes at a purchase price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest, to the date of purchase (the “Put Payment”). Within 30 days following any Put Offer Event, the Company shall mail a notice to each Holder setting forth the procedures governing the Put Offer as required by the Indenture. Holders of Notes that are the subject of an offer to purchase will receive a Put Offer from the Company prior to any related purchase date and may elect to have such Notes purchased by completing the form entitled “Option of Holder to Elect Purchase” on the reverse of the Notes.

(b) If the Company or a Subsidiary consummates any Asset Disposition and the aggregate amount of Net Available Cash exceeds U.S.$5.0 million, the Company may commence an offer to all Holders of Notes (an “Asset Sale Offer”) pursuant to Section 3.09 of the Indenture to purchase the maximum principal amount of Notes that may be purchased out of the Net Available Cash at an

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offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Additional Interest thereon, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Net Available Cash, the Company (or such Subsidiary) may use such deficiency for purposes not prohibited by the Indenture. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Net Available Cash, the Trustee shall select the Notes to be purchased on a pro rata basis. Holders of Notes that are the subject of an offer to purchase will receive an Asset Sale Offer from the Company prior to any related purchase date and may elect to have such Notes purchased by completing the form entitled “Option of Holder to Elect Purchase” on the reverse of the Notes.

      8. Notice of Redemption. Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed at its registered address. Notes in denominations larger than U.S.$1.00 may be redeemed in part but only in whole multiples of U.S.$1.00, unless all of the Notes held by a Holder are to be redeemed. On and after the redemption date interest ceases to accrue on Notes or portions thereof called for redemption.

      9. Denominations, Transfer, Exchange. The Notes are in registered form without coupons in denominations of U.S.$1.00 and integral multiples of U.S.$1.00. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Company need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed or during the period between a record date and the corresponding Interest Payment Date.

      10. Persons Deemed Owners. The registered Holder of a Note may be treated as its owner for all purposes.

      11. Amendment, Supplement and Waiver. Subject to certain exceptions, the Indenture, the Subsidiary Guarantees or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the then outstanding Notes voting as a single class, and any existing default or compliance with any provision of the Indenture, the Subsidiary Guarantees or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes voting as a single class. Without the consent of any Holder of a Note, the Indenture, the Subsidiary Guarantees or the Notes may be amended or supplemented to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor company of the obligations of the Company under this Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add guarantees with respect to the Notes to secure the Notes, to add to the covenants of the Company for the benefit of the Holders of the Notes or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any Holder of the Notes, or to comply with any requirement of the SEC in connection with the qualification of this Indenture under the Trust Indenture Act.

      12. Defaults and Remedies. Events of Default include in summary form: (i) default for 30 days in the payment when due of interest, Additional Amounts on the Notes; (ii) default in payment when due of principal of or premium, if any, on the Notes including upon redemption offers to purchase or otherwise; (iii) the Company fails to comply with any of the provisions of Section 5.01 of the Indenture; (iv) the Company fails to comply with the provisions of clause (c) of Section 4.04 of the Indenture for a period of 30 or more days commencing on the date of such default; (v) the Company fails to comply with any of the provisions of Sections 4.07, 4.08, 4.09, 4.10 (other than a failure to purchase Notes), 4.03, 4.11, 4.12, 4.13, 4.15 (other than a failure to purchase Notes), 4.17, or 4.18 of the Indenture for 30 days after notice

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to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class; (vi) the Company fails to observe or perform any other covenant, representation, warranty or other agreement in the Indenture or the Notes for 60 days after notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class; (vii) a default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Significant Subsidiaries, whether such Indebtedness or guarantee now exists, or is created after the date of this Indenture, which default results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of such Indebtedness is U.S.$5.0 million or more; (viii) certain final judgments or decrees for the payment of money that remain undischarged for 60 consecutive days provided that such undischarged judgments or decrees exceed U.S.$5.0 million; (ix) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries; and (x) except as permitted by the Indenture, any Subsidiary Guarantee being held in any final judicial proceeding to be unenforceable or invalid or ceasing for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, denying or disaffirming its obligations under such Guarantor’s Subsidiary Guarantee. If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, all outstanding Notes will become due and payable without further action or notice. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest. The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes. The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

      13. Trustee Dealings with Company. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not the Trustee.

      14. No Recourse Against Others. No past, present or future director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or such Guarantor under the Notes, the Subsidiary Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

      15. Authentication. This Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

      16. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/ G/ M/ A (= Uniform Gifts to Minors Act).

      17. Cusip Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Notes and the Trustee may use CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained

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in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

      18. Governing Law and Submission to Jurisdiction. This Note and all of the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflict of law provisions thereof, and if any dispute or controversy related to or arising out of this Note is brought before a Mexican court, the parties hereto agree that this Note shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflict of law provisions thereof.

      Any action or proceeding relating in any way to this Note may be brought and enforced in the federal courts of the United States for the Southern District of New York, and each of the parties hereto irrevocably submits to the nonexclusive jurisdiction of each such court in respect of any such action or proceeding and the Company and the Guarantor hereby expressly waive any jurisdiction rights they may be entitled to by reason of their present or future domicile or otherwise; provided, that if for whatever reason the federal courts of the United States for the Southern District of New York will not or cannot hear such action or proceeding, it may be brought and enforced in the courts of the State of New York in The City of New York, Borough of Manhattan. Each of the Company and each of the Guarantor irrevocably appoints CT Corporation System, with offices at 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its agent to receive service of process or other legal summons for purposes of any such action or proceeding. So long as the Company or the Guarantor has any obligation under this Note, it will maintain a duly appointed agent in The City of New York, Borough of Manhattan for the service of such process or summons, and if it fails to maintain such an agent, any such process or summons may be served by mailing a copy thereof by registered mail, or a form of mail substantially equivalent thereto, addressed to it at its address as provided for notices in the Indenture.

      Each of the Company and the Guarantor irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, attachment (both before and after judgment) and execution to which it might otherwise be entitled in any action or proceeding relating in any way to this Note in the courts of Mexico or the United States, of the State of New York or of any other country or jurisdiction, and the Company and the Guarantor shall not raise a claim or cause to be pleaded any such immunity at or in respect of any such action or proceeding.

      Each of the parties irrevocable waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the United States District Court for the Southern District of New York, or the Supreme Court of the State of New York, County of New York and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

      Each of the parties hereto irrevocably waives any right it may now or hereafter have to a trial by jury in respect of this Note.

      The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

Maxcom Telecomunicaciones, S.A. de C.V.

Guillermo González Camarena #2000
Col. Centro De Ciudad Santa Fe
01210 Mexico D.F.
Attention: Legal Department

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ASSIGNMENT FORM

      To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:

(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and ZIP code)

and irrevocably appoint

to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

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OPTION OF HOLDER TO ELECT PURCHASE

      If you want to elect to have this Note purchased by the Company pursuant to Section 3.09 of the Indenture, check the appropriate box below:

☐ Section 3.09 (Asset Sale Offer)	☐ Section 4.15 (Put Offer)

      If you want to elect to have only part of the Note purchased by the Company pursuant to Section 3.09 or Section 4.15, state the amount you elect to have purchased:

U.S.$

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Tax Identification No.:

Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

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SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE*

      The following changes in the principal amount of this Global Note have been made:

Principal Amount of
			this Global Note	Signature of
	Amount of decrease	Amount of increase	following such	authorized officer
Date of	in Principal Amount	in Principal Amount	decrease (or	of Trustee or
Transaction	of this Global Note	of this Global Note	increase)	Note Custodian

*	This schedule should be included only if the Note is issued in global form.

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EXHIBIT B

[FORM OF NOTATION OF GUARANTEE]

      For value received, each Guarantor (which term includes any successor Person under the Indenture) has, jointly and severally, unconditionally guaranteed, to the extent set forth in the Indenture and subject to the provisions in the Indenture originally, dated as of April 29, 2002, and amended and restated as of [                    ], 2004 (the “Indenture”), among Maxcom Telecomunicaciones, S.A. de C.V., the Guarantors listed on Schedule I thereto and The Bank of New York, as trustee (the “Trustee”), (a) the due and punctual payment in full of the principal of, premium, if any, any interest, and Additional Amounts, if any, on the Notes (including, without limitation, any interest that accrues after, or would accrue but for, the commencement of a proceeding of the type described in Sections 6.01(i) and (j) of the Indenture) and any fees, expenses and other amounts owing under the Indenture, whether at Stated Maturity, by acceleration, mandatory redemption, call for redemption, upon an Asset Sale Offer, Put Offer, purchase or otherwise, and interest on the overdue principal and (to the extent permitted by law) interest, if any, on the Notes and any other amounts due in respect of the Notes, and all other Obligations of the Company and the Guarantors, including the Company’s Obligations to the Holders of the Notes under the Indenture and the Notes, and the other Guarantors’ Obligations under their Subsidiary Guarantees, whether now or hereafter existing, will be promptly paid in full or performed, all strictly in accordance with the terms of the Indenture and of the Notes and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration, mandatory redemption, call for redemption, upon Put Offer, Asset Sale Offer, purchase or otherwise. The obligations of the Guarantors to the Holders of Notes and to the Trustee pursuant to the Subsidiary Guarantee and the Indenture are expressly set forth in Article 10 of the Indenture and reference is hereby made to the Indenture for the precise terms of the Subsidiary Guarantee. Each Holder of a Note, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee, on behalf of such Holder, to take such action as may be necessary or appropriate to effectuate the subordination as provided in the Indenture and (c) appoints the Trustee attorney-in-fact of such Holder for such purpose; provided, however, that the Indebtedness evidenced by this Subsidiary Guarantee shall cease to be so subordinated and subject in right of payment upon any defeasance of this Note in accordance with the provisions of the Indenture. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Indenture.

CORPORATIVO EN TELECOMUNICACIONES, S.A. DE C.V.

By:

Name:
Title:

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MAXCOM SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.

By:

Name:
Title:

MAXCOM USA, INC.

By:

Name:
Title:

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Schedule I

SCHEDULE OF GUARANTORS

The following schedule lists each Guarantor under the Indenture as of the Issue Date:

Corporativo en Telecomunicaciones, S.A. de C.V.

Maxcom Servicios Administrativos, S.A. de C.V.

Maxcom USA, Inc.

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EXHIBIT C

[FORM OF SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY SUBSEQUENT GUARANTORS]

      SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of                     , among                     (the “Guaranteeing Subsidiary”), a subsidiary of Maxcom Telecomunicaciones S.A. de C.V. (or its permitted successor), a sociedad anónima de capital variable organized under the laws of Mexico (the “Company”), the Company, the other Guarantors (as defined in the Indenture referred to herein) and The Bank of New York, as trustee under the indenture referred to below (the “Trustee”).

WITNESSETH

      WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of April 29, 2002, and amended and restated as of [                    ], 2004, providing for the issuance of an aggregate principal amount of up to U.S. $175,000,000 of Senior Notes due 2007 (the “Notes”);

      WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Subsidiary Guarantee”); and

      WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

      NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

      1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

      2. Agreement to Guarantee. The Guaranteeing Subsidiary hereby agrees as follows:

(a) Along with all Guarantors named in the Indenture, and together with any future Restricted Subsidiary which in accordance with Section 4.18 of the Indenture is required in the future to guarantee the Obligations of the Company and the Guarantors under the Subsidiary Guarantees and the Indenture, upon execution of a supplemental indenture, to jointly and severally Guarantee to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, the Notes or the obligations of the Company hereunder or thereunder, that:

(i) the principal of, premium, if any, any interest, and Additional Amounts, if any, on the Notes (including, without limitation, any interest that accrues after, or would accrue but for, the commencement of a proceeding of the type described in Sections 6.01(i) and (j) of the Indenture) and any fees, expenses and other amounts owing under the Indenture will be duly and punctually paid in full when due, whether at Stated Maturity, by acceleration, mandatory redemption, call for redemption, upon an Asset Sale Offer, Put Offer, purchase or otherwise, and interest on the overdue principal and (to the extent permitted by law) interest, if any, on the Notes and any other amounts due in respect of the Notes, and all other Obligations of the Company and the Guarantors, including the Company’s Obligations to the Holders of the Notes under the Indenture and the Notes, and the other Guarantor’s Obligations under their Subsidiary Guarantees, whether now or hereafter existing, will be promptly paid in full or performed, all strictly in accordance with the terms of the Indenture and of the Notes; and

(ii) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration,

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mandatory redemption, call for redemption, upon Put Offer, Asset Sale Offer, purchase or otherwise. If payment is not made when due of any amount so guaranteed for whatever reason, Guaranteeing Subsidiary shall be jointly and severally obligated to pay the same individually whether or not such failure to pay has become an Event of Default which could cause acceleration pursuant to Section 6.02 of the Indenture.

(b) To waive presentation to, demand of, payment from and protest to the Company of any of the obligations under the Indenture or the Notes and also waive notice of protest for nonpayment. The Guaranteeing Subsidiary hereby waives notice of any default under the Notes or under the Indenture. The obligations of the Guaranteeing Subsidiary hereunder shall not be affected by (i) the failure of any Holder or the Trustee to assert any claim or demand or to enforce any right or remedy against the Company or any other Person under the Indenture, the Notes or any other agreement or otherwise; (ii) any extension or renewal of any thereof; (iii) any rescission, waiver, amendment or modification of any of the terms or provisions of the Indenture, the Notes or any other agreement; (iv) the release of any security held by any Holder, or the Trustee or the Collateral Agent for the obligations or any of them; (v) the failure of any Holder, or the Trustee, to exercise any right or remedy against any other guarantor of the obligations of the Company hereunder and under the Notes; or (vi) any change in the ownership of any such Guarantor.

(c) The obligations set forth herein shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the obligations of the Company under the Indenture or under the Notes or otherwise. Without limiting the generality of the foregoing, the obligations herein shall not be discharged or impaired or otherwise affected by the failure of any Holder or the Trustee to assert any claim or demand or to enforce any remedy under the Indenture, the Notes or any other agreement, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the obligations of the Company under the Indenture or under the Notes, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of such Guarantor or would otherwise operate as a discharge of such Guarantor as a matter of law or equity.

(d) That the Subsidiary Guarantee to which it is an obligor shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of, premium, if any, on or interest (or Additional Amounts, if any) on any obligation of the Company is rescinded or must otherwise be restored by any Holder or the Trustee upon the bankruptcy or reorganization of the Company or otherwise.

(e) Upon the failure of the Company to pay the principal of, premium, if any, on or interest (or Additional Amounts, if any) on any of its obligations under the Indenture or under the Notes when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, or to perform or comply with any other obligation, upon receipt of written demand by the Trustee, the Guaranteeing Subsidiary hereby agrees to pay, or cause to be paid, in cash, to the Holders or the Trustee an amount equal to the sum of (i) the unpaid amount of such obligations under the Indenture or under the Notes, (ii) accrued and unpaid interest on such obligations (but only to the extent not prohibited by law) and (iii) all other monetary obligations of the Company to the Holders and the Trustee.

(f) Until such time as the Notes and the other obligations of the Company guaranteed hereby have been satisfied in full, the Guaranteeing Subsidiary irrevocably waives any claim or other rights that it may now or hereafter acquire against the Company or any other Guarantor that arise from the existence, payment, performance or enforcement of its obligations hereunder, as applicable, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Holders or the Trustee against the Company or any other Guarantor or any security, whether or not such claim, remedy or right arises in

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equity or under contract, statute or common law, including, without limitation, the right to take or receive from the Company or any other Guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right.

(g) This Subsidiary Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes and the Indenture, and the Guaranteeing Subsidiary accepts all obligations of a Guarantor under the Indenture.

(h) As between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (x) subject to Article 10 of the Indenture, the maturity of the obligations of the Company guaranteed hereby may be accelerated as provided in Article 6 of the Indenture for the purposes of its Subsidiary Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any acceleration of such obligations of the Company as provided in Article 6 of the Indenture, such obligations (whether or not due and payable) shall further then become due and payable by the Guarantor for the purposes of its Subsidiary Guarantee.

(i) A Guarantor that makes a distribution or payment under a Subsidiary Guarantee shall be entitled to contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each such other Guarantor for all payments, damages and expenses incurred by that Guarantor in discharging the Company’s obligations with respect to the Notes and the Indenture or any other Guarantor with respect to its Subsidiary Guarantee, so long as the exercise of such right does not impair the rights of the Holders of the Notes under the Subsidiary Guarantees.

(j) The obligations of each Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Subsidiary Guarantee, or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under its Subsidiary Guarantee, not constituting a fraudulent conveyance or fraudulent transfer under Federal or State law or otherwise not being void, voidable or unenforceable under any bankruptcy, reorganization, receivership, insolvency, liquidation or other similar legislation or legal principles under any applicable foreign law. Each Guarantor that makes a payment or distribution under its Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each Guarantor.

(k) Pursuant to Section 10.03 of the Indenture, after giving effect to any maximum amount and any other contingent and fixed liabilities that are relevant under any applicable bankruptcy or fraudulent conveyance laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under Article 10 of the Indenture, this new Subsidiary Guarantee shall be limited to the maximum amount permissible such that the obligations of such Guarantor under this Subsidiary Guarantee will not constitute a fraudulent transfer or conveyance.

      3. Execution and Delivery. Each Guaranteeing Subsidiary agrees that the Subsidiary Guarantees shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Subsidiary Guarantee.

      4. Guaranteeing Subsidiary May Consolidate, Etc. on Certain Terms.

      (a) The Guaranteeing Subsidiary may not consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another corporation, Person or entity whether or not affiliated with such Guarantor unless:

(i) subject to Section 10.08 of the Indenture, the Person formed by or surviving any such consolidation or merger (if other than a Guarantor or the Company) unconditionally assumes all the obligations of such Guarantor, pursuant to a supplemental indenture in form and substance reasonably

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satisfactory to the Trustee, under the Notes, the Indenture and the Subsidiary Guarantee on the terms set forth herein or therein; and

(ii) immediately after giving effect to such transaction, no Default or Event of Default exists.

      (b) In case of any such consolidation, merger, sale or conveyance and upon the assumption by the successor corporation, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the Subsidiary Guarantee endorsed upon the Notes and the due and punctual performance of all of the covenants and conditions of the Indenture to be performed by the Guarantor, such successor Person shall succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as a Guarantor. Such successor Person thereupon may cause to be signed any or all of the Subsidiary Guarantees to be endorsed upon all of the Notes issuable under the Indenture which theretofore shall not have been signed by the Company and delivered to the Trustee. All the Subsidiary Guarantees so issued shall in all respects have the same legal rank and benefit under the Indenture as the Subsidiary Guarantees theretofore and thereafter issued in accordance with the terms of the Indenture as though all of such Subsidiary Guarantees had been issued at the date of the execution of the Indenture.

      (c) Except as set forth in Articles 4 and 5 of the Indenture, and notwithstanding clauses (a) and (b) above, nothing contained in the Indenture or in any of the Notes shall prevent any consolidation or merger of a Guarantor with or into the Company or another Guarantor, or shall prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety to the Company or another Guarantor.

      5. Releases.

      (a) In the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all to the capital stock of any Guarantor, in each case to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Company, then such Guarantor (in the event of a sale or other disposition, by way of merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the net proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture, including without limitation Section 4.10 of the Indenture. Upon delivery by the Company to the Trustee of an Officers’ Certificate and an Opinion of Counsel to the effect that such sale or other disposition was made by the Company in accordance with the provisions of the Indenture, including without limitation Section 4.10 of the Indenture, the Trustee shall execute any documents reasonably required in order to evidence the release of any Guarantor from its obligations under its Subsidiary Guarantee.

      (b) In the case of a conveyance, transfer or lease of all or substantially all of the Company’s assets, no Guarantor shall be released from be released or relieved of any obligations under its Subsidiary Guarantee unless such transaction (i) involves a Successor Company other than the Company which expressly assumes, by an indenture supplemental hereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all of the obligations of the Company under the Notes and the Indenture and (ii) satisfies the other conditions set forth in Section 5.01(a)(ii) of the Indenture, in which case the Company and each Guarantor will be released and relieved of any and all obligations hereunder, under the Notes, any Subsidiary Guarantee delivered in connection with the Indenture, and any other instrument, undertaking or agreement delivered by the Company or a Guarantor in connection with the Indenture (other than any Officers’ Certificate). Upon delivery by the Company to the Trustee of an Officers’ Certificate to the effect that such conveyance, transfer, or lease was made by the Company in accordance with the provisions of the Indenture, including without limitation Section 5.01(a)(ii), the Trustee shall execute any documents reasonably required in order to evidence the release the Company and each Guarantor from their respective obligations under the Indenture, under the Notes, under any Subsidiary Guarantee, and under any other instrument, undertaking or agreement delivered by the Company or a Guarantor in connection with the Indenture (other than any Officers’ Certificate).

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      (c) Any Guarantor not released from its obligations under its Subsidiary Guarantee shall remain liable for the full amount of principal of and interest on the Notes and for the other obligations of any Guarantor under the Indenture as provided in Article 11 of the Indenture.

      6. No Recourse Against Others. No past, present or future director, officer, employee, incorporator or stockholder of the Guaranteeing Subsidiary, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes, any Subsidiary Guarantees, the Indenture or this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

      7. Governing Law and Submission to Jurisdiction. This Supplemental Indenture and all of the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflict of law provisions thereof, and if any dispute or controversy related to or arising out of this Supplemental Indenture is brought before a Mexican court, the parties hereto agree that this Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflict of law provisions thereof.

      Any action or proceeding relating in any way to this Supplemental Indenture may be brought and enforced in the federal courts of the United States for the Southern District of New York, and each of the parties hereto irrevocably submits to the nonexclusive jurisdiction of each such court in respect of any such action or proceeding and the Company and the Guarantor hereby expressly waive any jurisdiction rights they may be entitled to by reason of their present or future domicile or otherwise; provided, that if for whatever reason the federal courts of the United States for the Southern District of New York will not or cannot hear such action or proceeding, it may be brought and enforced in the courts of the State of New York in The City of New York, Borough of Manhattan. Each of the Company and each of the Guarantors irrevocably appoints CT Corporation System, with offices at 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its agent to receive service of process or other legal summons for purposes of any such action or proceeding. So long as the Company or the Guarantors has any obligation under this Supplemental Indenture, it will maintain a duly appointed agent in The City of New York, Borough of Manhattan for the service of such process or summons, and if it fails to maintain such an agent, any such process or summons may be served by mailing a copy thereof by registered mail, or a form of mail substantially equivalent thereto, addressed to it at its address as provided for notices hereunder.

      Each of the Company and the Guarantors irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, attachment (both before and after judgment) and execution to which it might otherwise be entitled in any action or proceeding relating in any way to this Supplemental Indenture in the courts of Mexico or the United States, of the State of New York or of any other country or jurisdiction, and the Company and the Guarantors shall not raise a claim or cause to be pleaded any such immunity at or in respect of any such action or proceeding.

      Each of the parties irrevocable waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the United States District Court for the Southern District of New York, or the Supreme Court of the State of New York, County of New York and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

      Each of the parties hereto irrevocably waives any right it may now or hereafter have to a trial by jury in respect of this Supplemental Indenture.

      8. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

B-C-5

      9. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

      10. The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, and in the Notes, except the Trustee’s certificates of authentication, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company and the Trustee or any Authenticating Agent assumes no responsibility for their correctness. The Trustee or any Authenticating Agent shall not be accountable for the use or application by the Company of the Notes or the proceeds thereof.

      IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated:                                    ,

[GUARANTEEING SUBSIDIARY]

By:

Name:
Title:

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

By:

Name:
Title:

MAXCOM SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.

By:

Name:
Title:

B-C-6

MAXCOM USA, INC.

By:

Name:
Title:

[OTHER EXISTING GUARANTORS]

By:

Name:
Title:

THE BANK OF NEW YORK
as Trustee

By:

Name:
Title:

B-C-7

The Exchange Agent for the Exchange Offer and Consent Solicitation is:

THE BANK OF NEW YORK

By Overnight Courier or
By Facsimile:	By Hand:	Registered/ Certified Mail:

The Bank of New York (212) 235-2261 Confirm Receipt of: Facsimile by Telephone: (212) 235-2354	The Bank of New York Corporate Trust Department Reorganization Unit 15 Broad Street — 16th Floor New York, New York 10007 Attn: Ms. Carole Montreuil	The Bank of New York Corporate Trust Department Reorganization Unit 15 Broad Street — 16th Floor New York, New York 10007 Attn: Ms. Carole Montreuil

Any questions or requests for assistance or additional copies of this offering circular and the letter of transmittal and consent may be directed to the information agent at its telephone number and address set forth below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the exchange offer and consent solicitation.

The Information Agent for the Exchange Offer and Consent Solicitation is:

CITIGATE FINANCIAL INTELLIGENCE

111 River Street, Suite 1001
Hoboken, New Jersey 07030
Phone Number: (201) 499-3500

Lucia Domville at (877) 746-3583

E-mail: lucia.domville@citigatefi.com